Form 20-F
period 2020-03-31
GREENPOWER MOTOR Co INC.
filed 2020-07-21
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 333-236252

GREENPOWER MOTOR COMPANY INC.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

#204-209 Carrall Street

Vancouver, British Columbia V6B 2J2, Canada.

(Address of principal executive offices)

Michael Sieffert; (604) 563-4144; info@greenpowerbus.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Common Shares Without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares Without Par Value

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of business of the period covered by the annual report.

108,407,251 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

Forward-Looking Statements

This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled "Risk Factors", uncertainties and other factors, which may cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company's ability to maintain projected production deliveries within certain timelines; expected expansion of the Company's production capacity; labor costs and material costs remaining consistent with the Company's current expectations; production of electric buses meeting customer expectations and at an expected cost; equipment operating as anticipated; there being no material variations in the current regulatory environment; the Company's ability to produce Buy America compliant vehicles; the Company's ability to complete testing required for CMVSS compliance and the Company's ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The COVID-19 global pandemic has had, and may continue to have, a material adverse impact on our business and financial condition and negatively impacts our ability to obtain financing on acceptable terms, if at all, to fund shortfalls in our cash flow from operations. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. While we have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

Such risks are discussed in Item 3.D "Risk Factors". In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. - "Business Overview", Item 5 - "Operating and Financial Review and Prospects" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following information represents selected financial information for our company for the years ended March 31, 2020, March 31, 2019, March 31, 2018, March 31, 2017, and March 31, 2016 from our audited financial statements. The summarized financial information presented below is derived from and should be read in conjunction with our financial statements.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016
Revenue	$13,500,403	$ 6,082,561	$ 3,516,156	$ -	$10,696
Cost of Sales	$9,447,578	$ 4,224,419	$ 2,267,765	$ -	$ -
Gross Profit	$4,052,825	$ 1,858,142	$ 1,248,391	$ -	$10,696
Expenses	$8,974,872	$ 6,324,062	$ 4,603,714	$ 2,813,217	$1,750,562
Loss from Operations	$(4,922,047)	$ (4,465,920)	$ (3,355,323)	$ (2,813,217)	$ (1,739,866)
Loss for the year	$(5,145,966)	$ (4,544,151)	$ (2,774,140)	$ (2,813,217)	$ (1,739,866)
Total Comprehensive Loss	$(5,166,790)	$ (4,567,842)	$ (2,752,826)	$ (2,808,429)	$ (1,720,069)
Loss per Common Share, Basic and Diluted	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.02)

Consolidated Statements of Financial Position Data	As of March 31, 2020	As of March 31, 2019	As of March 31, 2018	As of March 31, 2017	As of March 31, 2016
Cash and Restricted Cash	$451,605	$ 198,920	$ 1,007,329	$56,995	$1,046,609
Working Capital (Deficit)	$743,131	$ (155,176)	$ 2,180,184	$ (111)	$1,902,053
Total Assets	$13,207,679	$ 11,910,299	$ 7,490,466	$4,519,597	$3,948,245
Total Liabilities	$14,382,635	$ 11,995,935	$ 5,322,721	$2,342,370	$1,899,083
Accumulated Deficit	$(23,852,634)	$ (18,706,668)	$ (14,080,139)	$ (11,305,999)	$(8,492,782)
Shareholders' Equity (Deficit)	$ (1,174,956)	$ (85,636)	$ 2,167,745	$2,177,227	$2,049,162

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Risk Factors

An investment in our common shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making an investment decision about our company. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business

The COVID-19 global pandemic has had and is expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

The COVID-19 global pandemic has had, and will continue to have, a material adverse impact on our business and financial condition and may negatively impact our ability to obtain financing on acceptable terms, if at all, to fund shortfalls in our cash flow from operations. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. While we have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

Government disaster relief assistance offered in response to COVID-19 could impose limitations on our corporate activities and may not be on terms favorable to us.

Government disaster relief assistance may impose certain requirements and restrictions on our corporate activities, including restrictions on executive officer compensation, share buybacks, dividends, prepayment of debt and other similar restrictions until the aid is repaid or redeemed in full. We cannot provide assurance that any such government disaster relief assistance will not significantly limit our corporate activities or be on terms that are favorable to us. Such restrictions and terms could adversely impact our business and operations.

We have not reached profitability and currently have negative operating cash flows and a working capital deficit

For the fiscal year ended March 31, 2020, we generated a loss of $(5,145,966), bringing our accumulated deficit to $(23,852,634).

We have minimal revenues, have a significant amount of debt, and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric buses, if any, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all. The disruption to our business caused by the COVID-19 global pandemic may make it difficult to raise financing on terms acceptable to our company, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles at a competitive price. For example, we do not manufacture battery cells or drive motors which makes us dependent upon suppliers of these products for our vehicles.

The majority of our manufacturing is currently contracted out to third party manufacturers and we are dependent on these manufacturers to operate competitively

We currently contract out the majority of the manufacturing of our vehicles to third party manufacturers in Asia, with final assembly performed by our employees in North America. As a result, we are dependent on third party manufacturers to manufacture our vehicles according to our specifications and quality, at a competitive cost and within agreed upon timeframes. If our chosen manufacturing vendors are unable or unwilling to perform these functions then our financial results and reputation may suffer, which may prevent us from being able to continue as a going concern. In addition, we are subject to inherent risks involved in shipping our vehicles from these primary manufacturers to our facilities in North America. During the shipping process our vehicles are subject to theft, loss or damage due to a number of factors, some of which we may be unable to insure cost-effectively, if at all.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel

Our success depends on the efforts, abilities and continued service of our executive officers and management. A number of these key employees have significant experience in the electric vehicle industry, and valuable relationships with our suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may be unable to locate and hire a suitable replacement. We have not obtained any "key person" insurance on any of our executives or managers.

We may in be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our financial statements. We have filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and a company for which the prior CEO and Director of the Company is a director has filed a claim against the Company in the State of California. We do not expect the outcome of either our claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain. However, we may in the future determine that this claim becomes material or we may be subject to other claims that alone or in addition to other claims are considered to be material, and require recognition as a provision or contingent liability on our financial statements.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our current or future electric vehicles satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If our vehicles fail to perform as expected, our ability to continue to develop, market and sell our electric vehicles could be harmed

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use technologically complex battery management software to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of our vehicles. While we have performed extensive testing of our vehicles, we currently have a limited frame of reference to evaluate the performance of our vehicles in the hands of our customers under a range of operating conditions.

We may not succeed in establishing, maintaining and strengthening the GreenPower brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the GreenPower brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the GreenPower brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent on our suppliers, many of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. Many of our suppliers have either temporarily suspended their operations or scaled back their operations in order to comply with government and regulatory orders and to protect the health of their employees due to the COVID-19 global pandemic. At this point the ultimate timing, and whether our supplier's business and output will return to normal levels is unknown and uncertain. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, if the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

The reduction or elimination of government and economic incentives, funding approval or the delay in the timing of advancing funding that has been approved, in particular in the state of California, could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our vehicles are eligible for vouchers from specific government programs, including the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, and the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects. On November 1, 2019, CARB announced that it had received voucher requests for the entire $142 million budget allocated to the HVIP program for the current fiscal year and does not anticipate it will accept new voucher requests until late 2020 when fiscal 2020-21 funding becomes available. This announcement has negatively impacted new sales prospects for GreenPower buses in the state of California.

To date the vast majority of our electric vehicle sales have been in the state of California, in part due to subsidies and grants for electric vehicles and electric charging infrastructure available from the California state government. In some cases these grants or subsidies have covered the entire vehicle cost, and in many cases the grants or subsidies have reduced the net cost to our customers to a point that the vehicle is less expensive than purchasing a comparable diesel powered vehicle. The recent announcement from CARB that it is no longer accepting new applications to the HVIP program until new funding for the program is identified has negatively impacted new sales prospects for GreenPower buses in the state of California and any further reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We are expecting significant growth in sales, and are currently expanding our employees, facilities and infrastructure in order to accommodate this growth. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

• training new personnel;

• forecasting production and revenue;

• controlling expenses and investments in anticipation of expanded operations;

• establishing or expanding manufacturing, sales and service facilities;

• implementing and enhancing administrative infrastructure, systems and processes;

• addressing new markets; and

• establishing international operations.

We intend to continue to hire a number of additional personnel, including manufacturing personnel and service technicians for our electric vehicles. There is significant competition for individuals with experience manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry for employees to belong to a union. Having a unionized workforce may result in higher employee costs and increased risk of work stoppages. Additionally, we are in the process of expanding our in-house manufacturing capabilities and increasing the number of employees in this area. If our employees engaged in manufacturing were to unionize, this may increase our future production costs and negatively impact our gross margins and financial results.

We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results and financial condition.

We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our vehicles have only been operating for a short period of time. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. The COVID-19 global pandemic and resulting government health regulations have resulted in significant reductions in global economic output and have negatively impacted global economic conditions. The ultimate impact and duration of current negative global economic conditions are highly uncertain. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

The trade agreement with China includes tariffs on goods imported to the US from China, and these tariffs negatively impact our financial performance, financial position, and financial results

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. The trade agreement includes terms providing protection for intellectual property and includes a commitment from China to purchase goods and services from the United States, however the majority of the current tariffs on goods imported to the United States from China will remain in place under the trade agreement. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China to the United States will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Servicing our indebtedness requires a significant amount of cash, and there is no guarantee that we will have sufficient cash flow from our business to pay our substantial indebtedness.

As of March 31, 2020, we had approximately US$5.5 million drawn on our line of credit, and approximately CDN$5.6 million in convertible debentures outstanding. On April 29, 2020, we received financing of $361,900 under the U.S. Small Business Administration's Paycheck Protection Program and have entered into a two-year promissory note with East West Bank for this financing. Our substantial consolidated indebtedness increases our vulnerability to adverse economic and industry conditions, such as the current adverse economic and industry conditions caused by the COVID-19 global pandemic. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize our debt.

Our ability to make scheduled payments of the interest on our indebtedness when due, or to make payments upon repurchase demands with respect to our line of credit,  or to refinance our indebtedness as we may need or desire, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our existing indebtedness, and any future indebtedness we may incur, and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. In addition, our ability to make payments may be limited by law, by regulatory authority or by agreements governing our future indebtedness. We may not be able to engage in any of these activities or engage in these activities on desirable terms or at all, which could result in a default on our existing or future indebtedness and have a material adverse effect on our business, results of operations and financial condition.

Our line of credit contains covenant restrictions that may limit our ability to operate our business.

The terms of our line of credit contains, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to, among other things, incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment. If a demand is made for us to repay our line of credit, we may not have sufficient funds available to repay it.

Risks Related to Our Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of British Columbia, Canada. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

• the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the Securities and Exchange Commission or more);

• the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933;

• the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

• the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

As a foreign private issuer, we will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. In addition, our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor are we generally required to comply with the Securities and Exchange Commission's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly updates on Form 6-K to the Securities and Exchange Commission for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Securities Exchange Act of 1934. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

Our shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control

Our shareholders approved a shareholder rights plan which has not been implemented by management, but which, if implemented, may impede a change in control. The shareholder rights plan provides for the issuance of one right for each common share of the company outstanding, and the rights become separable and exercisable upon the receipt of a take-over bid or similar proposal other than those meeting certain conditions or those that are exempted by our board of directors. The potential for the rights becoming separable and exercisable may have the effect of impeding a change of control of the company.

Risks Related to Our Common Shares

Because we can issue additional common shares or preferred shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Our board of directors has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares are quoted on the OTCQB operated by the OTC Markets Group and listed on the TSX Venture Exchange. Trading of shares on the OTCQB or TSX Venture Exchange is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The volume of trading in our common shares has been low and the share price has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

• sales or potential sales of substantial amounts of our common shares;

• announcements about us or about our competitors;

• litigation and other developments relating to our company or those of our suppliers or our competitors;

• conditions in the automobile industry;

• governmental regulation and legislation;

• variations in our anticipated or actual operating results;

• change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;

• change in general economic conditions or trends;

• changes in capital market conditions or in the level of interest rates; and

• investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

Volatility in our common share price may subject us to securities litigation

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day to day business operations.

Our common shares are thinly traded, and you may be unable to sell your shares at a reasonable price, or sell your shares at all

Our common shares are quoted on the OTCQB operated by the OTC Markets Group and listed on the TSX Venture Exchange. Trading of shares on the OTCQB or TSX Venture Exchange is often more sporadic than the trading of securities listed on a stock exchange like the NASDAQ, the NYSE or the Toronto Stock Exchange. In the quarter ended June 30, 2020 our average daily trading volume on the OTCQB was approximately 101,426 shares, and there were several trading days in each quarter when no shares were traded. Our common shares may continue to be "thinly-traded", meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they may be reluctant or unwilling to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we have a longer operating history. As a consequence, there may be periods of time when trading activity in our shares is minimal or non-existent as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not develop or, if one were to develop, may not be sustained.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

Our common shares are penny stock. Trading of our common shares may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a shareholder's ability to buy and sell our common shares.

Our common shares are penny stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority sales practice requirements may also limit a shareholder's ability to buy and sell our common shares.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a corporation incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "GreenPower Motor Company Inc." with an authorized share structure of unlimited number of common shares and preferred shares without par value. Our principal place of business is located at Suite 209 - 240 Carrall Street, Vancouver, British Columbia V6J 2B2, Canada and our telephone number is (604) 563-4144.

Our registered records office is located at Suite 900 - 885 West Georgia Street, Vancouver, BC V6C 3H1, Canada and its telephone number is (604) 687-5700, attention Mr. Virgil Z. Hlus.

Our registered agent in the United States is GKL Corporate/Search, Inc., located at One Capitol Mall, Suite 660, Sacramento, California 95814 and its telephone number is (800) 446-5455.

Additional information related us is available on SEDAR at www.sedar.com and www.greenpowerbus.com. We do not incorporate the contents of our website or of sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report.

A. History and Development of Our Company

Our company was incorporated under the Business Corporations Act (British Columbia) on March 30, 2010 as "Oakmont Capital Corp." Oakmont Capital Corp.'s authorized capital consisted of an unlimited number of common and preferred shares. On June 17, 2011, Oakmont Capital Corp. completed an initial public offering of 4,000,000 common shares for gross proceeds of CDN$400,000 and the Oakmont Capital Corp. shares began trading on the TSX Venture Exchange on June 21, 2011 under the symbol "OMK.P". Prior to completing its Qualifying Transaction (as defined in the policies of the TSX Venture Exchange), Oakmont Capital Corp. was a capital pool company listed for trading on the TSX Venture Exchange in Canada. A capital pool company is a company with no assets other than cash and no commercial operations. The capital pool company uses its funds to seek out an investment opportunity.

On October 25, 2012, Oakmont Capital Corp. entered into a share exchange agreement with 0939181 B.C. Ltd., pursuant to which Oakmont Capital Corp. agreed to acquire 0939181 B.C. Ltd., which would constitute Oakmont Capital Corp.'s Qualifying Transaction. On July 3, 2013, the TSX Venture Exchange accepted Oakmont Capital Corp.'s Qualifying Transaction. Oakmont Capital Corp. then became a Tier 2 Mining Issuer on the TSX Venture Exchange. On July 3, 2013, Oakmont Capital Corp. also changed its name to "Oakmont Minerals Corp." The common shares of Oakmont Minerals Corp. began trading on the TSX Venture Exchange under the symbol "OMK" on July 8, 2013. Oakmont Minerals Corp. was then a natural resource company engaged in the acquisition and exploration of resource properties, with its focus on the Utah Manganese Properties, which included four separate properties (known as Duma Point, Dubinky Well, Moab Fault and Flat Iron) consisting of 150 mineral claims totaling 1,250 hectares held 100% by Utah Manganese Inc., a wholly-owned subsidiary of 0939181 B.C. Ltd. Oakmont Minerals corp. was engaged in the exploration of the Utah Manganese Properties to determine the presence of geo-chemical characteristics that could support small-to-medium scale extraction of minerals suitable for use in specialty high strength steel production. Oakmont Minerals Corp. remained in the exploration stage and did not generate revenues or income from operations.

On December 23, 2014, 0999314 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of Oakmont Minerals Corp. completed an amalgamation with GreenPower Motor Company Inc., a British Columbia corporation, pursuant to an amalgamation agreement between Oakmont Minerals Corp., 0999314 B.C. Ltd., and GreenPower Motor Company Inc. dated April 14, 2014. The amalgamated company (with the name "0999314 B.C. Ltd.") became a wholly-owned subsidiary of Oakmont Minerals Corp. and Oakmont Minerals Corp. changed its name to "GreenPower Motor Company Inc." and the common shares of GreenPower Motor Company Inc. (formerly Oakmont Minerals Corp.) were consolidated on the basis of two pre-consolidation shares for each post-consolidation share. And our common shares began trading under the symbol "GPV" on the TSX Venture Exchange effective December 30, 2014. For accounting purposes, this amalgamation was considered a reverse take-over whereby GreenPower Motor Company Inc. was considered the acquiring company of Oakmont Minerals Corp. Subsequent to the completion of the amalgamation, the business of GreenPower Motor Company Inc. became the business of the amalgamated company.

Prior to the amalgamation on December 23, 2014, GreenPower Motor Company Inc., the acquiring company of Oakmont Minerals Corp. for accounting purposes, was incorporated on September 18, 2007 as "Blackrock Resources Ltd." under the Business Corporations Act (British Columbia), with an authorized share structure of unlimited number of common shares and preferred shares without par value.  Pursuant to share purchase agreements dated September 30, 2013, Blackrock Resources Ltd. completed a reverse takeover transaction with GP GreenPower Industries Inc., whereby it acquired all of the issued and outstanding shares of GP GreenPower Industries Inc. in exchange for the issuance of 47,534,402 common shares of Blackrock Resources Ltd. In connection with the reverse takeover transaction with GP GreenPower Industries Inc., Blackrock Resources Ltd. changed its name from "Blackrock Resources Ltd." to its then name, "GreenPower Motor Company Inc.", on July 22, 2013.

In May 2015, our common shares were approved for trading on the OTCQB in the United States under the trading symbol "GPVRF".

In October 2015, we announced the sale of two school buses to Adomani Inc. and appointed Adomani Inc. as a non-exclusive authorized factory sales representative for school buses in California. In November 2015, we entered into a letter of intent with the Greater Victoria Harbour Authority and CVS Cruise Victoria Ltd. to lease our EV 550 double decker buses. The buses were delivered to CVS Cruise Victoria Ltd. in February 2018. By mid-2016, our company was offering a suite of transit buses ranging in length from 30 feet to 45 feet, a 45-foot coach bus, a 45-foot double decker, and a school bus.

In December 2016, we announced that the California Air Resources Board had awarded $9.5 million to the City of Porterville to deploy 10 GreenPower EV 350 40-foot transit buses and to install 11 charging stations on its transit routes. Two EV 350 buses were delivered to the City of Porterville in the year ended March 31, 2018, and another 6 buses were delivered in the year ended March 31, 2019. The 9th bus was delivered during the quarter ended June 30,2019 and the final bus was delivered to the City of Porterville during the quarter ended September 30, 2019.

In June 2018, our company appointed Creative Bus Sales as our exclusive sales agent. Creative Bus Sales is the largest bus dealer in the United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff.

During the year ended March 31, 2019, we delivered 14 buses to customers, pursuant to vehicle leases and vehicle sales. The customers were all located in the state of California, and include Sacramento Regional Transit, the University of California San Francisco, the Port of Oakland, Airline Coach Services and the City of Porterville. On November 14, 2018, Utah Manganese Inc., the wholly-owned subsidiary of 0939181 B.C. Ltd., the company with which Oakmont Capital Corp. effected its Qualifying Transaction in 2013, changed its name from "Utah Manganese Inc." to "San Joaquin Valley Equipment Leasing Inc." and San Joaquin Valley Equipment Leasing Inc. is now used by GreenPower Motor Company Inc. to enter into lease agreements to lease its buses.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $800,717 as at March 31, 2020) and in electric buses and EV equipment (one Synapse shuttle, three EV 350 buses, two EV Stars and ancillary equipment with a carrying value of $842,868 as at March 31, 2020). We have obtained building permits from the City of Porterville and are determining whether to develop a manufacturing facility and office building on the land in Porterville. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

On February 6, 2020 we announced that we are seeking the approval of the TSX Venture Exchange for a temporary reduction of the conversion price of our convertible debentures to a conversion price of CDN$0.335 per share for a 30-day period and on July 3, 2020 we announced that we are no longer proceeding with this request.

During the three months ended March 31, 2020 GreenPower entered into agreements with Momentum Dynamics ("Momentum") to integrate wireless charging into the EV Star and with Perrone Robotics ("Perrone") to build a fully autonomous EV Star for the transit market. GreenPower has agreed to collaborate with Momentum and separately with Perrone to integrate their components, software and technology on an EV Star, and to work with these companies on sales of EV Stars that have integrated their respective technologies. Both parties have agreed to provide technical support and training in order to integrate the technology and provide after sales support to potential customers.

Beginning in March 2020, GreenPower's business and operations have been adapting in response to the COVID-19 global pandemic. As an essential business manufacturing on behalf of the transit industry, we have maintained production, although at reduced levels compared to prior to the pandemic. Some of our suppliers and contract manufacturers have temporarily suspended or reduced their production levels, and our internal staffing levels in production have been temporarily reduced in order to comply with government regulations and maintain physical distancing in order to protect the health of our staff, customers and other stakeholders. While we have maintained sales and production during this period, we have done so at a reduced rate in order to comply with physical distancing requirements and government health regulations. We have also been actively pursuing government business grants and loans in both Canada and the US in order to help support our business through this period, and have received financing of $361,900 under the U.S. Small Business Administration's Paycheck Protection Program, and have entered into a two-year promissory note with East West Bank for this financing. Management continues to monitor and adapt to the current economic realities that have resulted from the COVID-19 pandemic, however the ultimate impacts and duration of current conditions remain uncertain.

During April 2020 GreenPower received the final report for the EV Star's Federal Transit Bus Test performed for the Federal Transit Administration at the Altoona Bus Testing site at Penn State University. This tests the maintainability, reliability, safety and performance of transit vehicles, and is required by the FTA for transit properties looking to purchase vehicles with federal funds. The EV Star passed the Altoona Test with an overall score of 92.2 which, as of the date of the test, makes the EV Star the highest scoring medium or heavy duty vehicle that has completed the Altoona test, and the only all-electric Class 4 vehicle to have passed the Altoona test.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

We design, build and distribute a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttle buses, a double decker bus and cargo van. We employ a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. We integrate global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker or I/O Controls for the dash and control systems. This OEM platform allows our company to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements.

We are an Original Equipment Manufacturer ("OEM") of Class 4-8 commercial, heavy-duty bus chassis for products ranging from a 25-foot Min-eBus to a 45 foot double decker bus. We utilize various contract manufacturers in Malaysia, Taiwan and China for all of the major components with final assembly in Porterville, California. We are planning to expand our manufacturing capabilities with component manufacturing in Porterville.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• Low total cost-of-ownership vs. conventional gas or diesel-powered vehicles

• Improved profitability through:

• Lower maintenance costs

• Reduced fuel expenses

• Satisfaction of government mandates to move to zero-emission vehicles

• Decreased vehicle emissions and reduction in carbon footprint

• Improved vehicle safety and driver experience

Our company currently sells and leases its vehicles to customers directly and through its primary distributor Creative Bus Sales. Creative Bus Sales is considered to be the largest bus dealer in the United States for sales, parts and service. With 18 physical locations, a 75-person sales team, and 200-plus service and support staff, Creative Bus Sales sold thousands of buses in the U.S. last year and represents over 20 of the top bus manufacturers.

Products

EV Star

The GreenPower EV Star Min-E bus is a zero-emission, multi-utility electric vehicle capable of a range up to 150 miles on a single charge. The EV Star is a purpose-built, electric mini-bus with a life expectancy of ten years.  The 25-ft EV Star is offered in 4 configurations that include the base model EV Star Min-eBus, the EV Star Plus, the EV Star CarGo Van, the EV Star CarGo Plus Van, and the EV Star Cab and Chassis.  The EV Star Min-eBus features a maximum capacity of 19 passengers while the wider EV Star Plus has a maximum capacity of 24 passengers and a flat tracked floor to allow for seating customization.  The EV Star can be used as a paratransit bus, executive shuttle, micro transit, and vanpool service. The seating layout is customizable to an operator's needs with multiple configurations and multiple ADA positions available.  The EV Star CarGo is a cargo van with a capacity of over 570 cubic feet and a payload of up to 6,000 pounds. The EV Star cab and chassis has a payload of 6,000 pounds and can be configured with a range of options to serve a number of end markets including service vehicles of all types, as well as cargo and delivery.

The EV Star utilizes standard Level 2 J1772 or CCS DC Fast charging and can fully charge in as little as 2 hours or overnight. The EV Star was designed and built from the ground-up around its electric drive and battery system.

EV Transit Bus Line

Launched in 2014, our EV battery-electric transit bus line features multiple models that include the 30-ft EV250, the 40-ft EV350, and the double decker EV550. Our electric buses do not have heavy battery storage or battery charging systems on the roof of the bus which enhances the user experience due to the bus's low center of gravity for steering and maneuvering around corners. This design also offers ease-of-access for maintenance due to the low positioned stainless-steel battery trays that can be accessed without removing panels or the use of elaborate hoist systems to maintain the battery boxes.

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 28 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV250 features a Siemens ELFA traction motor, a 240-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV350

The EV350 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV350 features a Siemens ELFA traction motor, a 430-kWh battery capacity, and a range of up to 220 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV550 features a Siemens ELFA traction motor, a 500-kWh battery capacity, and a range of up to 300 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

Synapse Type-D School Bus

The GreenPower Synapse Type-D School Bus features a clean sheet build that was designed from the ground-up around its electric drive and battery systems.  The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

The GreenPower Synapse is offered in 2 different length configurations and maximum capacities that include the 36-ft 72 passenger Synapse 72, and the 40-ft 90 passenger Synapse 90. The Synapse features a flat tracked floor that gives the end-user complete seating customization that can be modified with ease. The tracked flooring also allows the end-user to customize how many wheelchair positions are located on the bus and their location.

Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 165-kWh advanced battery system, the Synapse has a reliable range of greater than 100 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain that has accumulated over one million miles in heavy-duty application.  The standard J1772 Level 2 charging of the Synapse will fully charge the electric school bus in under 7 hours.

Synapse Shuttle

The Synapse Shuttle is our battery-electric, high floor shuttle bus that features a purpose-built design with a monocoque structure providing safety and durability. The Synapse shuttle has a length of 36-ft, and offers seating for over 40 passengers. The shuttle's clean sheet design and flat floor allows easy customization of the interior space that can be set up with various seating, luggage racks, or activity setups, and the pass-through under-carriage offers capacity for storage. The Synapse Shuttle features a range of up to 150 miles on a single charge and can be configured with multiple charging options including Level 2 on-board charging or Level 3 DC fast charging.

Technology

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other electric vehicle ("EV") manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack from our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products. The performance of EV battery technology has improved over the past ten years while at the same time the cost of this key component has declined. We anticipate that due to technological advancements and economies of scale that the cost of EV batteries will continue to decline over the next several years.

Powertrains

Our powertrains encompass the complete motor assemblies, computers, and software required for vehicle electrification. We use off-the-shelf proven components such as Siemens for the drive motors for our low floor transit buses and TM4 for our EV Stars or Synapse buses.

Telematics

The telematics system and associated hardware installed in almost all of our vehicles is designed to monitor the controller area network traffic for specific signals. These signals are uploaded along with GPS data to a server facility. The real-time data is stored in a database as it arrives and delivers updates to clients connected through the web interface. The information transmitted to the cloud and stored onboard the vehicle include: vehicle location, vehicle speed, vehicle energy usage, the amount of charge remaining in the battery, vehicle range, general status of the health of vehicle systems, using onboard diagnostics and driver habits monitoring.

Locations and Facilities

Our primary production facility is located at 90 W Poplar, Porterville, California. We occupy a 50,000 sq. ft. facility that is used for the production of our products.  We also have additional space with approximately 20,000 sq. ft. that we use for production and includes offices at 2011 Wildcat Way in Porterville, California.

Our U.S. operations, sales and marketing office is located at 8885 Haven Avenue, Rancho Cucamonga, California.

Our corporate office is located at 240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

During the year ended March 31, 2017, we purchased 9.3 acres on Hope Drive in Porterville California which is being financed with a promissory note. We completed the plans for the civil work, obtained a grading permit and have submitted plans for the construction of a 144,000-square-foot manufacturing facility. We are currently determining whether to proceed with construction of this facility.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts.

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. As we can produce the EV Star in the shortest time compared to any of our other products and given the ease with which we can deploy an EV Star we are focused on growing this business in the short term.  Many of the customers that we have deployed or are targeting with the EV Star also have other buses in their fleet that we can replace with our all-electric buses such as with our low floor transit products or our Synapse Shuttle. Ultimately, we intend to be the best choice for a vehicle in this segment regardless of the fuel type that the customer chooses. Our sales plan is to meet with the top potential customers and obtain purchase orders for new electric vehicles for their production vehicle requirements.

Finally, since our competitive advantage in the marketplace is our ability to provide purpose-built solutions to customers that have unique requirements at relatively low-volume, we are also submitting proposals to companies for purpose-built vehicle applications.

Strategic Relationships

On May 25, 2018, we entered into an agreement with Creative Bus Sales to serve as the primary distributor, except with respect to certain exclusive accounts, in certain states in the United States. Creative Bus Sales will also serve as the sole and exclusive provider of certain repair services and the sole and exclusive distributor of certain vehicle parts in the United States.

We have agreed to work with Momentum to integrate wireless charging into the EV Star. Any sales of EV Stars that incorporate Momentum's wireless technology will be done collaboratively with GreenPower and Momentum. We are also working with Perrone to build a fully autonomous EV Star for the transit market. Any sales of EV Stars that incorporate Perrone's wireless technology will be done collaboratively with GreenPower and Perrone. In July of 2020 we announced that Perrone Robotics is currently integrating autonomous components on an EV Star and once complete that they intend to deliver the vehicle to the Jacksonville Transit Authority to undergo testing for transit applications.

Research and Development

The majority of our research and development is conducted in-house. Additionally, we contract with engineering firms to assist with validation and certification requirements as well as specific vehicle integration tasks. GreenPower's engineers intend to work with Momentum to integrate Momentum's wireless charging technology into the EV Star and with Perrone to build a fully autonomous EV Star for the transit market using Perrone's autonomous vehicle technology.

Competitive Companies

The commercial vehicle market, is highly competitive and we expect it to become even more so in the future as additional companies launch competing vehicle offerings. However, the commercial alternative fueled vehicle market is less developed and less competitive.  Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD, Proterra or Lion) or traditional manufacturers of heavy-duty buses who are entering the market with all-electric buses (such as New Flyer or Blue Bird). In addition, companies such as Workhorse (Nasdaq:WKHS), Chanje, Lightning and Zenith Motors are competing with Greenpower in the commercial cargo and delivery van market.

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Proterra	35' and 40'

School Buses
	GreenPower	Synapse Type D
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Phoenix Motors	Type A
	Thomas Built	Type C

Shuttle Buses
	GreenPower	EV Star and Synapse Shuttle
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Zeus 300 and 400 cutaway
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Lightning Systems	Ford transit 350HD cutaway
	Workhorse	E-100 step van
	Zenith Motors	Cargo van

Some of the key differences between our company and many of our competitors in the heavy-duty bus market is that we use a clean sheet design to offer customers purpose-built solutions.  Many of our competitors use an existing layout and then determine where to place the batteries or the drive motor or in some cases retrofit an existing design and build. Several of GreenPower's competitors have raised significantly more capital than Greenpower and have access to capital well in excess of the current financial resources of GreenPower.

We believe that the primary competitive factors within the medium and heavy-duty commercial vehicle market are:

• the difference in the initial purchase prices of electric vehicles and comparable vehicles powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

• the total cost of vehicle ownership over the vehicle's expected life, which includes the initial purchase price and ongoing fuel, operational and maintenance costs;

• vehicle quality, performance and safety;

• access to capital in order to fund the ongoing working capital requirements and growth of the business;

• government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; and

• the quality and availability of service and parts for the vehicle.

Government Regulation

Our electric vehicles are designed to comply with a significant number of governmental regulations and industry standards, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

Emission and fuel economy standards

California legislature has adopted a zero-emission bus program for all California public transit properties called the Innovative Clean Transit Regulation (ICT). The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero-emission bus (ZEB) fleet. Beginning in 2029, 100% of new purchases by transit agencies must be ZEBs, with a goal for full transition by 2040. It applies to all transit agencies that own, operate, or lease buses with a gross vehicle weight rating (GVWR) greater than 14,000 lbs. It includes standard, articulated, over-the-road, double-decker, and cutaway buses.

On June 27, 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

Government regulation related to climate change is in effect at the U.S. federal and state levels. The U.S. Environmental Protection Agency ("EPA") and the National Highway Traffic Safety Administration ("NHTSA") issued a final rule for greenhouse gas emissions and fuel economy requirements for trucks and heavy-duty engines on August 9, 2011, which is applicable in model years 2018 through 2020. NHTSA and EPA also issued a final rule on August 16, 2016 increasing the stringency of these standards for model years 2021 through 2027.

The rules provide emission standards for CO2 and fuel consumption standards for three main categories of vehicles: (i) combination tractors, (ii) heavy-duty pickup trucks and vans and (iii) vocational vehicles. We believe that our buses and EV Star Cargo Van would be considered "vocational vehicles" and "heavy-duty pickup trucks and vans" under the rules. According to the EPA and NHTSA, vocational vehicles consist of a wide variety of truck and bus types, including delivery, refuse, utility, dump, cement, transit bus, shuttle bus, school bus, emergency vehicles, motor homes and tow trucks, and are characterized by a complex build process, with an incomplete chassis often built with an engine and transmission purchased from other manufacturers, then sold to a body manufacturer.

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to penalties of up to $44,539 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards.

Vehicle safety and testing

The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

There is a body of legislation that requires that new model buses be tested before they can be purchased with funds from the US Federal Transportation Authority ("FTA"), and that defines the required testing and provides funding for these federally mandated tests. This legislation includes The Surface Transportation and Uniform Relocation Assistance Act of 1987, Section 317: Bus Testing; the Intermodal Surface Transportation Efficiency Act of 1991; the Transportation Equity Act for the 21st Century (Public Law 105-178); and the Fixing America's Surface Transportation ("FAST") Act. The Larson Transportation Institute's Bus Research and Testing Center, located in Altoona, Pennsylvania is a federally funded bus testing site that administers the required bus tests, covering areas including safety, structural integrity, durability, performance, maintainability, noise, and fuel economy.  GreenPower's EV Star completed the Altoona Test in April 2020, and received an overall score of 92.2, which is the second-highest score for a medium-duty bus as of the date of the report.

Battery safety and testing

Our battery pack configurations are designed to conform to mandatory regulations that govern transport of "dangerous goods," which includes lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Safety Administration and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual of Tests and Criteria. The requirements for shipments of these goods vary by mode of transportation, such as ocean vessel, rail, truck and air.

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer in California and as a dealer in California. We have not yet sought formal clarification of our ability to manufacture or sell our vehicles in any other states.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding. The Company has filed a civil claim in the province of British Columbia against the former CEO of the Company, Philip Oldridge, and Philip Oldridge has filed a response with a counterclaim against the Company for wrongful dismissal in the Province of British Columbia. A company for which Philip Oldridge is a Director has also filed a suit against the Company and certain employees, officers and directors of the Company in the state of California. These matters are still before the courts and we are unable to determine the outcome. However, at this point we do not believe the matter to be material.

Plan of Operations

As of March 31, 2020 we had approximately $1.7 million available on the line of credit, $0.5 million of cash and restricted cash, and approximately $0.9 million in accounts receivable.  In addition, we had inventory of approximately $6.6 million, $3.8 million of which was finished goods.

We are set up for complete vehicle assembly and are presently planning assembly of EV Stars in Porterville that will enable our company to meet the federal "buy America" standards for these vehicles. We expect only minor purchases of capital equipment over the next 12 months totaling less than $50,000 for the complete assembly of vehicles in Porterville. We are also working on preparing our facility for the complete assembly of our EV Star Transit Plus and a prototype of a forty-foot ninety passenger Type D school bus.

Our current leased facilities in Porterville are sufficient for our current level of production of EV Stars. Our company owns a 9.3 acre parcel of land in the City of Porterville and have obtained permits from the City of Porterville to build a 144,000 sq. ft. manufacturing facility on this property. We have not made a final decision to proceed with the project and are evaluating alternative ways to increase capacity, including leasing additional space. To date, this development and other principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from our CEO, and from our company's operating credit line with the Bank of Montreal, the credit limit of which was increased from $5 million to up to $8 million in January 2020.

We will need to hire additional staff for the increased production of vehicles as well as for several other requirements including Engineering, QA/QC, Production Planning, Project Management and Procurement personnel.

We received the final report from the federally sponsored Altoona testing of our EV Star in April 2020. This structural and durability test is required for the use of Federal Transit Administration funding. In addition, we are currently undergoing FMVSS brake tests required for the EV Star, which we expect to complete in the next 3 months, at an estimated cost of approximately $90,000.

We anticipate that we will need to raise additional capital over the next several months to fund our growth objectives, develop new products, to manufacture an EV Star that meets "Buy America" standards, expand our production capacity, and hire additional staff. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

C. Organizational Structure

GreenPower Motor Company Inc. is incorporated in the Province of British Columbia, Canada and has the following wholly-owned subsidiaries:

1. GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada)

2. GreenPower Motor Company, Inc. (incorporated in the State of Delaware, and registered to do business in the State of California)

3. 0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

4. San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of  Utah and registered to do business in the State of California)

5. 0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

6. Electric Vehicle Logistics Inc. (incorporated in the State of Nevada during May 2020)

D. Property, Plants and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a three-year lease of this office on January 24, 2014, and subsequently renewed the lease for a term of 3 years, and on January 31, 2020 we renewed the lease for a term of 6 months. The office space is 869 square feet, and current annual rent is CDN$32.00 per square foot plus a pro-rata share of operating costs and property taxes. We are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, sales, marketing and support at a leased property at 8885 Haven Avenue, Suite 150, Rancho Cucamonga, CA 91730. The current sub-lease commenced on February 1, 2019 and expires on August 31, 2021. The monthly rent under the agreement is $4,785.03 per month prior to scheduled annual increases, plus a pro-rata share of operating costs and property taxes.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527. The original lease was entered into on August 1, 2018 and terminated on August 1, 2019. The current lease on this property commenced August 1, 2019, and terminates August 1, 2022. Rent is $5,000 per month for the first year of the lease, $5,100 per month for the second year of the lease and $5,200 per month for the third year of the lease. We also lease a second manufacturing facility and assembly facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 which commenced on October 1, 2018 and ends on September 30, 2022 with the option to extend the lease for an additional three years. The initial monthly rent is $12,318 until September 2019, increasing to $13,344 between October 2019 and September 2021, and increasing to $14,370 between October 2021 and September 2022. Under the terms of this lease we are also responsible for a pro-rata portion of operating costs and property taxes.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $800,717 as at March 31, 2020) and in electric buses and EV equipment (one Synapse shuttle, three EV 350 buses and ancillary equipment) (carrying value of $842,868 as at March 31, 2020). One of the EV 350 buses is currently being leased to customers. All four of the buses are located in California. We have obtained building permits from the City of Porterville to develop a manufacturing facility and office building on the land in Porterville, however we have not made a final decision to proceed with the project and are evaluating alternative ways to increase capacity, including leasing additional space. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board ("IASB").

The preparation of the consolidated financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled "Forward-Looking Statements" and "Risk Factors" herein.

Critical accounting policies, the policies we believe are most important to the presentation of our consolidated financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading "Critical Accounting Policies and Estimates".

Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. At March 31, 2020, the Company had working capital of $743,131 and an accumulated deficit of $23,852,634. These consolidated financial statements contained herein do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. we have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

A. Operating Results

The following table summarizes selected financial data for our company for the years ended March 31, 2020, March 31, 2019 and March 31, 2018 from our audited consolidated financial statements. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2018
Revenue	$13,500,403	$ 6,082,561	$ 3,516,156
Cost of Sales	$9,447,578	$ 4,224,419	$ 2,267,765
Gross Profit	$4,052,825	$ 1,858,142	$ 1,248,391
Expenses	$8,974,872	$ 6,324,062	$ 4,603,714
Loss from Operations	$(4,922,047)	$ (4,465,920)	$ (3,355,323)
Loss for the year	$(5,145,966)	$ (4,544,151)	$ (2,774,140)
Total Comprehensive Loss	$(5,166,790)	$ (4,567,842)	$ (2,752,826)
Loss per Common Share, Basic and Diluted	$ (0.05)	$ (0.05)	$ (0.03)

Revenue and Gross Profit

Revenue for the year ended March 31, 2020 of $13,500,403, a 122% increase from the prior year, was generated from the delivery of 68 buses, including the sale of 38 EV Stars, 4 Synapse school buses, and 2 EV 350s, as well as from the lease of 24 EV Stars, from lease income, and from the sale of parts and supplies.  Revenue during the year ended March 31, 2019 of $6,082,561 was generated from the delivery of 14 buses, including the sale of 5 EV Stars and 6 EV 350s as well as from the lease of one EV 250 and 2 EV 350s. Revenue for the year ended March 31, 2018 of $3,516,156 was generated from the sales of two EV550's and two EV 350's, and from the lease of an EV 550.

Cost of sales during the year ended March 31, 2020 was $9,447,578  (2018 - 4,224,419, 2017 - $2,267,765) yielding a gross profit of $4,052,825 (2019 - $1,858,142, 2017 - $1,248,391), and a gross profit margin of 30.0% (2019 - 30.5%, 2018 - 35.5%).

Cost of Sales

	For the years ended
	March 31st
	2020	2019	2018
Chassis and assembly	$4,263,576	$1,854,667	$946,628
Batteries	2,329,502	1,090,122	794,234
Bus parts	601,911	515,618	228,099
Labour and personnel	492,619	417,575	191,960
Freight and customs	1,144,021	258,437	106,844
Chargers	615,949	88,000	-
Total	$9,447,578	$4,224,419	$2,267,765

For the year ended March 31, 2020 Cost of Sales included chassis and assembly costs of $4,263,576 (2019 -$1,854,667, 2018 - $946,628), and represented 45.1% of Cost of Sales (2019 - 43.9%, 2018 - 41.7%). Battery costs in Cost of Sales totalled $2,329,502 (2019 - $1,090,122, 2018 - $794,234) and represented 24.7% of Cost of Sales (2019 - 25.8%, 2018 - 35.0%). Bus parts in Cost of Sales totaled $601,911 (2019 - $515,618, 2018 - $228,099) and represented 6.4% of Cost of Sales (2019 - 12.2%, 2018 - 10.1%). Freight and customs in Cost of Sales totaled $1,144,021 (2019 - $258,437, 2018 - $106,844) and represented 12.1% of Cost of Sales (2019 - 6.1%, 2018 - 4.7%. The other components of Cost of Sales represented between 8.5% and 12.0% of Cost of Sales in each of the three periods.

The change in the various components of Cost of Sales between the years ended March 31, 2020, March 31, 2019 and March 31, 2018 was primarily driven by changes in product mix. During the year ended March 31, 2020 we sold 38 EV Stars, 4 Synapse school buses, 2 EV 350s, and parts and supplies and leased 24 EV Stars, whereas the year ended March 31, 2019 included sales of five EV Stars and six EV 350s, and leases of two EV 350s and one EV 250, and during March 31, 2018 we sold two EV 550s and two EV 350s and generated lease income from the lease of an EV 550. The higher cost of batteries as a percentage of Cost of Sales for EV 550s compared to other products was a contributing factor to the higher relative cost of batteries as a percentage of Cost of Sales in the year ended March 31, 2018 compared to the years ended March 31, 2020 and March 31, 2019. Freight and customs represented a much higher portion of Cost of Sales in the year ended March 31, 2020 compared to March 31, 2019 and March 31, 2018 primarily due to increased tariff costs in the year ended March 31, 2020 on goods imported to the United States from China.

Expenses

During the year ended March 31, 2020, we generated a loss from operations of ($4,922,047) compared to ($4,465,920) during the year ended March 31, 2019 and ($3,355,323) during the year ended March 31, 2018, and we generated a total comprehensive loss of ($5,166,790) during the year ended March 31, 2020 compared to ($4,567,842) during March 31, 2019 and ($2,752,826) during March 31, 2018.

For the year ended March 31, 2020, expenses totaled $8,974,872, compared to $6,324,062 for the year ended March 31, 2019 and $4,603,714 for the year ended March 31, 2018. The major components of expenses during these three periods are described further below.

Administrative fees totaled $3,710,618 for the year ended March 31, 2020 compared to $2,144,423 for the year ended March 31, 2019 and $1,231,041 for the year ended March 31, 2018. The increase in administrative fees over these periods was primarily driven by increases in the number of Greenpower's employees. Greenpower had a total of 48 employees as at March 31, 2020, 24 employees as at March 31, 2019, and 14 employees as at March 31, 2018.

Interest and accretion expense totaled $2,133,824 for the year ended March 31, 2020, $1,400,923 for the year ended March 31, 2019, and $563,411 for the year ended March 31, 2018. Interest and accretion expense is comprised of accrued and paid interest on GreenPower's operating line of credit, convertible debentures, promissory note payable, lease liabilities, note payable, and loans from related parties, as well as accretion on the convertible debentures, and amortization of warrants granted to the CEO and Chairman and Director for providing personal guarantees on the Company's operating line of credit. This expense has increased over time in line with increases in the Company's borrowing activities over the same period.

Product development costs totaled $973,146 for the year ended March 31, 2020, compared to $437,208 for the year ended March 31, 2019 and $251,826 for the year ended March 31, 2018. The increase in product development costs was primarily driven by costs relating to the development of GreenPower's various categories of all-electric vehicles, which have increased over the period.

Sales and marketing expenses totaled $549,750 in the year ended March 31, 2020, $417,111 in the year ended March 31, 2019, and $404,610 in the year ended March 31, 2018. These costs include salaries for employees engaged in sales and marketing activities, and selling and marketing costs including attendance at trade shows, industry event sponsorships, and related sales and marketing activities, and have increased in each of the last three years due to increased activity in these areas.

Share-based payments expense totaled $308,106 in the year ended March 31, 2020, $332,741 in the year ended March 31, 2019 and $744,801 in the year ended March 31, 2018. These expenses relate to the non-cash amortization of the cost of stock options granted to directors, officers, employees and consultants that are recognized over time based on the stock options' vesting terms and director, officer, and employee turnover.

Transportation costs for the year ended March 31, 2020 totaled $255,535 (2019 - $263,164, 2018 - $229,637), and relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America.

Professional fees for the year ended March 31, 2020 totaled $303,541, (2019 - $324,577, 2018 - 170,153) and consist of legal and audit fees.

Other operating expenses during the year ended March 31, 2020 were comprised of depreciation of $578,555 (2019 - $516,208, 2018 - $525,228), office expenses of $206,035, (2019 - $241,824, 2018 - $185,847), and an allowance for credit losses of $46,447 (2019 - $nil, 2018 - $nil) that were partially offset by non-cash foreign exchange gains that totaled $439,209 in the year ended March 31, 2020 (2019 - $52,445, 2018 - $18,396), resulting in a loss from operations for the year ended March 31, 2020 of ($4,922,047) (2019 - ($4,465,920), 2018 - ($3,355,323)).

For the year ended March 31, 2020, after recognition of a write down of assets of $223,919 (2019 - $78,231, 2018 - $28,817), recognition of an income tax recovery of $nil (2019 - $nil, 2018 - $610,000) and a cumulative translation reserve of ($20,824), (2019 - ($23,691), 2018 - $21,314) resulted in a consolidated net comprehensive loss of ($5,166,790), (2019 - ($4,567,842), 2018 - ($2,752,826)).

B. Liquidity and capital resources

Liquidity

At March 31, 2020, we had a cash and restricted cash balance of $451,605, available funds on our Line of Credit of $1,737,056 and working capital of $743,131. The availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. In response to the uncertainties brought about by the COVID-19 pandemic, we took several steps after the year ended March 31, 2020 to retain financial liquidity and manage the impact of these events. Steps taken by management include: the temporary reduction in salaries of certain employees including a 30% salary reduction by the CEO, the temporary postponement of interest payments on convertible debentures held by insiders, and the securing of funds and grants under programs offered in Canada and the US, including the SBA's PPP program.

We manage our capital structure and make adjustments to it over time based on our available funds.  During the year ended March 31, 2020, we secured an increase in the maximum available credit limit available on our operating line of credit to up to $8 million, from $5 million previously. We will continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles and further develop its sales and marketing, engineering, and technical resources.

Capital Resources

Year ended March 31, 2020 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

As at March 31, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%. Subsequent to year end CDN$145,000 worth of debentures (issued on October 12, 2017) were converted into 362,500 common shares with a conversion price of CDN$0.40.

Issue Date	Amount ($CDN)	Converted Amount ($CDN)	Outstanding Amount ($CDN)	Conversion Price ($CDN)	Shares on Conversion
May 17, 2017	1,900,000	-	1,900,000	0.65	2,923,077
May 31, 2017	250,000	-	250,000	0.65	384,615
Sep 25, 2017	1,476,000	-	1,476,000	0.40	3,690,000
Oct 12, 2017	2,220,000	(250,000)	1,970,000	0.40	5,050,000
Total	5,846,000	(250,000)	5,596,000		11,922,692

On July 19, 2019 CDN $50,000 worth of debentures (issued on October 16, 2017) were converted into 125,000 common shares with a conversion price of CDN$0.40.

On February 27, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares with a conversion price of CDN$0.40.

On June 18, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares at a conversion price of CDN$0.40.

On December 11, 2018, the convertible debentures issued on December 11, 2015, with a remaining balance prior to maturity of CDN $717,000 matured. Prior to maturity, CDN $40,000 worth of debentures from this series were converted into 100,000 common shares at a conversion price of CDN $0.40 per share. CDN $37,000 of the debentures were repaid during December 2018. The remaining balance of CDN $680,000 was transferred to a Note Payable, CDN $300,000 of which was repaid during January 2019 and CDN $365,000 was repaid during the quarter ended March 31, 2020. The Note Payable accrued interest at 12% per annum.

During the year ended March 31, 2020, the Company paid interest of $343,722 (March 31, 2019 - $393,043, and March 31, 2018 - $276,957) and recognized accretion of $548,882 (March 31, 2019 - $469,725, March 31, 2018 - $275,523) related to its issued and outstanding convertible debentures.

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 10,440,790 shares (the "2016 Plan"). The exercise price of options granted under the 2016 Plan could not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.  Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 10,440,790 to 13,656,367. On May 4, 2018, the number available for issuance was further increased to 14,909,992.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2020:

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2019	Granted	Exercised	Forfeited	March 31, 2020
December 23, 2019	$0.25	2,934,717	-	(635,044)	(2,299,673)	-
March 25, 2020	$0.25	200,000	-	(200,000)	-	-
May 26, 2020 ¹	$0.60	150,000	-	-	-	150,000
July 10, 2020 ¹	$0.55	50,000	-	-	-	50,000
February 4, 2021	$0.35	500,000	-	-	(100,000)	400,000
May 6, 2021	$0.35	530,000	-	-	(10,000)	520,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	665,000	-	-	(208,000)	457,000
May 26, 2022	$0.60	200,000	-	-	(200,000)	-
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	235,000	-	-	(60,000)	175,000
May 4, 2023	$0.50	630,000	-	-	(100,000)	530,000
November 30, 2023	$0.43	350,000	-	-	-	350,000
February 12, 2024	$0.50	650,000	-	-	(100,000)	550,000
January 30, 2022	$0.37	-	175,000	-	-	175,000
January 30, 2025	$0.37	-	2,235,000	-	-	2,235,000
Total outstanding		8,632,217	2,410,000	(835,044)	(3,077,673)	7,129,500
Total exercisable		6,883,717				4,408,250
Weighted Average
Exercise Price (CDN$)		$0.45	$0.37	$0.25	$0.33	$0.50
Weighted Average Remaining Life						3.0 years

1.  150,000 options exercisable at CAD $0.60 per share expired unexercised on May 26, 2020 and 50,000       options exercisable at CAD $0.55 per share expired unexercised on July 10, 2020.

As at March 31, 2020, there were 3,711,225 options available for issuance under the 2019 Stock Option Plan.

During the twelve-month period ended March 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $308,106. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On January 30, 2020, the Company granted:

• 1,650,000 options to directors and officers with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of five years.

• 585,000 options to employees with an exercise price of CDN$0.37 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

• 125,000 options to a consultant with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months, and with a term of two years.

• 50,000 options to a consultant (IR provider) with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of two years.

The Company had the following incentive stock options granted under its Plan and 2016 Plan that are issued and outstanding at March 31, 2019:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2018	Granted	Exercised	Forfeited	Balance March 31, 2019
July 3, 2018	$0.40	50,000	-	-	(50,000)	-
July 3, 2018	$0.25	750,000	-	(50,000)	(700,000)	-
September 1, 2018	$0.25	20,000	-	(20,000)	-	-
December 23, 2019	$0.25	275,000	-	-	-	275,000
December 23, 2019	$0.25	2,984,717	-	(600,000)	-	2,384,717
December 23, 2019	$0.25	300,000	-	-	(25,000)	275,000
July 10, 2020	$0.55	50,000	-	-	-	50,000
March 25, 2020	$0.25	200,000	-	-	-	200,000
May 26, 2020	$0.60	150,000	-	-	-	150,000
February 4, 2021	$0.35	500,000	-	-	-	500,000
May 6, 2021	$0.35	530,000	-	-	-	530,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	715,000	-	-	(50,000)	665,000
May 26, 2022	$0.60	200,000	-	-	-	200,000
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	235,000	-	-	-	235,000
May 4, 2023	$0.50	-	630,000	-	-	630,000
November 20, 2023	$0.43	-	350,000	-	-	350,000
February 12, 2024	$0.50		650,000			650,000
Total outstanding		8,497,217	1,630,000	(670,000)	(825,000)	8,632,217
Total exercisable		7,003,717				6,883,717
Weighted Average
Exercise Price (CDN$)		$0.41	$0.48	$0.25	$0.29	$0.45
Weighted Average Remaining Life						2.3 years

During the year ended March 31, 2019, the Company incurred share-based compensation expense with a measured fair value of $332,741. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 4, 2018, the Company granted:

  500,000 options to directors with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.
  130,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

On November 30, 2018 the Company granted 350,000 options to the Chief Financial Officer with an exercise price of CDN$0.43 per share which vest 25% after 4 months, 25% after year 1 and 50% after year 2, and with a term of 5 years.

On February 12, 2019 the Company granted:

  600,000 options to directors and an officer of the Company with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

  50,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

The Company had the following incentive stock options granted under its Plan and 2016 Plan that were issued and outstanding at March 31, 2018:

		Incentive Stock Options

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2017	Granted	Exercised	Forfeited	March 31, 2018
April 25, 2017	$0.82	25,000	-	-	(25,000)	-
July 3, 2017	$0.25	45,000	-	(45,000)	-	-
February 22, 2018	$0.25	250,000	-	(250,000)	-	-
July 3, 2018	$0.40	150,000	-	(100,000)	-	50,000
July 3, 2018	$0.25	750,000	-	-	-	750,000
September 1, 2018	$0.25	20,000	-	-	-	20,000
December 23, 2019	$0.25	375,000	-	(100,000)	-	275,000
December 23, 2019	$0.25	3,884,717	-	(900,000)	-	2,984,717
December 23, 2019	$0.25	300,000	-	-	-	300,000
July 10, 2020	$0.55	-	50,000	-	-	50,000
March 25, 2020	$0.25	200,000	-	-	-	200,000
May 26, 2020	$0.60	-	150,000	-	-	150,000
September 1, 2020	$0.25	100,000	-	(100,000)	-	-
February 4, 2021	$0.35	500,000	-	-	-	500,000
May 6, 2021	$0.35	530,000	-	-	-	530,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	715,000	-	-	-	715,000
May 26, 2022	$0.60	-	200,000	-	-	200,000
May 26, 2022	$0.75	-	1,037,500	-	-	1,037,500
December 18, 2022	$0.45	-	260,000	-	(25,000)	235,000
Total outstanding		8,344,717	1,697,500	(1,495,000)	(50,000)	8,497,217
Total exercisable		6,272,217				7,003,717
Weighted Average
Exercise Price (CDN$)		$0.33	$0.67	$0.26	$0.65	$0.41
Weighted Average Remaining Life						2.5 years

During the year ended March 31, 2018, the Company incurred share-based compensation expense to employees, advisors, and directors with a measured fair value of $744,801. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 26, 2017, the Company granted:

• 1,037,500 options to Directors with an exercise price of CDN$0.75 per share with a term of 5 years.  The options fully vest on the grant date.

• 100,000 options to an advisor with an exercise price of CDN$0.60 per share with a term of 3 years.  The options fully vest on the grant date.

• 200,000 options to an employee with an exercise price of CDN$0.60 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

• 50,000 options to a consultant (IR provider) with an exercise price of CDN$0.60 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

• On July 10, 2017, the Company granted 50,000 stock options to a consultant (IR provider). The options have an exercise price of CDN$0.55 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

• On December 18, 2017, the Company granted 260,000 stock options to employees and a consultant. The options have an exercise price of CDN$0.45 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

The weighted average share price on the exercise dates was CDN $0.31 (2019 - CDN $0.49, 2018-CDN $0.50).

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2020	March 31, 2019	March 31, 2018
Share price on grant date	CDN$0.37	CDN$0.47	CDN$0.56
Exercise price	CDN$0.37	CDN$0.48	CDN$0.67
Risk-free interest rate	1.35%	1.31%	1.07%
Expected life of options	5 years	5 years	5 years
Annualized volatility(1)	73%	100%	100%
Dividend rate	n/a	n/a	n/a

(1) Expected volatility was determined by reference to historical volatility.

Cash Flows

	For the years ended
	March 31
	2020	2019	2018
Cash flow from (used in) operations	$(5,113,692)	$(5,914,124)	$(3,887,320)
Cash flow from (used in) investing	(161,860)	179,585	(365,664)
Cash flow from (used in) financing	5,502,752	4,961,088	5,165,248
Foreign exchange on cash	25,485	(34,958)	38,070
Net (decrease) increase in cash	$252,685	$(808,409)	$950,334

Operating activities

Net cash used in operating activities amounted to $5.1 million for the year ended March 31, 2020. We generated a loss for the year of $5.1 million, which included approximately $1.9 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange gain, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $2.7 million which was partially offset by collection of accounts receivable of $404,430, an increase in accounts payable of $290,515, and an increase in the warranty liability of $358,576.

Net cash used in operating activities amounted to $5.9 million for the year ended March 31, 2019. We generated a loss for the year of $4.5 million, which included approximately $1.6 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange gain, allowance for credit losses, and write down of assets.. In addition, we made investments in working capital, including inventory of $2.0 million and an increase in accounts receivable of $1.2 million.

Net cash used in operating activities amounted to $3.9 million for the year ended March 31, 2018. During the year, we generated a loss for the year of $2.8 million, which included approximately $0.9 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, and write down of assets.. In addition, we made inventory investments of $2.2 million during the year.

Investing activities

Net cash used in investing activities was $161,860 for the year ended March 31, 2020 and was comprised in investments in EV equipment, automobiles, computers, leasehold improvements and other items.

Net cash provided by investing activities amounted to $179,585 for the year ended March 31, 2019, which was generated from government grant proceeds of $319,635, net of investments in property and equipment and security deposits totaling $140,050.

Net cash used in investing activities was $365,664 for the year ended March 31, 2018, and was comprised of purchases of electric buses and EV equipment.

Financing activities

Net cash provided by financing activities amounted to $5.5 million for the year-ended March 31, 2020 primarily due to proceeds of $4.0 million from a private placement offset by issuance costs and other factors, as well as loans from related parties net of repayments of $1.3 million, and proceeds from the line of credit of $1.1 million.

Net cash provided by financing activities amounted to $5.0 million for the year ended March 31, 2019, which was generated from proceeds from line of credit of $4.4 million, loans from related parties of $1.0 million, and exercise of stock options, net of repayments of convertible debentures, loans to related parties, promissory note and lease liabilities.

Net cash provided by financing activities amounted to $5.2 million for the year ended March 31, 2018, which was generated from issuances of convertible debentures totaling $4.5 million, loans from related parties net of repayments of $0.5 million, proceeds from exercise of stock options of $0.3 million, net of financing activity costs and payments.

C. Research and development, patents and licenses, etc.

We have invested significant resources in developing our suite of all-electric buses. Our buses were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We do not currently have patents and licenses, but may choose to obtain patents and licenses on our designs, processes or inventions in the future.

We have expended $973,146, $437,208, and $251,826 on product development costs during the years ended March 31, 2020, March 31, 2019 and March 31, 2018 respectively.

D. Trend information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of our company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed, other than payments on two leases that were classified as short-term leases totaled $48,942 (2019 - $22,270) for the year and were recognized in office expense.  In August 2019, one of these leases was renewed for a term of three years and at that point was accounted for as a right of use asset, and one lease is scheduled to terminate during the year ended March 31, 2021. The one lease that is scheduled to terminate during the year ended March 31, 2021 has remaining minimum lease payments of $8,591.

Application of Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in our consolidated financial statements included in this Annual Report.

Basis of presentation

Statement of Compliance with IFRS

Our annual consolidated financial statements for the years ended March 31, 2020, March 31, 2019, and March 31, 2018 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying our company's accounting policies.

Basis of consolidation

Our consolidated financial statements include the accounts of our company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-20	31-Mar-19	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of our consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which we obtain control, and continue to be consolidated until the date when such control ceases. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

The Company has issued convertible debentures that can be converted into shares of the Company at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the consideration received is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

When the Company extinguishes convertible debentures before maturity through early redemption or repurchase where the conversion option is unchanged, the Company allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of settlement. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with the method used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued. The amount of gain or loss relating to the early redemption or repurchase of the liability component is recognized in profit or loss. The amount of consideration relating to the equity component is recognized in equity.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2020, and March 31, 2019.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2020, and March 31, 2019, the Company did not have any derivative financial assets or liabilities.

iii.  FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2020, and March 31, 2019.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the year ended March 31, 2020, the company recognized an allowance for credit losses of $46,477.

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2020 the company recognized an impairment of $223,919 on its promissory note receivable.

Leases

Effective April 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of initial application, if any, is recognized in deficit at April 1, 2018. Comparative amounts up to March 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset.  If this is the case, then the lease is a finance lease; if not, then it is an operating lease.  As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at April 1, 2018. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

Right of Use Assets, March 31, 2018	$-
Additions to Right of Use Assets during the year	787,326
Depreciation during the year	(87,752)
Right of Use Assets, March 31, 2019	$699,574

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 4). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2020 and March 31, 2019 the Company had no cash equivalents.

Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer.  Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. The Company also has not historically, but may in the future, earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency

GreenPower Motor Company Inc. (parent)	U.S. Dollar

GP GreenPower Industries Inc.	Canadian Dollar

GreenPower Motor Company, Inc.	U.S. Dollar

0939181 BC Ltd.	Canadian Dollar

San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar

0999314 B.C. Ltd.	Canadian Dollar

GreenPower Motor Company Inc. (parent) changed its functional currency from the Canadian dollar to the US dollar effective April 1, 2019 due to the significant US dollar denominated liabilities of the entity, the significant amount of financing raised that is denominated in US dollar, the portion of the Company's expenses denominated in US dollars has increased, and the expectation that all of these factors are expected to increase over time. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2020. San Joaquin Valley Equipment Leasing, Inc. changed its functional currency from the Canadian dollar to the US dollar during the year ended March 31, 2019. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2019.

Translation to functional currency

Foreign currency transactions are translated into US dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method

Computers	3 years, straight line method

EV equipment	3 years, straight line method

Furniture	7 years, straight line method

Automobile	10 years, straight line method

Leased asset	12 years, straight line method

Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2020, March 31, 2019 and March 31, 2018 the Company recorded $463,411, $nil, and $nil respectively in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares.

Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation and warrants, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable, and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 9) from 7 years to 12 years. For the year ended March 31, 2019 this change reduced the Company's depreciation expense by $19,537. The carrying value of diesel and electric buses was $622,833 as at March 31, 2019 using an estimated useful life of 12 years, and the carrying value of diesel and electric buses would have been $603,296 with an estimated life of 7 years.

Critical accounting judgments

i. The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;

ii. The determination of the functional currency of each entity within the consolidated Company;

iii. The Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units.  The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

Provisions and contingent liabilities

Provisions  are  recognized  when  present  obligations  as  a  result  of  a  past  event  will  probably  lead  to  an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and  uncertainties  associated  with  the  present  obligation.  Provisions  are  discounted  when  the  time  value  of money is significant.

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IAS 23 Borrowing Costs

The amendment to IAS 23 Borrowing Costs clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendment to IAS 23 Borrowing Costs did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2020.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2020 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

F. Tabular disclosure of contractual obligations

Other than as disclosed below, we do not have any contractual obligations as of March 31, 2020 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

		Payments due by period
Contractual Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Line of credit(1)	$5,757,116	$-	$-	$-	$5,757,116
Note payable	10,574	-	-	-	10,574
Promissory note payable	65,561	350,008	-	-	415,569
Lease liabilities	311,900	284,363	122,420	-	718,683
Operating lease obligations	8,591	-	-	-	8,591
Loans payable to related parties	324,075	2,727,631	-	-	3,051,706
Convertible debentures(2)	222,445	4,027,314	-	-	4,249,759
Total	$6,700,262	$7,389,316	$122,420	$-	$14,211,998

Notes:

(1) As at March 31, 2020 we had a line of credit with a credit limit of up to $8 million with no fixed terms of repayment that is repayable on demand and is therefore accounted for as a current liability under IFRS. The line of credit bears interest at the bank's variable US bank rate plus a margin of 1.5%. For the purpose of estimating future interest on the line of credit we have assumed the variable US bank rate remains unchanged at 3.25% and the balance outstanding at March 31, 2020 is repaid in one year.

(2) We had four series of convertible debentures with a total of CDN$5,596,000 outstanding as at March 31, 2020, which bear interest at 8% per annum. The convertible debentures are convertible into our common shares at CDN$0.40 per share and at CDN$0.65 per share, and have maturity dates between May 17, 2021 and October 12, 2021. If the convertible debentures are not converted into common shares by their maturity date, we will be required to repay the CDN$5,646,000 at maturity. The maximum payment due at maturity (CDN$5,646,000) has been converted to US$ in this table at an assumed exchange rate of 0.7049 US dollars per Canadian dollar.

G. Safe harbor

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 63

As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.

Brendan Riley President and Director Age: 50

As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.

Michael Sieffert Chief Financial Officer and Secretary Age: 45

As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.

Mark Achtemichuk Director Age: 44

Mr. Achtemichuk is presently a director and supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the Nominating Committee.

Malcolm Clay Director Age: 78

As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee.

Cathy McLay Director Age: 63

As an independent director, Ms. McLay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Ms. McLay is a member of our Audit committee and Compensation committee.

David Richardson Director Age: 68

As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of the Audit Committee and the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Ryne Shetterly Vice President of Sales and Marketing Age: 34

As our Vice President of Sales and Marketing, Mr. Shetterly maintains overall responsibility for our company's marketing and sales strategies, plans, programs, and functions. In this role, Mr. Shetterly is responsible for managing sales and marketing personnel and compliance. Mr. Shetterly is responsible for managing relationships with customers and government agencies.

Henry Caouette Director of Product Development Age: 58

As the Director of Product Development, Mr. Caouette oversees the development of our electric vehicles from the early design stage through to production. In this role, Mr. Caouette is responsible for managing our engineers, and for all tasks related to the design, building, selection and sizing of components and systems for our electric buses

Anne Rutto Controller Age: 36

As our Controller, Ms. Rutto is responsible for maintaining our company's accounting records, developing internal controls and policy, financial reporting and risk management. In performing her duties, Ms. Rutto maintains ongoing relationships with our company's auditors and banks.

The following is a brief account of the business experience of each of our directors and senior management.

Fraser Atkinson - Chief Executive Officer, Chairman and Director

Mr. Atkinson was one of the founders of our company. Mr. Atkinson was appointed as our Chief Executive Officer, Executive Chairman and a director of our company on February 11, 2011, and is currently a member of the Nominating Committee. He was our President, Secretary and Chief Financial Officer of our company from February 11, 2011 to February 22, 2011. He resigned as our Chief Executive Officer on December 23, 2014. He was again appointed as our Chief Executive Officer on June 12, 2019. Mr. Atkinson holds a Bachelor of Commerce from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columba (1982). He is a director of Equus Total Return, Inc., a public company listed on the New York Stock Exchange that has been a Business Development Corporation since May 2010. He served as a director of Grizzly Discoveries Inc., a public company with gold and potash properties listed on the TSX Venture Exchange from March 2011 to February 2018. Mr. Atkinson served as the Chief Financial Officer of Versatile Systems Inc., a public technology services company listed on the TSX Venture Exchange from February 2003 to December 31, 2013 and as a director from November 2003 to January 14, 2014.Mr. Atkinson was also involved in both technology and corporate finance as a partner at KPMG, LLP for 14 years, until September 2002.

Brendan Riley - President and Director

Mr. Riley has been our President since October 27, 2016 and a director of our company since July 3, 2019. He has 23 years of experience in the areas of Business Development, Sales Strategy and Operations. Prior to joining our company, Mr. Riley was North American Vice President of Fleet Sales for BYD Motors, where he ran multiple electric vehicle business units, including the material handling, the truck and the bus groups. It was at BYD Motors that Mr. Riley secured the largest privately funded electric bus contract in North America two years in a row (for 25 and 36 electric buses respectively). Mr. Riley was also instrumental in negotiating the purchase and setup of two manufacturing facilities for BYD Motors - one electric bus assembly plant, and one EV battery assembly plant, both located in California. Mr. Riley served two terms as the President of the Southern California Chapter of the America Vacuum Society for Science and Technology of Materials, Interfaces and Processing, and is currently serving as an advisor on the Electric Power Research Institute's Bus and Truck Charging Interface Group. He holds a Bachelor of Arts degree in Philosophy from the University of St. Thomas Aquinas in Rome, Italy and is bilingual in English and Italian.

Michael Sieffert - Chief Financial Officer and Secretary

Mr. Sieffert was appointed as our Chief Financial Officer and Secretary on December 1, 2018. From 2011 to 2018, Mr. Sieffert worked in progressively senior finance positions at Seaspan Corporation, a New York Stock Exchange-listed company engaged in containership leasing, most recently as Director of Corporate Finance. Between 2006 and 2011, Mr. Sieffert worked in Deloitte's Financial Advisory Services practice where he assisted clients, primarily in the transportation, manufacturing and industrials sectors, on corporate finance and valuation mandates. Previously, Mr. Sieffert was a buy-side equity analyst at HSBC Investments Canada. Mr. Sieffert has significant capital markets experience as well as a background in a broad range of corporate finance activities, including investor relations, treasury, and mergers and acquisitions. Mr. Sieffert holds a Bachelor of Arts degree and a Masters of Business Administration (Finance) degree, both from the University of British Columbia. Mr. Sieffert also holds a Chartered Financial Analyst designation from the CFA Institute.

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director, and is a member of the Nominating Committee. Mr. Achtemichuk has been a Senior Vice President and Managing Director at CMLS Financial Ltd. since April 2010 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

Malcolm Clay - Director

Mr. Clay has been a director of our company since February 22, 2011. Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.

Cathy McLay - Director

Ms. McLay has been a director of our company since January 20, 2020, and is a member of our Audit Committee and Compensation Committee. Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Previously, Ms. McLay worked in the forest sector in several senior executive roles at Canfor and Howe Sound Pulp and Paper. Ms. McLay currently serves on the boards of Vancouver Fraser Port Authority, Insurance Corporation of British Columbia and Coast Mountain Bus Company. She has previously served on the boards of Providence Health Care, Transportation Property & Casualty Company Inc., British Columbia Rapid Transit Company Inc, Vancouver Coastal Health and Canfor Asia Corporation. Ms. McLay is an International Certified Business Coach, a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

David Richardson - Director

Mr. Richardson has been a director of our company since March 26, 2015 and is a member of the Audit Committee and the Compensation Committee. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is Director Emeritus of Ducks Unlimited Canada following 20 years of service on the board. Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

Ryne Shetterly - Vice President of Sales and Marketing

Mr. Shetterly has been our Vice President of Sales and Marketing since December of 2017. Mr. Shetterly has nearly a decade of experience in the transportation sector. He formerly led a project in the zero-emission sector where he was responsible for coordinating all sales activity, policy related issues, and served as a point man for public relations matters. He holds a degree in Business Economics, an MBA with a concentration in Management, and recently completed a program through UCLA for public relations and brand management.

Henry Caouette - Director of Product Development

Mr. Caouette has been our Director of Product Development since April 2018. Mr. Caouette has over ten years of management experience developing electric vehicles for the transportation industry. Previously, Mr. Caouette was the Engineering Manager at Complete Coach Works driving its Zero Emission Propulsion System, an electric drive system that can be integrated into most heavy-duty vehicles, including electric buses. Mr. Caouette graduated from the Navy Electrical Engineering Training Series while serving in the US Navy, worked in the Measurement Science Lab with Hewlett Packard, and worked at GE Bently Nevada for over thirteen years where he designed rotating machinery information systems.

Anne Rutto - Controller

Ms. Rutto has been our Controller since September 2018. Ms. Rutto has over 12 years of experience in various aspects of financial reporting and financial management, including budgeting, cash management, consolidation accounting, risk management and financial controls. Ms. Rutto has worked at firms in a variety of industries including manufacturing with international operations, and is currently working towards her Chartered Professional Accountant designation.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2020, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson(2) Chief Executive Officer, Chairman & Director	2020	$203,750(6)	Nil	Nil	Nil	$203,750
Brendan Riley(3) President & Director	2020	$225,000	Nil	Nil	$18,011	$243,011
Phillip Oldridge(4) Former Chief Executive Officer and Former Director	2020	$60,000(7)	Nil	Nil	Nil	$60,000
Michael Sieffert Chief Financial Officer & Secretary	2020	$170,846	Nil	Nil	$41,210	$212,056
Mark Achtemichuk Director	2020	Nil	Nil	Nil	Nil	Nil
Malcolm Clay Director	2020	Nil	Nil	Nil	Nil	Nil
David Richardson Director	2020	Nil	Nil	Nil	Nil	Nil
Cathy McLay(5) Director	2020	Nil	Nil	Nil	Nil	Nil
Ryne Shetterly Vice President of Sales and Marketing	2020	$150,000	Nil	Nil	$56,000	$206,000
Henry Caouette Director of Product Development	2020	$132,000	Nil	Nil	Nil	$132,000
Anne Rutto Controller	2020	$62,644	Nil	Nil	$3,110	$65,754

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert and Anne Rutto has been converted from CDN$ to US$ at an exchange rate of 0.76. This exchange rate is the average exchange rates to be used for financial reporting purposes for the twelve months ended March 31, 2020.

(2) Fraser Atkinson was appointed our Chief Executive Officer on June 12, 2019.

(3) Brendan Riley was appointed as a director of our company on July 3, 2019.

(4) Phillip Oldridge ceased to be our Chief Executive Officer on June 12, 2019 and resigned as a director of our company on July 2, 2019.

(5) Cathy McLay was appointed as a director of our Company on January 20, 2020.

(6) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd.  Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of our company. Per the amended Management Services Agreement between GreenPower Motor Company Inc. and Koko Financial Services Inc. dated February 26, 2020, we agreed to pay Koko Financial Services a base fee of $225,000 per annum (plus GST) payable monthly commencing January 1, 2020. In addition, we agreed to pay Koko Financial Services Inc. a retroactive payment of $57,500 (plus GST) in instalments to reflect the appointment of Fraser Atkinson to be our Chief Executive Officer on June 12, 2019.

(7) This consulting fee was paid to S&P 500 Financial and Corporate Services Inc., a company where Mr. Oldridge served as a director.

Employment, Consulting and Management Agreements

Fraser Atkinson

On February 26, 2020, we entered into a management services agreement with Koko Financial Services Inc. which was effective starting June 12, 2019 for a term of one year, however if neither party has provided the other party with a notice of termination then the agreement automatically renews on a month to month basis. Pursuant to this agreement, Koko Financial Services Inc. accepted the appointment with the designated personnel Fraser Atkinson acting as the Chief Executive Officer of our company and all of our company's subsidiary companies. Mr. Atkinson's current duties are to lead in conjunction with the board, in the development of GreenPower's strategy, and to oversee the implementation of the strategy; to ensure the Company is appropriately staffed and organized, to assess business risks and ensure effective controls and systems are in place; to work with the management team to execute on the strategic direction of GreenPower, including overseeing the material undertakings and activities of GreenPower and ensure that the directors are properly informed so they can form appropriate judgments. So long as this management services agreement remains in effect, we agreed to pay Koko Financial Services Inc. a base fee of $18,750 per month (plus applicable taxes) for carrying out the services payable on the last day of each month. The base fee does not include any bonuses that might be paid to Koko Financial Services Inc. for carrying out the services. Fraser Atkinson is eligible to participate in our company's stock option plan and any bonus plan our company makes available to the management team.

Brendan Riley

On September 19, 2016, we entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016. So long as this employment agreement remains in effect, we agreed to pay Mr. Riley a base salary of $225,000 per year (subject to applicable income tax withholdings) for carrying out the services. The base salary does not include any bonuses or commissions that might be paid to Mr. Riley for carrying out the services. Mr. Riley is entitled to commissions ranging from $250 to $10,000 depending on his involvement in the sale of our company's buses in the United States and Western Canada. Commissions for any sales occurring outside of the United States and Canada, where Mr. Riley assists with the sale, will be determined when these new markets are opened by our company. We also undertook to grant Mr. Riley 500,000 stock options to purchase common shares in our company at the commencement of his employment. These stock options are exercisable for a term of five years, at an exercise price of CDN$ $0.62 per share, and vest as to 25% after four months, 25% after one year, 25% after two years, and 25% after three years.

Phillip Oldridge

Effective January 1, 2016, we entered into a consulting agreement with S&P 500 Financial Corporate Services Inc., a U.S. company where Mr. Oldridge served as a director, which he terminated December 31, 2017 and continued on a monthly basis until June 2019. Pursuant to the foregoing arrangement, our wholly-owned subsidiary, GreenPower Motor Company, Inc., paid consulting fees to S&P 500 Financial Corporate Services Inc. of $240,000 for the year ended March 31, 2019, $60,000 for the three months ended March 31, 2018, $90,000 for the nine months ended December 31, 2017 and $120,000 for the year ended March 31, 2017. Phillip Oldridge ceased to be our Chief Executive Officer on June 12, 2019 and resigned as a director of our company on July 2, 2019.

Michael Sieffert

On November 15, 2018, we entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the Chief Financial Officer of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and for the first three months of his employment we agreed to pay Mr. Sieffert a base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services. After three months of employment, his base salary increased to CDN$225,000 per year. The base salary does not include any bonuses that might be paid to Mr. Sieffert for carrying out the services. We also undertook to grant Mr. Sieffert 350,000 stock options to purchase common shares in our company within ten business days of the commencement of his employment. These stock options are exercisable for a term of five years, at CDN $0.43 and vest as to 25% after four months, 25% after one year, and 50% after two years. Mr. Sieffert is eligible to participate in our company's stock option plan commencing in 2020. Mr. Sieffert is eligible for bonuses up to CDN$125,000 for the completion of certain milestones further outlined in the employment agreement.

Ryne Shetterly

On December 26, 2017, we entered into an employment agreement with Ryne Shetterly. Pursuant to this agreement, Mr. Shetterly agreed to be employed as the Vice President of Sales and Marketing for School Buses of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Shetterly's employment commenced on January 2, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Shetterly an annual base salary of $150,000, plus a car allowance of $500 per month and commissions based on sales or leases of buses.

Henry Caouette

On April 19, 2018, we entered into an employment agreement with Henry Caouette. Pursuant to this agreement, Mr. Caouette is employed as the Director of Product Development for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Caouette's employment commenced on April 24, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Caouette an annual base salary of $132,000.

Anne Rutto

On August 3, 2018, we entered into an employment agreement with Anne Rutto. Pursuant to this agreement, Ms. Rutto is employed as the Controller for our company and agreed to fulfill any and all duties relevant to this position as set out in the employment agreement. Ms. Rutto's employment commenced on September 4, 2018 and we agreed to pay Ms. Rutto an annual base salary of CDN$82,500 pursuant to the employment agreement.

In response to the uncertainty surrounding the COVID-19 global pandemic, starting in April 2020 Fraser Atkinson agreed to take a 30% salary reduction and the salaries of certain employees that are working from home have been reduced. In response to a resumption of modified work conditions and increased mobility, employee salaries have been restored to previous levels.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2020 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(5)	Date of Issue or Grant	Issue, Conversion or Exercise Price (CDN$)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2020	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	200,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Brendan Riley President & Director	Stock Options to purchase Common Shares	250,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	200,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	300,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Malcolm Clay Director	Stock Options to purchase Common Shares	200,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
David Richardson Director	Stock Options to purchase Common Shares	200,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Cathy McLay Director	Stock Options to purchase Common Shares	300,000(1)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(5)	Date of Issue or Grant	Issue, Conversion or Exercise Price (CDN$)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2020	Expiry Date
Ryne Shetterly Vice President of Sales and Marketing	Stock Options to purchase Common Shares	125,000(2)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Henry Caouette Director of Product Development(4)	Stock Options to purchase Common Shares	50,000(2)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025
Anne Rutto Controller	Stock Options to purchase Common Shares	25,000(2)	January 30, 2020	CDN$0.37	CDN$0.37	CDN$0.23	January 30, 2025

Notes:

(1) Stock options vest 25% three months after the grant date, 25% six months after the grant date, 25% nine months after the grant date and 25% one year after the grant date.

(2) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2020.

C. Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the Business Corporations Act (British Columbia). Each officer of our company is appointed to serve at the discretion of our board of directors.

Committees

We have three committees: the nominating committee, the compensation committee and the audit committee.

Nominating Committee

We have a nominating committee comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Our nominating committee does not have a specific charter or terms of reference. Our nominating committee, in consultation with our board of directors, is responsible for identifying individuals qualified to become new board members and recommending to our board of directors new director nominees for the next annual meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to our company, a willingness to serve and the ability to devote the required time and support for our mission and strategic objectives.

Compensation Committee

We have a compensation committee comprised of Malcolm Clay, Cathy McLay and David Richardson. Our compensation committee does not have a specific charter or terms of reference. Our compensation committee, in consultation with our board of directors, conducts reviews with regard to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

We have an audit committee that is comprised of Malcolm Clay, Cathy McLay and David Richardson, all of whom are independent directors.

We have adopted a charter for our audit committee. According to our audit committee charter, the mandate of our audit committee is to assist our board of directors in fulfilling its financial oversight responsibilities. According to our audit committee charter, our audit committee will review and consider, in consultation with our external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, our audit committee will maintain effective working relationships with our board of directors, management and external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as our company's business, operations and risks. Our audit committee has duties and responsibilities including:

• being directly responsible for overseeing the work of external auditors in preparing or issuing the auditor's report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting;

• considering whether adequate internal controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our company;

• reviewing the consolidated financial statements and financial information of our company prior to their release to the public; and

• considering and approving any non-audit services (being services other than services rendered for the audit and review of the consolidated financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to our company or any subsidiary of our company.

D. Employees

As of March 31, 2018, 2019, and 2020 we had 14, 24, and 48 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California.

The breakdown of full-time employees by main category of activity and geographic location, as at March 31, 2020 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	31	Vancouver, British Columbia, Canada, Rancho Cucamonga, CA and Porterville, CA
Sales & Marketing	2	Rancho Cucamonga, CA
General & Administration	9	Porterville, CA, and Rancho Cucamonga, CA.
Executives	6	Vancouver, British Columbia, Canada, Rancho Cucamonga, CA, and Porterville, CA.

E. Share Ownership

As of July 13, 2020, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants	Convertible Debentures
Fraser Atkinson Chief Executive Officer, Chairman and Director	11,880,544(3)	10.8%	1,180,000(4)	5,108,563(3)	1,456,730(3)
Brendan Riley President and Director	252,000(5)	*	800,000(6)	Nil	Nil
Michael Sieffert Chief Financial Officer and Secretary	80,000(7)	*	275,000(8)	Nil	76,923(7)
Mark Achtemichuk Director	369,550(9)	*	592,500(10)	Nil	Nil
Malcolm Clay Director	2,555,000(11)	2.3%	950,000(12)	388,164(11)	605,769(11)
Cathy McLay Director	68,000(13)	*	150,000(13)	Nil	Nil
David Richardson Director	8,168,216(14)	7.5%	805,000(15)	7,300,000(14)	4,038,461(14)
Ryne Shetterly Vice President Sales and Marketing	304,000(16)	*	68,750(17)	Nil	Nil
Henry Caouette Director of Product Development	Nil	Nil	50,000(18)	Nil	Nil
Anne Rutto Controller	Nil	Nil	6,250(19)	Nil	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at July 13, 2020, is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators.

(2) Based on 109,519,751 common shares of our company issued and outstanding as at July 13, 2020.

(3) Mr. Atkinson holds 7,553,294 common shares of our company directly, 200,000 common shares of our company in the Atkinson Family Trust and 4,127,250 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson. Mr. Atkinson also owns 4,421,063 warrants, of which 21,063 warrants are exercisable at a price of CDN$1.10 per share until October 17, 2020, 2,000,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Atkinson also owns, indirectly through Koko Financial Services Ltd., a convertible debenture in the amount of CDN$500,000 with a maturity date of May 17, 2021, which can be converted into 769,230 common shares of our company at a price of CDN$0.65 per share, a convertible debenture in the amount of CDN$225,000 with a maturity date of September 25, 2021, which can be converted into 562,500 common shares of our company at a price of CDN$0.40 per share and 562,500 warrants are exercisable at a price of CDN$0.50 per share until September 25, 2021. Mr. Atkinson also owns, indirectly through H. Atkinson ITF RR Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021. In addition, Mr. Atkinson owns, indirectly through H. Atkinson ITF SS Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021.

(4) Mr. Atkinson holds 1,280,000 stock options, each of which entitles Mr. Atkinson to purchase one common share of our company, of which 100,000 stock options are exercisable at a price of CDN$0.35 per share until February 4, 2021, 80,000 stock options are exercisable at a price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at a price of CDN$0.75 per share until February 2, 2022, 600,000 stock options are exercisable at a price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 200,000 stock options are exercisable at a price of CDN$0.37 per share until January 30, 2025, and 100,000 of the 200,000 stock options will have vested within 60 days of July 20, 2020.

(5) Mr. Riley owns 252,000 common shares of our company directly.

(6) Mr. Riley holds 950,000 stock options, each of which entitles Mr. Riley to purchase one common share of our company, of which 500,000 are exercisable at a price of CDN$0.62 per share until October 27, 2021, 100,000 are exercisable at a price of CDN$0.45 per share until December 18, 2022, of which 75,000 will have vested within 60 days of July 13, 2020, 100,000 are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 250,000 are exercisable at a price of CDN$0.37 per share until January 30, 2025, and 125,000 of these 250,000 stock options will have vested within 60 days of July 20, 2020.

(7) Mr. Sieffert holds 80,000 common shares of our company through his RRSP account. Mr. Sieffert also owns a CDN $50,000 convertible debenture of our Company through his TFSA account with a maturity date of May 31, 2021, which can be converted into 76,923 common shares of our company at a price of CDN$0.65 per share.

(8) Mr. Sieffert holds 550,000 stock options, each of which entitle Mr. Sieffert to purchase one common share of our company. 350,000 stock options are exercisable at a price of CDN$0.43 per share until November 30, 2023, and 175,000 of these options have vested as of May 8, 2020, and 200,000 are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 100,000 of these 200,000 stock options will have vested within 60 days of July 20, 2020.

(9) Mr. Achtemichuk holds 325,000 common shares of our company directly, 23,550 common shares of our company through his TFSA account and 21,000 common shares of our company through his Registered Education Savings Plan account.

(10) Mr. Achtemichuk holds 742,500 stock options, each of which entitles Mr. Achtemichuk to purchase one common share of our company, 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 5,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 37,500 stock options are exercisable at the exercise price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023, 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 300,000 stock options are exercisable at a price of CDN$0.37 per share until January 30, 2025, and 150,000 of these 300,000 stock options will have vested within 60 days of July 20, 2020.

(11) Mr. Clay holds 2,408,000 common shares of our company directly, 119,500 common shares of our company through his Registered Retirement Income Fund account and 27,500 shares through his TFSA account. Mr. Clay also holds 388,164 warrants, each of which entitles Mr. Clay to purchase one common share of our company, of which 13,164 warrants at the exercise price of CDN$1.10 per share until October 17, 2020, and 375,000 warrants are exercisable at the exercise price of CDN$0.50 per share until September 25, 2021. Mr. Clay also owns a $150,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 230,769 common shares of our company at a price of CDN$0.65 per share and a $150,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 375,000 common shares of our company at a price of CDN$0.40 per share.

(12) Mr. Clay holds 1,050,000 stock options, each of which entitles Mr. Clay to purchase one common share of our company, of which 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 50,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 400,000 stock options are exercisable at the exercise price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023, 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 200,000 are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 100,000 of these 200,000 stock options will have vested within 60 days of July 20, 2020.

(13) Ms. McLay holds 68,000 common shares of our company directly. In addition, Ms. McLay holds 300,000 stock options, each of which entitles Ms. McLay to purchase one common share of our company at a price of CDN$0.37 per share until January 30, 2025 and 150,000 of these 300,000 stock options will have vested within 60 days of July 20, 2020.

(14) Mr. Richardson holds 200,000 common shares of our company directly, and 7,968,216 common shares of our company indirectly through Countryman Investments Ltd. Mr. Richardson also owns, indirectly through Countryman Investments Ltd., 2,500,000 warrants that are exercisable at the exercise price of $0.50 per share until September 25, 2021. Mr. Richardson also owns directly 4,800,000 warrants, of which 2,400,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Richardson also indirectly owns through Countryman Investments Ltd., a CDN$1,000,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 1,538,461 common shares of our company at a price of CDN$0.65 per share and a CDN$1,000,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 2,500,000 common shares of our company at a price of CDN$0.40 per share.

(15) Mr. Richardson also holds 905,000 stock options, each of which entitles Mr. Richardson to purchase one common share of our company, of which 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 305,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 200,000 are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 100,000 of these 200,000 stock options will have vested within 60 days of July 20, 2020.

(16) Mr. Shetterly owns 304,000 common shares of our company directly.

(17)Mr. Shetterly holds 225,000 stock options, each of which entitles Mr. Shetterly to purchase one common share of our company, of which 50,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023, and 37,500 of these options have vested as of July 13, 2020, and 125,000 stock options are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 31,250 of these 125,000 stock options will have vested within 60 days of July 13, 2020, and 50,000 stock options are exercisable at a price of CDN$0.70 per share until July 3, 2025 and none of these 50,000 stock options will have vested within 60 days of July 20, 2020

(18) Mr. Caouette holds 125,000 stock options, each of which entitles Mr. Caouette to purchase one common share of our company, of which 50,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023, and 37,500 of these options have vested as of July 13, 2020, and 50,000 stock options are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 12,500 of these 50,000 stock options will have vested within 60 days of July 13, 2020 and 25,000 stock options are exercisable at a price of CDN$0.70 per share until July 3, 2025 and none of these 25,000 stock options will have vested within 60 days of July 20, 2020.

(19) Ms. Rutto holds 65,000 stock options, 25,000 of which entitles Ms. Rutto to purchase one common share of our company at a price of CDN$0.37 per share until January 30, 2025 and 6,250 of these 25,000 stock options will have vested within 60 days of July 13, 2020, and 40,000 stock options stock options are exercisable at a price of CDN$0.70 per share until July 3, 2025 and none of these 40,000 stock options will have vested within 60 days of July 20, 2020.

The voting rights attached to the common shares owned by our directors and management do not differ from those voting rights attached to shares owned by people who are not directors or management of our company.

Stock Option Plans

On April 12, 2013, our board of directors adopted the 2013 Rolling Stock Option Plan, which is a "rolling" stock option plan, whereby the aggregate number of common shares of our company reserved for issuance, together with any other common shares reserved for issuance under any other plan or agreement of our company, must not exceed 10% of the total number of issued common shares of our company (calculated on a non-diluted basis) at the time a stock option is granted.

On March 9, 2016, our board of directors adopted the 2016 Fixed Stock Option Plan which was a "fixed" stock option plan, pursuant to which we were permitted to grant stock options to acquire up to a maximum of 14,909,992 common shares of our company.

On May 14, 2019, our board of directors adopted the 2019 Rolling Stock Option Plan, which is a "rolling" stock option plan, whereby the aggregate number of common shares of our company reserved for issuance, together with any other common shares of our company reserved for issuance under any other plan or agreement of our company, must not exceed 10% of the total number of issued common shares of our company (calculated on a non-diluted basis) at the time a stock option is granted.

We will not grant any additional stock options under our 2013 Rolling Stock Option Plan or 2016 Fixed Stock Option Plan and all new stock options will be granted under our 2019 Rolling Stock Option Plan.

The following information is a brief description of our 2019 Rolling Stock Option Plan:

1. Our board of directors must establish the exercise price at the time each stock option is granted, subject to the following conditions:

(a) if our common shares are listed on the TSX Venture Exchange, the exercise price must not be less than the minimum prevailing price permitted by the policies of the TSX Venture Exchange;

(b) if our common shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by our board of directors at the time of granting;

(c) if a stock option is granted within 90 days of a distribution by a prospectus by our company, the exercise price must not be less than the price that is the greater of the minimum prevailing price permitted by the policies of the TSX Venture Exchange and the per share price paid by public investors for our common shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d) in all other cases, the exercise price must be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2. Upon expiry of a stock option, or in the event a stock option is otherwise terminated for any reason, without having been exercised in full, the number of our common shares in respect of the expired or terminated stock option will again be available for a grant under our 2019 Rolling Stock Option Plan.

3. No stock option granted under our 2019 Rolling Stock Option Plan may have an expiry date exceeding 10 years from the date on which the stock option is granted (unless automatically extended as a result of a blackout period as described below).

4. The expiry date of each stock option will be automatically extended if the expiry date falls within a period during which we prohibit optionees from exercising their stock options, provided that: (a) the blackout period has been formally imposed by our company pursuant to our internal trading policies as a result of the bona fide existence of undisclosed Material Information (as defined in the policies of the TSX Venture Exchange). For greater certainty, in the absence of our company formally imposing a blackout period, the expiry date of any stock options will not be automatically extended in any circumstances; (b) the blackout period expires upon the general disclosure of the undisclosed Material Information and the expiry date of the affected stock options is extended to no later than ten business days after the expiry of the blackout period; and (c) the automatic extension will not be permitted where the optionee or our company is subject to a cease trade order (or similar order under applicable securities laws) in respect of our securities.

5. Stock options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued common shares of our company, unless we have obtained disinterested shareholder approval.

6. Stock options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

7. Stock options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

8. Stock options issued to optionees performing investor relations activities must vest in stages over 12 months with no more than one quarter of the stock options vesting in any three month period.

9. If a director, employee or consultant of our company is terminated for cause, then any stock option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant of our company by reason of termination for cause.

10. If an option holder ceases to be a director, employee or consultant of our company (other than by reason of death, disability or termination of services for cause), or if an optionee resigns, as the case may be, then any stock option granted to the holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the holder ceases to be a director, employee or service provider of our company.

11. If the engagement of an option holder engaged in investor relations activities as a consultant is terminated for any reason other than cause, disability or death, any stock option granted to such holder that was exercisable and had vested on the date of termination will be exercisable until the earlier of the expiry date and the date that is 30 days after the effective date of the holder ceasing to be a consultant.

12. If an option holder dies, the holder's lawful personal representatives, heirs or executors may exercise any stock option granted to the holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the holder.

13. If an option holder ceases to be a director, employee or consultant of our company as a result of a disability, the holder may exercise any stock option granted to the holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and one year after the date of disability.

14. If an option holder ceases to be one type of eligible person but concurrently is or becomes one or more other type of eligible person, the stock option will not terminate but will continue in full force and effect and the option holder may exercise the stock option until the earlier of (a) the expiry date, and (b) the applicable date where the option holder ceases to be any type of eligible person. If the option holder is an employee, the stock option will not be affected by any change of the option holder's employment where the option holder continues to be employed by our company or an affiliate of our company.

15. Stock options granted to directors, employees or consultants will vest when granted unless determined by our board of directors on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the stock options vesting in any three month period.

16. Our 2019 Rolling Stock Option Plan is administered by our board of directors who has the full authority and sole discretion to grant stock options under our 2019 Rolling Stock Option Plan to any eligible party, including themselves.

17. Stock options granted under our 2019 Rolling Stock Option Plan are not assignable or transferable by an option holder.

18. Our board of directors may from time to time, subject to regulatory or shareholder approval, amend or revise the terms of our 2019 Rolling Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of July 13, 2020, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants	Convertible Debentures
Fraser Atkinson	11,880,544(2)	10.8%	1,180,000(3)	5,108,563(2)	1,456,730(2)
David Richardson	8,168,216(4)	7.5%	805,000(5)	7,300,000(4)	4,038,461(4)
Gerald Conrod	8,190,000(6)	7.5%	Nil	Nil	153,846(6)

(1) Based on 109,519,751 common shares of our company issued and outstanding as at July 13, 2020.

(2) Mr. Atkinson holds 7,553,294 common shares of our company directly, 200,000 common shares of our company in the Atkinson Family Trust and 4,127,250 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson. Mr. Atkinson also owns 4,421,063 warrants, of which 21,063 warrants are exercisable at a price of CDN$1.10 per share until October 17, 2020, 2,000,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Atkinson also owns, indirectly through Koko Financial Services Ltd., a convertible debenture in the amount of CDN$500,000 with a maturity date of May 17, 2021, which can be converted into 769,230 common shares of our company at a price of CDN$0.65 per share, a convertible debenture in the amount of CDN$225,000 with a maturity date of September 25, 2021, which can be converted into 562,500 common shares of our company at a price of CDN$0.40 per share and 562,500 warrants which are exercisable at a price of CDN$0.50 per share until September 25, 2021. Mr. Atkinson also owns, indirectly through H. Atkinson ITF RR Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021. In addition, Mr. Atkinson owns, indirectly through H. Atkinson ITF SS Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021.

(3) Mr. Atkinson holds 1,280,000 stock options, each of which entitles Mr. Atkinson to purchase one common share of our company, of which 100,000 stock options are exercisable at a price of CDN$0.35 per share until February 4, 2021, 80,000 stock options are exercisable at a price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at a price of CDN$0.75 per share until February 2, 2022, 600,000 stock options are exercisable at a price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 200,000 stock options are exercisable at a price of CDN$0.37 per share until January 30, 2025, and 100,000 of these 200,000 stock options will have vested within 60 days of July 13, 2020.

(4) Mr. Richardson holds 200,000 common shares of our company directly, and 7,968,216 common shares of our company indirectly through Countryman Investments Ltd. Mr. Richardson also owns, indirectly through Countryman Investments Ltd., 2,500,000 warrants that are exercisable at the exercise price of $0.50 per share until September 25, 2021. Mr. Richardson also owns directly 4,800,000 warrants, of which 2,400,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Richardson also indirectly owns through Countryman Investments Ltd., a CDN$1,000,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 1,538,461 common shares of our company at a price of CDN$0.65 per share and a CDN$1,000,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 2,500,000 common shares of our company at a price of CDN$0.40 per share.

(5) Mr. Richardson also holds 905,000 stock options, each of which entitles Mr. Richardson to purchase one common share of our company, of which 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 305,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024, and 200,000 are exercisable at a price of CDN$0.37 per share until January 30, 2025 and 100,000 of these 200,000 stock options will have vested within 60 days of July 13, 2020.

(6) Mr. Conrod holds 8,190,000 common shares of our company directly, and a CDN $100,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 153,846 common shares of our company at a price of CDN$0.65 per share.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at July 10, 2020 the registrar and transfer agent for our company reported that there were 109,519,751 common shares of our company issued and outstanding. Of these, 93,491,225 were registered to Canadian residents, including 58,061,681 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 93,491,225 shares were registered to 58 shareholders in Canada, one of which is CDS & Co. 15,088,526 of our shares were registered to residents of the United States, including 6,876,898 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 15,088,526 shares were registered to 38 shareholders in the United States, one of which is CEDE & Co. 940,000 of our shares were registered to residents of other foreign countries (2 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2020 there have been no transactions or loans between our company and:

(a)  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b)  associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c)  individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family (close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);

(d)  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals' families; and

(e)  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

	For the Year Ended
	March 31, 2020	March 31, 2019	March 31, 2018

Salaries and Benefits (1)	$455,067	$289,840	$225,000
Consulting fees (2)	263,750	382,875	293,400
Accommodation (3)	762	49,895	64,085
Truck and Trailer Rentals (4)	98,943	140,722	144,807
Options Vested (5)	240,996	252,804	571,130
Total	$1,059,518	$1,116,136	$1,298,422

1)   Salaries and benefits incurred with directors, officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations. Included in salaries and benefits for the year ended March 31, 2020 were $243,011  (March 31, 2019, $230,458) paid to Brendan Riley, our President and Director, and $212,056 (March 31, 2019, $59,382) paid to Michael Sieffert, our Chief Financial Officer and Secretary. Amounts paid in the year ended March 31, 2018 was paid to Brendan Riley.

2)   Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the directors, the Chairman, and the CEO to provide accounting, management consulting and director services. The following table summarizes consulting fees paid to directors and officers of our company for the years ended March 31, 2020, March 31, 2019 and March 31, 2018

	For the Year Ended
	March 31, 2020	March 31, 2019	March 31, 2018
S&P 500 Financial and Corporate Services Inc. (i)	$60,000	$240,000	$150,000
Koko Financial Services Ltd. (ii)	203,750	120,000	120,000
MSA Holdings Inc. (iii)	-	22,875	23,400
Consulting Fees	$263,750	$382,875	$293,400

(i) These consulting fees were paid to S&P 500 Financial and Corporate Services Inc., a U.S company where Phillip Oldridge, our former Chief Executive Officer and former director, served as a director. Neither Mr. Oldridge nor S&P 500 Financial and Corporate Services Inc. received additional compensation for Mr. Oldridge's services as a director of our company.

(ii) These consulting fees were paid to Koko Financial Services Ltd., a private company owned by Fraser Atkinson, our Chief Executive Officer, Chairman and director, as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of our company.

(iii) These consulting fees were paid to MSA Holdings Inc., a company controlled by Mark Achtemichuk, a director of our company and our former Chief Financial Officer and Secretary, as compensation for Mr. Achtemichuk's provision of services of our Chief Financial Officer. Neither Mr. Achtemichuk nor MSA Holdings Inc. received additional compensation for Mr. Achtemichuk's services as a director of our company.

3)    Accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors. These costs are expensed on the Consolidated Statements of Operations.

4)   Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors.  These costs are included in Transportation costs on the Consolidated Statements of Operations.

5)   This expense relates to stock options that vested during the year that are issued to Brendan Riley, David Richardson, Fraser Atkinson, Malcolm Clay, Mark Achtemichuk, Cathy McLay, Michael Sieffert and Philip Oldridge, as described under "Directors, Senior Management and Employees - Share Ownership".

Accounts payable and accrued liabilities at March 31, 2020 included $71,697 (March 31, 2019 - $38,768, March 31, 2018 - $57,755) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

Note payable as at March 31, 2020 includes $nil (March 31, 2019 - $172,259) owed to a company beneficially owned by the Chairman of the Company.

As at March 31, 2020, two companies beneficially owned by the Chairman and CEO of the Company had loans outstanding to the Company with a total value of CDN $3,185,000 and USD $120,000 (2019 - CDN $1,430,000 and USD $120,000). These loans were renewals of all outstanding loans to the two companies beneficially owned by the CEO and Chairman on December 30, 2019 and have a maturity date that is the earlier of (i) the date that the GreenPower completes an equity financing of more than Five Million Dollars ($5,000,000) (ii) from receipt of proceeds on the sale of buses in excess of Ten Million Dollars ($10,000,000) or (iii) April 15, 2021, and bear interest at a rate of 12.0% per annum. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

During the year ended March 31, 2020, there were $586,932 (March 31, 2019 - $222,334) of shareholder loan repayments and related accrued interest, and $1,823,771 (March 31, 2019 - $1,000,427) of shareholder loan advances. Shareholder loan advances were made by the Company's CEO and Director to fund the ongoing operations and working capital requirements of the Company.

Loans payable to related parties of $2,700,625 (March 31, 2019 - $1,498,907) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share that expire on June 29, 2021 and 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share that expire on March 14, 2022.

On September 25, 2017 we issued in a private placement convertible debentures in the principal amounts of CDN$1,476,000 with a 4-year term and an 8% interest rate which are convertible into our common shares at a rate of CDN$0.40 per share, and 3,690,000 warrants which grant the holder the right to purchase our common shares at CDN$0.50 per share. Countryman Investments Inc., a company beneficially owned by David Richardson, a director of our company, invested $1,000,000 in the private placement, Koko Financial Services Inc., a company beneficially owned by Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, invested CDN$225,000 in the private placement, two trusts whose beneficiaries are family members of Fraser Atkinson, the Chairman, director and Chief Executive Officer of our Company, each invested CDN$25,000, or CDN$50,000 total, and Malcolm Clay, a director of our company, invested CDN$150,000 in the private placement.

On May 17, 2017 we issued in a private placement, convertible debentures in the principal amounts of CDN$1,900,000 with a 4-year term and an 8% interest rate which are convertible into our common shares at a rate of CDN$0.65 per share, and 2,922,200 warrants which grant the holder the right to purchase our common shares at CDN$0.75 per share. Countryman Investments Inc., a company beneficially owned by David Richardson, a director of our company, invested $1,000,000 in the private placement, Koko Financial Services Inc., a company beneficially owned by Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, invested CDN$500,000 in the private placement, two trusts whose beneficiaries are family members of Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, each invested CDN$25,000, or CDN$50,000 total in the private placement, and Malcolm Clay, a director of our company, invested CDN$150,000 in the private placement. During January 2020, Michael Sieffert, the Chief Financial Officer of our company, acquired a CDN $50,000 convertible debenture that matures on May 17, 2021, bears interest at 8% per annum, and is convertible into our common shares at a rate of CDN $0.65 per share.

The outstanding balance of unconverted convertible debentures at March 31, 2020, includes CDN$3,125,000 (March 31, 2019 - CDN$3,075,000 and 2018 - CDN$3,305,000) owed to directors and companies controlled by directors, summarized as follows:

	In CDN$
	Outstanding as at,
	March 31, 2020	March 31, 2019	March 31, 2018
Countryman Investments Ltd. (i)	$2,000,000	$2,000,000	$2,000,000
Koko Financial Services Ltd. (ii)	725,000	725,000	955,000
H Atkinson ITF RR Atkinson and H Atkinson ITF SS Atkinson (iii)	50,000	50,000	50,000
Malcolm Clay	300,000	300,000	300,000
Michael Sieffert	50,000	-	-
Total	$3,125,000	$3,075,000	$3,305,000

(i) Countryman Investments Ltd. is a company beneficially owned by David Richardson, a director of GreenPower Motor Company Inc.

(ii) Koko Financial Services Ltd. is a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower Motor Company Inc.

(iii) The beneficiaries of H Atkinson ITF RR Atkinson and H Atkinson ITF SS Atkinson are family members of Fraser Atkinson, the Chairman and CEO of GreenPower Motor Company Inc.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Crowe Mackay LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of management, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia, and a company for which the prior CEO and Director of the Company is a director has filed a claim against the Company in the State of California. The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors' discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares have been listed for trading on the TSX Venture Exchange under the symbol "GPV" since December 30, 2014. From July 8, 2013 to December 29, 2014, our common shares have been listed for trading on the TSX Venture Exchange under the symbol "OMK."

Our common shares have been quoted on the OTCQB under the symbol "GPVRF" since November 9, 2019. From March 28, 2017 to November 8, 2019, our common shares were quoted on the OTCQX under the symbol "GPVRF". From May 6, 2015 to March 27, 2017, our common shares were quoted on the OTCQB under the symbol "GPVRF."

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada (Tel: (604) 661-9400; Fax: (604) 661-9549).

B. Plan of Distribution

Not applicable.

C. Markets

Please see Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

We are incorporated under the Business Corporations Act (British Columbia). Our British Columbia incorporation number is BC0877385.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum. Any such conflicts of interest will be subject to the procedures and remedies as provided under the Business Corporations Act (British Columbia).

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may from time to time on behalf of our company:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at any discount or premium and on such other terms as they consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by our board of directors and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Our preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

• determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

• create an identifying name for the shares of that series, or alter any such identifying name; and

• attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our preferred shares are entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of our common shares or any other shares of our company ranking junior to our preferred shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose will be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of our preferred shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of our preferred shares as aforesaid will be distributed rateably among the holders of our common shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company

Meetings

Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, (a) the quorum is one person who is, or who represents by proxy, that shareholder, and (b) that shareholder, present in person or by proxy, may constitute the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for our company, the auditor of our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the Business Corporations Act (British Columbia) or our articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the Business Corporations Act (British Columbia) that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries. However, please see our shareholder rights plan described under "Share Capital - Shareholder Rights Plan".

Ownership Threshold

Our articles or the Business Corporations Act (British Columbia) do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. However, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C. Material Contracts

With the exception of the contracts listed below and contracts entered into in the ordinary course of business, we have not entered into any material contracts during the last two years:

On November 2, 2018 we granted 2,000,000 warrants to Fraser Atkinson and 2,400,000 warrants to David Richardson and on March 14, 2019 we granted 2,400,000 warrants to Fraser Atkinson, and 2,400,000 warrants to David Richardson in consideration for providing personal guarantees on our line of credit. See "Related Party Transactions" for additional information.

On December 30, 2019 we issued a promissory note to FWP Acquisition Corp. for CDN $2,035,000, and two promissory notes to Koko Financial Services Ltd., for CDN$1,150,000 and for US$120,000. Both FWP Acquisition Corp. and Koko Financial Services Ltd. are beneficially owned by Fraser Atkinson. See "Related Party Transactions" for additional information.

On December 20, 2019 we signed an amendment and restatement to our Line of Credit Agreement with the Bank of Montreal, which amended the existing Letter of Agreement dated December 21, 2018 to increase the credit limit on the Line of Credit from $5,000,000 previously to up to $8,000,000 currently. The Line of Credit bears interest at the bank's US Base Rate (March 31, 2020 - 3.75%) plus 1.5%.  The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, which has been temporarily reduced to 1.0:1 for the quarter's ending March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis.

On April 29, 2020 we issued a promissory note to East West Bank for $361,900 for funding received under the U.S. Small Business Administration's Paycheck Protection Program. The promissory note has a fixed rate of interest of 1.00% per annum, and a maturity date of April 29, 2022. Monthly payments of interest only commence seven months after the date of the promissory note and the principal plus interest accrued over the first six months of the promissory note will be due at maturity.

For information regarding Employment, Consulting and Management Agreements involving our directors and senior management, see "Compensation" for additional information.

D. Exchange Controls

Our company is incorporated in and subject to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Canada Act (Canada) for a non-resident who proposes to acquire common shares of our company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act (Canada) is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act (Canada). If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act (Canada), the Investment Canada Act (Canada) generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our company for the purposes of the Investment Canada Act (Canada) through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our company would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for "WTO Investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations, a proposed investment would be reviewable where the value of the acquired assets is CDN$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, where the value of the acquired assets is less than CDN$5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CDN$50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CDN$5 million or more.

In the case of a direct acquisition by or from a WTO Investor, the threshold is significantly higher. The 2016 threshold was CDN$600 million, which threshold was increased to CDN$800 million in April 2017 for an intended period of two years. Starting January 1, 2019, and for subsequent years, the threshold level became adjusted annually based on growth in nominal gross domestic product in accordance with a formula set out in the Investment Canada Act (Canada) (i.e., the growth in the nominal gross domestic product at market prices multiplied by the threshold amount determined for the previous year). In keeping with this formula, in 2019, the review threshold was increased to CDN$1.045 billion. Other than the exception noted below, an indirect acquisition involving a WTO Investor is not reviewable under the Investment Canada Act (Canada).

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Canada Act (Canada) because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Canada Act (Canada) concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Canada Act (Canada) may apply, relating to common shares of our company are exempt from the Investment Canada Act (Canada), including:

(a) acquisition of common shares of our company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act (Canada), and

(c) acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Income Tax Act (Canada)), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the Income Tax Act (Canada) on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Income Tax Act (Canada) and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Income Tax Act (Canada)), (iii) "timber resource properties" (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

If our common shares become listed on a "designated stock exchange" as defined in the Income Tax Act (Canada) and are so listed at the time of disposition, our common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Income Tax Act (Canada), none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that

a. is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or

b. has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of common shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of common shares pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our securities by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of our outstanding stock.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities
A U.S. Holder generally will not recognize gain or loss upon the acquisition of our securities for cash pursuant to this prospectus. A U.S. Holder's holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Tax Consequences if Our Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares is readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

If our company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common shares. The U.S. federal income tax consequences of owning and disposing of our common shares if our company is or becomes a PFIC are described below under the heading "Tax Consequences if Our Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). If certain conditions are met, a start-up non-U.S. corporation is not a PFIC in the first year that it has gross income, but could be a PFIC in one or more earlier years in which it has no gross income but satisfies the asset test.

Under certain attribution and indirect ownership rules, if our company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of our company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC").

The Company does not know if it currently is a PFIC or was a PFIC in a prior year and, based on current business plans and financial projections, does not know if it will be a PFIC in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. We might be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of our company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of our company.

Tax Consequences if Our Company is a PFIC

If our company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If our company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, our company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether our company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

• any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for our common shares;

• the amount allocated to the current tax year and any year prior to the first year in which our company was a PFIC will be taxed as ordinary income in the current year;

• the amount allocated to each of the other tax years (the "Prior PFIC Years") will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

• an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

• any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat our company and each Subsidiary PFIC as a "qualified electing fund" (a "QEF") under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above with respect to our common shares.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of our company's ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from our company. If our company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for our company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from our company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that our company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for our company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If our common shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to such security but not with respect to a Subsidiary PFIC. Upon closing our common shares will be listed or posted for trading on a stock quotation system and therefore considered to be "regularly traded" for this purpose.

When these securities become "regularly traded," a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to such securities generally will be required to recognize as ordinary income in each tax year in which our company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder's adjusted tax basis in our securities generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder's adjusted tax basis in our securities as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder's adjusted tax basis in our securities generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common shares or warrants generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of  "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of  (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at Suite 240 - 209 Carrall Street, Vancouver, BC, V6B 2J2.

In addition, we have filed with the SEC a registration statement on Form F-1 under the Securities Act and the documents referred to in this Annual Report have been filed as exhibits to such Form F-1 with the SEC and may be inspected and copied at the public reference facility maintained by the SEC at 100F. Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

GreenPower Motor Company Inc. is incorporated in the Province of British Columbia, Canada and has the following wholly-owned subsidiaries:

1. GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada)

2. GreenPower Motor Company, Inc. (incorporated in the State of Delaware, and registered to do business in the State of California)

3. 0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

4. San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of  Utah and registered to do business in the State of California)

5. 0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

6. Electric Vehicle Logistics Inc. (incorporated in the State of Nevada)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investing in the common shares of our company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this Annual Report before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of our company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

As a result of the acquisition of land in Porterville described in the Investing Activities section, the Company is subject to the risks normally associated with the construction of a manufacturing facility, including, but not limited to, construction delays, natural disasters, labour disputes, cost overruns, insufficient financing and requirements for governmental permits or approvals.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. we have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding.  These requirements are subject to change and one regulatory environment is not indicative of another.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features.  The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices, such as the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, and the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects. On November 1, 2019, CARB announced that it had received voucher requests for the entire $142 million budget allocated to the HVIP program for the current fiscal year and was no longer accepting new voucher requests until new funding for the program is identified. This announcement has negatively impacted new sales prospects for GreenPower buses in the state of California and any further reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's consolidated financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and a company for which the prior CEO and Director of the Company is a director has filed a claim against the Company in the State of California. The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1:  Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:  Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated financial statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivable and promissory note receivables at each reporting period. As at March 31, 2020 the Company recognized an allowance for credit losses of $46,447 against its accounts receivable, and wrote down the promissory note receivable by $223,919, as described further in our consolidated financial statements for the year ended March 31, 2020.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2020, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars:

Cash	$8,984
Accounts Receivable	$72,361
Promissory Note Receivable	$650,000
Accounts Payable and Accrued Liabilities	$(237,994)
Loans Payable to Related Parties	$(3,276,895)
Convertible Debentures	$(5,596,000)
Note Payable	$(15,000)

The CDN/USD exchange rate as at March 31, 2020 was $0.7049 (March 31, 2019 - $0.74895). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $592,000 to other comprehensive income/loss.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since the amalgamation of Oakmont Minerals Corp. and GreenPower Motor Company Inc. on December 23, 2014.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders since the amalgamation of Oakmont Minerals Corp. and GreenPower Motor Company Inc. on December 23, 2014.

Use of Proceeds

During May 2019 the Company completed a private placement of units for net proceeds of $3.54 million. Under the offering the Company sold 13,114,754 Units at a price of $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. The offering was registered with the SEC on Form F-1 (File No. 333-236252). The Company used the proceeds from the offering to fund the production of all-electric buses, demonstration buses, equipment, and working capital. If the warrants sold in this offering are exercised, we will receive gross proceeds of approximately $2.5 million. The proceeds, if any, would be used to fund the production of all-electric buses, demonstration buses, equipment, and working capital, with the remainder, if any, used for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at March 31, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer, as described more fully below. This report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in  all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During the period ended March 31, 2020, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Malcolm Clay, Cathy McLay and David Richardson, each of whom meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

Our Board of Directors has determined that Malcolm Clay qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

As of the date of this report we have not adopted a Code of Conduct and Ethics (the "Code of Ethics") within the meaning of that term in Item 16B of Form 20-F. The reason for not adopting a Code of Ethics as of the date of this report is that prior to becoming an SEC registrant in May 2020 Greenpower was not under any regulatory or legal requirement to adopt a Code of Ethics. Management is undertaking a review of the Company's requirements and obligations in relation to a Code of Ethics with the intent of adopting a Code of Ethics that meets all necessary requirements.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Crowe MacKay has been the principal accountant for the audit of GreenPower's consolidated financial statements.

The following table sets forth information regarding the amount billed and accrued to us by Crowe Mackay for the fiscal years ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Audit fees	$60,500	$45,799
Other fees	19,093	-
Tax fees	2,781	3,268
Total:	$82,374	$49,067

Audit fees includes the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, and reviews of registration statements that incorporate audited annual or interim unaudited statements.

Other fees includes review of registration statements and related filings with the SEC.

Tax fees includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars.

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2020, March 31, 2019 and March 31, 2018

(Expressed in US dollars)

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2020, 2019, and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended March 31, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit and has suffered recurring losses from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada

July 16, 2020

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Financial Position
As at March 31, 2020 and 2019
(Expressed in US Dollars)

	March 31, 2020	March 31, 2019
Assets
Current
Cash and restricted cash (Note 3)	$451,605	$198,920
Accounts receivable (Note 4)	943,812	1,394,689
GST receivable	33,393	99,176
Current portion of finance lease receivables (Note 5)	82,501	21,101
Inventory (Note 6)	6,590,600	5,157,918
Prepaids and deposits	22,083	59,503
	8,123,994	6,931,307
Non-current
Promissory note receivable (Note 7)	384,261	593,547
Finance lease receivables (Note 5)	1,247,790	303,802
Right of use assets (Note 8)	620,191	699,574
Property and equipment (Note 9)	1,739,529	1,692,127
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees (Note 13)	1,045,221	1,643,249
Other assets	1	1
	$13,207,679	$11,910,299
Liabilities
Current
Line of credit (Note 10)	$5,469,944	$4,419,907
Accounts payable and accrued liabilities (Note 19)	1,021,738	731,223
Note payable (Notes 14 and 19)	10,574	268,946
Deferred revenue (Note 16)	426,157	823,904
Current portion of warranty liability (Note 22)	121,944	84,707
Current portion of promissory note payable (Note 15)	58,038	56,895
Current portion of lease liabilities (Note 8)	272,468	194,829
Current portion of loans payable to related parties (Note 19)	-	506,072
	7,380,863	7,086,483
Non-current
Loans payable to related parties (Note 19)	2,700,625	992,835
Convertible debentures (Notes 14 and 19)	2,995,136	2,737,054
Lease liabilities (Note 8)	386,650	523,459
Warranty liability (Note 22)	573,203	251,864
Promissory note payable (Note 15)	346,158	404,240
	14,382,635	11,995,935
Equity (Deficit)
Share capital (Note 11)	16,892,725	12,984,796
Equity portion of convertible debentures (Note 14)	379,506	383,094
Reserves	5,515,639	5,342,510
Accumulated other comprehensive loss	(110,192)	(89,368)
Accumulated deficit	(23,852,634)	(18,706,668)
	(1,174,956)	(85,636)
	$13,207,679	$11,910,299

Nature and Continuance of Operations - Note 1
Events After the Reporting Period - Note 25

Approved on behalf of the Board on July 16, 2020

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2020, 2019, and 2018
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2020	2019	2018

Revenue (Note 21)	$13,500,403	$6,082,561	$3,516,156
Cost of Sales	9,447,578	4,224,419	2,267,765
Gross Profit	4,052,825	1,858,142	1,248,391

Sales, general and administrative costs
Administrative fees (Note 19)	3,710,618	2,144,423	1,231,041
Depreciation (Notes 8 and 9)	578,555	516,208	525,228
Product development costs	973,146	437,208	251,826
Office expense	206,035	241,824	185,847
Professional fees (Note 19)	303,541	324,577	170,153
Sales and marketing (Note 19)	549,750	417,111	404,610
Share-based payments (Notes 12 and 19)	308,106	332,741	744,801
Transportation costs (Note 19)	255,535	263,164	229,637
Travel, accommodation, meals and entertainment (Note 19)	348,524	298,328	315,556
Allowance for credit losses (Note 4)	46,447	-	-
Total sales, general and administrative costs	7,280,257	4,975,584	4,058,699

Loss from operations before interest, accretion and foreign exchange	(3,227,432)	(3,117,442)	(2,810,308)

Interest and accretion	(2,133,824)	(1,400,923)	(563,411)
Foreign exchange gain	439,209	52,445	18,396

Loss from operations for the year	(4,922,047)	(4,465,920)	(3,355,323)

Other item
Write down of assets (Notes 7 and 9)	(223,919)	(78,231)	(28,817)

Loss before income tax	(5,145,966)	(4,544,151)	(3,384,140)

Income tax recovery	-	-	610,000

Loss for the year	(5,145,966)	(4,544,151)	(2,774,140)

Other comprehensive income / (loss)
Cumulative translation reserve	(20,824)	(23,691)	21,314

Total comprehensive loss for the year	$(5,166,790)	$(4,567,842)	$(2,752,826)

Loss per common share, basic and diluted	$(0.05)	$(0.05)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	106,542,125	93,496,658	92,262,206

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity (Deficit)
For the Years ended March 31, 2020, 2019 and 2018

(Expressed in US Dollars)	Share Capital		Equity		Accumulated
	Number of		portion of		other
	Common		convertible		comprehensive	Accumulated
	shares	Amount	debentures	Reserves	gain (loss)	Deficit	Total
Balance, March 31, 2017	91,442,453	$12,144,019	$67,695	$1,358,503	$(86,991)	$(11,305,999)	$2,177,227
Fair value of the equity portion of the convertible debentures	-	-	454,231	-	-	-	454,231
Fair value assigned to the warrants on issuance of convertible debentures	-	-	-	1,863,238	-	-	1,863,238
Tax impact of equity instruments issued with convertible debentures	-	-	(121,000)	(489,000)	-	-	(610,000)
Transaction costs assigned to the warrants on the issuance of Convertible Debentures	-	-	-	(41,639)	-	-	(41,639)
Fair value of stock options exercised	1,495,000	499,136	-	(202,668)	-	-	296,468
Shares issued for conversion of debentures	250,000	43,321	(7,076)	-	-	-	36,245
Share-based payments	-	-	-	744,801	-	-	744,801
Cumulative translation reserve	-	-	-	-	21,314	-	21,314
Net loss for the year	-	-	-	-	-	(2,774,140)	(2,774,140)
Balance, March 31, 2018	93,187,453	12,686,476	393,850	3,233,235	(65,677)	(14,080,139)	2,167,745

Impact of adopting IFRS 15 on April 1, 2018	-	-	-	-	-	(82,378)	(82,378)
Fair value of stock options exercised	670,000	220,502	-	(92,848)	-	-	127,654
Shares issued for conversion of debentures	350,000	77,818	(10,756)	-	-	-	67,062
Share-based payments	-	-	-	332,741	-	-	332,741
Fair value of loan guarantee warrants	-	-	-	1,869,382	-	-	1,869,382
Cumulative translation reserve	-	-	-	-	(23,691)	-	(23,691)
Net loss for the year	-	-	-	-	-	(4,544,151)	(4,544,151)
Balance, March 31, 2019	94,207,453	12,984,796	383,094	5,342,510	(89,368)	(18,706,668)	(85,636)

Shares issued in private placement of units	13,114,754	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(463,411)	-	-	-	-	(463,411)
Shares issued for exercise of warrants	125,000	66,624	-	(18,209)	-	-	48,415
Fair value of stock options exercised	835,044	277,455	-	(116,768)	-	-	160,687
Shares issued for conversion of debentures	125,000	27,261	(3,588)	-	-	-	23,673
Share-based payments	-	-	-	308,106	-	-	308,106
Cumulative translation reserve	-	-	-	-	(20,824)	-	(20,824)
Net loss for the year	-	-	-	-	-	(5,145,966)	(5,145,966)
Balance, March 31, 2020	108,407,251	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2020, 2019 and 2018
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2020	2019	2018
Cash flows from (used in) operating activities
Loss for the year	$(5,145,966)	$(4,544,151)	$(2,774,140)
Items not affecting cash
Allowance for credit losses	46,447	-	-
Depreciation	578,555	516,208	525,228
Share-based payments	308,106	332,741	744,801
Accretion and accrued interest	608,411	469,725	270,256
Amortization of deferred financing fees	619,394	247,975	-
Write down of assets	223,919	78,231	28,817
Foreign exchange gain	(439,209)	(52,445)	(18,396)
Income tax recovery	-	-	(610,000)
Cash flow used in operating activities before changes in non-cash items	(3,200,343)	(2,951,716)	(1,833,434)

Changes in non-cash items:
Accounts receivable	404,430	(1,230,388)	(246,679)
GST receivable	65,783	(83,952)	5,266
Inventory	(2,675,980)	(1,982,729)	(2,236,935)
Prepaids and deposits	37,420	(37,733)	11,015
Promissory note receivable	-	(15,404)	(572,876)
Finance lease receivables	25,020	(324,903)	-
Financing fees	(21,366)	(21,842)	-
Accounts payable and accrued liabilities	290,515	279,330	505,238
Deferred revenue	(397,747)	241,707	358,020
Warranty liability	358,576	213,506	123,065
	(5,113,692)	(5,914,124)	(3,887,320)

Cash flows from (used in) investing activities
Security deposits for right of use assets	-	(20,000)	-
Government grant proceeds	-	319,635	-
Purchase of property and equipment	(161,860)	(120,050)	(365,664)
	(161,860)	179,585	(365,664)

Cash flows from (used in) financing activities
Repayment of loans payable to related parties	(358,873)	(222,334)	(38,084)
Loans from related parties	1,630,668	1,000,427	538,215
Proceeds from line of credit	1,050,037	4,419,907	-
Principal payments on promissory note	(56,939)	(55,774)	(54,629)
Principal payments on lease liabilities	(231,574)	(49,038)	-
Proceeds from private placement of units	4,000,000	-	-
Proceeds from private placements of convertible debentures	-	-	4,522,292
Repayment of note payable and convertible debentures, net of conversion	(276,258)	(259,754)	-
Private placement costs	(463,411)	-	(99,014)
Proceeds from exercise of stock options	160,687	127,654	296,468
Proceeds from exercise of warrants	48,415	-	-
	5,502,752	4,961,088	5,165,248

Foreign exchange on cash	25,485	(34,958)	38,070

Net (decrease) increase in cash and restricted cash	252,685	(808,409)	950,334
Cash and restricted cash, beginning of year	198,920	1,007,329	56,995
Cash and restricted cash, end of year	$451,605	$198,920	$1,007,329

Supplemental Cash Flow Disclosure Note 24.

(The accompanying notes are an integral part of these consolidated financial statements)

Supplemental Cash Flow Disclosure:
		For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Interest paid	$965,548	$683,223	$287,888
Taxes paid	$-	$-	$-
Non-cash investing and financing transactions:
Fair value assigned to warrants	$-	$1,869,382	$1,863,238
Fair value of stock options exercised	$116,768	$92,848	$202,668
Fair value of the equity portion of convertible debentures	$-	$-	$454,231
Accretion on promissory note receivable	$39,019	$36,009	$208,013
Right of use asset acquired	$172,404	$767,326	$-
Assets transferred (to) from Inventory to (from) Property and equipment	$212,890	$70,899	$(594,481)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were authorized by the Board of Directors on July 16, 2020.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. At March 31, 2020, the Company had working capital of $743,131 and an accumulated deficit of $23,852,634. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. We have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements for the years ended March 31, 2020, March 31, 2019, and March 31, 2018 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-20	31-Mar-19	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding Company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus Sales and leasing
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(c) Financial instruments (continued)

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

The Company has issued convertible debentures that can be converted into shares of the Company at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the consideration received is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

When the Company extinguishes convertible debentures before maturity through early redemption or repurchase where the conversion option is unchanged, the Company allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of settlement. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with the method used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued. The amount of gain or loss relating to the early redemption or repurchase of the liability component is recognized in profit or loss. The amount of consideration relating to the    equity component is recognized in equity.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2020, and March 31, 2019.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2020, and March 31, 2019, the Company did not have any derivative financial assets or liabilities.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(c) Financial instruments (continued)

iii.  FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2020, and March 31, 2019.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the year ended March 31, 2020, the company recognized an allowance for credit losses of $46,477 (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2020 the company recognized an impairment of $223,919 on its promissory note receivable (Note 7).

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2020, and March 31, 2019 the Company had no cash equivalents.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer.  Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. The Company also has not historically, but may in the future, earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

GreenPower Motor Company Inc. changed its functional currency from the Canadian dollar to the US dollar effective April 1, 2019 due to the significant US dollar denominated liabilities of the Company, the significant amount of financing raised that is denominated in US$, the significant portion of the Company's expenses denominated in US$, and the expectation that all of these factors are expected to increase over time. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2020. San Joaquin Valley Equipment Leasing, Inc. changed its functional currency from the Canadian dollar to the US dollar during the year ended March 31, 2019. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2019.

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method

Computers	3 years, straight line method

EV equipment	3 years, straight line method

Furniture	7 years, straight line method

Automobile	10 years, straight line method

Leased asset	12 years, straight line method

Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2020, March 31, 2019 and March 31, 2018 the Company recorded $463,411, $nil, and $nil respectively in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares (Note 11).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 8) from 7 years to 12 years. For the year ended March 31, 2019 this change reduced the Company's depreciation expense by $19,537. The carrying value of diesel and electric buses was $622,833 as at March 31, 2019 using an estimated useful life of 12 years, and the carrying value of diesel and electric buses would have been $603,296 with an estimated life of 7 years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Critical accounting judgments

i. The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;

ii. The determination of the functional currency of each entity within the consolidated Company;

iii. The Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units.  The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Provisions and contingent liabilities

Provisions  are  recognized  when  present  obligations  as  a  result  of  a  past  event  will  probably  lead  to  an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and  uncertainties  associated  with  the  present  obligation.  Provisions  are  discounted  when  the  time  value  of money is significant.

(r) Leases

Effective April 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at April 1, 2018. Comparative amounts up to March 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(r) Leases (continued)

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset.  If this is the case, then the lease is a finance lease; if not, then it is an operating lease.  As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at April 1, 2018. The following table summarizes the Right of Use Assets of the Company for the year ended March 31,2019:

Right of Use Assets, March 31, 2018	$-
Additions to Right of Use Assets during the year	787,326
Depreciation during the year	(87,752)
Right of Use Assets, March 31, 2019	$699,574

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(r) Leases (continued)

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 5). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

(s) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IAS 23 Borrowing Costs

The amendment to IAS 23 Borrowing Costs clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendment to IAS 23 Borrowing Costs did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2020.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2020 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Restricted Cash

The Company has a restricted cash balance of $151,909 (2019 - $151,886) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2020 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $46,447 as at March 31, 2020 (2019 - $nil) is warranted.

5. Finance Lease Receivables

Greenpower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2020 the Company had a total of 25 (2019 - 1) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (2019 - 2) vehicles on lease that were determined to be operating leases. During the year ended March 31, 2020, the Company entered into 8 finance leases for vehicles where SJVEL subsequently entered into a mutual release agreement with the lessee after which the vehicles were sold to a third party. For operating leases, lease payments are recognized in revenue when earned.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

5. Finance Lease Receivables (continued)

For the year ended March 31, 2020, selling profit on finance leases was $865,009 (2019 - $102,155, 2018 - nil). The following table shows changes in Finance Lease Receivables during the years ended March 31, 2020 and 2019:

	For the years ended
	March 31, 2020	March 31, 2019
Finance lease receivable, beginning of period	$324,903	$-
Net investment recognized	1,030,408	329,090
Lease payments received	(87,703)	(4,274)
Interest income recognized	62,683	87

Finance lease receivable, end of period	$1,330,291	$324,903

Current portion of Finance Lease Receivable	$82,501	$21,101

Long Term Portion of Finance Lease Receivable	$1,247,790	$303,802

Payments to be received on Finance Lease Receivables (undiscounted):

Year 1	$208,104
Year 2	236,715
Year 3	378,298
Year 4, including unguaranteed residual	685,449
Year 5, including unguaranteed residual	51,281
Remainder, including unguaranteed residual	175,997
less: amount representing interest income	(405,550)
Finance Lease Receivable	$1,330,291

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

6. Inventory

The following is a listing of inventory as at March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019

Work in Process	$2,812,935	$5,107,918
Finished Goods	3,777,665	50,000

Total	$6,590,600	$5,157,918

7.   Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first-priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position.  The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company has evaluated the carrying value of the promissory note receivable as at March 31, 2020 in accordance with IFRS 9 and determined there was a significant increase in credit risk. The Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a write down of the asset of CDN$297,883 or $223,919 as at March 31, 2020 is warranted.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

8.   Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2020 was $620,191 (March 31, 2019 $699,574). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2020 the Company incurred interest expense of $56,614 (2019 - $25,199) on the Lease Liabilities, recognized depreciation expense of $251,787 (2019 - $87,752) on the Right of Use Assets and made total rental payments of $288,188 (2019 - $74,237). Additions to Right of Use Assets during the year was $172,404 (2019 - $787,326).

For one of the leases there is an option to extend the lease for a further 36 months. As at March 31, 2020, GreenPower has not committed to additional leases that begin after the year-end.

	March 31, 2020	March 31, 2019
Right of Use Assets, beginning of year	$699,574	$-
Additions	172,404	787,326
Depreciation	(251,787)	(87,752)

Right of Use Assets, end of year	$620,191	$699,574

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

Year 1	$311,900
Year 2	284,363
Year 3	122,420
less amount representing interest expense	(59,565)
Lease liability	$659,118
Current portion of lease liabilities	$272,468
Long term portion of lease liabilities	$386,650

Payments on two leases that were classified as short-term leases totaled $48,942 ($2019 - 83,962) for the year and were recognized in office expense.  In August 2019, one of these leases was renewed for a term of three years and at that point was accounted for as a right of use asset, and one lease is scheduled to terminate during the year ended March 31, 2021. The one lease that is scheduled to terminate during the year ended March 31, 2021 has remaining minimum lease payments of $8,591.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

9.  Property and Equipment

The following is a summary of activities for the years ended March 31, 2020 and March 31, 2019:

Cost	Computers	Furniture	Automobiles	Diesel Bus	Demonstration Electric Buses	Leased Asset	EV Equipment	Land	Leasehold Improvements	Total

Balance, March 31, 2018	$6,721	$23,818	$51,283	$45,982	$1,611,359	$-	$628,631	$740,445	$-	$3,108,239
Additions	6,701	12,643	-	-	-	-	13,032	53,986	33,688	120,050
Transfers from/(to) inventory	-	-	-	70,899	(1,290,636)	1,290,636	-	-	-	70,899
Government grant reduction	-	-	-	-	-	(319,635)	-	-	-	(319,635
Write off of asset	-	-	-	(115,243)	-	-	-	-	-	(115,243
Foreign exchange translation	694	(947)	-	(1,638)	-	-	-	-	-	(1,891
Balance, March 31, 2019	14,116	35,514	51,283	-	320,723	971,001	641,663	794,431	33,688	2,862,419
Additions	38,112	8,121	42,973	-	-	-	50,040	6,286	16,328	161,860
Transfers from/(to) inventory	-	-	-	-	511,740	(298,850)	-	-	-	212,890
Foreign exchange translation	(379)	(577)	-	-	-	-	-	-	-	(956
Balance, March 31, 2020	$51,849	$43,058	$94,256	$-	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213

Depreciation and impairment losses

Balance, March 31, 2018	$5,460	$6,806	$8,353	$31,810	$469,099	$-	$258,171	$-	$-	$779,699
Transfers	-	-	-	-	(571,235)	571,235	-	-	-	-
Depreciation	2,052	4,884	5,128	6,335	172,439	27,353	207,232	-	3,033	428,456
Write off of asset	-	-	-	(37,012)	-	-	-	-	-	(37,012
Foreign exchange translation	569	(287)	-	(1,133)	-	-	-	-	-	(851
Balance, March 31, 2019	8,081	11,403	13,481	-	70,303	598,588	465,403	-	3,033	1,170,292
Depreciation	9,223	5,604	6,645		79,320	41,084	172,881		12,011	326,768
Transfers	-	-	-	-	14,052	(14,052)	-	-	-	-
Foreign exchange translation	(380)	4	-	-	-	-	-	-	-	(376
Balance, March 31, 2020	$16,924	$17,011	$20,126	$-	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684

Carrying amounts

As at March 31, 2018	$1,261	$17,012	$42,930	$14,172	$1,142,260	$-	$370,460	$740,445	$-	$2,328,540

As at March 31, 2019	$6,035	$24,111	$37,802	$-	$250,420	$372,413	$176,260	$794,431	$30,655	$1,692,127

As at March 31, 2020	$34,925	$26,047	$74,130	$-	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

9.  Property and Equipment (continued)

During the year ended March 31, 2020 the Company transferred two EV Stars from inventory that are being used for demonstration and testing purposes.

During the year ended March 31, 2019, the Company wrote down the value of two diesel buses from $78,231 to $nil, leased one EV 350 to a customer for a period of 3 years which was determined to be an operating lease and leased one EV 250 to a customer for a period of 7 years which was determined to be a finance lease (Note 5). The EV 250 was previously held in inventory. The carrying value of electric buses was reduced by $319,635 to reflect the Company's receipt of government grants for two EV 350s.

10. Line of Credit

As at March 31, 2020 the Company's Line of Credit had a credit limit of up to $8,000,000 (2019 - $5,000,000). The line of Credit had a limit of $2,000,000 at September 30, 2018, which was increased to a limit of US $5,000,000 during the quarter ended December 31, 2018, and was increased to a credit limit of up to $8,000,000 during the quarter ended March 31, 2020. The Line of Credit bears interest at the bank's US Base Rate (March 31, 2020 - 3.75%, March 31, 2019 - 6% ) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, and the bank approved a temporary reduction in the current ratio to 1.0:1 as at March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of March 31, 2020 the credit limit on the Company's Line of Credit was $7,207,000, and funds available under the line of credit were approximately $1,737,000.

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the year ended March 31, 2020 the Company issued a total of 14,199,798 shares pursuant to the exercise of 835,044 options, the exercise of 125,000 warrants, conversion of debentures for 125,000 shares and 13,114,754 shares issued in a private placement of unit securities during May 2019.

During May 2019 the Company completed a private placement of units for gross proceeds of $4.0 million. Under the offering the Company sold 13,114,754 units at a price of $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant (Note 13). Each full warrant is exercisable into one share for a period of four years at an exercise price of $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

11. Share Capital (continued)

During the year ended March 31, 2019, the Company issued a total of 1,020,000 shares pursuant to the exercise of 670,000 stock options and conversion of debentures for 350,000 shares. During the year ended March 31, 2018, the Company issued a total of 1,745,000 shares pursuant to the exercise of 1,495,000 stock options and conversion of debentures for 250,000 shares.

As at March 31, 2020, March 31, 2019 and March 31, 2018, the Company had no shares held in escrow.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies.  Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 10,440,790 shares (the "2016 Plan").

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 10,440,790 to 13,656,367. On May 4, 2018, the number available for issuance was further increased to 14,909,992.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

12. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2020:

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2019	Granted	Exercised	Forfeited	March 31, 2020
December 23, 2019	$0.25	2,934,717	-	(635,044)	(2,299,673)	-
March 25, 2020	$0.25	200,000	-	(200,000)	-	-
May 26, 2020	$0.60	150,000	-	-	-	150,000
July 10, 2020	$0.55	50,000	-	-	-	50,000
February 4, 2021	$0.35	500,000	-	-	(100,000)	400,000
May 6, 2021	$0.35	530,000	-	-	(10,000)	520,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	665,000	-	-	(208,000)	457,000
May 26, 2022	$0.60	200,000	-	-	(200,000)	-
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	235,000	-	-	(60,000)	175,000
May 4, 2023	$0.50	630,000	-	-	(100,000)	530,000
November 30, 2023	$0.43	350,000	-	-	-	350,000
February 12, 2024	$0.50	650,000	-	-	(100,000)	550,000
January 30, 2022	$0.37	-	175,000	-	-	175,000
January 30, 2025	$0.37	-	2,235,000	-	-	2,235,000
Total outstanding		8,632,217	2,410,000	(835,044)	(3,077,673)	7,129,500
Total exercisable		6,883,717				4,408,250
Weighted Average
Exercise Price (CDN$)		$0.45	$0.37	$0.25	$0.33	$0.50
Weighted Average Remaining Life						3.0 years

1.  150,000 options exercisable at CAD $0.60 per share expired unexercised on May 26, 2020 and 50,000 options exercisable at CAD $0.55 per share expired unexercised on July 10, 2020.

As at March 31, 2020, there were 3,711,225 options available for issuance under the 2019 Plan.

During the twelve-month period ended March 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $308,106. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On January 30, 2020, the Company granted:

- 1,650,000 options to directors and officers with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of five years.

- 585,000 options to employees with an exercise price of CDN$0.37 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 125,000 options to a consultant with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months, and with a term of two years.

- 50,000 options to a consultant (IR provider) with an exercise price of CDN$0.37 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of two years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

12. Stock Options (continued)

The Company had the following incentive stock options granted under its Plan and 2016 Plan that are issued and outstanding at March 31, 2019:

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2018	Granted	Exercised	Forfeited	March 31, 2019
July 3, 2018	$0.40	50,000	-	-	(50,000)	-
July 3, 2018	$0.25	750,000	-	(50,000)	(700,000)	-
September 1, 2018	$0.25	20,000	-	(20,000)	-	-
December 23, 2019	$0.25	275,000	-	-	-	275,000
December 23, 2019	$0.25	2,984,717	-	(600,000)	-	2,384,717
December 23, 2019	$0.25	300,000	-	-	(25,000)	275,000
July 10, 2020	$0.55	50,000	-	-	-	50,000
March 25, 2020	$0.25	200,000	-	-	-	200,000
May 26, 2020	$0.60	150,000	-	-	-	150,000
February 4, 2021	$0.35	500,000	-	-	-	500,000
May 6, 2021	$0.35	530,000	-	-	-	530,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	715,000	-	-	(50,000)	665,000
May 26, 2022	$0.60	200,000	-	-	-	200,000
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	235,000	-	-	-	235,000
May 4, 2023	$0.50	-	630,000	-	-	630,000
November 20, 2023	$0.43	-	350,000	-	-	350,000
February 12, 2024	$0.50		650,000			650,000
Total outstanding		8,497,217	1,630,000	(670,000)	(825,000)	8,632,217
Total exercisable		7,003,717				6,883,717
Weighted Average
Exercise Price (CDN$)		$0.41	$0.48	$0.25	$0.29	$0.45
Weighted Average Remaining Life						2.3 years

During the year ended March 31, 2019, the Company incurred share-based compensation expense with a measured fair value of $332,741. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 4, 2018, the Company granted:

- 500,000 options to directors with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 130,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

12. Stock Options (continued)

On November 30, 2018 the Company granted 350,000 options to the Chief Financial Officer with an exercise price of CDN$0.43 per share which vest 25% after 4 months, 25% after year 1 and 50% after year 2, and with a term of 5 years.

On February 12, 2019 the Company granted:

- 600,000 options to directors and an officer of the Company with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 50,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

The Company had the following incentive stock options granted under its Plan and 2016 Plan that were issued and outstanding at March 31, 2018:

		Incentive Stock Options

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2017	Granted	Exercised	Forfeited	March 31, 2018
April 25, 2017	$0.82	25,000	-	-	(25,000)	-
July 3, 2017	$0.25	45,000	-	(45,000)	-	-
February 22, 2018	$0.25	250,000	-	(250,000)	-	-
July 3, 2018	$0.40	150,000	-	(100,000)	-	50,000
July 3, 2018	$0.25	750,000	-	-	-	750,000
September 1, 2018	$0.25	20,000	-	-	-	20,000
December 23, 2019	$0.25	375,000	-	(100,000)	-	275,000
December 23, 2019	$0.25	3,884,717	-	(900,000)	-	2,984,717
December 23, 2019	$0.25	300,000	-	-	-	300,000
July 10, 2020	$0.55	-	50,000	-	-	50,000
March 25, 2020	$0.25	200,000	-	-	-	200,000
May 26, 2020	$0.60	-	150,000	-	-	150,000
September 1, 2020	$0.25	100,000	-	(100,000)	-	-
February 4, 2021	$0.35	500,000	-	-	-	500,000
May 6, 2021	$0.35	530,000	-	-	-	530,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	715,000	-	-	-	715,000
May 26, 2022	$0.60	-	200,000	-	-	200,000
May 26, 2022	$0.75	-	1,037,500	-	-	1,037,500
December 18, 2022	$0.45	-	260,000	-	(25,000)	235,000
Total outstanding		8,344,717	1,697,500	(1,495,000)	(50,000)	8,497,217
Total exercisable		6,272,217				7,003,717
Weighted Average
Exercise Price (CDN$)		$0.33	$0.67	$0.26	$0.65	$0.41
Weighted Average Remaining Life						2.5 years

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

12. Stock Options (continued)

During the year ended March 31, 2018, the Company incurred share-based compensation expense to employees, advisors, and directors with a measured fair value of $744,801. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 26, 2017, the Company granted:

- 1,037,500 options to Directors with an exercise price of CDN$0.75 per share with a term of 5 years.  The options fully vest on the grant date.

- 100,000 options to an advisor with an exercise price of CDN$0.60 per share with a term of 3 years.  The options fully vest on the grant date.

- 200,000 options to an employee with an exercise price of CDN$0.60 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 50,000 options to a consultant (IR provider) with an exercise price of CDN$0.60 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

On July 10, 2017, the Company granted 50,000 stock options to a consultant (IR provider). The options have an exercise price of CDN$0.55 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

On December 18, 2017, the Company granted 260,000 stock options to employees and a consultant. The options have an exercise price of CDN$0.45 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

The weighted average share price on the exercise dates was CDN $0.41 (2019 - CDN $0.49, 2018-CDN $0.50).

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2020	March 31, 2019	March 31, 2018
Share price on grant date	CDN$0.37	CDN$0.47	CDN$0.56
Exercise price	CDN$0.37	CDN$0.48	CDN$0.57
Risk-free interest rate	1.35%	1.31%	1.07%
Expected life of options	5 years	5 years	5 years
Annualized volatility (1)	73%	100%	100%
Dividend rate	n/a	n/a	n/a
(1) Expected volatility was determined by reference to historical volatility.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

13. Warrants

As at March 31, 2020 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2019	Issued	Exercised	Expired	March 31, 2020
May 17, 2020 ¹	CDN $0.75	2,922,200	-	-	-	2,922,200
May 31, 2020 ¹	CDN $0.75	384,500	-	-	-	384,500
October 17, 2020	CDN $1.10	311,497	-	-	-	311,497
June 29, 2021	CDN $0.65	4,400,000	-	-	-	4,400,000
September 25, 2021	CDN $0.50	3,690,000	-	-	-	3,690,000
October 12, 2021	CDN $0.50	5,550,000	-	(125,000)	-	5,425,000
March 14, 2022	CDN $0.60	4,800,000	-	-	-	4,800,000
May 6, 2023	USD $0.3811	-	6,065,568	-	-	6,065,568
May 8, 2023	USD $0.3811	-	491,803	-	-	491,803
Total outstanding		22,058,197	6,557,371	(125,000)	-	28,490,568
Weighted Average
Exercise Price (CDN$)		$0.60	$0.54	$0.50	NA	$0.58
Weighted Average Life						1.7 years

1.  2,922,200 warrants exercisable at CDN $0.75 per share expired unexercised on May 17, 2020 and 384,500 warrants exercisable at CDN $0.75 per share expired unexercised on May 31, 2020.

During May 2019 the Company issued 6,557,371 warrants as part of a private placement of 13,114,754 units for gross proceeds of $4.0 million (Note 11). Under the offering the Company sold 13,114,754 Units at a price of $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of $0.3811 per share, and the warrants contain terms whereby if the share price is above CDN $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

As at March 31, 2019, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2018	Issued	Exercised	Expired	March 31, 2019
October 1, 2018	$0.25	400,000	-	-	(400,000)	-
December 10, 2018	$1.00	250	-	-	(250)	-
December 16, 2018	$1.00	153,928	-	-	(153,928)	-
May 17, 2020	$0.75	2,922,200	-	-	-	2,922,200
May 31, 2020	$0.75	384,500	-	-	-	384,500
October 17, 2020*	$1.10	342,270	-	-	(30,773)	311,497
June 29, 2021	$0.65	-	4,400,000	-	-	4,400,000
September 25, 2021	$0.50	3,690,000	-	-	-	3,690,000
October 12, 2021	$0.50	5,550,000	-	-	-	5,550,000
March 14, 2022	$0.60	-	4,800,000			4,800,000
Total outstanding		13,443,148	9,200,000	-	(584,951)	22,058,197
Weighted Average
Exercise Price (CDN$)		$0.60	$0.62	$-	$0.70	$0.60
Weighted Average Life						2.3 years

 *The TSX Venture exchange consented to and amendment of the October 16, 2016 warrant issuance. The expiry date was extended to October 17, 2020 and exercise price was reduced to $1.10 per share.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

13. Warrants (continued)

In November 2018, 4,400,000 warrants were issued to two directors of the Company in consideration for guarantees offered by each of the two directors providing guarantees in support of the Company's Line of Credit (Note 10). The warrants are exercisable into one common share of the Company at a price of $0.65 per share and expire on June 29, 2021 and had a calculated fair value of $948,640 (CDN $1,232,016). In March 2019 the Company agreed to issue 4,800,000 warrants to two Directors of the Company in consideration for additional guarantees offered by the two directors in support of an increase in the Company's Line of Credit (Note 10). The warrants are exercisable at an exercise price of CDN $0.60 per share and expire on March 14, 2022 and had a calculated fair value of $920,742 (CDN $1,229,378). The fair value of the warrants issued to the two directors is recognized under deferred financing fees in the Company's Statement of Financial Position and will be recognized in earnings over the 3-year term of the warrants, to approximate the estimated life of the benefits from the financing fees.

The following table summarizes deferred financing fees for the years ended March 31, 2020 and March 31, 2019:

	March 31, 2020	March 31, 2019
Deferred Financing Fees, beginning of year	$1,643,249	$-
plus: Deferred Financing Fees Incurred During the Year	21,366	1,891,224
less: Amortization of Deferred Financing Fees	(619,394)	(247,975)
Deferred Financing Fees, end of year	$1,045,221	$1,643,249

During the year ended March 31, 2019, 584,951 warrants expired unexercised or were otherwise forfeited.

As at March 31, 2018, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price (CDN$)	March 31, 2017	Granted	Exercised	Expired	March 31, 2018
October 1, 2018	$ 0.25	400,000	-	-	-	400,000
October 17, 2018	$1.10 - $1.50	342,270	-	-	-	342,270
December 10, 2018	$0.75 - $1.00	250	-	-	-	250
December 16, 2018	$0.75 - $1.00	153,928	-	-	-	153,928
May 17, 2020	$ 0.75	-	2,922,200	-	-	2,922,200
May 31, 2020	$ 0.75	-	384,500	-	-	384,500
September 25, 2021	$ 0.50	-	3,690,000	-	-	3,690,000
October 12, 2021	$ 0.50	-	5,550,000	-	-	5,550,000
Total outstanding		896,448	12,546,700	-	-	13,443,148
Weighted Average
Exercise Price (CDN$)		$0.66	$0.57	$-	$-	$0.60
Weighted Average Life						3.0 years

In May 2017, there were 3,306,700 warrants issued with a fair value of $516,046 as a result of the issuance of Convertible Debentures (Note 14).  The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $7,390.

In September 2017, 3,690,000 warrants were issued with a fair value of $538,002 as a result of the issuance of Convertible Debentures (Note 14). The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $4,153.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

13. Warrants (continued)

In October 2017, 5,550,000 warrants were issued with a fair value of $809,190 as a result of the issuance of Convertible Debentures (Note 14). The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $30,096.

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants granted in the years ended March 31, 2019 and March 31, 2018:

	March 31, 2019	March 31, 2018
Exercise price	CDN $0.624	CDN $0.57
Share price on grant date	CDN $0.47	CDN $0.43
Risk-free interest rate	2.85%	1.46%
Expected life of warrants	3.0 years	1.87 years
Annualized volatility(1)	100%	100%
Dividend rate	n/a	n/a

(1) Expected volatility was determined by reference to historical volatility of similar entities following a comparable period of lives.

14. Convertible Debentures

As at March 31, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years, other than the December 11, 2015 issuance, which had a term of 3 years and matured on December 11, 2018. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%. The table below lists the convertible debenture values and conversion prices in CDN$, and as at March 31, 2020 the CDN$/US$ exchange rate was $0.7049.

Issue Date	Amount (CDN$)	Converted Amount (CDN$)	Matured Amount (CDN$)	Outstanding Amount (CDN$)	Conversion Price (CDN$)	Shares on Conversion
Dec 11, 2015	777,000	(60,000)	(717,000)	_-	-	-
May 17, 2017	1,900,000	-	-	1,900,000	0.65	2,923,077
May 31, 2017	250,000	-	-	250,000	0.65	384,615
Sep 25, 2017	1,476,000	-	-	1,476,000	0.40	3,690,000
Oct 12, 2017	2,220,000	(250,000)	-	1,970,000	0.40	4,925,000
Total	6,623,000	(310,000)	(717,000)	5,596,000		11,922,692

$CDN	May 17 & 31, 2017	Sep 25, 2017	Oct 16, 2017
Proceeds bifurcated to carrying value of the loan	$1,169,370	$660,360	$938,557
Proceeds bifurcated to equity	247,744	139,904	198,843
Transaction costs related to the Debentures	30,789	11,536	83,600
Fair value assigned to the issuance of warrants	702,097	664,200	999,000
Proceeds on issuance of Convertible Debentures	$2,150,000	$1,476,000	$2,220,000

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

14. Convertible Debentures (continued)

On July 19, 2019 CDN$50,000 worth of debentures (issued on October 16, 2017) were converted into 125,000 common shares with a conversion price of CDN$0.40.

On February 27, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares with a conversion price of CDN$0.40.

On June 18, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares at a conversion price of CDN$0.40.

On December 11, 2018, the convertible debentures issued on December 11, 2015, with a remaining balance prior to maturity of CDN $717,000 matured. Prior to maturity, CDN $40,000 worth of debentures from this series were converted into 100,000 common shares at a conversion price of CDN $0.40 per share. CDN $37,000 of the debentures were repaid during December 2018. The remaining balance of CDN $680,000 was transferred to a Note Payable, CDN $300,000 of which was repaid during January 2019 and CDN $365,000 was repaid during the year ended March 31, 2020. The Note Payable accrued interest at 12% per annum.

During the year ended March 31, 2020, the Company paid interest of $343,722 (March 31, 2019 - $393,043, and March 31, 2018 - $276,957) and recognized accretion of $548,882 (March 31, 2019 - $469,725, March 31, 2018 - $275,523) related to its issued and outstanding convertible debentures.

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

A summary of the remaining principal payments until maturity of the promissory note are as follows:

Principal Payments
Year 1	$58,038
Year 2	346,158

Total	$404,196

Current portion	(58,038)

Long-term portion	$346,158

During the year ended March 31, 2020, the Company incurred $8,621 (March 31, 2019 - $9,788 and March 31, 2018 - $10,931) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

16. Deferred Revenue

The Company recorded Deferred Revenue of $426,157 for invoices issued to a customer for the sale of all-electric buses which were not delivered as at March 31, 2020 (March 31, 2019 - $823,904).

	March 31, 2020	March 31, 2019
Deferred revenue, beginning of year	$823,904	$582,197
Additions to deferred revenue during the period	252,443	2,872,841
Deposits returned	(335,000)	-
Revenue recognized from deferred revenue during the period	(303,353)	(2,631,134)
FX Changes	(11,837)	-

Deferred revenue, end of year	$426,157	$823,904

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2020 the Company recognized an allowance for credit losses of $46,447 against its accounts receivable (Note 4), and wrote down the promissory note receivable by $223,919 (Note 7).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

17. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2020, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$8,984
Accounts Receivable	$72,361
Promissory Notes Receivable	$650,000
Accounts Payable and Accrued Liabilities	$(237,994)
Loans Payable to Related Parties	$(3,276,895)
Convertible Debentures	$(5,596,000)
Note Payable	$(15,000)

The CDN/USD exchange rate as at March 31, 2020 was $0.7049 (March 31, 2019 - $0.74895). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $592,000 to other comprehensive income/loss.

18. Capital Management

The Company is actively engaged in selling its electric vehicles and expanding its business however the company has not achieved profitability to date. The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes and convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. There was no change to the Company's approach to capital management during the year. The Company is subject to externally imposed capital requirements with respect to its line of credit (note 10). In May 2019 the Company completed a brokered private placement of units for gross proceeds of approximately $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Subject to market conditions and other factors the Company intends to raise additional capital in the future to fund and grow its business for the benefit of shareholders.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

19. Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Year Ended
	March 31, 2020	March 31, 2019	March 31, 2018

Salaries and Benefits (1)	$455,067	$289,840	$225,000
Consulting fees (2)	263,750	382,875	293,400
Accommodation (3)	762	49,895	64,085
Truck and Trailer Rentals (4)	98,943	140,722	144,807
Options Vested (5)	240,996	252,804	571,130
Total	$1,059,518	$1,116,136	$1,298,422

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company that the Chairman of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the Chairman and CEO and the former CEO of GreenPower are officers and directors. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2020 included $71,697 (March 31, 2019 - $38,768, March 31, 2018 - $57,755) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

Note payable as at March 31, 2020 includes $nil (March 31, 2019 - $172,259) owed to a company beneficially owned by the Chairman of the Company.

As at March 31, 2020, two companies beneficially owned by the Chairman and CEO of the Company had loans outstanding to the Company with a total value of CDN $3,185,000 and USD $120,000 (2019 - CDN $1,430,000 and USD $120,000). These loans were renewals of all outstanding loans to the two companies beneficially owned by the CEO and Chairman on December 30, 2019 and have a maturity date that is the earlier of (i) the date that the GreenPower completes an equity financing of more than Five Million Dollars ($5,000,000) (ii) from receipt of proceeds on the sale of buses in excess of Ten Million Dollars ($10,000,000) or (iii) April 15, 2021, and bear interest at a rate of 12.0% per annum. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

19. Related Party Transactions (continued)

During the year ended March 31, 2020, there were $586,932 (March 31, 2019 - $222,334) of shareholder loan repayments and related accrued interest, and $1,823,771 (March 31, 2019 - $1,000,427) of shareholder loan advances. Shareholder loan advances were made by the Company's CEO and Chairman to fund the ongoing operations and working capital requirements of the Company.

Loans payable to related parties of $2,700,625 (March 31, 2019 - $1,498,907) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share that expire on June 29, 2021 and 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share that expire on March 14, 2022.

The outstanding balance of unconverted convertible debentures at March 31, 2020 (Note 14), includes CDN$3,125,000 (March 31, 2019 - CDN$3,075,000) principal balance owed to officers, directors and companies controlled by directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2020, March 31, 2019 and March 31, 2018 was 27.00%, 27.00% and 26.25% respectively.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Combined statutory tax rate	27.00%	27.00%	26.25%
Expected income tax expense (recovery)	$(1,389,411)	$(1,226,922)	$(888,337)
Items not deductible for tax purposes	378,391	124,866	193,900
Difference in tax rate in other jurisdictions	(68,861)	(63,785)	(124,699)
Effect of change in tax rates	(31)	180,534	(52,391)
Expiry of loss carryforwards	40,079	57,656	-
Unrecognized (recognized) loss carryforwards	1,039,833	927,651	261,527
Deferred income tax expense (recovery)	$-	$-	$(610,000)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

20. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2020 and March 31, 2019 are summarized below:

	As at
Deferred income tax assets	March 31, 2020	March 31, 2019
Non-capital loss carry-forwards	$4,563,405	$3,733,613
Investment in subsidiary	88,653	94,196
Accounts, finance lease, and promissory note receivables	(180,759)	(82,399)
Capital assets	536,535	431,695
Resource properties	-	39,932
Right of use assets and lease liabilities	17,585	11,551
Warranty provision	200,496	98,279
Convertible debentures	(255,418)	(424,348)
Other carryforward balances	(7,150)	(3,205)
Share issue costs	112,060	23,617
Unrecognized deferred tax assets	(5,075,407)	(3,922,931)
Net deferred income tax asset (liability)	$-	$-

As at March 31, 2020 and March 31, 2019 the Company has approximately $7,666,000 and $7,043,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2020 and March 31, 2019 the Company has approximately $8,467,000 and $6,139,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States.  The losses in Canada and United States expire between 2030 and 2040 if unused.  The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the year ended March 31, 2020, the Company was economically dependent on four (2019 - one, 2018 - two) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 86% (2019: 80%, 2018: 100%) of sales.

The Company's revenues allocated by segment for the years ended March 31, 2020, 2019 and 2018 is summarized in the following table. Included in Vehicle sales revenue for the year ended March 31, 2020 is $4,197,850 (2019 - $622,420; 2018 - $nil) received from government grants.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

21. Segmented Information and Other Additional Disclosures (continued)

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018

Vehicle Sales	$10,438,713	$5,781,853	$3,431,211
Revenue from operating and finance leases	2,920,719	264,699	-
Accretion on promissory note	39,019	36,009	4,779
Rental income	-	-	80,166
Service revenue	33,577	-	-
Finance income	68,375	-	-

Total	$13,500,403	$6,082,561	$3,516,156

The Company's revenues allocated by geography for the years ended March 31, 2020, 2019 and 2018 is as follows:

		For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018

United States of America	$13,461,384	$6,046,552	$1,647,556
Canada	39,019	36,009	1,868,600

Total	$13,500,403	$6,082,561	$3,516,156

As at March 31, 2020 and March 31, 2019 the majority of the Company's consolidated non-current assets, being property and equipment, and finance lease receivable are located in the United States.

GreenPower incurred salaries and benefits of $3,262,331 for the year ended March 31, 2020 (2019 - $1,909,196, 2018 - $1,271,673). These costs were allocated to the following expense categories, and to cost of sales, for each of these periods:

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018

Administrative Fees	$3,128,304	$1,778,178	$1,053,123
Product development costs	-	-	76,340
Sales and marketing	30,000	120,000	75,000
Cost of sales	104,027	11,018	67,210

Total	$3,262,331	$1,909,196	$1,271,673

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

22.   Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract.  Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims.  It is expected that some of these costs will be incurred in the 2021 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	For the Years Ended
	March 31, 2020	March 31, 2019

Opening balance	$336,571	$123,065
Warranty additions	462,370	215,786
Warranty disbursements	(100,078)	-
Foreign exchange translation	(3,716)	(2,280)
Total	$695,147	$336,571

Current portion	$121,944	$84,707
Long term portion	573,203	251,864
Total	$695,147	$336,571

23. Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia, and a company for which the prior CEO and Director of the Company is a director has filed a claim against the Company in the State of California. The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

24. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Interest paid	$965,548	$683,223	$287,888
Taxes paid	$-	$-	$-
Non-cash investing and financing transactions:
Fair value assigned to warrants	$-	$1,869,382	$1,863,238
Fair value of stock options exercised	$116,768	$92,848	$202,668
Fair value of warrants exercised	$18,209	$-	$-
Fair value of the equity portion of convertible debentures	$-	$-	$454,231
Accretion on promissory note receivable	$39,019	$36,009	$208,013
Right of use asset acquired	$172,404	$767,326	$-
Assets transferred (to) from Inventory to (from) Property and equipment	$212,890	$70,899	$(594,481)

 The following changes in liabilities arose from financing activities during the year ended March 31, 2020:

		Cash flows			Non cash changes
						Recognize
	31-Mar-19	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-20
Loans payable to related parties	$1,498,907	$1,823,771	$(453,428)	$-	$-	$-	$(168,625)	$2,700,625
Promissory note payable	461,135	-	(56,939)	-	-	-	-	404,196
Note payable	268,946	-	(276,258)	-	-	-	17,886	10,574
Convertible debentures	2,737,054	-		(23,673)	548,882	-	(267,127)	2,995,136
Lease liabilities	718,288	-	(231,574)	-	-	172,404	-	659,118

	$5,684,330	$1,823,771	$(1,018,199)	$(23,673)	$548,882	$172,404	$(417,866)	$6,769,649

The following changes in liabilities arose from financing activities during the year ended March 31, 2019:

		Cash flows			Non cash changes
						Recognize
	31-Mar-18	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-19
Loans payable to related parties	$756,241	$1,000,427	$(222,334)	$-	$-	$-	$(35,427)	$1,498,907
Promissory note payable	516,909	-	(55,774)	-	-	-	-	461,135
Note payable	-	-	(231,994)	-	-	-	-	268,946
Convertible debentures	2,892,416	-	(27,760)	(67,062)	469,725	-	(29,325)	2,737,054
Lease liabilities	-	-	(49,038)	-	-	767,326	-	718,288

	$4,165,566	$1,000,427	$(586,900)	$(67,062)	$469,725	$767,326	$(64,752)	$5,684,330

The following changes in liabilities arose from financing activities during the year ended March 31, 2018:

		Cash flows			Non cash changes

	31-Mar-17	Advances	Repayment	Conversion	Accretion	Warrants Issued		FV of Equity	31-Mar-18
Loans payable to related parties	$172,326	$538,215	$(38,084)	$-	$-	$-	$		$756,241
Promissory note payable	571,538	-	(54,629)	-	-	-		-	516,909
Convertible debentures	505,690	4,423,278	-	(36,245)	275,523	(1,821,599)		(454,231)	2,892,416

	$1,249,554	$4,961,493	$(92,713)	$(36,245)	$275,523	$(1,821,599)		$(454,231)	$4,165,566

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2020, 2019 and 2018 (Expressed in US Dollars)

25.   Events After the Reporting Period

On April 29, 2020 the Company received $361,900 under the U.S. Small Business Administration's Paycheck Protection Program and entered into a two-year promissory note with East West Bank for this financing, which accrues interest at 1.0% per annum. The Company may be eligible to convert all or a portion of the funds received under this financing into a grant based on payments made for eligible purposes including payroll, rent and mortgage interest.

On June 18, 2020 the Company issued 250,000 common shares pursuant to the conversion of a CAD$100,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On June 29, 2020 the Company received a $100,000 loan from a company that is beneficially owned by the CEO and Chairman of the Company have a maturity date that is the earlier of (i) the date that the GreenPower completes an equity financing of more than Five Million Dollars ($5,000,000) (ii) from receipt of proceeds on the sale of buses in excess of Ten Million Dollars ($10,000,000) or (iii) April 15, 2021, and bears interest at a rate of 12.0% per annum. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

On July 3, 2020 the Company announced that it will no longer be proceeding with its previously announced request to the TSX Venture Exchange for a temporary reduction of the conversion price of its convertible debentures for a thirty-day period.

On July 3, 2020 the Company granted 360,000 incentive stock options to employees and 100,000 stock options to an Investor Relations consultant, all of which are exercisable at a price of CAD$0.70 per share. For the consultant, the stock options have a term of two years and vest 25% after each of 3 months, 6 months, 9 months and 12 months. For employees, the incentive stock options have a term of five years, and 25% vest 4 months after the grant date, 25% vest one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

On July 7, 2020 the Company issued 112,500 common shares pursuant to the conversion of a CAD$45,000 convertible debenture (issued on October 12, 2017) which was converted at a price of CAD$0.40 per share.

On July 8, 2020 the Company issued 750,000 common shares pursuant to the exercise of 750,000 warrants at a price of CAD$0.50 per share, for gross proceeds of CAD$375,000.

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26	Certification of Chief Executive Officer
10.27	Certification of Chief Financial Officer

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: July 20, 2020

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer