Form 20-F/A
period 2020-03-31
GREENPOWER MOTOR Co INC.
filed 2020-08-20
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Michael Sieffert; (604) 563-4144; info@greenpowerbus.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered

Not Applicable	Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

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

Yes ☒ No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Not applicable.

Explanatory Note

This Amendment No. 1 (the "Form 20-F/A") to the Annual Report on Form 20-F of GreenPower Motor Company Inc. ("GreenPower") for the year ended March 31, 2020 (the "Form 20-F"), which was filed with the Securities and Exchange Commission on July 21, 2020, is being filed for the purpose of adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was previously omitted from the Form 20-F in accordance with the 30-day grace period for initial interactive data submission under Rule 405 of Regulation S-T.

In addition, this Form 20-F/A is being filed for the purpose of amending the cover page of the Form 20-F to indicate that GreenPower does not have securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on July 21, 2020.

Exhibits

(101)	Interactive Data File
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

GreenPower Motor Company Inc.

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer

Date: August 20, 2020