Form 20-F/A
period 2020-03-31
GREENPOWER MOTOR Co INC.
filed 2021-02-10
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Michael Sieffert; (604) 563-4144; info@greenpowermotor.com

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

Not applicable.

Explanatory Note

This Amendment No. 2 (the "Form 20-F/A") to the Annual Report on Form 20-F of GreenPower Motor Company Inc. ("GreenPower") for the year ended March 31, 2020 (the "Form 20-F"), which was filed with the Securities and Exchange Commission on July 21, 2020, is being filed for the purpose of amending Item 15(a) of the Form 20-F in order to disclose a conclusion regarding the effectiveness of our disclosure controls and procedures, amending certifications to conform to the format provided in Instruction 12 to Item 19 of the Form 20-F, and to file Section 906 Certifications as an Exhibit to the 20-F Annual Report.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on July 21, 2020.

PART II

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at March 31, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2020. This report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

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

Exhibits

EXHIBIT 10.26A*	Certification of Chief Executive Officer

EXHIBIT 10.27A*	Certification of Chief Financial Officer

EXHIBIT 11.1*	Section 906 Certification of Chief Executive Officer

EXHIBIT 11.2*	Section 906 Certification of Chief Financial Officer

*Filed herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GREENPOWER MOTOR COMPANY INC.
(Registrant)

/s/ Michael Sieffert Michael Sieffert
Chief Financial Officer
February 9, 2021