Form 20-F
period 2021-03-31
GREENPOWER MOTOR Co INC.
filed 2021-06-29
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

20,892,560 Common Shares Without Par Value

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

Yes ☒ No ☐

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

Large Accelerated Filer ☐	Accelerated Filer ☒
Non Accelerated Filer ☐	Emerging Growth Company ☒

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

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors  may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of  any potential negative impacts is uncertain.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following information represents selected financial information for our company for the years ended March 31, 2021, March 31, 2020, March 31, 2019, March 31, 2018, and March 31, 2017 from our audited financial statements. The summarized financial information presented below is derived from and should be read in conjunction with our financial statements.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Revenue	$11,884,578	$13,500,403	$6,082,561	$3,516,156	$-
Cost of Sales	$8,304,438	$9,447,578	$4,224,419	$2,267,765	$-
Gross Profit	$3,580,140	$4,052,825	$1,858,142	$1,248,391	$-
Expenses	$9,578,829	$8,974,872	$6,324,062	$4,603,714	$2,813,217
Loss from Operations	$(7,791,075)	$(4,922,047)	$(4,465,920)	$(3,355,323)	$(2,813,217)
Loss for the year	$(7,836,754)	$(5,145,966)	$(4,544,151)	$(2,774,140)	$(2,813,217)
Total Comprehensive Loss	$(7,815,585)	$(5,166,790)	$(4,567,842)	$(2,752,826)	$(2,808,429)
Loss per Common Share, Basic and Diluted	$(0.43)	$(0.34)	$(0.34)	$(0.21)	$(0.23)

Consolidated Statements of Financial Position Data	As of March 31, 2021	As of March 31, 2020	As of March 31, 2019	As of March 31, 2018	As of March 31, 2017
Cash and Restricted Cash	$15,207,948	$451,605	$198,920	$1,007,329	$56,995
Working Capital (Deficit)	$30,808,375	$743,131	$(155,176)	$2,180,184	$(111)
Total Assets	$39,619,355	$13,207,679	$11,910,299	$7,490,466	$4,519,597
Total Liabilities	$3,466,907	$14,382,635	$11,995,935	$5,322,721	$2,342,370
Accumulated Deficit	$(31,625,388)	$(23,852,634)	$(18,706,668)	$(14,080,139)	$(11,305,999)
Shareholders' Equity (Deficit)	$36,152,448	$(1,174,956)	$(85,636)	$2,167,745	$2,177,227

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

Risks Related to Our Business

The COVID-19 global pandemic has had and may continue to have, a material adverse impact on our business and financial condition

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors  may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of  any potential negative impacts is uncertain.

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2021, we generated a loss of $(7,836,754), bringing our accumulated deficit to $(31,625,388). We have minimal revenues and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

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

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our financial statements. We have filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. We do not expect the outcome of either our claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain. However, we may in the future determine that these claims becomes material or we may be subject to other claims that alone or in addition to other claims are considered to be material, and require recognition as a provision or contingent liability on our financial statements.

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

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. Many of our suppliers have either temporarily suspended their operations or scaled back their operations in order to comply with government and regulatory orders and to protect the health of their employees due to the COVID-19 global pandemic. With the ongoing vaccination efforts economies are gradually re-opening and activity is beginning to recover, though not at the same level as prior to the pandemic. If any of our single source suppliers is unable to deliver components to us there is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

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

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Over the past year the cost of shipping goods has increased and shipping availability has declined, and if these trends continue this may negatively impact our ability to deliver our vehicles to our customers on a timely basis, and increase our costs, which may negatively impact our financial results and ability to grow our business

Shipping costs have grown significantly since the fall of 2020 due to a number of factors, including imbalances in global trade and countries locking down and opening up at different times. As well, while global demand for shipping has increased strongly over the past year, shipping supply has not, and is not expected to increase until 2023 when newbuild ships are expected to deliver. Furthermore, shipping has been delayed due to port congestion, port closures, and vessel delays.

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

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

The demand for commercial zero-emission electric vehicles depends, in part, on the continuation of current trends resulting from historical dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which could adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial zero-emission electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that poor air quality and climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil in the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy. If there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial zero-emission electric vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the current perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.

We may be compelled to undertake product recalls.

Any product recall in the future may result in adverse publicity, damage to our brand and may adversely affect our business, prospects, operating results and financial condition. We may at various times, voluntarily or involuntarily, initiate a recall if any of our electric vehicle components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability associated with our warranty, for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells, which have been used for years in laptop computers and cell phones. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which would damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

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

Our common shares are quoted on Nasdaq and listed on the TSXV. Trading of shares on Nasdaq or TSXV is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The price of our common shares has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

  sales or potential sales of substantial amounts of our common shares;
  announcements about us or about our competitors;
  litigation and other developments relating to our company or those of our suppliers or our competitors;
  conditions in the automobile industry;
  governmental regulation and legislation;
  variations in our anticipated or actual operating results;
  change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;
  change in general economic conditions or trends;
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

We may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our common shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending March 31, 2021 or for future taxable years.

If we are a PFIC for any year during a non-corporate U.S. shareholder's holding period of our common shares, then such non-corporate U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called "excess distribution" received on our common shares, as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would not be available. Interest charges would also be added to the taxes on gains and distributions realized by all U.S. holders.

A U.S. shareholder may avoid these adverse tax consequences by making a timely and effective "qualified electing fund" election ("QEF election"). A U.S. shareholder who makes a QEF election generally must report, on a current basis, its share of our ordinary earnings and net capital gains, whether or not we distribute any amounts to our shareholders. The QEF election is available only if our company characterized as a PFIC provides a U.S. shareholder with certain information regarding its earnings and capital gains as required under applicable U.S. Treasury regulations. In the event we become a PFIC, U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

A U.S. shareholder may also mitigate the adverse tax consequences by timely making a mark-to-market election. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the common shares and deduct from gross income the decrease in the value of such shares during each of its taxable years. A mark-to-market election may be made and maintained only if our common shares are regularly traded on a qualified exchange, including Nasdaq. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, a U.S. shareholder might not be eligible to make a mark-to-market election to mitigate the adverse tax consequences if we are characterized as a PFIC.

Each U.S. shareholder should consult their own tax advisors with respect to the possibility of making these elections and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. In addition, our PFIC status may deter certain U.S. investors from purchasing our common shares, which could have an adverse impact on the market price of our common shares.

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

Additional information related us is available on SEDAR at www.sedar.com and www.greenpowermotor.com. We do not incorporate the contents of our website or of sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report.

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

During the year ended March 31, 2020, we completed and delivered a total of 68 buses, including 62 EV Stars, 4 Synapse school buses, and 2 EV 350s. Of this total, the Company provided lease financing for 24 EV Stars, 2 with San Diego Airport Parking, and 22 with Green Commuter. Beginning in March 2020, GreenPower's business and operations began adapting in response to the COVID-19 global pandemic. As an essential business manufacturing on behalf of the transit industry, we maintained production, although at reduced levels compared to prior to the pandemic. Some of our suppliers and contract manufacturers temporarily suspended or reduced their production levels, and our internal staffing levels in production were temporarily reduced in order to comply with government regulations and maintain physical distancing in order to protect the health of our staff, customers and other stakeholders. While we were able to maintain sales and production during this period, we did so at a reduced rate in order to comply with physical distancing requirements and government health regulations.

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

During the year ended March 31, 2021, the Company delivered a total of 74 buses, including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star. Included in the 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles subsequently sold were 13 EV Stars where the leases were originally entered into during the year ended March 31, 2020.

Towards the end of our prior fiscal year and continuing into the first quarter, GreenPower's operations were temporarily curtailed in response to the COVID-19 pandemic and government stay in place orders. Further, the COVID-19 pandemic impacted the operation of certain of the Company's suppliers and contract manufacturers. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic. Management undertook a number of steps during this period to retain financial liquidity and manage the impact of these events. Steps taken by management include: the temporary reduction in salaries of certain employees including a 30% salary reduction by the CEO, the temporary postponement of interest payments on convertible debentures held by insiders, the securing of funds and grants under programs offered in Canada and the US, including the SBA's PPP program, and pro-actively managing the Company's supply chain by securing critical parts and supplies in order to continue manufacturing electric vehicles.

During April 2020 GreenPower received the final report for the EV Star's Federal Transit Bus Test performed for the Federal Transit Administration at the Altoona Bus Testing site at Penn State University. This tests the maintainability, reliability, safety and performance of transit vehicles, and is required by the FTA for transit properties looking to purchase vehicles with federal funds. The EV Star passed the Altoona Test with an overall score of 92.2 which, as of the date of the test, makes the EV Star the highest scoring medium or heavy-duty vehicle that has completed the Altoona test, and the only all-electric Class 4 vehicle to have passed the Altoona test. Management believes the combination of Altoona certification and the ability to manufacture a Buy America compliant vehicle offer significant competitive advantages to GreenPower in successfully deploying vehicles to transit authorities based in the US.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville with a carrying value of $801,317 as at March 31, 2021, and in electric buses and EV equipment with a carrying value of $1,023,164 as at March 31, 2021. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

We are an OEM of Class 4-8 commercial, heavy-duty bus vehicles for products ranging from a 25-foot Min-eBus to a 45-foot double decker bus. We utilize various contract manufacturers in Malaysia, Taiwan, Hong Kong and China for all of the major components with final assembly in Porterville, California.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• low total cost-of-ownership vs. conventional gas or diesel-powered vehicles;

• lower maintenance costs;

• reduced fuel expenses;

• satisfaction of government mandates to move to zero-emission vehicles;

• decreased vehicle emissions and reduction in carbon footprint.

Our company sells and leases its vehicles to customers directly and may sell its vehicles through distributors in certain markets, such as ABC Bus, Inc. in the states of New York and New Jersey. We entered into a three-year dealership contract with Creative Bus Sales ("CBS") in May of 2018 and during the term of this contract CBS sold Greenpower's products through its 18 physical locations across the US. Greenpower's dealership contract with CBS expired in May 2021 and was not renewed.

Products

EV Star

The GreenPower EV Star Min-E bus is a zero-emission, multi-utility electric vehicle capable of a range up to 150 miles on a single charge. The EV Star is a purpose-built, electric mini-bus with a life expectancy of ten years.  The 25-ft EV Star is offered in 6 configurations that include the base model EV Star Min-eBus, the EV Star Plus, the EV Star CarGo Van, the EV Star CarGo Plus Van, and the EV Star Cab and Chassis, and the EV Star ADA.  The EV Star Min-eBus features a maximum capacity of 19 passengers while the wider EV Star Plus has a maximum capacity of 24 passengers and a flat tracked floor to allow for seating customization.  The EV Star can be used as a paratransit bus, executive shuttle, micro transit, and vanpool service. The seating layout is customizable to an operator's needs with multiple configurations and multiple ADA positions available.  The EV Star CarGo is a cargo van with a capacity of over 570 cubic feet and a payload of up to 6,000 pounds. The EV Star cab and chassis has a payload of 6,000 pounds and can be configured with a range of options to serve a number of end markets including service vehicles of all types, as well as cargo and delivery.

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

BEAST Type-D School Bus

GreenPower's Type-D School Bus is marketed under the trade name Battery Electric Automotive School Transportation, or the BEAST, features a clean sheet build that was designed from the ground-up around its electric drive and battery systems.  The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

The GreenPower BEAST is offered in a 40-ft 90 passenger design that features a flat tracked floor that gives the end-user complete seating customization that can be modified with ease. The tracked flooring also allows the end-user to customize how many wheelchair positions are located on the bus and their location. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 193.5-kWh advanced battery system, the BEAST has a reliable range of up to 150 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain that is rated maintenance free for one million kilometers.  The standard J1772 Level 2 charging of the BEAST will fully charge the electric school bus in under 7 hours.

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

Powertrains

Our powertrains encompass the complete motor assemblies, computers, and software required for vehicle electrification. We use off-the-shelf proven components such as Siemens for the drive motors for our low floor transit buses and TM4 for our EV Stars or BEAST school buses.

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

Locations and Facilities

Our primary production and assembly facility is located at 90 W Poplar, Porterville, California. We occupy a 50,000 sq. ft. facility that is used for the production, assembly, maintenance and service of our products.  We also have additional space with approximately 20,000 sq. ft. that we use for production and includes offices at 2011 Wildcat Way in Porterville, California.

Our U.S. operations, sales and marketing office is located at 8885 Haven Avenue, Rancho Cucamonga, California.

Our corporate office is located at #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

During the year ended March 31, 2017, we purchased 9.3 acres on Hope Drive in Porterville California which is being financed with a promissory note. We have submitted plans for the construction of a manufacturing facility however do not currently have plans to proceed with construction of this facility.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts.

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. As we can produce the EV Star in the shortest time compared to any of our other products and given the ease with which we can deploy an EV Star we are focused on growing this business in the short term.  Many of the customers that we have deployed or are targeting with the EV Star also have other buses in their fleet that we can replace with our all-electric buses such as with our low floor transit products. Ultimately, we intend to be the best choice for a vehicle in this segment regardless of the fuel type that the customer chooses. Our sales plan is to meet with the top potential customers and obtain purchase orders for new electric vehicles for their production vehicle requirements. Finally, since our competitive advantage in the marketplace is our ability to provide purpose-built solutions to customers that have unique requirements at relatively low-volume, we are also submitting proposals to companies for purpose-built vehicle applications.

Strategic Relationships

We entered into a three-year dealership contract with Creative Bus Sales ("CBS") in May of 2018 and during the term of this contract CBS sold Greenpower's products through its 18 physical locations across the US. Greenpower's dealership contract with CBS expired in May 2021 and was not renewed.

We have agreed to work with Momentum to integrate wireless charging into the EV Star. Any sales of EV Stars that incorporate Momentum's wireless technology will be done collaboratively with GreenPower and Momentum. We are also working with Perrone to build a fully autonomous EV Star for the transit market. Any sales of EV Stars that incorporate Perrone's wireless technology will be done collaboratively with GreenPower and Perrone. In December of 2020, we announced that an autonomous EV Star developed with Perrone was delivered to the Jacksonville Transit Authority to undergo testing for transit applications.

During the quarter ended September 30, 2020, GreenPower finalized a three-year dealership agreement with ABC Bus, Inc. covering the state of New York. The agreement provides for 100 vehicles to be purchased by ABC over the next 36 months. With this dealership agreement, GreenPower and ABC Bus Inc. can sell GreenPower's vehicles in the state of New York, which are eligible for several funding programs in the state including the NYSERDA program and the New York Voucher Incentive Program that provides incentives of up to USD$100,000 for the purchase of Class 4 electric trucks and transit buses and up to USD$90,000 for the purchase of Class 4 battery electric school buses and shuttle buses in the state.

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

Competitive Companies

Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD, Proterra or Lion) or traditional manufacturers of heavy-duty buses who are entering the market with all-electric buses (such as New Flyer or Blue Bird). In addition, companies such as Workhorse (Nasdaq: WKHS), Chanje, Lightning and XOS are competing with GreenPower in the commercial cargo and delivery van market. We compete with Motiv in the OEM electric cab and chassis market, and GreenPower is the only company that offers a purpose built electric cab and chassis as opposed to a gasoline or diesel cab and chassis that has been converted to an electric cab and chassis.

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Proterra	35' and 40'
	Bluebird	Class 7 and 8, 40' to 59'
	Eldorado	30' to 39'

School Buses
	GreenPower	BEAST Type D
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Phoenix Motors	Type A
	Thomas Built	Type C
	Navistar	Type C

Shuttle Buses
	GreenPower	EV Star and Synapse Shuttle
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Zeus 300 and 400 cutaway
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV
	Lightning	E-450 shuttle bus

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Lightning Systems	Ford transit 350HD cutaway
	Workhorse	E-100 step van
	Zenith Motors	Cargo van

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

Government Regulation

Our electric vehicles are designed to comply with a significant number of governmental regulations and industry standards in Canada and the United States, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

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

On September 23, 2020 California Governor Newsom announced an executive order that requires that by 2035 all new cars and passenger trucks sold in California must be zero-emission vehicles and announced that the Air Resources Board will develop regulations requiring that require that by 2045 all operations of medium and heavy duty vehicles shall be zero-emission vehicles, and during the year the Air Resources Board approved new regulations that requires truck manufacturers to transition to electric zero-emission trucks by 2024.

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

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer in California and as a dealer in California. We have not yet sought formal clarification of our ability to manufacture our vehicles in any other states. We have sold and intend to continue to sell, vehicles in other states both directly and through licensed dealers across the US.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020.  The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Plan of Operations

As of March 31, 2021 we had a cash and restricted cash balance of $15,207,948, working capital of $30,808,375, total assets of $39.6 million, total liabilities of $3.5 million, and an undrawn line of credit with a credit limit of up to $8 million, subject to margining requirements.

We are currently producing our various models of EV Stars at a run rate of approximately 20 units per month, and our BEAST Type D school buses at a rate of 10 units per month through contract manufacturers in Asia, with final assembly in Porterville. We are set up for complete vehicle assembly at our facility in Porterville and have recently passed a preliminary Buy America audit for the manufacture of EV Stars in Porterville for a transit customer. We received the final report from the federally sponsored Altoona testing of our EV Star in April 2020. This structural and durability test, along with Buy America manufacturing capabilities, is required for the use of Federal Transit Administration funding. GreenPower's EV Star is the only Class 4 all-electric vehicle that has passed Altoona testing, and received the highest Altoona testing score of any medium and heavy-duty vehicle of any type. We believe that Altoona certification, along with Buy America manufacturing capabilities, positions GreenPower well for winning transit contract business in the near term.

Our current leased facilities in Porterville are sufficient for our current level of production of EV Stars and school buses. Our company owns a 9.3 acre parcel of land in the City of Porterville and have obtained permits from the City of Porterville to build a 144,000 sq. ft. manufacturing facility on this property. We have not made a final decision to proceed with the project and are evaluating alternative ways to increase capacity, including leasing additional space. To date, this development and other principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from our CEO, and from our company's operating line of credit with the Bank of Montreal.

We have expanded our personnel over the past year, and we anticipate that we will need to hire additional staff for the increased production of vehicles as well as for several other requirements including Sales, Service, Engineering, QA/QC, Operations, Finance, Production Planning, Project Management and Procurement personnel.

While we have sufficient liquidity to meet our growth objectives over the near term, we anticipate that we may need to raise additional capital in the future to meet our longer-term growth objectives, including the expansion of our production capacity, for working capital, and to hire and retain employees for this growth. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

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

D. Property, Plants and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a three-year lease of this office on January 24, 2014, and have entered into subsequent leases of this same space, including our current lease which expires on October 31, 2021. The office space is 869 square feet, and the current annual rent is CDN$29.25 per square foot plus a pro-rata share of operating costs and property taxes. We are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain two offices for the U.S. operations, sales, marketing and support at a leased property at 8885 Haven Avenue, Suites 150 and 190, Rancho Cucamonga, CA 91730. Both sub-leases expire on August 31, 2021. The monthly rent under both agreements is $10,152 per month, plus a pro-rata share of operating costs and property taxes.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527. The original lease was entered into on August 1, 2018 and terminated on August 1, 2019. The current lease on this property commenced August 1, 2019, and terminates August 1, 2022. Rent is $5,000 per month for the first year of the lease, $5,100 per month for the second year of the lease and $5,200 per month for the third year of the lease. We also lease a second manufacturing facility and assembly facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 which commenced on October 1, 2018 and ends on September 30, 2022 with the option to extend the lease for an additional three years. The current monthly rent is $13,344 until September 2021, and increasing to $14,370 between October 2021 and September 2022. Under the terms of this lease we are also responsible for a pro-rata portion of operating costs and property taxes.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $801,317 as at March 31, 2021) and in electric buses and EV equipment (three EV 350 buses, two Synapse shuttles, two EV Stars, 9 vehicles and ancillary equipment) (carrying value of $1,023,164 as at March 31, 2021). We have obtained building permits from the City of Porterville to develop a manufacturing facility and office building on the land in Porterville, however we have not made a final decision to proceed with the project and are evaluating alternative ways to increase capacity, including leasing additional space. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants and common shares, proceeds from the exercise of warrants and stock options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

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

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter of fiscal 2021 the Company completed an initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of $37.7 million less underwriting discounts and offering costs. As at March 31, 2021, the Company had a cash and restricted cash balance of $15,207,948, working capital of $30,808,375, accumulated deficit of ($31,625,388), and shareholder's equity of $36,152,448.

As at March 31, 2021, the Company had approximately $31 million working capital and therefore has sufficient resources to sustain operations for the next 12 months, although the Company will need additional funding to achieve its long-term business objectives. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

A. Operating Results

The following table summarizes selected financial data for our company for the years ended March 31, 2021, March 31, 2020 and March 31, 2019 from our audited consolidated financial statements. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019
Revenue	$11,884,578	$13,500,403	$6,082,561
Cost of Sales	$8,304,438	$9,447,578	$4,224,419
Gross Profit	$3,580,140	$4,052,825	$1,858,142
Expenses	$9,578,829	$8,974,872	$6,324,062
Loss from Operations	$(7,791,075)	$(4,922,047)	$(4,465,920)
Loss for the year	$(7,836,754)	$(5,145,966)	$(4,544,151)
Total Comprehensive Loss	$(7,815,585)	$(5,166,790)	$(4,567,842)
Loss per Common Share, Basic and Diluted	$(0.43)	$(0.34)	$(0.34)

Revenue and Gross Profit

Revenue for the year ended March 31, 2021 of $11,884,578, a 12% decrease from the prior year, was generated from the sale and lease of 74 buses including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star. Revenue for the year ended March 31, 2020 of $13,500,403, a 122% increase from the prior year, was generated from the delivery of 68 buses, including the sale of 38 EV Stars, 4 Synapse school buses, and 2 EV 350s, as well as from the lease of 24 EV Stars, from lease income, and from the sale of parts and supplies.  Revenue during the year ended March 31, 2019 of $6,082,561 was generated from the delivery of 14 buses, including the sale of 5 EV Stars and 6 EV 350s as well as from the lease of one EV 250 and 2 EV 350s.

Cost of sales during the year ended March 31, 2021 was $8,304,438 (2020 - $9,447,578, 2019 - $4,224,419) yielding a gross profit of $3,580,140, (2020 - $4,052,825, 2019 - $1,858,142), and a gross profit margin of 30.1% (2020 - 30.0%, 2019 - 30.5%).

Cost of Sales

	For the years ended
	March 31st
	2021	2020	2019
Chassis and assembly	$3,497,240	$4,263,576	$1,854,667
Batteries	2,550,985	2,329,502	1,090,122
Bus parts	718,958	601,911	515,618
Labour and personnel	44,967	492,619	417,575
Freight and customs	1,118,550	1,144,021	258,437
Chargers	373,738	615,949	88,000
Total	$8,304,438	$9,447,578	$4,224,419

For the year ended March 31, 2021 Cost of Sales included chassis and assembly costs of $3,497,240 (2020 - $4,263,576, 2019 -$1,854,667), and represented 42.1% of Cost of Sales (2020 - 45.1%, 2019 - 43.9%). Battery costs in Cost of Sales totalled $2,550,985 (2020 - $2,329,502, 2019 - $1,090,122) and represented 30.7% of Cost of Sales (2020 - 24.7%, 2019 - 25.8%). Bus parts in Cost of Sales totaled $718,958 (2020 - $601,911, 2019 - $515,618) and represented 8.7% of Cost of Sales (2020 - 6.4%, 2019 - 12.2%). Freight and customs in Cost of Sales totaled $1,118,550 (2020 -$1,144,021, 2019 - $258,437) and represented 13.5% of Cost of Sales (2020 - 12.1%, 2019 - 6.1%). The other components of Cost of Sales represented between 5.0% and 12.0% of Cost of Sales in each of the three periods.

The change in the various components of Cost of Sales between the years ended March 31, 2021, March 31, 2020 and March 31, 2019 was primarily driven by changes in product mix. During the year ended March 31, 2021 we sold 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star whereas in the year ended March 31, 2020 we sold 38 EV Stars, 4 Synapse school buses, 2 EV 350s, and parts and supplies and leased 24 EV Stars, and during the year ended March 31, 2019 we sold five EV Stars and six EV 350s, and leased two EV 350s and one EV 250. Batteries represented a higher percentage of Cost of Sales for the year ended March 31, 2021 compared to the years ended March 31, 2020 and March 31, 2019 due to the higher percentage of EV Stars sold and leased during the year, compared to other models. Freight and customs represented a much higher portion of Cost of Sales in the years ended March 31, 2021 and March 31, 2020 compared to March 31, 2019 primarily due to the escalation of tariffs during the year ended March 31, 2020 on goods imported to the United States from China.

Expenses

During the year ended March 31, 2021, we generated a loss from operations of ($7,791,075) compared to ($4,922,047) during the year ended March 31, 2020 and ($4,465,920) during the year ended March 31, 2019, and we generated a total comprehensive loss of ($7,815,585) during the year ended March 31, 2021 compared to ($5,166,790) during the year ended March 31, 2020 and ($4,567,842) during the year ended March 31, 2019.

For the year ended March 31, 2021 expenses totaled $11,371,215 compared to $8,974,872 for the year ended March 31, 2020 and $6,324,062 for the year ended March 31, 2019. The major components of expenses during these three periods are described further below.

Administrative fees totaled $3,747,761 for the year ended March 31, 2021 compared to $3,313,934 for the year ended March 31, 2020 and $1,904,258 for the year ended March 31, 2019. The increase in administrative fees over these periods was primarily driven by increases in the number of Greenpower's employees. Greenpower had a total of 55 employees as at March 31, 2021, 48 employees as at March 31, 2020, and 24 employees as at March 31, 2019.

Interest and accretion expense totaled $1,598,588 for the year ended March 31, 2021, $2,133,824 for the year ended March 31, 2020, and $1,400,923 for the year ended March 31, 2019. Interest and accretion expense is comprised of accrued and paid interest on GreenPower's operating line of credit, convertible debentures, promissory note payable, lease liabilities, note payable, and loans from related parties, as well as accretion on the convertible debentures, and amortization of the fair value of the warrants granted to the CEO and Chairman and Director for providing personal guarantees on the Company's operating line of credit. This expense decreased in the year ended March 31, 2021 compared to the prior year, as during the year the Company repaid all of the Loans to Related Parties, the drawn balance on the Company's operating line of credit was reduced to nil, and all of the Company's remaining convertible debentures were converted into common shares. This expense increased in the year ended March 31, 2020 compared with the year ended March 31, 2019, in line with increases in the Company's borrowing activities over the same period.

Product development costs totaled $939,949 for the year ended March 31, 2021, compared to $973,146 for the year ended March 31, 2020, and $437,208 for the year ended March 31, 2019. The change in in product development costs in each these years reflected the change in revenue in each period, as this expense was primarily driven by warranty accruals and other costs relating to the development of GreenPower's various categories of all-electric vehicles.

Insurance expenses totaled $596,932 in the year ended March 31, 2021, $396,684 in the year ended March 31, 2020 and $240,165 in the year ended March 31, 2019. Insurance costs increased during the year ended March 31, 2021 due to higher coverage on GreenPower's General Liability and dealership policies, and higher premiums on GreenPower's D&O policy as a result of the Nasdaq uplisting, and increases during the year ended March 31, 2020 compared to the prior year were largely driven by increased coverage under GreenPower's General Liability policy.

Sales and marketing expenses totaled $234,445 in the year ended March 31, 2021, $549,750 in the year ended March 31, 2020, and $417,111 in the year ended March 31, 2019. These costs include salaries for employees engaged in sales and marketing activities and selling and marketing costs including attendance at trade shows, industry event sponsorships, and related sales and marketing activities. The decline in the year ended March 31, 2021 was due to the significant reduction of travel and trade show activity due to government health restrictions and stay in place orders caused by the COVID-19 pandemic during the past year.

Share-based payments expense totaled $2,098,761 in the year ended March 31, 2021, $308,106 in the year ended March 31, 2020, and $332,741 in the year ended March 31, 2019. These expenses relate to the non-cash amortization of the cost of stock options granted to directors, officers, employees and consultants that are recognized over time based on the stock options' vesting terms and director, officer, and employee turnover.

Transportation costs for the year ended March 31, 2021 were $161,017, (2020 - $255,535, 2019 - $263,164), and relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America.

Professional fees for the year ended March 31, 2021 totaled $486,425, (2020 - $303,541, 2019 - $324,577) and consist of legal and audit fees. The increase in these fees during the year ended March 31, 2021 were associated with the Company's Nasdaq uplisting and common share offering.

Other operating expenses during the year ended March 31, 2021 were comprised of depreciation of $437,263 (2020 - $578,555, 2019 - $516,208), office expenses of $325,324, (2020 -$206,035, 2019 - $241,824), and an allowance for credit losses of $333,929, (2020 - $46,447, 2019 - $nil), non-cash foreign exchange (losses) / gains that totaled ($193,798) in the year ended March 31, 2021, (2020- $439,209, 2019 - $52,445), resulting in a loss from operations for the year ended March 31, 2021 of ($7,791,075), (2020 -($4,922,047), 2019 - ($4,465,920)).

For the year ended March 31, 2021, after recognition of a write down of assets of $45,679, (2020 -$223,919, 2019 - $78,231), and a cumulative translation reserve of $21,169 (2020 - ($20,824), 2019 - ($23,691)) resulted in a consolidated net comprehensive loss of ($7,815,585), (2020 - ($5,166,790), 2019 - ($4,567,842)).

B. Liquidity and capital resources

Liquidity

At March 31, 2021, we had a cash and restricted cash balance of $15,207,948, and working capital of $30,808,375. The Company's line of credit has a maximum credit limit of up to $8,000,000, and amounts availabile on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2021 the Line of Credit had a drawn balance of nil. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Capital Resources

Year ended March 31, 2021 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

As at March 31, 2020 the Company had a total of CDN$ 5,596,000 in convertible debentures outstanding, which were converted into 1,703,240 common shares during the year ended March 31, 2021. The convertible debentures all had an 8% interest rate, an initial term of four years, and effective interest rates ranging from 28.3% to 38.5%.

Issue Date	Outstanding March 31, 2020 ($CDN)	Conversion Price ($CDN)	Shares on Conversion	Converted Amount ($CDN)	Outstanding March 31, 2021 ($CDN)
May 17, 2017	$1,900,000	$4.55	417,582	$(1,900,000)	$-
May 31, 2017	250,000	$4.55	54,945	(250,000)	-
Sep 25, 2017	1,476,000	$2.80	527,143	(1,476,000)	-
Oct 12, 2017	1,970,000	$2.80	703,570	(1,970,000)	-
Total	$5,596,000		1,703,240	$(5,596,000)	$-

During the year ended March 31, 2021 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,900,000 (issued on May 17, 2017) which were converted at a price of CAD$4.55 per share;
  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$250,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;
  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,476,000 (issued on Sep 25, 2017) which were converted at a price of CAD$2.80 per share;
  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,970,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

During the year ended March 31, 2021, the Company paid interest of $203,829 (March 31, 2020 - $343,722, March 31, 2019 - $393,043) and recognized accretion of $378,687 (March 31, 2020 - 548,882, March 31, 2019 - $469,725) related to its issued and outstanding convertible debentures.

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the "2016 Plan" with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2021:

	Exercise		Balance			Forfeited	Balance
Expiry Date	Price		March 31, 2020	Granted	Exercised	or Expired	March 31, 2021
May 26, 2020	CDN	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	CDN	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	CDN	$2.45	57,143	-	(57,143)	-	-
May 6, 2021	CDN	$2.45	74,286	-	(62,858)	(11,428)	-
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	75,714	-	(5,357)	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	25,000	-	(5,357)	-	19,643
January 30, 2025	CDN	$2.59	319,286	-	(5,893)	(3,571)	309,822
July 3, 2022	CDN	$4.90	-	14,286	(7,143)	-	7,143
July 3, 2025	CDN	$4.90	-	51,429	(1,786)	-	49,643
November 19, 2025	US	$20.00	-	300,000	-	-	300,000
December 4, 2025	US	$20.00	-	20,000	-	-	20,000
Total outstanding			1,018,501	385,715	(145,537)	(43,571)	1,215,108
Total exercisable			629,750				882,964
Weighted Average
Exercise Price (CDN$)			$3.50	$21.70	$2.65	$3.55	$9.35
Weighted Average Remaining Life			3.0 years				3.1 years

As at March 31, 2021, there were 874,148 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2021, 43,571 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and

  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 19, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the year-end, on May 18, 2021 the Company granted 173,650 incentive stock options to employees of the Company, subject to the approval of the TSX Venture Exchange. The stock options are exercisable for a period of five years at a price of CDN$19.62 per share, and vest 25% after each of four months, one year, two years, and three years after the grant date.

As at March 31, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2020	Issued	Exercised	Expired	March 31, 2021
May 17, 2020	CDN $5.25	417,457	-	-	(417,457)	-
May 31, 2020	CDN $5.25	54,929	-	-	(54,929)	-
October 17, 2020	CDN $7.70	44,500	-	(44,498)	(2)	-
June 29, 2021	CDN $4.55	628,571	-	-	-	628,571
September 25, 2021	CDN $3.50	527,143	-	(36,071)	-	491,072
October 12, 2021	CDN $3.50	775,000	-	(721,429)	-	53,571
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	866,510	-	(813,475)	-	53,035
May 8, 2023	USD $2.6677	70,258	-	(56,555)	-	13,703
Total outstanding		4,070,082	-	(1,672,028)	(472,388)	1,925,666
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$3.65	$5.25	$4.06
Weighted Average Life		1.7 years				0.6 years

During the year ended March 31, 2021, a total of 472,388 warrants exercisable at CDN $5.25 per share expired unexercised.

During the year ended March 31, 2021 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;

  757,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 757,500 warrants, and

  870,030 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 870,030 warrants.

Subsequent to the year end:

  on May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

  on June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

Cash Flows

	For the years ended
	March 31
	2021	2020	2019
Cash flow from (used in) operations	$(16,392,222)	$(5,113,692)	$(5,914,124)
Cash flow from (used in) investing	(352,682)	(161,860)	179,585
Cash flow from (used in) financing	31,523,631	5,502,752	4,961,088
Foreign exchange on cash	(22,384)	25,485	(34,958)
Net (decrease) increase in cash	$14,756,343	$252,685	$(808,409)

Operating activities

Net cash used in operating activities amounted to $16.4 million for the year ended March 31, 2021. We generated a loss for the year of $7.8 million, which included approximately $3.9 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $8.8 million, accounts receivable of $3.5 million, an increase in accounts payable of $272,318, and an increase in the warranty liability of $254,604.

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

Investing activities

Net cash used in investing activities was $352,682 for the year ended March 31, 2021 and was comprised in investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

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

Financing activities

Net cash provided by financing activities amounted to $31.5 million for the year-ended March 31, 2021 primarily due to gross proceeds of $37.7 million from the Company's initial public offering on the Nasdaq stock exchange and concurrent private placement, offset by issuance costs and other factors, as well as proceeds from the exercise of warrants, which were partially offset by repayment of loans from related parties and repayment of the Company's line of credit, and other factors.

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

We have expended $939,949, $973,146, and $437,208 on product development costs during the years ended March 31, 2021, March 31, 2020 and March 31, 2019 respectively.

D. Trend information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of our company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed, other than payments on two leases that were classified as short-term leases that totaled $65,708 in 2021. In 2020 and 2019 payments on one lease that was classified as a short-term lease totaled $48,942 and $83,962 respectively. Payments on short term leases are recognized in office expense. Two leases are scheduled to terminate during the year ended March 31, 2022 and have remaining minimum lease payments of $47,359.

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

Basis of presentation

Statement of Compliance with IFRS

Our annual consolidated financial statements for the years ended March 31, 2021, March 31, 2020, and March 31, 2019 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying our company's accounting policies.

Basis of consolidation

Our consolidated financial statements include the accounts of our company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-20	31-Mar-19	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation

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

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2021, and March 31, 2020.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2021, and March 31, 2020, the Company did not have any derivative financial assets or liabilities.

iii.  FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2021, and March 31, 2020.

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

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the year ended March 31, 2021, the Company recognized an allowance for credit losses of $35,639 (2020 - $46,447).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. During the year ended March 31, 2021 the Company recognized an allowance for credit losses of $344,737 (2020 - $nil) on its promissory note receivable.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2021 the company recognized an impairment of $nil (2020 - $223,919) on its promissory note receivable.

Leases

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

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases.  Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at January 1, 2019. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

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

Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2021 and March 31, 2020 the Company had no cash equivalents.

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

Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency

GreenPower Motor Company Inc. (parent)	U.S. Dollar

GP GreenPower Industries Inc.	Canadian Dollar

GreenPower Motor Company, Inc.	U.S. Dollar

0939181 BC Ltd.	Canadian Dollar

San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar

0999314 B.C. Ltd.	Canadian Dollar

Electric Vehicle Logistics Inc.	U.S. Dollar

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

Leasehold improvements	Over term of lease, straight line method

Computers	3 years, straight line method

EV equipment	3 years, straight line method

Furniture	7 years, straight line method

Automobile	5-10 years, straight line method

Leased asset	12 years, straight line method

Diesel and Electric buses	12 years, straight line method

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

Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2021, March 31, 2020 and March 31, 2019 the Company recorded $2,948,718, $463,411, and $nil, respectively in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares.

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

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable, and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

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

iii. The Company's ability to continue as a going concern;

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

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2021:

IFRS 3 Definition of a Business

The amendment to IFRS 3 Definition of a Business clarifies the definition of a business to help determine whether a transaction results in an asset or a business acquisition.

The amendment to IFRS 3 Definition of a Business did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

IAS 1 and IAS 8 Definition of Material

The amendments to IAS 1 and IAS 8 Definition of Material refined the definition of Material to make it easier and apply, to clarify that companies are required to disclose their material accounting policies rather than their significant accounting policies, that accounting policies related to immaterial transactions, events or conditions are themselves immaterial and need not be disclosed, and that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

The amendments to IAS 1 and IAS 8 Definition of Material did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform have been issued to address uncertainties resulting from the reform of interbank offered rates and their impact on financial instruments that qualify for hedge accounting.

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2021 reporting period.

IAS 37 - Onerous Contracts

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. These amendments are effective for reporting periods beginning on or after January 1, 2022.

IAS 1 - Classification of Liabilities as Current or Non-Current

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

F. Tabular disclosure of contractual obligations

Other than as disclosed below, we do not have any contractual obligations as of March 31, 2021 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

		Payments due by period
Contractual Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Promissory note payable	$350,008	$-	$-	$-	$350,008
Lease liabilities	284,363	122,419	-	-	406,782
Payroll protection program loan	3,653	365,582	-	-	369,235
Operating lease obligations	47,359	-	-	-	47,359
Total	$685,383	$488,001	$-	$-	$1,173,384

G. Safe harbor

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 64

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

Brendan Riley President and Director Age: 51

As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.

Michael Sieffert Chief Financial Officer and Secretary Age: 46

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

Mark Achtemichuk Director Age: 45

Mr. Achtemichuk is presently an outside director and supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the Nominating Committee.

Malcolm Clay Director Age: 79

As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee.

Cathy McLay Director Age: 64

As an independent director, Ms. McLay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Ms. McLay is a member of our Audit committee and of our Compensation committee.

David Richardson Director Age: 69

As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of our Audit Committee and the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Ryne Shetterly Vice President of Sales and Marketing Age: 35

As our Vice President of Sales and Marketing, Mr. Shetterly maintains overall responsibility for our company's marketing and sales strategies, plans, programs, and functions. In this role, Mr. Shetterly is responsible for managing sales and marketing personnel and compliance. Mr. Shetterly is responsible for managing relationships with customers and government agencies.

Rick Eckert Vice President of Operations Age: 49

As the Vice President of Operations, Mr. Eckert is responsible for managing and directing the general operations for our California facilities. In this role Mr. Eckert oversees US production, parts, service, new bus delivery, body shop work, warranty and facility maintenance. In fulfilling his duties Mr. Eckert develops strategic partnerships, vendor and customer relations, and is responsible for the growth and development of employees under his supervision.

Yanyan Zhang Vice President of Program Management Age: 35

As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.

Henry Caouette Director of Product Development Age: 59

As the Director of Product Development, Mr. Caouette oversees the development of our electric vehicles from the early design stage through to production. In this role, Mr. Caouette is responsible for managing our engineers, and for all tasks related to the design, building, selection and sizing of components and systems for our electric buses

Anne Rutto Controller Age: 37

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

Fraser Atkinson - Chief Executive Officer, Chairman and Director

Mr. Atkinson was one of the founders of our company. Mr. Atkinson was appointed as our Chief Executive Officer, Executive Chairman and a director of our company on February 11, 2011, and is currently a member of the Nominating Committee. He was our President, Secretary and Chief Financial Officer of our company from February 11, 2011 to February 22, 2011. He resigned as our Chief Executive Officer on December 23, 2014. He was again appointed as our Chief Executive Officer on June 12, 2019. Mr. Atkinson holds a Bachelor of Commerce degree from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columba (1982). He is a director of Equus Total Return, Inc., a public company listed on the New York Stock Exchange that has been a Business Development Corporation since May 2010. He served as a director of Grizzly Discoveries Inc., a public company with gold and potash properties listed on the TSX Venture Exchange from March 2011 to February 2018. Mr. Atkinson served as the Chief Financial Officer of Versatile Systems Inc., a public technology services company listed on the TSX Venture Exchange from February 2003 to December 31, 2013 and as a director from November 2003 to January 14, 2014. Mr. Atkinson was also involved in both technology and corporate finance as a partner at KPMG, LLP for 14 years, until September 2002.

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

Rick Eckert, Vice President of Operations

Mr. Eckert was hired as our Vice President of Operations in April of 2021. Mr. Eckert has over 28 years of experience in commercial vehicle operations. Mr. Eckert most recently served as Chief Operating Officer and Executive Vice President at Adomani, where he was responsible for R&D, manufacturing, vendor contracts and dealership operations. Previously, Mr. Eckert held various leadership positions with A-Z Bus Sales, Inc., including General Manager of Operations with responsibility for the Sacramento and Colton locations. Mr. Eckert also served as the Blue Bird dealer service council co-chair for all dealers nationwide. Mr. Eckert studied Criminal Justice while attending Mount San Antonio college.

Yanyan Zhang, Vice President of Program Management

Yanyan Zhang joined GreenPower in March of 2017 as Project Manager, and was promoted to Vice President of Program Management in May of 2021. Yanyan is responsible for planning and development of manufacturing projects in line with strategic business initiatives and deliverables. Yanyan began her career in the electric vehicle industry at BYD, where she successfully managed over 10 international vehicle manufacturing projects for clients including LA Metro and Denver RTD. Yanyan received her Masters degree in Industrial and Systems Engineering from USC.

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

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2021, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson(2) Chief Executive Officer, Chairman & Director	2021	$213,750(5)	Nil	Nil	Nil	$213,750
Brendan Riley(3) President & Director	2021	$231,875	$50,000	Nil	$13,425	$295,300
Michael Sieffert Chief Financial Officer & Secretary	2021	$159,408	Nil	Nil	$22,928	$182,336
Mark Achtemichuk Director	2021	$8,099	Nil	Nil	Nil	$8,099
Malcolm Clay Director	2021	$11,339	Nil	Nil	Nil	$11,339
David Richardson Director	2021	$8,099	Nil	Nil	Nil	$8,099
Cathy McLay(4) Director	2021	$9,719	Nil	Nil	Nil	$9,719
Ryne Shetterly Vice President of Sales and Marketing	2021	$152,450	Nil	Nil	$27,300	$179,750
Rick Eckert Vice President of Operations	2021	Nil	Nil	Nil	Nil	Nil
Yanyan Zhang Vice President of Program Management	2021	$82,358	Nil	Nil	$2,249	$84,607
Henry Caouette Director of Product Development	2021	$132,000	Nil	Nil	Nil	$132,000
Anne Rutto Controller	2021	$58,449	Nil	Nil	$1,695	$60,144

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert and Anne Rutto has been converted from CDN$ to US$ at an exchange rate of 0.76. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2021.

(2) Fraser Atkinson was appointed our Chief Executive Officer on June 12, 2019.

(3) Brendan Riley was appointed as a director of our company on July 3, 2019.

(4) Cathy McLay was appointed as a director of our Company on January 20, 2020.

(5) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd.  Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of our company. Per the amended Management Services Agreement between GreenPower Motor Company Inc. and Koko Financial Services Inc. dated February 26, 2020, we agreed to pay Koko Financial Services a base fee of $225,000 per annum (plus GST) payable monthly commencing January 1, 2020. In addition, we agreed to pay Koko Financial Services Inc. a retroactive payment of $57,500 (plus GST) in instalments to reflect the appointment of Fraser Atkinson to be our Chief Executive Officer on June 12, 2019.

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

Brendan Riley

On September 19, 2016, we entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016 at a base salary of $225,000 plus bonuses and sales commission. Effective October 1, 2020 Mr. Riley's base compensation was increased to $250,000 per annum and during November 2020 Mr. Riley received a one time bonus of $50,000. Mr. Riley was granted 71,429 stock options to purchase common shares in our company at the commencement of his employment. These stock options are exercisable for a term of five years, at an exercise price of CDN$ $4.34 per share, and vest as to 25% after four months, 25% after one year, 25% after two years, and 25% after three years.

Michael Sieffert

On November 15, 2018, we entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the Chief Financial Officer of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and for the first three months of his employment we agreed to pay Mr. Sieffert a base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services. After three months of employment, his base salary increased to CDN$225,000 per year. The base salary does not include any bonuses that might be paid to Mr. Sieffert for carrying out the services. We also granted Mr. Sieffert 50,000 stock options to purchase common shares in our company at the commencement of his employment. These stock options are exercisable for a term of five years, at CDN $3.01 and vest as to 25% after four months, 25% after one year, and 50% after two years. Mr. Sieffert is eligible for stock option grants under Greenpower's stock option plan, and is eligible for bonuses of up to CDN$125,000 for the completion of certain milestones further outlined in his employment agreement, which may be amended from time to time.

Ryne Shetterly

On December 26, 2017, we entered into an employment agreement with Ryne Shetterly. Pursuant to this agreement, Mr. Shetterly agreed to be employed as the Vice President of Sales and Marketing for School Buses of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Shetterly's employment commenced on January 2, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Shetterly an annual base salary of $150,000, plus a car allowance of $500 per month and commissions based on sales or leases of buses. Mr. Shetterly is also eligible for stock option grants from GreenPower's stock option plan. During April 2021 Mr. Shetterly received sales commissions of $27,300.

Rick Eckert

On April 7, 2021, we entered into an employment agreement with Rick Eckert. Pursuant to this agreement, Mr. Eckert is employed as the Vice President of Operations for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Pursuant to the employment agreement, we agreed to pay Mr.Eckert an annual base salary of $160,000 for the first 6 months, which is anticipated to increase to $175,000 based on performance. Mr. Eckert was granted 15,000 stock options on May 18, 2021 with an exercise price of CDN $19.62 per share and a term of 5 years. Mr. Eckert is eligible for stock option grants from GreenPower's stock option plan.

Yanyan Zhang

On March 28, 2017, we entered into an employment agreement with Yanyan Zhang for the position of Project Manager. Ms. Zhang, agreed to accept the role of Project Manager for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Ms. Zhang was subsequently promoted to Director of Project Management during 2020 and was promoted to the position of Vice President of Program Management in May 2021. Pursuant to the employment agreement, we agreed to pay Ms. Zhang an annual base salary of $72,000 for the position of Project Manager, which was subsequently increased, and her current salary is $94,000. Ms. Zhang is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Henry Caouette

On April 19, 2018, we entered into an employment agreement with Henry Caouette. Pursuant to this agreement, Mr. Caouette is employed as the Director of Product Development for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Caouette's employment commenced on April 24, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Caouette an annual base salary of $132,000, and Mr. Caouette is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Anne Rutto

On August 3, 2018, we entered into an employment agreement with Anne Rutto. Pursuant to this agreement, Ms. Rutto is employed as the Controller for our company and agreed to fulfill any and all duties relevant to this position as set out in the employment agreement. Ms. Rutto's employment commenced on September 4, 2018 and we agreed to pay Ms. Rutto an annual base salary of CDN$82,500 pursuant to the employment agreement. Ms. Rutto is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2021 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2021	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	100,000(1)	November 19, 2020	USD$20.00	USD$18.95	USD$24.87	November 19, 2025
Brendan Riley President & Director	Stock Options to purchase Common Shares	100,000(1)	November 19, 2020	USD$20.00	USD$18.95	USD$24.87	November 19, 2025
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	100,000(1)	November 19, 2020	USD$20.00	USD$18.95	USD$24.87	November 19, 2025
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	5,000(2)	December 4, 2020	USD$20.00	USD$18.55	USD$24.87	December 4, 2025
Malcolm Clay Director	Stock Options to purchase Common Shares	5,000(2)	December 4, 2020	USD$20.00	USD$18.55	USD$24.87	December 4, 2025
David Richardson Director	Stock Options to purchase Common Shares	5,000(2)	December 4, 2020	USD$20.00	USD$18.55	USD$24.87	December 4, 2025

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(5)	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2021	Expiry Date
Cathy McLay Director	Stock Options to purchase Common Shares	5,000(2)	December 4, 2020	USD$20.00	USD$18.55	USD$24.87	December 4, 2025
Ryne Shetterly Vice President of Sales and Marketing	Stock Options to purchase Common Shares	7,143(1,3)	July 3, 2020	CDN$4.90(3)	CDN$6.02(3)	CDN$31.11	July 3, 2025
Rick Eckert Vice President of Operations	Stock Options to purchase Common Shares	N/A	N/A	N/A	N/A	N/A	N/A
Yanyan Zhang Vice President of Program Management	Stock Options to purchase Common Shares	5,714(1, 3)	July 3, 2020	CDN$4.90(3)	CDN$6.02(3)	CDN$31.11	July 3, 2025
Henry Caouette Director of Product Development	Stock Options to purchase Common Shares	3,571(1,3)	July 3, 2020	CDN$4.90(3)	CDN$6.02(3)	CDN$31.11	July 3, 2025
Anne Rutto Controller	Stock Options to purchase Common Shares	5,714(1,3)	July 3, 2020	CDN$4.90(3)	CDN$6.02(3)	CDN$31.11	July 3, 2025

Notes:

(1) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

(2) Stock options vest 25% three months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

(3) The number of securities underlying the stock options, the conversion price of the stock options, and the closing price of the underlying security on the date of the stock option grant have all been adjusted for the seven for one share consolidation that occurred on August 28, 2020.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2021.

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

D. Employees

As of March 31, 2019, 2020 and 2021 we had 24, 48 and 55 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California.

The breakdown of full-time employees by main category of activity and geographic location, as at March 31, 2021 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	30	Vancouver, British Columbia, Canada, Rancho Cucamonga, CA and Porterville, CA
Sales & Marketing	8	Rancho Cucamonga, CA, Orlando, FL, Kansas City, MO
General & Administration	11	Porterville, CA, and Rancho Cucamonga, CA, Sacramento, CA
Executives	6	Vancouver, British Columbia, Canada, Rancho Cucamonga, CA, and Porterville, CA.

E. Share Ownership

As of June 28, 2021, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	2,298,621(3)	10.7%	182,142(3)	423,214(3)
Brendan Riley President and Director	36,000(4)	*	160,712(4)	Nil
Michael Sieffert Chief Financial Officer and Secretary	22,416(5)	*	103,571(5)	Nil
Mark Achtemichuk Director	67,792(6)	*	93,572(6)	Nil

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	2,298,621(3)	10.7%	182,142(3)	423,214(3)
Cathy McLay Director	9,715(8)	*	45,357(8)	Nil
David Richardson Director	2,144,525(9)	10.0%	73,928(9)	700,000(9)
Ryne Shetterly Vice President Sales and Marketing	17,500(10)	*	8,036(10)	Nil
Ryne Eckert Vice President of Operations	Nil	*	Nil(11)	Nil
Yanyan Zhang Vice President of Program Management	17(12)	*	11,072(12)	Nil
Henry Caouette Director of Product Development	Nil	Nil	11,607(13)	Nil
Anne Rutto Controller	Nil	Nil	4,643(14)	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at June 28, 2021 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators.

(2) Based on 21,521,131 common shares of our company issued and outstanding as at June 28, 2021.

(3) Mr. Atkinson holds 1,143,766 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 285,714 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 257,142 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 85,713 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 25,000 of these 100,000 options will have vested within 60 days of June 28, 2021. Mr. Atkinson also owns, indirectly through KFS Capital LLC, 423,214 warrants of which 342,857 warrants are exercisable at a price of CDN$4.20 per Share until March 14, 2022 and 80,357 warrants are exercisable at a price of CDN$3.50 per Share until September 25, 2021.

(4) Mr. Riley holds 36,000 Shares directly. Mr. Riley also beneficially holds 235,712 stock options, each of which entitles Mr. Riley to purchase one Share, of which 71,428 stock options are exercisable at the exercise price of CDN$4.34 per Share until expiry on October 27, 2021, 14,285 stock options are exercisable at the exercise price of CDN$3.15 per Share until expiry on December 18, 2022, 14,285 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 35,714 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Riley owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025, and 25,000 of these 100,000 options will have vested within 60 days of June 28, 2021.

(5) Mr. Sieffert holds 11,427 common shares of our company through his RRSP account. Mr. Sieffert also owns 8,989 common shares of our company in his TFSA account and 2,000 shares indirectly in a spousal RSP. Mr. Sieffert also holds 178,571 stock options, each of which entitle Mr. Sieffert to purchase one common share of our company. 50,000 stock options are exercisable at a price of CDN$3.01 per share until November 30, 2023, and 28,571 of which are exercisable at a price of CDN$2.59 per share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Sieffert owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 25,000 of these 100,000 options will have vested within 60 days of June28, 2021.

(6) Mr. Achtemichuk holds 61,428 Shares directly, 3,364 Shares through his TFSA account and 3,000 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 96,072 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 5,357 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 42,857 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Achtemichuk owns 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 2,500 of these 5,000 options will have vested within 60 days of June28, 2021.

(7) Mr. Clay holds 453,848 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 133,572 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 57,143 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Clay owns 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 2,500 of these 5,000 options will have vested within 60 days of June28, 2021. Mr. Clay beneficially holds 53,571 warrants exercisable at the exercise price of CDN$3.50 per Share until expiry on September 25, 2021.

(8) Ms. McLay holds 9,715 Shares directly. Ms. McLay also directly holds 47,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of CDN$2.59 per Share until January 30, 2025 which are fully vested, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025 and 2,500 of these 5,000 options will have vested within 60 days of June28, 2021.

(9)Mr. Richardson holds 86,428 Shares directly and 2,058,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 76,428 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,285 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June28, 2021. In addition, Mr. Richardson owns 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025 and 2,500 of these 5,000 options will have vested within 60 days of June28, 2021. Mr. Richardson also owns, indirectly through Countryman, 700,000 warrants of which 357,143 warrants are exercisable at the exercise price of CDN$3.50 per Share until expiry on September 25, 2021, and 342,857 warrants are exercisable into one Share at a price of CDN$4.20 per Share until March 14, 2022.

(10) Mr. Shetterly owns 17,500 common shares of our company directly. In addition, Mr. Shetterly holds 40,536 stock options each of which entitles Mr. Shetterly to purchase one common share of our company, of which 1,786 stock options are exercisable at a price of CDN$3.50 per share until May 4, 2023, all of which will be exercisable within 60 days of June 28, 2021, 13,393 stock options that are exercisable at a price of CDN$2.59 per share until January 30, 2025, 4,464 of which will be exercisable within 60 days of June 28, 2021, 5,357 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, 1,786 of which will be exercisable within 60 days of June 28, 2021, and 20,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, none of which will be exercisable within 60 days of June28, 2021.

(11)  Mr. Eckert holds 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, none of which will be exercisable within 60 days of June 28, 2021.

(12) Ms. Zhang owns 17 common shares of our company directly. In addition, Ms. Zhang holds 21,429 stock options each of which entitles Ms. Zhang to purchase one common share of our company, of which 1,429 stock options are exercisable at a price of CDN$3.50 per share until February 12, 2024, all of which will be exercisable within 60 days of June 28, 2021, 14,286 stock options that are exercisable at a price of CDN$2.59 per share until January 30, 2025, 7,143 of which will be exercisable within 60 days of June 28, 2021, 5,714 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, 2,857 of which will be exercisable within 60 days of June 28, 2021, and 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, none of which will be exercisable within 60 days of June 28, 2021.

(13) Mr. Caouette holds 29,857 stock options, each of which entitles Mr. Caouette to purchase one common share of our company, of which 7,143 stock options are exercisable at a price of CDN$3.50 per share until May 4, 2023, all of which are currently exercisable, 7,143 stock options that are exercisable at a price of CDN$2.59 per share until January 30, 2025 and 3,571 of these stock options will have vested within 60 days of June28, 2021, 3,571 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, 1,786 of which will be exercisable within 60 days of June28, 2021, and 12,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, none of which will be exercisable within 60 days of June28, 2021.

(14) Ms. Rutto holds 19,285 stock options, each of which entitles Ms. Rutto to purchase one common share of our company, of which 3,571 are exercisable at a price of CDN$2.59 per share until January 30, 2025 and 1,786 of these stock options will have vested within 60 days of June28, 2021, and 5,714 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, 2,857 of which will be exercisable within 60 days of June28, 2021, and 10,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, none of which will be exercisable within 60 days of June28, 2021.

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

On March 9, 2016, our board of directors adopted the 2016 Fixed Stock Option Plan which was a "fixed" stock option plan, pursuant to which we were permitted to grant stock options to acquire up to a maximum of 2,129,999 common shares of our company.

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

5. Stock options granted to any one individual in any 12-month period cannot exceed more than 5% of the issued common shares of our company, unless we have obtained disinterested shareholder approval.

6. Stock options granted to any one consultant in any 12-month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

7. Stock options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

8. Stock options issued to optionees performing investor relations activities must vest in stages over 12-months with no more than one quarter of the stock options vesting in any three month period.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of June 28, 2021, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants
Fraser Atkinson	2,298,621(2)	10.7%	182,142(2)	423,214(2)
David Richardson	2,144,525(3)	10.0%	73,928(3)	700,000(3)

(1) Based on 21,521,131 common shares of our company issued and outstanding as at June 28, 2021.

(2) Mr. Atkinson holds 1,143,766 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 285,714 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 257,142 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 85,713 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 25,000 of these 100,000 options will have vested within 60 days of June 28, 2021. Mr. Atkinson also owns, indirectly through KFS Capital LLC, 423,214 warrants of which 342,857 warrants are exercisable at a price of CDN$4.20 per Share until March 14, 2022 and 80,357 warrants are exercisable at a price of CDN$3.50 per Share until September 25, 2021.

(3)Mr. Richardson holds 86,428 Shares directly and 2,058,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 76,428 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,285 stock options are exercisable at the exercise price of CDN$5.25 per Share until expiry on February 2, 2022, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of June 28, 2021. In addition, Mr. Richardson owns 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025 and 2,500 of these 5,000 options will have vested within 60 days of June 28, 2021. Mr. Richardson also owns, indirectly through Countryman, 700,000 warrants of which 357,143 warrants are exercisable at the exercise price of CDN$3.50 per Share until expiry on September 25, 2021, and 342,857 warrants are exercisable into one Share at a price of CDN$4.20 per Share until March 14, 2022.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 18, 2021 the registrar and transfer agent for our company reported that there were 21,521,131 common shares of our company issued and outstanding. Of these, 15,416,781were registered to Canadian residents, including 12,260,987 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 15,416,781 shares were registered to 23 shareholders in Canada, one of which is CDS & Co. 6,104,350 of our shares were registered to residents of the United States, including 6,091,313 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 6,104,350 shares were registered to 4 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2021 there have been no transactions or loans between our company and:

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

	For the Year Ended
	March 31, 2021	March 31, 2020	March 31, 2019

Salaries and Benefits (1)	$473,841	$455,067	$289,840
Consulting fees (2)	251,007	263,750	382,875
Accommodation (3)	-	762	49,895
Truck and Trailer Rentals (4)	5,749	98,943	140,722
Options Vested (5)	1,698,487	240,996	252,804
Total	$2,429,084	$1,059,518	$1,116,136

1)  Salaries and benefits incurred with directors, officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2)   Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting and management consulting services, and includes Director's fees paid to GreenPower's four independent directors.

3)   Accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

4)   Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5)   Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2021 included $95,741 (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at March 31, 2021, two companies beneficially owned by the Chairman and CEO of the Company had loans outstanding to the Company with a total value of CDN $nil and USD $nil (2020 - CDN $3,185,000 and USD $120,000). During the year ended March 31, 2021, the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the year ended March 31, 2021, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares , which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the company during the year ended March 31, 2021.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Crowe Mackay LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of management, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares have been listed for trading on the TSX Venture Exchange under the symbol "GPV" since December 30, 2014. From July 8, 2013 to December 29, 2014, our common shares were listed for trading on the TSX Venture Exchange under the symbol "OMK."

From March 28, 2017 to November 8, 2019, our common shares were quoted on the OTCQX under the symbol "GPVRF". From May 6, 2015 to March 27, 2017, and from November 9, 2019 to August 27, 2020, our common shares were quoted on the OTCQB under the symbol "GPVRF." On August 28, 2020 our shares began trading on the Nasdaq Capital Market under the symbol "GP" and ceased trading on the OTCQB.

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

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company.

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

C. Material Contracts

With the exception of the contracts listed below and contracts entered into in the ordinary course of business, we have not entered into any material contracts during the last two years:

On November 2, 2018 we granted 285,714 warrants to Fraser Atkinson and 342,857 warrants to David Richardson and on March 14, 2019 we granted 342,857 warrants to Fraser Atkinson, and 342,857 warrants to David Richardson in consideration for providing personal guarantees on our line of credit.

On December 30, 2019 we issued a promissory note to FWP Acquisition Corp. for CDN $2,035,000, and two promissory notes to Koko Financial Services Ltd., for CDN$1,150,000 and for US$120,000. Both FWP Acquisition Corp. and Koko Financial Services Ltd. are beneficially owned by Fraser Atkinson. See "Related Party Transactions" for additional information.

On December 20, 2019 we signed an amendment and restatement to our Line of Credit Agreement with the Bank of Montreal, which amended the existing Letter of Agreement dated December 21, 2018 to increase the credit limit on the Line of Credit from $5,000,000 previously to up to $8,000,000 currently. The Line of Credit bears interest at the bank's US Base Rate (March 31, 2021 - 3.75%) plus 1.5%.  The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, which has been temporarily reduced to 1.0:1 for the quarter's ending March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis.

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

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

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

Reliance on Key Suppliers

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

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's consolidated financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims, is inherently uncertain.

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

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures, payroll protection loan, and lease liabilities.

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

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting periodend and on an annual basis. As at March 31, 2021 the Company recognized an allowance for credit losses of $35,639 against its accounts receivable, and $344,737 for its promissory note receivable.

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

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2021, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars:

Cash	$483,977
Accounts Receivable	$28,186
Promissory Note Receivable	$140,000
Accounts Payable and Accrued Liabilities	$(172,641)

The CDN/USD exchange rate as at March 31, 2021 was $0.7952 (March 31, 2020 - $0.7049). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $38,132 to other comprehensive income/loss.

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

Use of Proceeds

Over the last three years the Company has completed the following offering of securities with the Use of Proceeds as follows.

During May 2019 the Company completed a private placement of units for net proceeds of $3.54 million. Under the offering the Company sold 1,873,536 Units at a price of $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. The offering was registered with the SEC on Form F-1 (File No. 333-236252). The Company used the proceeds from the offering to fund the production of all-electric buses, demonstration buses, equipment, and working capital. If the warrants sold in this offering are exercised, we will receive gross proceeds of approximately $2.5 million. The proceeds, if any, would be used to fund the production of all-electric buses, demonstration buses, equipment, and working capital, with the remainder, if any, used for general corporate purposes.

During September 2021 the Company closed its initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of $37.7 million less underwriting discounts and offering costs. Under the initial public offering the Company sold 1,860,000 common shares at a price of $20.00 per common share, and in the concurrent private placement the Company sold 25,000 common shares at a price of $20.00 per share. The Company used the net proceeds from the offering for the production of all-electric vehicles including EV Stars, EV Star plus, EV Star cab and chassis, BEAST school buses, EV 250 thirty-foot low-floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

ITEM 15. CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at March 31, 2021. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at March 31, 2021.

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

Changes In Internal Control Over Financial Reporting

During the period ended March 31, 2021, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to all of our directors, senior officers, and employees. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Michael Sieffert, CFO, at Suite 240 - 209 Carrall Street, Vancouver, BC, V6B 2J2.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Crowe MacKay has been the principal accountant for the audit of GreenPower's consolidated financial statements.

The following table sets forth information regarding the amount billed and accrued to us by Crowe Mackay for the fiscal years ended March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020
Audit fees	$61,834	$60,500
Other fees	17,267	19,093
Tax fees	3,000	2,781
Total:	$82,101	$82,374

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

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2021, March 31, 2020 and March 31, 2019

(Expressed in US dollars)

Crowe MacKay LLP 1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2021, 2020, and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended March 31, 2021, 2020, and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2011.

Vancouver, Canada
June 28, 2021

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Financial Position
As at March 31, 2021 and 2020
(Expressed in US Dollars)

	March 31, 2021	March 31, 2020

Assets
Current
Cash	$15,096,200	$299,719
Restricted Cash (Note 3)	111,748	151,886
Accounts receivable, net of allowances (Note 4)	4,447,617	943,812
GST receivable	91,755	33,393
Current portion of finance lease receivables (Note 5)	308,505	82,501
Inventory (Note 6)	12,461,967	6,590,600
Prepaids and deposits	423,146	22,083
	32,940,938	8,123,994
Non-current
Promissory note receivable (Note 7)	99,346	384,261
Finance lease receivables (Note 5)	3,613,886	1,247,790
Right of use assets (Note 8)	355,178	620,191
Property and equipment (Note 9)	2,146,576	1,739,529
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees (Note 13)	416,738	1,045,221
Other assets	1	1
	$39,619,355	$13,207,679

Liabilities
Current
Line of credit (Note 10)	$-	$5,469,944
Accounts payable and accrued liabilities (Note 19)	1,294,056	1,021,738
Note payable	-	10,574
Deferred revenue (Note 16)	125,005	426,157
Current portion of warranty liability (Note 22)	101,294	121,944
Current portion of promissory note payable (Note 15)	346,166	58,038
Current portion of lease liabilities (Note 8)	266,042	272,468
	2,132,563	7,380,863
Non-current
Loans payable to related parties (Note 19)	-	2,700,625
Payroll protection program loan (Note 23)	365,278	-
Convertible debentures (Notes 14 and 19)	-	2,995,136
Lease liabilities (Note 8)	120,609	386,650
Warranty liability (Note 22)	848,457	573,203
Promissory note payable (Note 15)	-	346,158
	3,466,907	14,382,635

Equity (Deficit)
Share capital (Note 11)	61,189,736	16,892,725
Equity portion of convertible debentures (Note 14)	-	379,506
Reserves	6,677,123	5,515,639
Accumulated other comprehensive loss	(89,023)	(110,192)
Accumulated deficit	(31,625,388)	(23,852,634)
	36,152,448	(1,174,956)
	$39,619,355	$13,207,679

Nature and Continuance of Operations - Note 1
Events After the Reporting Period - Note 26

Approved on behalf of the Board on June 28, 2021

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2021, 2020, and 2019
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2021	2020	2019

Revenue (Note 21)	$11,884,578	$13,500,403	$6,082,561
Cost of Sales	8,304,438	9,447,578	4,224,419
Gross Profit	3,580,140	4,052,825	1,858,142

Sales, general and administrative costs
Administrative fees (Note 19)	3,747,761	3,313,934	1,904,258
Depreciation (Notes 8 and 9)	437,263	578,555	516,208
Product development costs	939,949	973,146	437,208
Office expense	325,324	206,035	241,824
Insurance	596,932	396,684	240,165
Professional fees (Note 19)	486,425	303,541	324,577
Sales and marketing (Note 19)	234,445	549,750	417,111
Share-based payments (Notes 12 and 19)	2,098,761	308,106	332,741
Transportation costs (Note 19)	161,017	255,535	263,164
Travel, accommodation, meals and entertainment (Note 19)	217,023	348,524	298,328
Allowance for credit losses (Notes 4 and 7)	333,929	46,447	-
Total sales, general and administrative costs	9,578,829	7,280,257	4,975,584

Loss from operations before interest, accretion and foreign exchange	(5,998,689)	(3,227,432)	(3,117,442)

Interest and accretion	(1,598,588)	(2,133,824)	(1,400,923)
Foreign exchange (loss) / gain	(193,798)	439,209	52,445

Loss from operations for the year	(7,791,075)	(4,922,047)	(4,465,920)

Other item
Write down of assets (Notes 7 and 9)	(45,679)	(223,919)	(78,231)

Loss for the year	(7,836,754)	(5,145,966)	(4,544,151)

Other comprehensive income / (loss)
Cumulative translation reserve	21,169	(20,824)	(23,691)

Total comprehensive loss for the year	$(7,815,585)	$(5,166,790)	$(4,567,842)

Loss per common share, basic and diluted	$(0.43)	$(0.34)	$(0.34)

Weighted average number of common shares outstanding, basic and diluted	18,116,129	15,207,446	13,356,665

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Changes in Equity (Deficit)
For the Years ended March 31, 2021, 2020 and 2019
(Expressed in US Dollars)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2018	13,312,494	$12,686,476	$393,850	$3,233,235	$(65,677)	$(14,080,139)	$2,167,745

Impact of adopting IFRS 15 on April 1, 2018	-	-	-	-	-	(82,378)	(82,378)
Fair value of stock options exercised	95,714	220,502	-	(92,848)	-	-	127,654
Shares issued for conversion of debentures	50,000	77,818	(10,756)	-	-	-	67,062
Share-based payments	-	-	-	332,741	-	-	332,741
Fair value of loan guarantee warrants	-	-	-	1,869,382	-	-	1,869,382
Cumulative translation reserve	-	-	-	-	(23,691)	-	(23,691)
Net loss for the year	-	-	-	-	-	(4,544,151)	(4,544,151)

Balance, March 31, 2019	13,458,208	12,984,796	383,094	5,342,510	(89,368)	(18,706,668)	(85,636)

Shares issued in private placement of units	1,873,536	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(463,411)	-	-	-	-	(463,411)
Shares issued for exercise of warrants	17,857	66,624	-	(18,209)	-	-	48,415
Fair value of stock options exercised	119,292	277,455	-	(116,768)	-	-	160,687
Shares issued for conversion of debentures	17,857	27,261	(3,588)	-	-	-	23,673
Share-based payments	-	-	-	308,106	-	-	308,106
Cumulative translation reserve	-	-	-	-	(20,824)	-	(20,824)
Net loss for the year	-	-	-	-	-	(5,145,966)	(5,145,966)

Balance, March 31, 2020	15,486,750	16,892,725	379,506	5,515,639	(110,192)	(23,852,634)	(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000
Share issuance costs	-	(2,948,718)	-	-	-	-	(2,948,718)
Shares issued for exercise of warrants	1,672,028	5,357,775	-	(772,408)	-	-	4,585,367
Shares issued for conversion of debentures	1,703,240	3,720,199	(315,506)	-	-	-	3,404,693
Reclassify matured convertible debentures not converted	-	-	(64,000)	-	-	64,000	-
Fair value of stock options exercised	145,537	467,755	-	(164,869)	-	-	302,886
Share based payments	-	-	-	2,098,761	-	-	2,098,761
Cumulative translation reserve	-	-	-	-	21,169	-	21,169
Net loss for the year	-	-	-	-	-	(7,836,754)	(7,836,754)
Net fractional shares as a result of share consolidation	5	-	-	-	-	-	-

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2021, 2020 and 2019
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2021	2020	2019

Cash flows from (used in) operating activities
Loss for the year	$(7,836,754)	$(5,145,966)	$(4,544,151)
Items not affecting cash
Allowance for credit losses	333,929	46,447	-
Depreciation	437,263	578,555	516,208
Share-based payments	2,098,761	308,106	332,741
Accretion and accrued interest	168,029	608,411	469,725
Amortization of deferred financing fees	628,483	619,394	247,975
Write down of assets	45,679	223,919	78,231
Foreign exchange loss / (gain)	193,798	(439,209)	(52,445)
Cash flow used in operating activities before changes in non-cash items	(3,930,812)	(3,200,343)	(2,951,716)

Changes in non-cash items:
Accounts receivable	(3,492,997)	404,430	(1,230,388)
GST receivable	(58,362)	65,783	(83,952)
Inventory	(8,757,529)	(2,675,980)	(1,982,729)
Prepaids and deposits	(401,063)	37,420	(37,733)
Promissory note receivable	-	-	(15,404)
Finance lease receivables	22,771	25,020	(324,903)
Financing fees	-	(21,366)	(21,842)
Accounts payable and accrued liabilities	272,318	290,515	279,330
Deferred revenue	(301,152)	(397,747)	241,707
Warranty liability	254,604	358,576	213,506
	(16,392,222)	(5,113,692)	(5,914,124)

Cash flows from (used in) investing activities
Security deposits for right of use assets	-	-	(20,000)
Government grant proceeds	-	-	319,635
Purchase of property and equipment	(352,682)	(161,860)	(120,050)
	(352,682)	(161,860)	179,585

Cash flows from (used in) financing activities
Paycheck protection program proceeds	361,900	-	-
Repayment of loans payable to related parties	(2,803,863)	(358,873)	(222,334)
Loans from related parties	137,074	1,630,668	1,000,427
Proceeds from (repayment of) line of credit	(5,469,944)	1,050,037	4,419,907
Principal payments on promissory note	(58,030)	(56,939)	(55,774)
Principal payments on lease liabilities	(272,467)	(231,574)	(49,038)
Proceeds from private placement and equity offering	37,700,000	4,000,000	-
Repayment of note payable and convertible debentures, net of conversion	(10,574)	(276,258)	(259,754)
Private placement and equity offering costs	(2,948,718)	(463,411)	-
Proceeds from exercise of stock options	302,886	160,687	127,654
Proceeds from exercise of warrants	4,585,367	48,415	-
	31,523,631	5,502,752	4,961,088

Foreign exchange on cash	(22,384)	25,485	(34,958)

Net increase (decrease) in cash and restricted cash	14,756,343	252,685	(808,409)
Cash and restricted cash, beginning of year	451,605	198,920	1,007,329
Cash and restricted cash, end of year	$15,207,948	$451,605	$198,920

Supplemental Cash Flow Disclosure Note 25.

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on June 28, 2021.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter of fiscal 2021 the Company completed an initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at March 31, 2021, the Company had a cash and restricted cash balance of $15,207,948, working capital of $30,808,375, accumulated deficit of ($31,625,388), and shareholder's equity of $36,152,448.

As at March 31, 2021, the Company had approximately $31 million working capital and therefore has sufficient resources to sustain operations for the next 12 months, although the Company will need additional funding to achieve its long-term business objectives. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements for the years ended March 31, 2021, March 31, 2020, and March 31, 2019 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-21	31-Mar-20	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	N/A	Vehicle Transportation

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(c) Financial instruments

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

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2021 and March 31, 2020.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2021 and March 31, 2020, the Company did not have any derivative financial assets or liabilities.

iii.  FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2021 and March 31, 2020.

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

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the year ended March 31, 2021, the company recognized an allowance for credit losses of $35,639 (2020 - $46,447) (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. During the year ended March 31, 2021 the Company recognized an allowance for credit losses of $344,737 (2020 - $nil) on its promissory note receivable.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2021 the company recognized an impairment of $nil (2020 - $223,919) on its promissory note receivable (Note 7).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2021 and March 31, 2020 the Company had no cash equivalents.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar

GreenPower Motor Company Inc. (parent) changed its functional currency from the Canadian dollar to the US dollar effective April 1, 2019 due to the significant US dollar denominated liabilities of the entity, the significant amount of financing raised that is denominated in US dollars, the portion of the Company's expenses denominated in US dollars, and the expectation that all of these factors are expected to increase over time. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2020. San Joaquin Valley Equipment Leasing, Inc. changed its functional currency from the Canadian dollar to the US dollar during the year ended March 31, 2019. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2019.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

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

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2021, March 31, 2020 and March 31, 2019 the Company recorded $2,948,718, $463,411, and $nil respectively in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares (Note 11).

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

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation and warrants, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Effective January 1, 2019, management changed its estimated useful life for electric buses (including some categorized under Leased Assets in note 9) from 7 years to 12 years. For the year ended March 31, 2019 this change reduced the Company's depreciation expense by $19,537. The carrying value of electric buses was $622,833 as at March 31, 2019 using an estimated useful life of 12 years, and the carrying value of electric buses would have been $603,296 with an estimated life of 7 years.

Critical accounting judgments

i. The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;

ii. The determination of the functional currency of each entity within the consolidated Company;

iii. The Company's ability to continue as a going concern;

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(o) Valuation of equity units issued in private placements

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(r) Leases (continued)

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

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases.  Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(r) Leases (continued)

Impact on adoption

On January 1, 2019, the Company elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at January 1, 2019. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

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

(s) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2021:

IFRS 3 Definition of a Business

The amendment to IFRS 3 Definition of a Business clarifies the definition of a business to help determine whether a transaction results in an asset or a business acquisition.

The amendment to IFRS 3 Definition of a Business did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

IAS 1 and IAS 8 Definition of Material

The amendments to IAS 1 and IAS 8 Definition of Material refined the definition of Material to make it easier and apply, to clarify that companies are required to disclose their material accounting policies rather than their significant accounting policies, that accounting policies related to immaterial transactions, events or conditions are themselves immaterial and need not be disclosed, and that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

The amendments to IAS 1 and IAS 8 Definition of Material did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2.  Significant Accounting Policies (continued)

(s) Adoption of accounting standards (continued)

IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform have been issued to address uncertainties resulting from the reform of interbank offered rates and their impact on financial instruments that qualify for hedge accounting.

The amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2021.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2021 reporting period, as follows:

IAS 37 - Onerous Contracts

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. These amendments are effective for reporting periods beginning on or after January 1, 2022.

IAS 1 - Classification of Liabilities as Current or Non-Current

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Restricted Cash

The Company has a restricted cash balance of $111,748 (2020 - $151,886) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2021 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $35,639 as at March 31, 2021 (2020 - $46,447) is warranted.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

5. Finance Lease Receivables

Greenpower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2021 the Company had a total of 52 (2020 - 25) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (2020 - 2) vehicle on lease that were determined to be operating leases. During the year ended March 31, 2021, the Company entered into a mutual release agreement with the lessee of 30 EV Stars which were accounted for as finance leases, where SJVEL subsequently sold the vehicles to a third party. For operating leases, lease payments are recognized in revenue when earned.

For the year ended March 31, 2021, selling profit on finance leases was $2,533,833 (2020 - $865,009, 2019 - $102,155). The following table illustrates Finance Lease Receivables as at March 31, 2021 and as at March 31, 2020:

	For the years ended
	March 31, 2021	March 31, 2020
Finance lease receivable, beginning of year	$1,330,291	$324,903
Net investment recognized	2,614,871	1,030,408
Lease payments received	(226,616)	(87,703)
Interest income recognized	203,845	62,683

Finance lease receivable, end of year	$3,922,391	$1,330,291

Current portion of Finance Lease Receivable	$308,505	$82,501

Long Term Portion of Finance Lease Receivable	$3,613,886	$1,247,790

Payments to be received on Finance Lease Receivables (undiscounted):

March 31, 2021
Year 1	$650,105
Year 2 *	848,889
Year 3 *	1,089,889
Year 4 *	1,234,295
Year 5 *	359,996
Year 6*	434,000
Remainder *	551,500
less: amount representing interest income	(1,246,283)
Finance Lease Receivable	$3,922,391
Current Portion of Finance Lease Receivable	$308,505
Long Term Portion of Finance Lease Receivable	$3,613,886
* including unguaranteed residual.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

6. Inventory

The following is a listing of inventory as at March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020

Work in Process	$10,048,518	$2,812,935
Finished Goods	2,413,449	3,777,665

Total	$12,461,967	$6,590,600

During the year ended March 31, 2021, management wrote down the value of inventory by $57,261 (2020 - $nil, 2019 - $nil), and this amount was included in Cost of Sales.

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

The Company has evaluated the carrying value of the promissory note receivable as at March 31, 2021 and at March 31, 2020 in accordance with IFRS 9 and determined there was a significant increase in credit risk. The Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a provision of CDN$455,110 or $344,737 as at March 31, 2021 was warranted, and as at March 31, 2020 determined that a write down of the asset of CDN$297,883 or $223,919 was warranted.  The carrying value of the promissory note receivable as at March 31, 2021 is $99,346 (March 31, 2020 - $384,261).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

8.   Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2021 was $355,178 (March 31, 2020 - $620,191). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2021 the Company incurred interest expense of $39,432 (2020 - $56,614, 2019 - $25,199) on the Lease Liabilities, recognized depreciation expense of $265,013 (2020 - 251,787, 2019 - $87,752) on the Right of Use Assets

and made total rental payments of $311,899 (2020 - $288,188, 2019 - $74,237). Additions to Right of Use Assets during the year was nil (2020 - $172,404, 2019 - $787,326).

For one of the leases there is an option to extend the lease for a further 36 months. As at March 31, 2021, GreenPower has not committed to additional leases that begin after the year-end.

	March 31, 2021	March 31, 2020
Right of Use Assets, beginning of year	$620,191	$699,574
Additions	-	172,404
Depreciation	(265,013)	(251,787)

Right of Use Assets, end of year	$355,178	$620,191

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$284,363
thereafter	$122,419
less amount representing interest expense	$(20,131)
Lease liability	$386,651
Current Portion of Lease Liabilities	$266,042
Long Term Portion of Lease Liabilities	$120,609

Payments on two leases that were classified as short-term leases totaled $65,708 in 2021. In 2020 and 2019 payments on one lease that was classified as a short-term lease totaled $48,942 and $83,962 respectively. Payments on short term leases are recognized in office expense. Two leases are scheduled to terminate during the year ended March 31, 2022 and have remaining minimum lease payments of $47,359.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

9.  Property and Equipment

The following is a summary of activities for the years ended March 31, 2021, March 31, 2020 and March 31, 2019:

				Demonstration	Leased Asset	EV Equipment		Leasehold Improvements
Cost	Computers	Furniture	Automobiles	Electric Buses			Land		Total

Balance, Marc h 31, 2019	$14,116	$35,514	$51,283	$320,723	$971,001	$641,663	$794,431	$33,688	$2,862,419
Additions	38,112	8,121	42,973	-	-	50,040	6,286	16,328	161,860
Transfers from/(to) inventory	-	-	-	511,740	(298,850)	-	-	-	212,890
Foreign exchange translation	(379)	(577)	-	-	-	-	-	-	(956)
Balance, March 31, 2020	$51,849	$43,058	$94,256	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213
Additions	41,223	15,832	150,990	-	-	142,811	600	1,226	352,682
Transfers from inventory	-	-	-	360,679	-	-	-	-	360,679
Transfers to inventory	-	-	-	(102,158)	-	-	-	-	(102,158)
Write down of asset	-	-	-	(45,679)	-	-	-	-	(45,679)
Foreign exchange translation	778	1,989	-	-	-	-	-	-	2,767
Balance, March 31, 2021	$93,850	$60,879	$245,246	$1,045,305	$672,151	$834,514	$801,317	$51,242	$3,804,504

Depreciation and impairment losses

Balance, March 31, 2019	$8,081	$11,403	$13,481	$70,303	$598,588	$465,403	$-	$3,033	$1,170,292
Depreciation	9,223	5,604	6,645	79,320	41,084	172,881		12,011	326,768
Foreign exchange translation	(380)	4	-	-	-	-	-	-	(376)
Balance, March 31, 2020	$16,924	$17,011	$20,126	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684
Depreciation	20,200	7,576	19,916	65,434	8,410	40,153	-	10,561	172,250
Transfers to inventory	-	-	-	(12,770)	-	-	-	-	(12,770)
Foreign exchange translation	762	1,002	-	-	-	-	-	-	1,764
Balance, March 31, 2021	$37,886	$25,589	$40,042	$216,339	$634,030	$678,437	$-	$25,605	$1,657,928

Carrying amounts

As at March 31, 2019	$6,035	$24,111	$37,802	$250,420	$372,413	$176,260	$794,431	$30,655	$1,692,127

As at March 31, 2020	$34,925	$26,047	$74,130	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

As at, March 31, 2021	$55,964	$35,290	$205,204	$828,966	$38,121	$156,077	$801,317	$25,637	$2,146,576

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

9.  Property and Equipment (continued)

During the year ended March 31, 2021 we transferred one EV Star from Property and Equipment to inventory, and this vehicle was subsequently sold. We also transferred one Synapse school bus from inventory to Property and Equipment, and this vehicle was subsequently written down by $45,679 to its estimated recoverable amount.

During the year ended March 31, 2020 the Company transferred two EV Stars from inventory that are being used for demonstration and testing purposes.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit.

As at March 31, 2021 the Company's Line of Credit had a credit limit of up to $8,000,000 (2020 - $8,000,000). The line of Credit had a limit of $5,000,000 as at March 31, 2019, which was increased to a credit limit of up to $8,000,000 during the quarter ended March 31, 2020. The Line of Credit bears interest at the bank's US Base Rate (March 31, 2021 - 3.75%, March 31, 2020 - 3.75%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, and the bank approved a temporary reduction in the current ratio to 1.0:1 as at March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of March 31, 2021 the Company had a drawn balance of nil (2020 - $5,469,944) on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this section have been retroactively restated to give effect to this share consolidation.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

11. Share Capital (continued)

Issued

During the year ended March 31, 2021, the Company issued a total of 5,405,809 common shares, including 1,672,028 shares from the exercise of warrants, 145,537 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement and an additional 5 net fractional issued as a result of the share consolidation.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company's shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

During the year ended March 31, 2020 the Company issued a total of 2,028,542 shares pursuant to the exercise of 119,292 options, the exercise of 17,857 warrants, conversion of debentures for 17,857 shares and 1,873,536 shares issued in a private placement of unit securities during May 2019.

In May 2019, the Company completed a brokered private placement of units for gross proceeds of $4.0 million. Under the offering the Company sold 1,873,536 Units at a price of $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of $2.6677 per share, and the warrants contain terms whereby if the share price is above CAD $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

During the year ended March 31, 2019, the Company issued a total of 145,714 shares pursuant to the exercise of 95,714 stock options and conversion of debentures for 50,000 shares.

As at March 31, 2021 and March 31, 2020 the Company had no shares held in escrow.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

12. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2020	Granted	Exercised	or Expired	March 31, 2021
May 26, 2020	CDN	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	CDN	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	CDN	$2.45	57,143	-	(57,143)	-	-
May 6, 2021	CDN	$2.45	74,286	-	(62,858)	(11,428)	-
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	75,714	-	(5,357)	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	25,000	-	(5,357)	-	19,643
January 30, 2025	CDN	$2.59	319,286	-	(5,893)	(3,571)	309,822
July 3, 2022	CDN	$4.90	-	14,286	(7,143)	-	7,143
July 3, 2025	CDN	$4.90	-	51,429	(1,786)	-	49,643
November 19, 2025	US	$20.00	-	300,000	-	-	300,000
December 4, 2025	US	$20.00	-	20,000	-	-	20,000
Total outstanding			1,018,501	385,715	(145,537)	(43,571)	1,215,108
Total exercisable			629,750				882,964
Weighted Average
Exercise Price (CDN$)			$3.50	$21.70	$2.65	$3.55	$9.35
Weighted Average Remaining Life			3.0 years				3.1 years

As at March 31, 2021, there were 874,148 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2021, 43,571 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and

  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 19, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

12. Stock Options (continued)

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2020:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2019	Granted	Exercised	or Expired	March 31, 2020
December 23, 2019	$1.75	419,245	-	(90,721)	(328,524)	-
March 25, 2020	$1.75	28,571	-	(28,571)	-	-
May 26, 2020	$4.20	21,429	-	-	-	21,429
July 10, 2020	$3.85	7,143	-	-	-	7,143
February 4, 2021	$2.45	71,429	-	-	(14,286)	57,143
May 6, 2021	$2.45	75,714	-	-	(1,428)	74,286
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	95,000	-	-	(29,714)	65,286
May 26, 2022	$4.20	28,571	-	-	(28,571)	-
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	33,571	-	-	(8,571)	25,000
May 4, 2023	$3.50	90,000	-	-	(14,286)	75,714
November 30, 2023	$3.01	50,000	-	-	-	50,000
February 12, 2024	$3.50	92,857	-	-	(14,286)	78,571
January 30, 2022	$2.59	-	25,000	-	-	25,000
January 30, 2025	$2.59	-	319,286	-	-	319,286
Total outstanding		1,233,173	344,286	(119,292)	(439,666)	1,018,501
Total exercisable		983,388				629,750
Weighted Average
Exercise Price (CDN$)		$3.15	$2.59	$1.75	$2.31	$3.50
Weighted Average Remaining Life						3.0 years

As at March 31, 2020, there were 530,175 options available for issuance under the 2019 Plan.

During the twelve-month period ended March 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $308,106. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On January 30, 2020, the Company granted:

- 235,714 options to directors and officers with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of five years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

12. Stock Options (continued)

- 83,572 options to employees with an exercise price of CDN$2.59 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 17,857 options to a consultant with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months, and with a term of two years.

- 7,143 options to a consultant (IR provider) with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of two years.

The Company had the following incentive stock options granted under its Plan and 2016 Plan that are issued and outstanding at March 31, 2019:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2018	Granted	Exercised	or Expired	March 31, 2019
July 3, 2018	$2.80	7,143	-	-	(7,143)	-
July 3, 2018	$1.75	107,143	-	(7,143)	(100,000)	-
September 1, 2018	$1.75	2,857	-	(2,857)	-	-
December 23, 2019	$1.75	508,531	-	(85,714)	(3,572)	419,245
March 25, 2020	$1.75	28,571	-	-	-	28,571
May 26, 2020	$4.20	21,429	-	-	-	21,429
July 10, 2020	$3.85	7,143	-	-	-	7,143
February 4, 2021	$2.45	71,429	-	-	-	71,429
May 6, 2021	$2.45	75,714	-	-	-	75,714
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	102,143	-	-	(7,143)	95,000
May 26, 2022	$4.20	28,571	-	-	-	28,571
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	33,571	-	-	-	33,571
May 4, 2023	$3.50	-	90,000	-	-	90,000
November 30, 2023	$3.01	-	50,000	-	-	50,000
February 12, 2024	$3.50	-	92,857	-	-	92,857
Total outstanding		1,213,888	232,857	(95,714)	(117,858)	1,233,173
Total exercisable		1,000,531				983,388
Weighted Average
Exercise Price (CDN$)		$2.87	$3.36	$1.75	$2.03	$3.15
Weighted Average Remaining Life						2.3 years

During the year ended March 31, 2019, the Company incurred share-based compensation expense with a measured fair value of $332,741. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 4, 2018, the Company granted:

- 71,430 options to directors with an exercise price of CDN$3.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 18,570 options to employees with an exercise price of CDN$3.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

12. Stock Options (continued)

On November 30, 2018 the Company granted 50,000 options to the Chief Financial Officer with an exercise price of CDN$3.01 per share which vest 25% after 4 months, 25% after year 1 and 50% after year 2, and with a term of 5 years.

On February 12, 2019 the Company granted:

- 85,714 options to directors and an officer of the Company with an exercise price of CDN$3.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 7,143 options to employees with an exercise price of CDN$3.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

The weighted average share price on the exercise dates for the years ending March 31, 2021, 2020 and 2019 respectively were CDN $2.65, CDN $2.87, and CDN $3.43.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2021	March 31, 2020	March 31, 2019
Share price on grant date	$17.21	CDN$2.59	CDN$3.29
Exercise price	$17.21	CDN$2.59	CDN$3.36
Risk-free interest rate	0.47%	1.35%	1.31%
Expected life of options	5 years	5 years	5 years
Annualized volatility (1)	73%	73%	100%
Dividend rate	N/A	N/A	N/A
(1) Expected volatility was determined by reference to historical volatility of similar entities following a comparable period of lives.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

13. Warrants

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

As at March 31, 2021 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2020	Issued	Exercised	Expired	March 31, 2021
May 17, 2020	CDN $5.25	417,457	-	-	(417,457)	-
May 31, 2020	CDN $5.25	54,929	-	-	(54,929)	-
October 17, 2020	CDN $7.70	44,500	-	(44,498)	(2)	-
June 29, 2021	CDN $4.55	628,571	-	-	-	628,571
September 25, 2021	CDN $3.50	527,143	-	(36,071)	-	491,072
October 12, 2021	CDN $3.50	775,000	-	(721,429)	-	53,571
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	866,510	-	(813,475)	-	53,035
May 8, 2023	USD $2.6677	70,258	-	(56,555)	-	13,703
Total outstanding		4,070,082	-	(1,672,028)	(472,388)	1,925,666
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$3.65	$5.25	$4.06
Weighted Average Life		1.7 years				0.6 years

During the year ended March 31, 2021, a total of 472,388 warrants exercisable at CDN $5.25 per share expired unexercised.

During the year ended March 31, 2021 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;

  757,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 757,500 warrants, and

  870,030 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 870,030 warrants.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

13. Warrants (continued)

As at March 31, 2020 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2019	Issued	Exercised	Expired	March 31, 2020
May 17, 2020	CDN $5.25	417,457	-	-	-	417,457
May 31, 2020	CDN $5.25	54,929	-	-	-	54,929
October 17, 2020	CDN $7.70	44,500	-	-	-	44,500
June 29, 2021	CDN $4.55	628,571	-	-	-	628,571
September 25, 2021	CDN $3.50	527,143	-	-	-	527,143
October 12, 2021	CDN $3.50	792,857	-	(17,857)	-	775,000
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	-	866,510	-	-	866,510
May 8, 2023	USD $2.6677	-	70,258	-	-	70,258
Total outstanding		3,151,171	936,768	(17,857)	-	4,070,082
Weighted Average
Exercise Price (CDN$)		$4.20	$3.78	$3.50	NA	$4.06
Weighted Average Life		2.3 years				1.7 years

During May 2019 the Company issued 936,768 warrants as part of a private placement of 1,873,536 units for gross proceeds of $4.0 million (Note 11). Under the offering the Company sold 1,873,536 Units at a price of $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of $2.6677 per share, and the warrants contain terms whereby if the share price is above CDN $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

As at March 31, 2019, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2018	Issued	Exercised	Expired	March 31, 2019
October 1, 2018	CDN $1.75	57,143	-	-	(57,143)	-
December 10, 2018	CDN $7.00	36	-	-	(36)	-
December 16, 2018	CDN $7.00	21,990	-	-	(21,990)	-
May 17, 2020	CDN $5.25	417,457	-	-	-	417,457
May 31, 2020	CDN $5.25	54,929	-	-	-	54,929
October 17, 2020*	CDN $7.70	48,896	-	-	(4,396)	44,500
June 29, 2021	CDN $4.55	-	628,571	-	-	628,571
September 25, 2021	CDN $3.50	527,143	-	-	-	527,143
October 12, 2021	CDN $3.50	792,857	-	-	-	792,857
March 14, 2022	CDN $4.20	-	685,714	-	-	685,714
Total outstanding		1,920,451	1,314,285	-	(83,565)	3,151,171
Weighted Average
Exercise Price (CDN$)		$4.20	$4.34	NA	$4.90	$4.20
Weighted Average Life		3.0 years				2.3 years
* The TSX Venture exchange consented to an amendment of the October 16, 2016 warrant issuance. The expiry date was extended to October 17, 2020 and exercise price was reduced to CDN $7.70 per share.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

13. Warrants (continued)

In November 2018, 628,571 warrants were issued to two directors of the Company in consideration for guarantees offered by each of the two directors providing guarantees in support of the Company's Line of Credit (Note 10). The warrants are exercisable into one common share of the Company at a price of CDN$4.55 per share and expire on June 29, 2021 and had a calculated fair value of $948,640 (CDN $1,232,016). In March 2019 the Company agreed to issue 685,714 warrants to two Directors of the Company in consideration for additional guarantees offered by the two directors in support of an increase in the Company's Line of Credit (Note 10). The warrants are exercisable at an exercise price of CDN $4.20 per share and expire on March 14, 2022 and had a calculated fair value of $920,742 (CDN $1,229,378). The fair value of the warrants issued to the two directors is recognized under deferred financing fees in the Company's Statement of Financial Position and will be recognized in earnings over the 3-year term of the warrants, to approximate the estimated life of the benefits from the financing fees.

During the year ended March 31, 2019, 83,565 warrants expired unexercised or were otherwise forfeited.

The following table summarizes deferred financing fees for the years ended March 31, 2021 and March 31, 2020:

	March 31, 2021	March 31, 2020
Deferred Financing Fees, beginning of year	$1,045,221	$1,643,249
plus: Deferred Financing Fees Incurred During the Year	-	21,366
less: Amortization of Deferred Financing Fees	(628,483)	(619,394)
Deferred Financing Fees, end of year	$416,738	$1,045,221

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants granted in the year ended March 31, 2019:

March 31, 2019
Exercise price	CDN $4.37
Share price on grant date	CDN $3.29
Risk-free interest rate	2.85%
Expected life of warrants	3.0 years
Annualized volatility(1)	100%
Dividend rate	n/a

(1) Expected volatility was determined by reference to historical volatility of similar entities following a comparable period of lives.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

14. Convertible Debentures

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a). for further details.

As at March 31, 2020 the Company had a total of CDN $5,596,000 in convertible debentures outstanding, which were converted into 1,703,240 common shares during the year ended March 31, 2021. The convertible debentures all had an 8% interest rate, an initial term of four years, and effective interest rates ranging from 28.3% to 38.5%.

During the year ended March 31, 2021, the Company paid interest of $203,829 (March 31, 2020 - $343,722, March 31, 2019 - $393,043) and recognized accretion of $378,687 (March 31, 2020 - 548,882, March 31, 2019 - $469,725) related to its issued and outstanding convertible debentures.

	Outstanding	Conversion	Shares	Converted	Outstanding
Issue	March 31, 2020	Price	issued on	Amount	March 31, 2021
Date	($CDN)	($CDN)	Conversion	($CDN)	($CDN)
17-May-17	$1,900,000	$4.55	417,582	$(1,900,000)	$-
31-May-17	250,000	$4.55	54,945	(250,000)	-
25-Sep-17	1,476,000	$2.80	527,143	(1,476,000)	-
12-Oct-17	1,970,000	$2.80	703,570	(1,970,000)	-
Total	$5,596,000		1,703,240	$(5,596,000)	$-

During the year ended March 31, 2021 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,900,000 (issued on May 17, 2017) which were converted at a price of CAD$4.55 per share;

  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$250,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,476,000 (issued on Sep 25, 2017) which were converted at a price of CAD$2.80 per share;

  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,970,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

As at March 31, 2019 the Company had a total of CDN $5,646,000 in convertible debentures outstanding, which were converted into 17,857 common shares during the year ended March 31, 2020.

	Outstanding	Conversion	Shares	Converted	Outstanding
Issue	March 31, 2019	Price	issued on	Amount	March 31, 2020
Date	($CDN)	($CDN)	Conversion	($CDN)	($CDN)
17-May-17	$1,900,000	$4.55	-	$-	$1,900,000
31-May-17	250,000	$4.55	-	-	250,000
25-Sep-17	1,476,000	$2.80	-	-	1,476,000
12-Oct-17	2,020,000	$2.80	17,857	(50,000)	1,970,000
Total	$5,646,000		17,857	$(50,000)	$5,596,000

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

14. Convertible Debentures (continued)

On July 19, 2019 CDN$50,000 worth of debentures (issued on October 12, 2017) were converted into 17,857 common shares with a conversion price of CDN$2.80.

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville. The current portion of the promissory note payable is $346,166 (2020 - $58,038), and the long-term portion is nil (2020 - $346,158).

During the year ended March 31, 2021, the Company incurred $7,530 (March 31, 2020 - $8,621, March 31, 2019 - $9,788) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

16. Deferred Revenue

The Company recorded Deferred Revenue of $125,005 for invoices issued to a customer for the sale of all-electric buses which were not delivered as at March 31, 2021 (March 31, 2020 - $426,157).

	March 31, 2021	March 31, 2020
Deferred revenue, beginning of year	$426,157	$823,904
Additions to deferred revenue during the year	187,535	252,443
Deposits returned	-	(335,000)
Revenue recognized from deferred revenue during the year	(488,687)	(303,353)
Foreign exchange changes	-	(11,837)

Deferred revenue, end of year	$125,005	$426,157

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures, payroll protection loan, and lease liabilities.

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

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

17. Financial Instruments (continued)

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

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2021 the Company recognized an allowance for credit losses of $35,639 against its accounts receivable (Note 4), and $344,737  for its promissory note receivable (Note 7).

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

At March 31, 2021, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$483,977
Accounts Receivable	$28,186
Promissory Notes Receivable	$140,000
Accounts Payable and Accrued Liabilities	$(172,641)

The CDN/USD exchange rate as at March 31, 2021 was $0.7952 (March 31, 2020 - $0.7049). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $38,132 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

18. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at March 31, 2021, the Company had a cash and restricted cash balance of $15,207,948, working capital of $30,808,375, accumulated deficit of ($31,625,388), and shareholder's equity of $36,152,448. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

19. Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019

Salaries and Benefits (1)	$473,841	$455,067	$289,840
Consulting fees (2)	251,007	263,750	382,875
Accommodation (3)	-	762	49,895
Truck and Trailer Rentals (4)	5,749	98,943	140,722
Options Vested (5)	1,698,487	240,996	252,804
Total	$2,429,084	$1,059,518	$1,116,136

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Accommodation expense are paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees are paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer director CEO and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

19. Related Party Transactions (continued)

Accounts payable and accrued liabilities at March 31, 2021 included $95,741 (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at March 31, 2021, two companies beneficially owned by the Chairman and CEO of the Company had loans outstanding to the Company with a total value of CDN $nil and USD $nil (2020 - CDN $3,185,000 and USD $120,000). During the year ended March 31, 2021, the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the year ended March 31, 2021, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares (Note 14), which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the company during the year ended March 31, 2021.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2021, March 31, 2020 and March 31, 2019 was 27.00%, 27.00%, 27.00%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(2,115,924)	$(1,389,411)	$(1,226,922)
Items not deductible for tax purposes	706,127	378,391	124,866
Difference in tax rate in other jurisdictions	(107,357)	(68,861)	(63,785)
Effect of change in tax rates	-	(31)	180,534
Expiry of loss carryforwards	-	40,079	57,656
Unrecognized (recognized) loss carryforwards	1,517,154	1,039,833	927,651
Deferred income tax expense (recovery)	$-	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

20. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2021 and March 31, 2020 are summarized below:

	As at
Deferred income tax assets	March 31, 2021	March 31, 2020
Non-capital loss carry-forwards	$7,247,214	$4,563,405
Investment in subsidiary	100,013	88,653
Accounts, finance lease, and promissory note receivables	(696,950)	(180,759)
Capital assets	223,078	536,535
Right of use assets and lease liabilities	15,360	17,585
Warranty provision	268,129	200,496
Convertible debentures	-	(255,418)
Other carryforward balances	2,301	(7,150)
Share issue costs	748,965	112,060
Unrecognized deferred tax assets	(7,908,110)	(5,075,407)
Net deferred income tax asset (liability)	$-	$-

As at March 31, 2021 and March 31, 2020 the Company has approximately $10,364,000 and $7,666,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2021 and March 31, 2020 the Company has approximately $15,287,000 and $8,467,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States.  The losses in Canada and United States expire between 2030 and 2041 if unused.  The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the year ended March 31, 2021, the Company was economically dependent on three (2020 - four, 2019 - one) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 87%, (2020: 86%, 2019: 80%) of sales.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

21. Segmented Information and Other Additional Disclosures (continued)

The Company's revenues allocated by segment for the years ended March 31, 2021, 2020 and 2019 is summarized in the following table. Included in Vehicle sales revenue for the year ended March 31, 2021 is $5,765,000 (2020 - $4,197,850, 2019 - $622,420) received from government grants.

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019

Vehicle sales	$3,459,311	$10,438,713	$5,781,853
Revenue from operating and finance leases	8,188,905	2,920,719	264,699
Accretion on promissory note	26,426	39,019	36,009
Rental income	-	-	-
Service revenue	-	33,577	-
Finance income	199,936	68,375	-
EIDL Grant	10,000	-	-

Total	$11,884,578	$13,500,403	$6,082,561

 The Company's revenues allocated by geography for the years ended March 31, 2021, 2020 and 2019 is as follows:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019

United States of America	$11,643,434	$13,461,384	$6,046,552
Canada	241,144	39,019	36,009

Total	$11,884,578	$13,500,403	$6,082,561

As at March 31, 2021 and March 31, 2020 the majority of the Company's consolidated non-current assets, being property and equipment, and finance lease receivable are located in the United States.

GreenPower incurred salaries and benefits of $3,666,686 for the year ended March 31, 2021 (2020 - $3,262,331, 2019 - $1,909,196). These costs were allocated to the following expense categories, and to cost of sales, for each of these periods

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019

Administrative fees	$3,666,686	$3,128,304	$1,778,178
Sales and marketing	-	30,000	120,000
Cost of sales	-	104,027	11,018

Total	$3,666,686	$3,262,331	$1,909,196

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

22.   Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract.  Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims.  It is expected that some of these costs will be incurred in the 2022 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	For the Years Ended
	March 31, 2021	March 31, 2020

Opening balance	$695,147	$336,571
Warranty additions	311,863	462,370
Warranty disbursements	(64,871)	(100,078)
Foreign exchange translation	7,612	(3,716)
Total	$949,751	$695,147

Current portion	$101,294	$121,944
Long term portion	848,457	573,203
Total	$949,751	$695,147

23.   Paycheck Protection Program Loan

On April 29, 2020, the Company was approved for a $361,900 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA"). The PPP is a loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. Subject to approval by the SBA, all or a portion of the loan may be forgiven.  The PPP loan has a term of two years, is unsecured, and bears interest at 1% per annum.  The Company shall pay monthly payments in an amount equal to one month's accrued interest commencing on the seventh month.  All interest which accrues during the initial six months of the loan period will be deferred to and payable on the maturity date.

24. Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020.  The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

25. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

Supplemental Cash Flow Disclosure:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Interest paid	$744,422	$965,548	$683,223
Interest received	$199,936	$68,375	$-
Taxes paid	$-	$-	$-

Non-cash investing and financing transactions:
Fair value assigned to warrants	$-	$-	$1,869,382
Fair value of stock options exercised	$164,869	$116,768	$92,848
Fair value of warrants exercised	$772,408	$18,209	$-
Shares issued for conversion of debentures	$3,404,693	$23,673	$67,062
Accretion income on promissory note receivable	$(26,426)	$(39,019)	$(36,009)
Accretion expense on convertible debentures	$378,687	$548,882	$863,768
Accrued interest on paycheck protection program loan	$3,378	$-	$-
Right of use asset acquired	$-	$172,404	$767,326
Assets transferred from Inventory to Property and equipment	$271,291	$212,890	$70,899

The following changes in liabilities arose from financing activities during the year ended March 31, 2021:

		Cash Flows		Non Cash Changes
					Accretion and accrued interest	Recognize
	31-Mar-20	Advances	Repayment	Conversion		Lease Liabilities	F/X Changes	31-Mar-21
Loans payable to related parties	$2,700,625	$137,074	$(2,803,863)	$-	$(187,610)	$-	$153,774	$-
Paycheck Protection Loan	-	361,900	-	-	3,378	-	-	365,278
Promissory note payable	404,196	-	(58,030)	-	-	-	-	346,166
Note payable	10,574	-	(10,574)	-	-	-		-
Convertible debentures	2,995,136	-	-	(3,404,693)	378,687	-	30,870	-
Lease liabilities	659,118	-	(272,467)	-	-	-	-	386,651

	$6,769,649	$498,974	$(3,144,934)	$(3,404,693)	$194,455	$-	$184,644	$1,098,095

The following changes in liabilities arose from financing activities during the year ended March 31, 2020:

		Cash Flows		Non Cash Changes
						Recognize
	31-Mar-19	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-20
Loans payable to related parties	$1,498,907	$1,630,668	$(358,873)	$-	$-	$-	$(70,077)	$2,700,625
Promissory note payable	461,135	-	(56,939)	-	-	-	-	$404,196
Note payable	268,946	-	(276,258)	-	-	-	17,886	$10,574
Convertible debentures	2,737,054	-	-	(23,673)	548,882	-	(267,127)	$2,995,136
Lease liabilities	718,288	-	(231,574)	-	-	172,404	-	$659,118

	$5,684,330	$1,630,668	$(923,644)	$(23,673)	$548,882	$172,404	$(319,318)	$6,769,649

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2021, 2020 and 2019 (Expressed in US Dollars)

25. Supplemental Cash Flow Disclosure (continued)

The following changes in liabilities arose from financing activities during the year ended March 31, 2019:

		Cash Flows		Non Cash Changes
						Recognize
	31-Mar-18	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-19
Loans payable to related parties	$756,241	$1,000,427	$(222,334)	$-	$-	$-	$(35,427)	$1,498,907
Promissory note payable	516,909	-	(55,774)	-	-	-	-	$461,135
Note payable	-	-	(231,994)	-	-	-	-	$268,946
Convertible debentures	2,892,416	-	(27,760)	(67,062)	469,725	-	(29,325)	$2,737,054
Lease liabilities	-	-	(49,038)	-	-	767,326	-	$718,288

	$4,165,566	$1,000,427	$(586,900)	$(67,062)	$469,725	$767,326	$(64,752)	$5,684,330

26.   Events After the Reporting Period

On May 18, 2021 the Company granted 173,650 incentive stock options to employees of the Company, subject to the approval of the TSX Venture Exchange. The stock options are exercisable for a period of five years at a price of CDN $19.62 per share, and vest 25% after each of four months, one year, two years, and three years after the grant date.

On May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26	Promissory Note dated June 26, 2020 for CDN $50,000
10.27	Promissory Note dated June 29, 2020 for $100,000
10.28	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30	Certification of Chief Executive Officer
10.31	Certification of Chief Financial Officer
10.32	Section 906 Certification of Chief Executive Officer
10.33	Section 906 Certification of Chief Financial Officer

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: June 29, 2021

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer