Form 20-F/A
period 2021-03-31
GREENPOWER MOTOR Co INC.
filed 2021-07-06
CIK 1584547

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

Not applicable.

EXPLANATORY NOTE

This Amendment No. 1 (the "Form 20-F/A") to the Annual Report on Form 20-F of GreenPower Motor Company Inc. ("GreenPower") for the fiscal year ended March 31, 2021 (the "Form 20-F) which was filed with the Securities and Exchange Commission (the "SEC") on June 29, 2021, is being filed for the purpose of adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

In addition, this Form 20-F/A is being filed for the purpose of amending the cover page of the Form 20-F to indicate that GreenPower has filed Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Except as described above, no changes have been made to the Original Form 20-F, and this Amendment does not amend, update or change any other items or disclosures in the Original Form 20-F. Further, this Amendment does not reflect subsequent events occurring after the filing date of the Original Form 20-F or modify or update in any way disclosures in the Original Form 20-F.

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

GreenPower Motor Company Inc.

Date: July 6, 2021

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer