Form 20-F
period 2022-03-31
GREENPOWER MOTOR Co INC.
filed 2022-07-29
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

#240-209 Carrall Street

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

23,148,038 Common Shares Without Par Value

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

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

Such risks are discussed in Item 3.D "Risk Factors". In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B - "Business Overview", Item 5 - "Operating and Financial Review and Prospects" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following information represents selected financial information for our company for the years ended March 31, 2022, March 31, 2021 (as restated), March 31, 2020 (as restated), March 31, 2019, and March 31, 2018 from our audited consolidated financial statements. The summarized financial information presented below is derived from and should be read in conjunction with our consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2022	Year Ended March 31, 2021 (as restated)		Year Ended March 31, 2020 (as restated)	Year Ended March 31, 2019	Year Ended March 31, 2018
Revenue	$17,236,773	$13,286,184		$14,397,158	$6,082,561	$3,516,156
Cost of Sales	$13,360,068	$9,706,044		$10,344,333	$4,224,419	$2,267,765
Gross Profit	$3,876,705	$3,580,140		$4,052,825	$1,858,142	$1,248,391
Expenses	$18,279,046	$11,371,215		$8,974,872	$6,324,062	$4,603,714
Loss from Operations	$(14,402,341)	$(7,791,075)		$(4,922,047)	$(4,465,920)	$(3,355,323)
Loss for the Year	$(15,009,920)	$(7,836,754)		$(5,145,966)	$(4,544,151)	$(2,774,140)
Total Comprehensive Loss	$(15,049,333)	$(7,815,585)		$(5,166,790)	$(4,567,842)	$(2,752,826)
Loss per Common Share, Basic and Diluted	$(0.69)	$(0.43)	$	$(0.34)	$(0.34)	$(0.21)

Please refer to Note 26 of GreenPower’s consolidated audited financial statements for the years ended March 31, 2022, 2021 and 2020 for details on the restatement of revenue and cost of sales in our consolidated statements of operations for the years ended March 31, 2021 and 2020.

Consolidated Statements of Financial Position Data	As at March 31, 2022	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019	As at March 31, 2018
Cash and restricted cash	$6,888,322	$15,207,948	$451,605	$198,920	$1,007,329
Working Capital (deficit)	$31,581,470	$30,808,375	$743,131	$(155,176)	$2,180,184
Total assets	$49,606,932	$39,619,355	$13,207,679	$11,910,299	$7,490,466
Total liabilities	$15,221,739	$3,466,907	$14,382,635	$11,995,935	$5,322,721
Accumulated deficit	$(46,359,308)	$(31,625,388)	$(23,852,634)	$(18,706,668)	$(14,080,139)
Shareholder's equity (deficit)	$34,385,193	$36,152,448	$(1,174,956)	$(85,636)	$2,167,745

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

Risks Related to Our Business

The COVID-19 global pandemic has had and may continue to have, a material adverse impact on our business and financial condition

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2022, we generated a loss of $15,049,333 bringing our accumulated deficit to $46,359,308.

We have historical annual revenue of less than $18 million and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric buses is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

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

Our vehicles are eligible for vouchers from specific government programs, including the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero-Emission Incentive program ("NJZIP"), the New York Truck Voucher Incentive Program ("NYTVIP"), Transport Canada -  or the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

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

Our line of credit contains covenant restrictions that may limit our ability to access funds on the line of credit or engage in other commercial activities.

The terms of our line of credit contains, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment.

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

Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our common shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending March 31, 2022 or for future taxable years.

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a corporation incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "GreenPower Motor Company Inc." with an authorized share structure of unlimited number of common shares and preferred shares without par value. Our principal place of business is located at Suite 240-209 Carrall Street, Vancouver, British Columbia V6J 2B2, Canada and our telephone number is (604) 563-4144.

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

In November 2015, we entered into a letter of intent with the Greater Victoria Harbour Authority and CVS Cruise Victoria Ltd. to lease our EV 550 double decker buses, which were delivered to CVS Cruise Victoria Ltd. in February 2018. By mid-2016, our company was offering a suite of transit buses ranging in length from 30 feet to 45 feet, a 45-foot coach bus, a 45-foot double decker, and a school bus.

In December 2016, we announced that the California Air Resources Board had awarded $9.5 million to the City of Porterville to deploy 10 GreenPower EV 350 40-foot transit buses and to install 11 charging stations on its transit routes. Two EV 350 buses were delivered to the City of Porterville in the year ended March 31, 2018, and another 6 buses were delivered in the year ended March 31, 2019. The 9th bus was delivered during the quarter ended June 30, 2019 and the final bus was delivered to the City of Porterville during the quarter ended September 30, 2019.

In June 2018, our company appointed Creative Bus Sales as our exclusive sales agent. Creative Bus Sales is the largest bus dealer in the United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff. Upon the expiry of this contract in 2021 it was not renewed. In June 2022 GreenPower entered into a dealership agreement with CBS under which they are the exclusive dealer of GreenPower BEAST Type D and Nano BEAST Type A school buses in the state of California.

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

During the year ended March 31, 2021, the Company delivered a total of 74 buses, including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star. Included in the 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles subsequently sold were 13 EV Stars where the leases were originally entered into during the year ended March 31, 2020.

During the year ended March 31, 2022 GreenPower delivered a total of 93 vehicles, including 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold.

During the year ended March 31, 2022 GreenPower completed a significant partnership with the state of West Virginia, under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. In February 2022 GreenPower signed a contract to sell 1,500 EV Star CC’s to Workhorse Group, Inc. which they will use to produce Workhorse branded panel vans for the North American market.

Throughout the year ended March 31, 2022, there were a number of notable firsts for GreenPower. We were recognized by the NJ ZIP program as the first OEM dealer to apply for a voucher redemption in the state. GreenPower has been actively pursuing sales in New Jersey and has seen significant demand in the state for its 22-foot cargo van, which was its first sale of this new product. In addition, GreenPower launched the Nano-BEAST, which is GreenPower's new all-electric Type A school bus and has seen significant interest in the product from a number of recent events.

During July 2022 GreenPower closed an asset purchase agreement under which GreenPower purchased certain assets of Lion Truck Body. The purchase price was comprised of upfront cash payments totaling $215,000, the assumption of certain liabilities totaling $1.45 million, and remaining cash payments of up to $25,000, which remain subject to customary adjustments and other post-closing conditions.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville with a carrying value of approximately $800,000 as at March 31, 2022, and in electric buses and EV equipment with a carrying value of $2.1 million as at March 31, 2022. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the TSX Venture exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• low total cost-of-ownership vs. conventional gas or diesel-powered vehicles;

• lower maintenance costs;

• reduced fuel expenses;

• satisfaction of government mandates to move to zero-emission vehicles; and

• decreased vehicle emissions and reduction in carbon footprint.

We currently sell and lease our vehicles to customers directly and through a network of distributors in different regions of the United States, and directly to customers in Canada. GreenPower's all-electric zero-emission vehicles are eligible for various funding programs, vouchers and incentives, including:

  the California HVIP program;
  the British Columbia Specialty Use Vehicle Program;
  the New York State voucher program;
  the New Jersey Zero Emission Program;
  the EPA's Clean School Bus Program;
  the VW Mitigation Trust Fund;
  CARES ACT federal funding; and
  California Air Quality Management District funding.

Products

EV Star

The GreenPower EV Star minibus is a purpose built, zero-emission, multi-utility vehicle capable of a range of up to 150 miles.  The 25-ft EV Star is designed from the ground up to be battery electric and is offered in 6 configurations.  This includes the base model which seats up to 19 passengers, a RHD version of the base madel, and the EV Star Plus, which features a wider body and seats up to 24. These models can be used for paratransit, employee shuttles, micro transit, and vanpool services. The EV Star is the only class 4 electric vehicle that can be built to meet Buy America Compliance and is Altoona tested. The seating layout is customizable to an operator's needs with multiple configurations and multiple ADA positions. Additionally, the EV Star CarGo and the EV Star CarGo Plus are both commercially available, zero-emissions transport and delivery vehicles.  The EV Star CarGo is a van with a capacity of 570 cubic feet and a payload of up to 6,000 pounds. The CarGo plus has a payload of up to 5,000 pounds and 833 cubic feet of storage with an optional lift gate. For customers that wish to use their own body, the EV Star cab and chassis is a purpose-built all electric platform that can be configured with a range of options to serve markets, such as last mile delivery, refuse trucks, and many more. All EV Star platforms are equipped with both J1772-2 and CCS DC Fast charging.  They can fully charge in as little as 2 hours or overnight. The EV Star platform can also be configured with an autonomous option and wireless charging.

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

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 26 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV250 features a Siemens ELFA traction motor, a 260-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV350

The EV350 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV350 features a Siemens ELFA traction motor, battery capacity of up to 400 kwh, and a range of up to 212 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV550 features a Siemens ELFA traction motor, a 500-kWh battery capacity, and a range of up to 175 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

BEAST Type-D and Nano-BEAST Type A School Bus

GreenPower's Type-D School Bus and Nano-BEAST Type A School Bus are marketed under the trade name Battery Electric Automotive School Transportation, or the BEAST, features a clean sheet build that was designed from the ground-up around its electric drive and battery systems.  The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

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

Technology

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other electric vehicle ("EV") manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack from our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products. The performance of EV battery technology has improved dramatically over the past ten years while at the same time the cost of this key component has declined.

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

Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts. We also maintain a network of dealers across our core markets in the US.

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. Our current core products are the six models under our EV Star platform, and our two models of all-electric school buses, being the Type D BEAST and the TYPE A Nano BEAST. Our sales plan is to meet with the top potential customers and obtain purchase orders for new electric vehicles for their production vehicle requirements.

Strategic Relationships

GreenPower maintains a dealer network across the United States. During the year ended March 31, 2022 we signed dealership agreements that will expand GreenPower's sales footprint into new territories including the states of Arizona, Nevada, and Washington State, New Jersey, NY State, and several specialized dealership relationships in the state of California. This expansion continues with dealer agreements in process covering BEAST, Nano BEAST and EV Stars in over 10 additional states with multiple dealer relationships in larger markets. Secondly, GreenPower completed a significant partnership with the state of West Virginia, under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. Finally, GreenPower signed a contract to sell 1,500 EV Star CC's to Workhorse which they will use to produce Workhorse branded panel vans for the North American market.

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

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Proterra	35' and 40'
	Bluebird	Class 7 and 8, 40' to 59'
	Eldorado	30' to 39'

School Buses
	GreenPower	BEAST Type D, Nano BEAST Type A
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Phoenix Motors	Type A
	Thomas Built	Type C
	Navistar	Type C

Shuttle Buses
	GreenPower	EV Star and EV 250
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Zeus 300 and 400 cutaway
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV
	Lightning	E-450 shuttle bus

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Lightning Systems	Ford transit 350HD cutaway
	Zenith Motors	Cargo Van

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

There is a body of legislation that requires that new model buses be tested before they can be purchased with funds from the US Federal Transportation Authority ("FTA"), and that defines the required testing and provides funding for these federally mandated tests. This legislation includes The Surface Transportation and Uniform Relocation Assistance Act of 1987, Section 317: Bus Testing; the Intermodal Surface Transportation Efficiency Act of 1991; the Transportation Equity Act for the 21st Century (Public Law 105-178); and the Fixing America's Surface Transportation ("FAST") Act. The Larson Transportation Institute's Bus Research and Testing Center, located in Altoona, Pennsylvania is a federally funded bus testing site that administers the required bus tests, covering areas including safety, structural integrity, durability, performance, maintainability, noise, and fuel economy.  GreenPower's EV Star completed the Altoona Test in April 2020, and received an overall score of 92.2, which is one of the highest scores ever for a medium-duty bus.

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

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Plan of Operations

As of March 31, 2022 we had a cash and restricted cash balance of $6.9 million, working capital of $31.6 million, total assets of $49.6 million, total liabilities of $15.2 million, and an operating line of credit with a credit limit of up to $8 million, subject to margining requirements, with a drawn balance of $5.8 million as at March 31, 2022.

We are currently producing our various models of EV Stars with contract manufacturers in Asia, with final assembly in Porterville. We are set up for complete vehicle assembly at our facility in Porterville and are currently manufacturing 4 Buy America EV Stars in Porterville for a transit customer. We received the final report from the federally sponsored Altoona testing of our EV Star in April 2020. This structural and durability test, along with Buy America manufacturing capabilities, is required for the use of Federal Transit Administration funding. GreenPower's EV Star is the only Class 4 all-electric vehicle that has passed Altoona testing, and received one of the highest Altoona testing score of any medium and heavy-duty vehicle of any type.

Our current leased facilities in Porterville are sufficient for our current level of production of EV Stars and school buses to be sold in California. Our company owns a 9.3 acre parcel of land in the City of Porterville, which we are in the process of selling. GreenPower has entered into a lease purchase agreement with the state of West Virginia for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. To date, this development and other principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from our CEO, and from our company's operating line of credit with the Bank of Montreal.

We have expanded our personnel over the past year, and we anticipate that we will need to hire additional staff for the increased production of vehicles as well as for several other requirements including Sales, Service, Engineering, QA/QC, Operations, Finance, Production Planning, Project Management and Procurement.

We anticipate that we need to raise additional capital in the near-term to meet our growth objectives, including the expansion of our production capacity, for working capital, and to hire and retain employees for this growth. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

C. Organizational Structure

GreenPower Motor Company Inc. is incorporated in the Province of British Columbia, Canada and has the following wholly-owned subsidiaries as of the date of this report:

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. Lion Truck Body Incorporated (incorporated in the State of Nevada)

9. EA Green-Power Private Ltd. (incorporated in India)

10. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

D. Property, Plants and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a three-year lease of this office on January 24, 2014, and have entered into subsequent leases of this same space, including our current lease which expires on October 31, 2022. The office space is 869 square feet, and the current annual rent is CDN$30.50 per square foot plus a pro-rata share of operating costs and property taxes. We are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, sales, marketing and support at a leased property at 8885 Haven Avenue, Suite 270, Rancho Cucamonga, CA 91730. The current lease expires in March 2024 and the monthly rent is $8,080 per month, plus a pro-rata share of operating costs and property taxes.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527. The original lease was entered into on August 1, 2018 and terminated on August 1, 2019. The current lease on this property commenced August 1, 2019, and terminates August 1, 2022. Rent is currently $5,200 per month. We also lease a second manufacturing facility and assembly facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 which commenced on October 1, 2018 and ends on September 30, 2022 with the option to extend the lease for an additional three years. The current monthly rent is $14,370 per month plus a pro-rata portion of operating costs and property taxes.

The principal capital expenditures of GreenPower has been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $801,317 as at March 31, 2022) which we are in the process of selling, and in electric buses and EV equipment with a carrying value of approximately $2.1 million as at March 31, 2022. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants and common shares, proceeds from the exercise of warrants and stock options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

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

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322, working capital of $31,581,470, accumulated deficit of ($46,359,308), and shareholder's equity of $34,385,193. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million with available liquidity of approximately $2.2 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and other industries in general could negatively affect the business and may make it more difficult to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

A. Operating Results

The following table summarizes selected financial data for our company for the years ended March 31, 2022, March 31, 2021 and March 31, 2020 from our audited consolidated financial statements. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2022	Year Ended March 31, 2021 (as restated)	Year Ended March 31, 2020 (as restated)
Revenue	$17,236,773	$13,286,184	$14,397,158
Cost of Sales	$13,360,068	$9,706,044	$10,344,333
Gross Profit	$3,876,705	$3,580,140	$4,052,825
Expenses	$18,279,046	$11,371,215	$8,974,872
Loss from Operations	$(14,402,341)	$(7,791,075)	$(4,922,047)
Loss for the Year	$(15,009,920)	$(7,836,754)	$(5,145,966)
Total Comprehensive Loss	$(15,049,333)	$(7,815,585)	$(5,166,790)
Loss per Common Share, Basic and Diluted	$(0.69)	$(0.43)	$(0.34)

Revenue and Gross Profit

Revenue for the year ended March 31, 2022 of $17,236,773, a 30% increase from the prior year, was generated from the sale and lease of 93 vehicles including 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. Revenue for the year ended March 31, 2021 of $13,286,184, an 8% decrease from the prior year, was generated the sale and lease of 74 buses including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star.

Cost of sales during the year ended March 31, 2022 was $13,360,068 (2021 - $9,706,044, 2020 - $10,344,333) yielding a gross profit of $3,876,705 (2021 - $3,580,140, 2020 - $4,052,825), and a gross profit margin of 22.5% (2021 - 26.9%, 2020 - 28.2%).

The gross profit margin in the year ended March 31, 2022 was negatively affected by a write down of inventory of $153,798 during the year. The gross profit margin was also lower due to the sale of certain vehicles coming off lease at a low margin, and due to the increased sales of BEAST Type D school buses during the period, which generate a lower average gross profit margin than sales of other vehicles, including EV Stars.

Expenses

During the year ended March 31, 2022, we generated a loss from operations of ($14,402,341) compared to ($7,791,075) during the year ended March 31, 2021 and ($4,922,047) during the year ended March 31, 2020, and we generated a total comprehensive loss of ($15,049,333) compared to ($7,815,585) during the year ended March 31, 2021 and ($5,166,790) during the year ended March 31, 2020.

For the year ended March 31, 2022 expenses totaled $18,279,046 compared to $11,371,215 for the year ended March 31, 2021 and $8,974,872 for the year ended March 31, 2020. The major components of expenses during these three periods are described further below.

Administrative fees totaled $5,807,744 compared to $3,747,761 for the year ended March 31, 2021 and $3,313,934 for the year ended March 31, 2020. The increase in administrative fees over these periods was primarily driven by increases in the number of Greenpower's employees. Greenpower had a total of 69 employees as at March 31, 2022, 55 employees as at March 31, 2021, and 48 employees as at March 31, 2020.

Interest and accretion expense totaled $515,668 for the year ended March 31, 2022, $1,598,588 for the year ended March 31, 2021, and $2,133,824 for the year ended March 31, 2020. Interest and accretion expense is comprised of accrued and paid interest on GreenPower's operating line of credit, convertible debentures, promissory note payable, lease liabilities, note payable, and loans from related parties, as well as accretion on the convertible debentures, and amortization of the fair value of the warrants granted to the CEO and Chairman and Director for providing personal guarantees on the Company's operating line of credit. This expense decreased in the year ended March 31, 2022 compared to the prior year, as during the year the Company did not have loans to related parties, the drawn balance on the Company's operating line of credit was nil for the majority of the year, and there were no convertible debentures outstanding. This expense declined in the year ended March 31, 2021 compared with the year ended March 31, 2020, in line with increases in the Company's borrowing activities over the same period.

Product development costs totaled $1,381,101 for the year ended March 31, 2022 compared to $939,949 for the year ended March 31, 2021, and $973,146 for the year ended March 31, 2020. The change in product development costs in each these years reflected the change in revenue in each period, as this expense was primarily driven by warranty accruals and other costs relating to the development of GreenPower's various categories of all-electric vehicles.

Insurance expenses totaled $1,244,505 for the year ended March 31, 2022 compared to $596,932 in the year ended March 31, 2021, and $396,684 in the year ended March 31, 2020. Insurance costs increased during each of the past 3 years due to higher coverage on GreenPower's General Liability and dealership policies, and higher premiums on GreenPower's D&O policy as a result of the Nasdaq uplisting.

Sales and marketing expenses totaled $686,544 for the year ended March 31, 2022 compared to $234,445 in the year ended March 31, 2021, and $549,750 in the year ended March 31, 2020. These costs include salaries for employees engaged in sales and marketing activities and selling and marketing costs including attendance at trade shows, industry event sponsorships, and related sales and marketing activities. The increase in the year ended March 31, 2022 and the decline in the year ended March 31, 2021 was due to the significant reduction of travel and trade show activity due to government health restrictions and stay in place orders caused by the COVID-19 pandemic during the year ended March 31, 2021.

Share-based payments expense totaled $5,771,475 during the year ended March 31, 2022 compared to $2,098,761 in the year ended March 31, 2021, and $308,106 in the year ended March 31, 2020. These expenses relate to the non-cash amortization of the cost of stock options granted to directors, officers, employees and consultants that are recognized over time based on the stock options' vesting terms and director, officer, and employee turnover.

Transportation costs for the year ended March 31, 2022 were $231,472 (2021 - $161,017, 2020 - $255,535), and relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America.

Professional fees for the year ended March 31, 2022 totaled $1,207,920, (2021 - $486,425, 2020 - $303,541) and consist of legal and audit fees. The increase in these fees during the year ended March 31, 2022 relate primarily to increases in legal fees associated with ongoing litigation related to the prior CEO, a previous employee, and to the settlement of a dispute with a dealer. Increases in the year ended March 31, 2021 compared to the prior year were associated with the Company's Nasdaq uplisting and common share offering.

Other operating expenses during the year ended March 31, 2022 were comprised of depreciation of $661,958 (2021 - $437,263, 2020 - $578,555), office expenses of $419,398, (2021 - $325,324, 2020 -$206,035), and an allowance for credit losses of $8,940, (2021 - $333,929, 2020 - $46,447), non-cash foreign exchange (losses) / gains that totaled ($65,117) in the year ended March 31, 2022, (2021 - ($193,798), 2020- $439,209), and other income in the year ended March 31, 2022 of $364,296 (2021 - nil, 2020 - nil), resulting in a loss from operations for the year ended March 31, 2022 of ($14,402,341), (2021 - ($7,791,075), 2020 - ($4,922,047)).

For the year ended March 31, 2022, after recognition of a write down of assets of $607,579, (2021 - $45,679, 2020 -$223,919), and a cumulative translation reserve of ($39,413), (2021 - $21,169, 2020 - ($20,824)) resulted in a consolidated net comprehensive loss of ($15,049,333), (2021 - ($7,815,585), 2020 - ($5,166,790)).

B. Liquidity and capital resources

Liquidity

At March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322 and working capital of $31,581,470. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2022 the Line of Credit had a drawn balance of $5,766,379. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Capital Resources

Year ended March 31, 2022 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

Effective April 19, 2022, subsequent to our year end, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

As of our March 31, 2022 year end, the Company had an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this report  have been retroactively restated to give effect to this share consolidation.

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

The Company had the following incentive stock options granted under the 2019 Plan, and the 2016 Plan, that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	March 31, 2022
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1,071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

As at March 31, 2022, there were 612,152 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2022, 99,284 options were forfeited or expired.

On May 18, 2021 the Company granted 173,650 options to employees with a term of five years and an exercise price of CDN$19.62 per share which vest 25% after 4 months, after years 1, 2, and 3.

On December 10, 2021 the Company granted 693,000 options with a term of five years and an exercise price of CDN$16.45 per share, comprised of:

  350,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;
  278,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;
  65,000 stock options to two consultants which vest 25% after 4 months, and then 25% after six months, nine months and twelve months.

On February 11, 2022 the Company granted 50,000 stock options to an employee. The stock options have an exercise price of CDN$8.32 per share, a term of 3 years, and are exercisable after six months.

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options. 5,357 stock options expired unexercised as at May 26, 2022.

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period the Company issued 3,322 shares to employees of GreenPower, pursuant to the exercise of 3,322 stock options at a weighted average price of CDN $3.37 per option, for gross proceeds of CDN $11,204. In addition, subsequent to the end of the year a total of 5,357 options exercisable at $5.25 per share expired unexercised and a total of 42,536 options exercisable at a weighted average price of $14.25 per share were forfeited. In July 2022 GreenPower issued 15,000 stock options to an employee with an exercise price of C$4.25 per share, which vests 25% after 4 months, and then 25% after years 1, 2 and 3.

As at March 31, 2022, the Company had an outstanding warrant balance of nil. The following table summarizes GreenPower's warrant activity during the year:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.09	$3.41	NA
Weighted Average Life		0.6 years				NA

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants expired unexercised. During the year ended March 31, 2022 the Company issued the following common shares from the exercise  of warrants:

  628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of  628,571 warrants;
  544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and
  685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of    685,714 warrants, and
  66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

Cash Flows

	For the years ended
	March 31
	2022	2021	2020
Cash flow from (used in) operations	$(20,343,748)	$(16,392,222)	$(5,113,692)
Cash flow from (used in) investing	$(536,093)	$(352,682)	$(161,860)
Cash flow from (used in) financing	$12,664,774	$31,523,631	$5,502,752
Foreign exchange on cash	$(104,559)	$(22,384)	$25,485
Net (decrease) increase in cash	$(8,319,626)	$14,756,343	$252,685

Operating activities

Net cash used in operating activities amounted to $20.3 million for the year ended March 31, 2022. We generated a loss for the year of $15.0 million, which included approximately $7.6 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $20.9 million, accounts receivable of $1.5 million, an increase in accounts payable of $192,973, and an increase in deferred revenue of $6,389,707.

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

Investing activities

Net cash used in investing activities was $536,093 for the year ended March 31, 2022 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

Net cash used in investing activities was $352,682 for the year ended March 31, 2021 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

Net cash used in investing activities was $161,860 for the year ended March 31, 2020 and was comprised of investments in EV equipment, automobiles, computers, leasehold improvements and other items.

Financing activities

Net cash provided by financing activities amounted to $12.7 million for the year-ended March 31, 2022 due to $5.8 million from the company's operating line of credit, $6.3 million from the exercise of warrants, $1.2 million from the exercise of stock options, which were partially offset by principal payments on the Company's promissory note, principal payments on lease liabilities and other factors.

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

We have invested significant resources in developing our suite of all-electric buses. Our buses were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles, and may choose to obtain patents and licenses on our designs, processes or inventions in the future.

We have expended $1,381,101, $939,949, and $973,146 on product development costs during the years ended March 31, 2022, March 31, 2021 and March 31, 2020 respectively.

D. Trend information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of our company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

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

Basis of presentation

Statement of Compliance with IFRS

Our annual consolidated financial statements for the years ended March 31, 2022, March 31, 2021, and March 31, 2020 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying our company's accounting policies.

Basis of consolidation

Our consolidated financial statements include the accounts of our company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-22	31-Mar-21	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	N/A	Electric bus manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	N/A	Holding company
EA Green-Power Private Ltd.	India	100%	N/A	Electric bus manufacturing and distribution

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

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2022, and March 31, 2021.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2022, and March 31, 2021, the Company did not have any derivative financial assets or liabilities.

iii.  FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2022, and March 31, 2021.

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

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the year ended March 31, 2022, the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. During the year ended March 31, 2022 the Company recognized an allowance for credit losses of nil (2021 - $344,737) on its promissory note receivable.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2022 the company recognized an impairment of $43,261 (2021 - $nil) on accounts receivable related to one finance lease.

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

Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2022 and March 31, 2021 the Company had no cash equivalents.

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

Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency

GreenPower Motor Company Inc. (parent)	U.S. Dollar

GP GreenPower Industries Inc.	Canadian Dollar

GreenPower Motor Company, Inc.	U.S. Dollar

0939181 BC Ltd.	Canadian Dollar

San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar

0999314 B.C. Ltd.	Canadian Dollar

Electric Vehicle Logistics Inc.	U.S. Dollar

GreenPower Manufacturing WV Inc.	U.S. Dollar

Lion Truck Body Incorporated	U.S Dollar

EA GreenPower Private Ltd.	U.S. Dollar

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

Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2022, March 31, 2021 and March 31, 2020 the Company recorded $27,329, $2,948,718, and $463,411, respectively in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares.

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

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the  Company will comply with all conditions related to the grant. The grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future  performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans  are treated as a government grant when there is reasonable assurance that the Company will meet the terms of the  forgiveness of the loan.

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

Adoption of accounting standards

No new or amended standards were adopted during the year ended March 31, 2022.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2022 reporting period, as follows:

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

F. Tabular disclosure of contractual obligations

Other than as disclosed below, we do not have any contractual obligations as of March 31, 2022 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

March 31, 2022	Less than 3 months	3 to 12 months	One to five years
Line of credit	$5,766,379	$-	$-
Accounts payable and accrued liabilities	1,734,225	-	-
Lease liabilities	30,605	91,815	-
Other liabilities	2,142	6,425	34,265
	$7,533,351	$98,240	$34,265

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

G. Safe harbor

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 65	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.
Brendan Riley President and Director Age: 52	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.
Michael Sieffert Chief Financial Officer and Secretary Age: 47	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk Director Age: 46	Mr. Achtemichuk is presently an outside director and supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the the Nominating Committee.
Malcolm Clay Director Age: 80	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, and the Nominating Committee and is a member of the Compensation Committee.
Cathy McLay Director Age: 65	As an independent director, Ms. McLay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Ms. McLay is a member of our Audit committee and of our Compensation committee. Ms. McLay is a member and Chair and member of the Compensation Committee and is a member of the Audit Committee.
David Richardson Director Age: 70	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of our Audit Committee and the Compensation Committee.
Yanyan Zhang Vice President of Program Management Age: 36	As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.

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

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director, and is a member of the Nominating Committee. Mr. Achtemichuk was previously a Senior Vice President and Managing Director at CMLS Financial Ltd. until his retirement in 2021 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

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

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2022, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson(2) Chief Executive Officer, Chairman & Director	2022	$225,000(5)	$56,250	Nil	Nil	$281,250
Brendan Riley(3) President & Director	2022	$261,584	$72,188	Nil	$12,406	$346,178
Michael Sieffert Chief Financial Officer & Secretary	2022	$199,828	$25,009	Nil	$4,239	$229,076
Mark Achtemichuk Director	2022	$25,000	Nil	Nil	Nil	$25,000
Malcolm Clay Director	2022	$35,000	Nil	Nil	Nil	$35,000
David Richardson Director	2022	$25,000	Nil	Nil	Nil	$25,000
Cathy McLay(4) Director	2022	$30,000	Nil	Nil	Nil	$30,000
Yanyan Zhang Vice President of Program Management	2022	$94,000	Nil	Nil	Nil	$94,000

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert has been converted from CDN$ to US$ at an exchange rate of 0.8003. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2022.

(2) Fraser Atkinson was appointed our Chief Executive Officer on June 12, 2019.

(3) Brendan Riley was appointed as a director of our company on July 3, 2019.

(4) Cathy McLay was appointed as a director of our Company on January 20, 2020.

(5) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd.  per the amended Management Services Agreement between GreenPower Motor Company Inc. and Koko Financial Services Inc. dated February 26, 2020.

Employment, Consulting and Management Agreementsaaa

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

Brendan Riley

On September 19, 2016, we entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016 and his current base salary is $275,000 per annum. During the year ended March 31, 2022 Mr. Riley received an annual bonus of $72,188. Mr. Riley is eligible for stock option grants from the company's incentive stock option plan as part of his overall compensation.

Michael Sieffert

On November 15, 2018, we entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the Chief Financial Officer of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and his current base salary is CDN$250,000 per annum. During the year ended March 31, 2022 Mr. Sieffert received an annual bonus of $25,009. Mr. Sieffert is eligible for stock option grants from the company's incentive stock option plan as part of his overall compensation.

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

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2022 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2022	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Brendan Riley President & Director	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Malcolm Clay Director	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
David Richardson Director	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Cathy McLay Director	Stock Options to purchase Common Shares	50,000(1)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026
Yanyan Zhang Vice President of Program Management	Stock Options to purchase Common Shares	15,000(2)	May 18, 2021	CDN$19.62	CDN$19.62	CDN$8.64	May 18, 2026
		25,000(2)	Dec. 10, 2021	CDN$16.45	CDN$16.45	CDN$8.64	Dec. 10, 2026

Notes:

(1) Stock options vest 25% three months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

(2) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2022.

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

Nominating Committee

On August 23 2020, we adopted a Board of Director Nomination Process and is comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deems appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation Committee

We have a compensation committee comprised of the Chair, Cathy McLay, Malcolm Clay and David Richardson. We adopted a formal Compensation Committee Charter on August 23, 2020. Our compensation committee, in consultation with the Board, conducts reviews with regards to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

The following are the members of the Audit Committee as at the date hereof:

Malcolm Clay(1)	Independent(2)	Financially Literate(2)
Cathy Mclay	Independent(2)	Financially Literate(2)
David Richardson	Independent(2)	Financially Literate(2)

Notes:

(1) Chairman of the Audit Committee

(2) As defined by NI 52-110

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience with analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

At no time since the commencement of the Company's financial year ending March 31, 2022 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

D. Employees

As of March 31, 2022, 2021 and 2020 we had 69, 55 and 48 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California.

The breakdown of full-time employees by main category of activity and geographic location, as at March 31, 2022 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	48	Rancho Cucamonga, CA and Porterville, CA
Sales & Marketing	5	Rancho Cucamonga, CA, Orlando, FL, Kansas City, MO
General & Administration	11	Porterville, CA, Rancho Cucamonga, CA, Sacramento, CA, and Vancouver, British Columbia, Canada
Executives	5	Vancouver, British Columbia, Canada, and Rancho Cucamonga, CA

E. Share Ownership

As of July 29, 2022, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	2,831,835(3)	12.2%	132,143(3)	Nil
Brendan Riley President and Director	81,716(4)	*	139,284(4)	Nil
Michael Sieffert Chief Financial Officer and Secretary	30,416(5)	*	143,571(5)	Nil
Mark Achtemichuk Director	82,078(6)	*	101,429(6)	Nil
Malcolm Clay Director	599,843(7)	2.6%	87,143(7)	Nil
Cathy McLay Director	9,715(8)	*	72,857(8)	Nil
David Richardson Director	2,858,811(9)	12.3%	87,143(9)	Nil
Yanyan Zhang Vice President of Program Management	12,073(10)	*	19,107(10)	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at July 29, 2022 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators.

(2) Based on 23,151,360 common shares of our company issued and outstanding as at July 29, 2022.

(3) Mr. Atkinson holds 1,253,766 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 207,143 stock options, each of which entitles Mr. Atkinson to purchase one Share, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 50,000 of these 100,000 options will have vested within 60 days of July 29, 2022, and he owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(4) Mr. Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 214,284 stock options, each of which entitles Mr. Riley to purchase one Share, of which 14,285 stock options are exercisable at the exercise price of CDN$3.15 per Share until expiry on December 18, 2022, 14,285 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 35,714 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Riley 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 50,000 of these 100,000 options will have vested within 60 days of July 29, 2022, and he owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(5) Mr. Sieffert holds 8,000 common shares of our company directly, and 13,427 common shares of our company through his RRSP account. Mr. Sieffert also owns 500 common shares of our company in his TFSA account and 8,489 shares indirectly in a spousal RSP. Mr. Sieffert also holds 218,571 stock options, each of which entitle Mr. Sieffert to purchase one common share of our company. 50,000 stock options are exercisable at a price of CDN$3.01 per share until November 30, 2023, and 18,571 of which are exercisable at a price of CDN$2.59 per share until January 30, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Sieffert owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 50,000 of these 100,000 options will have vested within 60 days of July 29, 2022, and he owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(6) Mr. Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RSP account and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 126,429 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 42,857 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025,  all of which have fully vested as of July 29, 2022. In addition, Mr. Achtemichuk owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(7) Mr. Clay holds 578,848 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 112,143 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Clay owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(8) Ms. McLay holds 9,715 Shares directly. Ms. McLay also directly holds 97,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of CDN$2.59 per Share until January 30, 2025 which are fully vested, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, all of which have fully vested as of July 29, 2022. In addition, Ms. McLay owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(9) Mr. Richardson holds 100,714 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. (“Countryman”). Mr. Richardson also directly holds 112,143 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Richardson owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(10) Ms. Zhang owns 12,073 common shares of our company directly. In addition, Ms. Zhang holds 50,357 stock options each of which entitles Ms. Zhang to purchase one common share of our company, of which 357 stock options are exercisable at a price of CDN$3.50 per share until February 12, 2024, all of which will be exercisable within 60 days of July 29, 2022, 7,143 stock options that are exercisable at a price of CDN$2.59 per share until January 30, 2025, 3,571 of which will be exercisable within 60 days of July 29, 2022, 2,857 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, 1,429 of which will be exercisable within 60 days of July 29, 2022, 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, 7,500 of which will be exercisable within 60 days of July 29, 2022, and 25,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, 6,250 of which will be exercisable within 60 days of July 29, 2022.

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

Effective April 19, 2022, our board of directors adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. Please refer to GreenPower's Notice of Annual General Meeting and Information Circular dated April 20, 2022, as filed on Sedar and Edgar, for a copy of the 2022 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of July 29, 2022, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants
Fraser Atkinson	2,831,835(2)	12.2%	182,142(2)	Nil
David Richardson	2,858,811(3)	12.3%	73,928(3)	Nil

(1) Based on 23,151,360 common shares of our company issued and outstanding as at July 29, 2022.

(2) Mr. Atkinson holds 1,253,766 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 207,143 stock options, each of which entitles Mr. Atkinson to purchase one Share, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 50,000 of these 100,000 options will have vested within 60 days of July 29, 2022, and he owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

(3) Mr. Richardson holds Mr. Richardson holds 100,714 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. (“Countryman”). Mr. Richardson also directly holds 112,143 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, all of which have fully vested as of July 29, 2022. In addition, Mr. Richardson owns 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 25,000 of these stock options will have vested within 60 days of July 29, 2022.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 30, 2022 the registrar and transfer agent for our company reported that there were 23,151,360 common shares of our company issued and outstanding. Of these, 16,785,003 were registered to Canadian residents, including 13,208,310 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 16,785,003 shares were registered to 36 shareholders in Canada, one of which is CDS & Co. 6,366,357 of our shares were registered to residents of the United States, including 6,262,658 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 6,366,357 shares were registered to 7 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2022 there have been no transactions or loans between our company and:

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

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Salaries and Benefits (1)	$575,255	$473,841	$455,067
Consulting fees (2)	396,456	251,007	263,750
Options Vested (3)	3,242,528	1,698,487	240,996
Accommodation and Rentals (4)	-	5,749	99,705
Total	$4,214,239	$2,429,084	$1,059,518

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

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2022 includes $243,773 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2022 officers and directors of the Company exercised 281,430 stock options for common shares of the Company at a weighted average price of CDN $4.92 per share.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares, which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the Company during the year ended March 31, 2021.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Crowe Mackay LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of management, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

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

C. Material Contracts

With the exception of the contracts listed below and contracts entered into in the ordinary course of business, we have not entered into any material contracts during the last two years:

On April 29, 2020 we issued a promissory note to East West Bank for $361,900 for funding received under the U.S. Small Business Administration's Paycheck Protection Program. The promissory note has a fixed rate of interest of 1.00% per annum, and a maturity date of April 29, 2022. Monthly payments of interest only commence seven months after the date of the promissory note and the principal plus interest accrued over the first six months of the promissory note will be due at maturity. During the quarter ended September 30, 2021 the Company received notice from the SBA that the principal of $361,900 and accrued interest of $3,378 on the PPP loan has been forgiven in its entirety, and $365,278 was recognized in Other Income for the loan forgiveness.

On February 28, 2022 we entered into a Purchase and Supply agreement with Workhorse to supply them with 1,500 GreenPower EV Star Cab and Chassis vehicles.

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

I. Subsidiary Information

GreenPower Motor Company Inc. is incorporated in the Province of British Columbia, Canada and has the following wholly-owned subsidiaries as of the date of this report:

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. Lion Truck Body Incorporated (incorporated in the State of Nevada)

9. EA Green-Power Private Ltd. (incorporated in India)

10. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

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

Material Weakness in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020 we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We have corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. There was no impact on operating income or net income from these changes, and no changes to assets, liabilities and cash flow.

The deficiency in internal controls relates to our control regarding the accounting analysis of finance leases. Management has determined that the material weakness in internal control over financial reporting relates primarily to the limited technical accounting resources of the finance department at the time of the error. Management has since taken steps to hire additional finance personnel and is continuing to assess the sufficiency of its resources and implementing process and control improvements to remedy this deficiency.

Management and our audit committee has concluded that it was appropriate to restate the revenue and cost of sales for the years ended March 31, 2021 and 2020 in our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020, to correct these errors.

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

Litigation and Legal Proceedings

As of the date of this date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

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

Conflict in Ukraine

The escalating conflict in Ukraine has resulted in volatility and uncertainty on the economy and financial markets. It is uncertain how long the conflict, economic sanctions and market instability will continue and whether they will escalate further. Management has given consideration as to the impact of the conflict on the Company and concluded that there is currently no impact but there is uncertainty with respect to the potential impact on the Company's ability to raise equity or debt financing in the future.

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

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, other liabilities, promissory note payable, payroll protection loan, and lease liabilities.

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

Credit risk

The Company's exposure to credit risk is on its cash and restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2022 the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) against its accounts receivable, and nil (2021 - $344,737)    for its promissory note receivable. During the year ended March 31, 2022 the Company recognized an impairment of $43,261 on accounts receivable related to one finance lease (2021 - $nil).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements. The following table summarizes the Company's financial commitments by maturity as at March 31, 2022:

March 31, 2022	Less than 3 months	3 to 12 months	One to five years
Line of credit (Note 1)	$5,766,379	$-	$-
Accounts payable and accrued liabilities	1,734,225	-	-
Lease liabilities	30,605	91,815	-
Other liabilities	2,142	6,425	34,265
	$7,533,351	$98,240	$34,265

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

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

At March 31, 2022, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars:

Cash	$762,259
Accounts Receivable	$80,843
Lease Finance Receivable	$96,673
Accounts Payable and Accrued Liabilities	$(437,858)

The CDN/USD exchange rate as at March 31, 2022 was $0.8003 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,200 to other comprehensive income/loss.

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

During September 2020 the Company closed its initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of $37.7 million less underwriting discounts and offering costs. Under the initial public offering the Company sold 1,860,000 common shares at a price of $20.00 per common share, and in the concurrent private placement the Company sold 25,000 common shares at a price of $20.00 per share. The Company used the net proceeds from the offering for the production of all-electric vehicles including EV Stars, EV Star plus, EV Star cab and chassis, BEAST school buses, EV 250 thirty-foot low-floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at March 31, 2022. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020 we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We have corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. There was no impact on operating income or net income from these changes, and no changes to assets, liabilities and cash flow.

The deficiency in internal controls relates to our control regarding the accounting analysis of finance leases. Management has determined that the material weakness in internal control over financial reporting relates primarily to the limited technical accounting resources of the finance department at the time of the error. Management has since taken steps to hire additional finance personnel and is continuing to assess the sufficiency of its resources and implementing process and control improvements to remedy this deficiency.

Management and our audit committee has concluded that it was appropriate to restate the revenue and cost of sales for the years ended March 31, 2021 and 2020 in our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020, to correct these errors.

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

Changes In Internal Control Over Financial Reporting

During the period ended March 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth information regarding the amount billed and accrued to us by Crowe Mackay for the fiscal years ended March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Audit fees	$125,000	$125,000
Other fees	64,565	17,267
Tax fees	6,000	3,000
Total:	$195,565	$145,627

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars. Our consolidated financial statements were audited by Crowe Mackay LLP, Vancouver, BC (PCAOB #1462).

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2022, March 31, 2021 and March 31, 2020

(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC. Consolidated Financial Statements (Expressed in US Dollars)

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2022, 2021, and 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended March 31, 2022, 2021, and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern Uncertainty

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Restatement

As discussed in Note 26 to the consolidated financial statements, certain 2021 and 2020 comparative financial results have been restated to correct an accounting error.

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

Vancouver, Canada

June 30, 2022

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Financial Position As at March 31, 2022 and 2021 (Expressed in US Dollars)

	March 31, 2022	March 31, 2021
Assets
Current
Cash and restricted cash (Note 3)	$6,888,322	$15,207,948
Accounts receivable, net of allowances (Note 4)	2,916,991	4,447,617
GST receivable	89,511	91,755
Current portion of finance lease receivables (Note 5)	443,880	308,505
Inventory (Note 6, Note 7)	32,254,854	12,461,967
Prepaids and deposits	501,519	423,146
	43,095,077	32,940,938
Non-current
Promissory note receivable (Note 7)	-	99,346
Finance lease receivables (Note 5)	2,951,859	3,613,886
Right of use assets (Note 8)	116,678	355,178
Property and equipment (Note 9)	3,443,317	2,146,576
Non current portion of prepaids and deposits	-	46,692
Deferred financing fees (Note 13)	-	416,738
Other assets	1	1
	$49,606,932	$39,619,355
Liabilities
Current
Line of credit (Note 10)	$5,766,379	$-
Accounts payable and accrued liabilities (Note 19)	1,734,225	1,294,056
Deferred revenue (Note 16)	3,578,877	125,005
Current portion of warranty liability (Note 22)	313,517	101,294
Current portion of promissory note payable (Note 15)	-	346,166
Current portion of lease liabilities (Note 8)	120,609	266,042
	11,513,607	2,132,563
Non-current
Payroll protection program loan (Note 23)	-	365,278
Deferred revenue (Note 16)	2,935,835	-
Lease liabilities (Note 8)	-	120,609
Other liabilities	42,831	-
Warranty liability (Note 22)	729,466	848,457
	15,221,739	3,466,907
Equity (Deficit)
Share capital (Note 11)	70,834,121	61,189,736
Reserves	10,038,816	6,677,123
Accumulated other comprehensive loss	(128,436)	(89,023)
Accumulated deficit	(46,359,308)	(31,625,388)
	34,385,193	36,152,448
	$49,606,932	$39,619,355

Nature and Continuance of Operations and Going Concern - Note 1

Contingencies - Note 24

Events After the Reporting Period - Note 27

Approved on behalf of the Board on June 30, 2022

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Operations and Comprehensive Loss For the Years Ended March 31, 2022, 2021, and 2020 (Expressed in US Dollars)

	March 31,	March 31, 2021	March 31, 2020
	2022	(as restated - note 26)	(as restated - note 26)
Revenue (Note 21)	$17,236,773	$13,286,184	$14,397,158
Cost of Sales	13,360,068	9,706,044	10,344,333
Gross Profit	3,876,705	3,580,140	4,052,825
Sales, general and administrative costs
Administrative fees (Note 19)	5,807,744	3,747,761	3,313,934
Depreciation (Notes 8 and 9)	661,958	437,263	578,555
Product development costs	1,381,101	939,949	973,146
Office expense	419,398	325,324	206,035
Insurance	1,244,505	596,932	396,684
Professional fees (Note 19)	1,207,920	486,425	303,541
Sales and marketing (Note 19)	686,544	234,445	549,750
Share-based payments (Notes 12 and 19)	5,771,475	2,098,761	308,106
Transportation costs (Note 19)	231,472	161,017	255,535
Travel, accomodation, meals and entertainment (Note 19)	641,500	217,023	348,524
Allowance for credit losses (Notes 4 and 7)	8,940	333,929	46,447
Total sales, general and administrative costs	18,062,557	9,578,829	7,280,257

Loss from operations before interest, accretion and foreign exchange	(14,185,852)	(5,998,689)	(3,227,432)

Interest and accretion	(515,668)	(1,598,588)	(2,133,824)
Other Income (Note 23)	364,296	-	-
Foreign exchange (loss) / gain	(65,117)	(193,798)	439,209

Loss from operations for the year	(14,402,341)	(7,791,075)	(4,922,047)

Other item
Write down of assets (Notes 4, 7 and 9)	(607,579)	(45,679)	(223,919)

Loss for the year	(15,009,920)	(7,836,754)	(5,145,966)

Other comprehensive income / (loss)
Cumulative translation reserve	(39,413)	21,169	(20,824)

Total comprehensive loss for the year	$(15,049,333)	$(7,815,585)	$(5,166,790)

Loss per common share, basic and diluted	$(0.69)	$(0.43)	$(0.34)
Weighted average number of common shares outstanding, basic and diluted	21,877,488	18,116,129	15,207,446

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Changes in Equity (Deficit) For the Years ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2019	13,458,208	$12,984,796	$383,094	$5,342,510	$(89,368)	$(18,706,668)	$(85,636)

Shares issued in private placement of units	1,873,536	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(463,411)	-	-	-	-	(463,411)
Shares issued for exercise of warrants	17,857	66,624	-	(18,209)	-	-	48,415
Fair value of stock options exercised	119,292	277,455	-	(116,768)	-	-	160,687
Shares issued for conversion of debentures	17,857	27,261	(3,588)	-	-	-	23,673
Share-based payments	-	-	-	308,106	-	-	308,106
Cumulative translation reserve	-	-	-	-	(20,824)	-	(20,824)
Net loss for the year	-	-	-	-	-	(5,145,966)	(5,145,966)

Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000
Share issuance costs	-	(2,948,718)	-	-	-	-	(2,948,718)
Shares issued for exercise of warrants	1,672,028	5,357,775	-	(772,408)	-	-	4,585,367
Shares issued for conversion of debentures	1,703,240	3,720,199	(315,506)	-	-	-	3,404,693
Reclassify matured convertible debentures not converted	-	-	(64,000)	-	-	64,000	-
Fair value of stock options exercised	145,537	467,755	-	(164,869)	-	-	302,886
Share-based payments	-	-	-	2,098,761	-	-	2,098,761
Cumulative translation reserve	-	-	-	-	21,169	-	21,169
Net loss for the year	-	-	-	-	-	(7,836,754)	(7,836,754)
Net fractional shares as a result of share consolidation	5	-	-	-	-	-	-

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	-	(27,329)
Shares issued for exercise of warrants	1,925,656	7,305,834	-	(994,161)	-	-	6,311,673
Fair value of stock options exercised	329,822	2,365,880	-	(1,139,621)	-	-	1,226,259
Fair value of stock options forfeited	-	-	-	(276,000)	-	276,000	-
Share-based payments	-	-	-	5,771,475	-	-	5,771,475
Cumulative translation reserve	-	-	-	-	(39,413)	-	(39,413)
Net loss for the year	-	-	-	-	-	(15,009,920)	(15,009,920)

Balance, March 31, 2022	23,148,038	$70,834,121	$-	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2022	2021	2020

Cash flows from (used in) operating activities
Loss for the year	$(15,009,920)	$(7,836,754)	$(5,145,966)
Items not affecting cash
Allowance for credit losses	8,940	333,929	46,447
Depreciation	661,958	437,263	578,555
Share-based payments	5,771,475	2,098,761	308,106
Accretion and income	(7,034)	168,029	608,411
Amortization of deferred financing fees	416,738	628,483	619,394
Write down of assets	607,579	45,679	223,919
Payroll Protection Loan forgiven	(365,278)	-	-
Foreign exchange loss / (gain)	65,117	193,798	(439,209)
Cash flow used in operating activities before changes in non-cash items	(7,850,425)	(3,930,812)	(3,200,343)

Changes in non-cash items:
Accounts receivable	1,478,425	(3,492,997)	404,430
GST receivable	2,244	(58,362)	65,783
Inventory	(20,864,478)	(8,757,529)	(2,675,980)
Prepaids and deposits	(73,373)	(401,063)	37,420
Finance lease receivables	287,947	22,771	25,020
Financing fees	-	-	(21,366)
Accounts payable and accrued liabilities	192,973	272,318	290,515
Deferred revenue	6,389,707	(301,152)	(397,747)
Warranty liability	93,232	254,604	358,576
	(20,343,748)	(16,392,222)	(5,113,692)

Cash flows from (used in) investing activities
Purchase of property and equipment	(536,093)	(352,682)	(161,860)
	(536,093)	(352,682)	(161,860)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	361,900	-
Repayment of loans payable to related parties	-	(2,803,863)	(358,873)
Loans from related parties	-	137,074	1,630,668
Proceeds from (repayment of) line of credit	5,766,379	(5,469,944)	1,050,037
Principal payments on promissory note	(346,166)	(58,030)	(56,939)
Principal payments on lease liabilities	(266,042)	(272,467)	(231,574)
Proceeds from issuance of common shares	-	37,700,000	4,000,000
Repayment of note payable and convertible debentures, net of conversion	-	(10,574)	(276,258)
Equity offering costs	(27,329)	(2,948,718)	(463,411)
Proceeds from exercise of stock options	1,226,259	302,886	160,687
Proceeds from exercise of warrants	6,311,673	4,585,367	48,415
	12,664,774	31,523,631	5,502,752

Foreign exchange on cash and restricted cash	(104,559)	(22,384)	25,485

Net increase (decrease) in cash and restricted cash	(8,319,626)	14,756,343	252,685
Cash and restricted cash, beginning of year	15,207,948	451,605	198,920
Cash and restricted cash, end of year	$6,888,322	$15,207,948	$451,605

Supplemental Cash Flow Disclosure Note 25

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on June 30, 2022.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322, working capital of $31,581,470, accumulated deficit of ($46,359,308), and shareholder's equity of $34,385,193. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million with available liquidity of approximately $2.2 million to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements for the years ended March 31, 2022, March 31, 2021, and March 31, 2020 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

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

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-22	31-Mar-21	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	N/A	Electric bus manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	N/A	Holding company
EA Green-Power Private Ltd.	India	100%	N/A	Electric bus manufacturing and distribution

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments Classification

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

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the carrying amount of the liability is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

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

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2022 and March 31, 2021.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2022 and March 31, 2021, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2022 and March 31, 2021.

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

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. As at March 31, 2022, the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. As at March 31, 2022 the Company recognized an allowance for credit losses of nil (2021 - $344,737) on its promissory note receivable.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2022 the Company recognized an impairment of $43,261 on accounts receivable related to one finance lease (2021 - $nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2022 and March 31, 2021 the Company had no cash equivalents.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

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

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2022, March 31, 2021 and March 31, 2020 the Company recorded $27,329, $2,948,718 and $463,411 respectively in share issuance costs on its Consolidated Statements of Changes in Equity (Deficit) in regards to the issuance of shares (Note 11).

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

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(o) Valuation of equity units issued in private placements

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

(p) Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with all conditions related to the grant. The grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the Company will meet the terms of the forgiveness of the loan

(q) Provisions and contingent liabilities

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(r) Leases (continued)

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

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re- measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(s) Adoption of accounting standards

No new or amended standards were adopted during the year ended March 31, 2022.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2022 reporting period, as follows:

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

3. Cash and Restricted Cash

As at March 31, 2022 the Company has a cash and restricted cash balance of $6,888,322 (2021 - $15,207,948), which is comprised of cash totaling $884,784 (2021-$15,096,200), and restricted cash of $5,949,985 (2021 - nil) associated with deposits under a customer contract and restricted cash of $53,553 (2021 - $111,748), related to a contract for the sale of vehicles that will be returned to the Company two years after the acceptance of the vehicles by the customer, both of which are on deposit at major financial institutions in the United States. The Company has no cash equivalents as at March 31, 2022 or at March 31, 2021. Subsequent to the year-end Restricted Cash balance of $53,553 related to a contract for the sale of vehicles was returned to the Company (Note 26).

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2022 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $44,579 as at March 31, 2022 (2021 - $35,639) is warranted. During the year ended March 31, 2022 $43,261 (2021 - nil) in accounts receivable associated with one customer was written down due to an increase in credit risk.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

5. Finance Lease Receivables

GreenPower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2022 the Company had a total of 48 (2021 - 52) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (2021 - 2) vehicle on lease that was determined to be operating leases. During the year ended March 31, 2022, the Company entered into a mutual release agreement with the lessee of 28 (2021 - 30) EV Stars which were accounted for as finance leases, where SJVEL subsequently sold the vehicles to a third party, and one mutual release for an EV 250 (2021-nil) that was subsequently transferred to Property Plant and Equipment. For operating leases, lease payments are recognized in revenue when earned.

For the year ended March 31, 2022, selling profit on finance leases was $725,814 (2021 - $2,533,833, 2020 - $865,009). The following table illustrates Finance Lease Receivables as at March 31, 2022 and as at March 31, 2021:

	For the years ended
	March 31, 2022	March 31, 2021
Lease finance receivable, beginning of year	$3,922,391	$1,330,291
Investment recognized	1,150,360	3,693,094
Investment derecognized	(1,389,065)	(1,078,223)
Lease payments received	(511,000)	(226,616)
Interest income recognized	223,053	203,845

Lease finance receivable, end of year	$3,395,739	$3,922,391

Current portion of Finance Lease Receivable	$443,880	$308,505

Long Term Portion of Finance Lease Receivable	$2,951,859	$3,613,886

Payments to be received on Finance Lease Receivables (undiscounted):

31-Mar-22
Year 1	$792,115
Year 2	1,224,975
Year 3	785,861
Year 4	328,058
Year 5	332,184
Year 6	551,500
less: amount representing interest income	(618,954)
Finance Lease Receivable	$3,395,739
Current Portion of Finance Lease Receivable	$443,880
Long Term Portion of Finance Lease Receivable	$2,951,859

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

6. Inventory

The following is a listing of inventory as at March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Work in Process	$17,025,863	$10,048,518
Finished Goods	15,228,991	2,413,449
Total	$32,254,854	$12,461,967

During the year ended March 31, 2022, management wrote down the value of inventory by $153,798 (2021 - $57,261; 2020 - $nil), and this amount is included in Cost of Sales. As at March 31, 2022 management allocated $353,575 to finished goods inventory that represents the expected value of 2 EV 550s that are currently leased to a customer and are expected to be returned to the Company sometime after January 30, 2023.

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

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position. The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%. As at March 31, 2021 the Company determined there was a significant increase in credit risk compared to the prior year, and accordingly the Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a provision of CDN$455,110 or $344,737 was warranted as at March 31, 2021, and that a write down of the asset of $223,119 as at March 31, 2020 was warranted.

The Company has evaluated the carrying value of the promissory note receivable as at March 31, 2022 and at March 31, 2021 in accordance with IFRS 9. As at March 31, 2022, the Company determined that it was unlikely that CDN$1,000,000 due at the end of the lease term would be received, and accordingly has recognized the unguaranteed residual value of the vehicles in inventory.

The carrying value of the promissory note receivable as at March 31, 2022 is nil (March 31, 2021 - $99,346).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties in California for which the Company has entered into lease agreements that expired in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2022 was $116,678 (March 31, 2021 - $355,178). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2022 the Company incurred interest expense of $18,321 (2021 - $39,432; 2020 - $56,614) on the Lease Liabilities, recognized depreciation expense of $233,500 (2021 - $265,013; 2020 - $251,787) on the Right of Use Assets and made total rental payments of $284,363 (2021 - $311,899; 2020 - $288,188).

Additions to Right of Use Assets during the year was nil (2021 - nil).

For one of the leases there is an option to extend the lease for a further 36 months.

	March 31, 2022	March 31, 2021
Right of Use Assets, beginning of year	$355,178	$620,191
Additions	-	-
Depreciation	(233,500)	(265,013)
Transfer to Deposit	(5,000)	-

Right of Use Assets, end of year	$116,678	$355,178

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$122,420
thereafter	-
less amount representing interest expense	(1,811)
Lease liability	120,609
Current Portion of Lease Liabilities	120,609
Long Term Portion of Lease Liabilities	$-

Payments on leases that were classified as short-term leases for the year ended March 31, 2022 totaled $132,500 (2021 - $65,708, 2020 - $48,942). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2022 total $73,883.

On March 3, 2022 GreenPower entered into a two-year lease of an office space in Rancho Cucamonga, California with a commencement date that began on June 1, 2022 and annual lease payments of $96,960. On the commencement date of the lease GreenPower will recognize the lease liability and associated right of use asset on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

9. Property and Equipment

The following is a summary of activities for the years ended March 31, 2022, March 31, 2021 and March 31, 2020:

				Demonstration	Leased	EV		Leasehold
	Computers	Furniture	Automobiles	Electric Buses	Asset	Equipment	Land	Improvements	Total
Cost
Balance, March 31, 2020	$51,849	$43,058	$94,256	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213
Additions	41,223	15,832	150,990	-	-	142,811	600	1,226	352,682
Transfers from inventory	-	-	-	360,679	-	-	-	-	360,679
Transfers to inventory	-	-	-	(102,158)	-	-	-	-	(102,158)
Write down of asset	-	-	-	(45,679)	-	-	-	-	(45,679)
Foreign exchange translation	778	1,989	-	-	-	-	-	-	2,767
Balance, March 31, 2021	$93,850	$60,879	$245,246	$1,045,305	$672,151	$834,514	$801,317	$51,242	$3,804,504
Additions	73,340	16,811	218,829	-	-	220,771	-	49,173	578,924
Transfers from inventory	-	-	-	1,711,951	-	-	-	-	1,711,951
Transfers from finance lease receivables	-	-	-	255,059	-	-	-	-	255,059
Transfers to inventory	-	-	-	(299,538)	-	-	-	-	(299,538)
Foreign exchange translation	44	156	-	-	-	-	-	-	200
Balance, March 31, 2022	$167,234	$77,846	$464,075	$2,712,777	$672,151	$1,055,285	$801,317	$100,415	$6,051,100

Depreciation and impairment losses
Balance, March 31, 2020	$16,924	$17,011	$20,126	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684
Depreciation	20,200	7,576	19,916	65,434	8,410	40,153	-	10,561	172,250
Transfers to inventory	-	-	-	(12,770)	-	-	-	-	(12,770)
Foreign exchange translation	762	1,002	-	-	-	-	-	-	1,764
Balance, March 31, 2021	$37,886	$25,589	$40,042	$216,339	$634,030	$678,437	$-	$25,605	$1,657,928
Depreciation	39,870	9,695	39,259	197,382	33,312	90,919	-	18,020	428,458
Transfers to inventory	-	-	3,600	-	-	-	-	-	3,600
Write down of asset	-	-	-	517,626	-	-	-	-	517,626
Foreign exchange translation	43	128	-	-	-	-	-	-	171
Balance, March 31, 2022	$77,799	$35,412	$82,901	$931,347	$667,342	$769,356	$-	$43,625	$2,607,783

Carrying amounts
As at March 31, 2020	$34,925	$26,047	$74,130	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

As at, March 31, 2021	$55,964	$35,290	$205,204	$828,966	$38,121	$156,077	$801,317	$25,637	$2,146,576

As at, March 31, 2022	$89,435	$42,434	$381,173	$1,781,430	$4,809	$285,930	$801,317	$56,789	$3,443,317

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

9. Property and Equipment (continued)

During the year ended March 31, 2022 the Company transferred eight EV Stars from Inventory to PPE that were being used as demonstration vehicles, and one of these eight EV Stars was subsequently transferred to inventory and sold. The Company also transferred one EV 350 bus from inventory to Property and Equipment, that is being leased to a customer under a short-term operating lease, and one EV 250 that was previously on a finance lease where the Company and the Lessee entered into a mutual release on the finance lease. During the year ended March 31, 2022 the Company wrote down the value of Property plant and equipment to its estimated recoverable amount by a total of $517,626 associated with one EV 250, one EV 350, and two Synapse shuttle buses.

During the year ended March 31, 2021 the Company transferred one EV Star from Property and Equipment to inventory, and this vehicle was subsequently sold. We also transferred one Synapse school bus from inventory to Property and Equipment, and this vehicle was subsequently written down by $45,679 to its estimated recoverable amount.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit.

As at March 31, 2022 the Company's Line of Credit had a credit limit of up to $8,000,000 (2021 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (March 31, 2022 - 4.00%, March 31, 2021 - 3.75%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of March 31, 2022 the Company had a drawn balance of $5,766,379 (2021 - nil) on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11. Share Capital (continued)

Issued

During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.

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

As at March 31, 2022 and March 31, 2021 the Company had no shares held in escrow.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan and Plan that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	March 31, 2022
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1,071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

As at March 31, 2022, there were 612,152 stock options available for issuance under the 2019 plan. During the year ended March 31, 2022, 99,284 options were forfeited or expired.

On May 18, 2021 the Company granted 173,650 options to employees with a term of five years and an exercise price of CDN$19.62 per share which vest 25% after 4 months, after years 1, 2, and 3.

On December 10, 2021 the Company granted 693,000 options with a term of five years and an exercise price of CDN$16.45 per share, comprised of:

  350,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

  278,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

  65,000 stock options to two consultants which vest 25% after 4 months, and then 25% after six months, nine months and twelve months.

On February 11, 2022 the Company granted 50,000 stock options to an employee. The stock options have an exercise price of CDN$8.32 per share, a term of 3 years, and are exercisable after six months.

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options. 5,357 stock options expired unexercised as at May 26, 2022.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2021:

Expiry Date	Exercise Price		Balance March 31, 2020	Granted	Exercised	Forfeited or Expired	Balance March 31, 2021
May 26, 2020	CDN	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	CDN	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	CDN	$2.45	57,143	-	(57,143)	-	-
May 6, 2021	CDN	$2.45	74,286	-	(62,858)	(11,428)	-
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	75,714	-	(5,357)	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	25,000	-	(5,357)	-	19,643
January 30, 2025	CDN	$2.59	319,286	-	(5,893)	(3,571)	309,822
July 3, 2022	CDN	$4.90	-	14,286	(7,143)	-	7,143
July 3, 2025	CDN	$4.90	-	51,429	(1,786)	-	49,643
November 19, 2025	US	$20.00	-	300,000	-	-	300,000
December 4, 2025	US	$20.00	-	20,000	-	-	20,000
Total outstanding			1,018,501	385,715	(145,537)	(43,571)	1,215,108
Total exercisable			629,750				882,964
Weighted Average Exercise Price (CDN$)			$3.50	$21.70	$2.65	$3.55	$9.35
Weighted Average Remaining Life			3.0 years				3.1 years

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

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

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at March 31, 2020:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2019	Granted	Exercised	Forfeited or Expired	Balance March 31, 2020
December 23, 2019	$1.75	419,245	-	(90,721)	(328,524)	-
March 25, 2020	$1.75	28,571	-	(28,571)	-	-
May 26, 2020	$4.20	21,429	-	-	-	21,429
July 10, 2020	$3.85	7,143	-	-	-	7,143
February 4, 2021	$2.45	71,429	-	-	(14,286)	57,143
May 6, 2021	$2.45	75,714	-	-	(1,428)	74,286
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	95,000	-	-	(29,714)	65,286
May 26, 2022	$4.20	28,571	-	-	(28,571)	-
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	33,571	-	-	(8,571)	25,000
May 4, 2023	$3.50	90,000	-	-	(14,286)	75,714
November 30, 2023	$3.01	50,000	-	-	-	50,000
February 12, 2024	$3.50	92,857	-	-	(14,286)	78,571
January 30, 2022	$2.59	-	25,000	-	-	25,000
January 30, 2025	$2.59	-	319,286	-	-	319,286
Total outstanding		1,233,173	344,286	(119,292)	(439,666)	1,018,501
Total exercisable		983,388				629,750
Weighted Average Exercise Price (CDN$)		$3.15	$2.59	$1.75	$2.31	$3.50
Weighted Average Remaining Life	3.0 years

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. Stock Options (continued)

- 83,572 options to employees with an exercise price of CDN$2.59 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 17,857 options to a consultant with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months, and with a term of two years.

- 7,143 options to a consultant (IR provider) with an exercise price of CDN$2.59 per share which vest 25% after 3 months, 6 months, 9 months, and 12 months and with a term of two years.

The weighted average share price on the exercise dates for the years ending March 31, 2022, 2021, and 2020 respectively were CDN $10.87, CDN $2.65, and CDN $2.87.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2022	March 31, 2021	March 31, 2020
Share price on grant date	$16.61	$17.21	CDN$2.59
Exercise price	$16.61	$17.21	CDN$2.59
Risk-free interest rate	1.23%	0.47%	1.35%
Expected life of options	4.9 years	5 years	5 years
Annualized volatility	94%	73%	73%
Dividend rate	N/A	N/A	N/A

(1) Expected volatility in the year ended March 31, 2022 was determined by reference to the historical volatility of GreenPower's shares on the grant date, and in prior periods was determined by reference to the volatility of similar public companies.

13. Warrants

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

As at March 31, 2022 the Company had an outstanding warrant balance of nil. The following table summarizes GreenPower's warrant activity during the year:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.09	$3.41	NA

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

13. Warrants (continued)

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants expired unexercised.

During the year ended March 31, 2022 the Company issued the following common shares from the exercise of warrants:

  628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of 628,571 warrants;
  544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and
  685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of   685,714 warrants, and
  66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

As at March 31, 2021 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price		Balance March 31, 2020	Issued	Exercised	Expired	Balance March 31, 2021
May 17, 2020	CDN	$5.25	417,457	-	-	(417,457)	-
May 31, 2020	CDN	$5.25	54,929	-	-	(54,929)	-
October 17, 2020	CDN	$7.70	44,500	-	(44,498)	(2)	-
June 29, 2021	CDN	$4.55	628,571	-	-	-	628,571
September 25, 2021	CDN	$3.50	527,143	-	(36,071)	-	491,072
October 12, 2021	CDN	$3.50	775,000	-	(721,429)	-	53,571
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	866,510	-	(813,475)	-	53,035
May 8, 2023	USD	$2.6677	70,258	-	(56,555)	-	13,703
Total outstanding			4,070,082	-	(1,672,028)	(472,388)	1,925,666
Weighted Average Exercise Price (CDN$)			$4.06	NA	$3.65	$5.25	$4.06
Weighted Average Life			1.7 years				0.6 years

During the year ended March 31, 2021, a total of 472,386 warrants exercisable at CDN $5.25 per share and 2 warrants exercisable at CDN $7.70 per share unexercised.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

13. Warrants (continued)

As at March 31, 2020 the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price		Balance March 31, 2019	Issued	Exercised	Expired	Balance March 31, 2020
May 17, 2020	CDN	$5.25	417,457	-	-	-	417,457
May 31, 2020	CDN	$5.25	54,929	-	-	-	54,929
October 17, 2020	CDN	$7.70	44,500	-	-	-	44,500
June 29, 2021	CDN	$4.55	628,571	-	-	-	628,571
September 25, 2021	CDN	$3.50	527,143	-	-	-	527,143
October 12, 2021	CDN	$3.50	792,857	-	(17,857)	-	775,000
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	-	866,510	-	-	866,510
May 8, 2023	USD	$2.6677	-	70,258	-	-	70,258
Total outstanding			3,151,171	936,768	(17,857)	-	4,070,082
Weighted Average Exercise Price (CDN$)			$4.20	$3.78	$3.50	NA	$4.06
Weighted Average Life			2.3 years				1.7 years

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

The following table summarizes deferred financing fees for the years ended March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021
Deferred Financing Fees, beginning of year	$416,738	$1,045,221
less: Amortization of Deferred Financing Fees	(416,738)	(628,483)

Deferred Financing Fees, end of year	$-	$416,738

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

14. Convertible Debentures

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a). for further details.

During the year ended March 31, 2022, the Company paid interest of nil (March 31, 2021 - $203,829, March 31, 2020 - $343,722) and recognized accretion of nil (March 31, 2021 - $378,687,   March 31, 2020 - $548,882) related to its issued and outstanding convertible debentures.

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

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016. The final monthly instalment payment under the Promissory Note was made during the quarter ended December 31, 2021, and the final balloon payment of $311,764 was paid during the year ended March 31, 2022.

During the year ended March 31, 2022, the Company incurred $3,842 (March 31, 2021 - $7,530, March 31, 2020 - $8,621) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

16. Deferred Revenue

The Company recorded Deferred Revenue of $6,514,712 for invoices issued to a customer for the sale of all- electric buses which were not delivered as at March 31, 2022 (March 31, 2021 - $125,005).

	March 31, 2022	March 31, 2021
Deferred Revenue, beginning of year	$125,005	$426,157
Additions to deferred revenue during the year	7,524,411	187,535
Deposits returned	-	-
Revenue recognized from deferred revenue during the year	(1,134,704)	(488,687)
Deferred Revenue, end of year	$6,514,712	$125,005

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, promissory note payable, payroll protection loan, other liabilities, and lease liabilities.

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

Credit risk

The Company's exposure to credit risk is on its cash and restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2022 the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) against its accounts receivable (Note 4), and nil (2021 - $344,737) for its promissory note receivable (Note 7). During the year ended March 31, 2022 the Company recognized an impairment of $43,261 on accounts receivable related to one finance lease (2021 - $nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

17. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements. The following table summarizes the Company's financial commitments by maturity as at March 31, 2022:

March 31, 2022	Less than 3 months	3 to 12 months	One to five years
Line of credit (Note 1)	$5,766,379	$-	$-
Accounts payable and accrued liabilities	1,734,225	-	-
Lease liabilities	30,605	91,815	-
Other liabilities	2,142	6,425	34,265
	$7,533,351	$98,240	$34,265

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank will not do so in the future.

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

At March 31, 2022, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$762,259
Accounts Receivable	$80,843
Lease Finance Receivable	$96,673
Accounts Payable and Accrued Liabilities	$(437,858)

The CDN/USD exchange rate as at March 31, 2022 was $0.8003 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,200 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

18. Capital Management

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

As at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322 working capital of $31,581,470, accumulated deficit of ($46,359,308) and shareholder's equity of $34,385,193. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management in the prior year. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

19.         Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Salaries and Benefits (1)	$575,255	$473,841	$455,067
Consulting fees (2)	396,456	251,007	263,750
Options Vested (3)	3,242,528	1,698,487	240,996
Accomodation and Rentals (4)	-	5,749	99,705
Total	$4,214,239	$2,429,084	$1,059,518

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

19. Related Party Transactions (continued)

Accounts payable and accrued liabilities at March 31, 2022 includes $243,773 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2022 officers and directors of the Company exercised 281,430 stock options for common shares of the Company at a weighted average price of CDN $4.92 per share.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2022, March 31, 2021 and March 31, 2020 was 27.00%, 27.00%, 27.00%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2022	March 31, 2021	March 31, 2020
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(4,052,678)	$(2,115,924)	$(1,389,411)
Items not deductible for tax purposes	1,671,157	706,127	378,391
Difference in tax rate in other jurisdictions	(216,059)	(107,357)	(68,861)
Effect of change in tax rates	-	-	(31)
Expiry of loss carryforwards	-	-	40,079
Unrecognized (recognized) loss carryforwards	2,597,580	1,517,154	1,039,833
Deferred income tax expense (recovery)	$-	$-	$-

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2022 and March 31, 2021 are summarized below:

	As at
Deferred income tax assets	March 31, 2022	March 31, 2021
Non-capital loss carry-forwards	$8,625,123	$7,247,214
Investment in subsidiary	100,654	100,013
Accounts receivable, inventory, and promissory note receivable	215,539	(696,950)
Capital assets	149,810	223,078
Right of use assets and lease liabilities	5,649	15,360
Warranty provision	307,571	268,129
Other carryforward balances	2,315	2,301
Share issue costs	567,382	748,965
Unrecognized deferred tax assets	(9,974,043)	(7,908,110)
Net deferred income tax asset (liability)	$-	$-

As at March 31, 2022 and March 31, 2021 the Company has approximately $12,391,000 and $10,364,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2022 and March 31, 2021 the Company has approximately $17,693,000 and $15,287,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2042 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric transit, school and charter buses.

During the year ended March 31, 2022, the Company was economically dependent on three (2021 - three, 2020 - four) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 57%, (2021: 87%, 2020: 86%) of sales.

The Company's revenues allocated by segment for the years ended March 31, 2022, 2021 and 2020 is summarized in the following table. Included in Vehicle sales and in Revenue from operating and finance leases for the year ended March 31, 2022 is $2,970,387 (2021 - $5,765,000, 2020 - $4,197,850) in proceeds received from government vouchers for sales made to customers or lessees. Included in Vehicle sales for the year ended March 31, 2022 is $1,929,800 (2021 - $2,175,000, 2020 - $746,750) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

		For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
		(as restated - note 26)	(as restated - note 26)
Vehicle and parts sales	$13,714,227	$3,459,311	$10,438,713
Revenue from operating and finance leases	3,297,619	9,590,511	3,817,474
Accretion on promissory note	7,035	26,426	39,019
Service revenue	-	-	33,577
Finance income	217,892	199,936	68,375
EIDL grant	-	10,000	-

	$17,236,773	$13,286,184	$14,397,158

The Company's revenues allocated by geography for the years ended March 31, 2022, 2021 and 2020 is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
		(as restated - note 26)	(as restated - note 26)
United States of America	$15,972,137	$13,045,040	$14,358,139
Canada	1,264,636	241,144	39,019

Total	$17,236,773	$13,286,184	$14,397,158

The Company's property and equipment allocated by geography for the years ended March 31, 2022, and 2021 is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021
United States of America	$3,296,564	$2,139,496
Canada	146,753	7,080
Total	$3,443,317	$2,146,576

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

22. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2023 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Year ended	Year ended
	March 31, 2022	March 31, 2021
Opening balance	$949,751	$695,147
Warranty additions	456,779	311,863
Warranty disbursements	(278,726)	(64,871)
Warranty expiry	(85,251)	-
Foreign exchange translation	430	7,612
Total	$1,042,983	$949,751

Current portion	$313,517	$101,294
Long term portion	729,466	848,457
Total	$1,042,983	$949,751

23. Paycheck Protection Program Loan

On April 29, 2020, the Company was approved for a $361,900 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA"). The PPP is a loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan had a term of two years, is unsecured, and bears interest at 1% per annum. During the quarter ended September 30, 2021 the Company received notice from the SBA that the principal of $361,900 and accrued interest of $3,378 on the PPP loan has been forgiven in its entirety, and $365,278 was recognized in Other Income for the loan forgiveness.

24.  Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

25. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Interest paid	$102,307	$744,422	$965,548
Interest received	$247,307	$199,936	$68,375
Taxes paid	$-	$-	$-

Non-cash investing and financing transactions:
Fair value of stock options exercised	$1,139,621	$164,869	$116,768
Fair value of warrants exercised	$994,161	$772,408	$18,209
Shares issued for conversion of debentures	$-	$3,404,693	$23,673
Accretion income on promissory note receivable	$7,034	$(26,426)	$(39,019)
Accretion expense on convertible debentures	$-	$378,687	$548,882
Accrued interest on paycheck protection program loan	$-	$3,378	$-
Right of use asset acquired	$-	$-	$172,404
Property and equipment through financing	$42,831	$-	$-
Assets transferred from Inventory to Property and equipment	$1,408,813	$271,291	$212,890

The following changes in liabilities arose from financing activities during the year ended March 31, 2022:

		Cash Flows		Non Cash Changes
					Accretion and
	31-Mar-21	Advances	Repayment	Forgiveness	accrued interest	Recognize	F/X Changes	31-Mar-22
Paycheck Protection Loan	$365,278	$-	$-	$(365,278)	$-	$-	$-	$-
Promissory note payable	346,166	-	(346,166)	-	-	-	-	-
Line of credit	-	5,766,379	-	-	-	-	-	5,766,379
Lease liabilities	386,651	-	(266,042)	-	-	-	-	120,609
Other liabilities	-	-	-	-	-	42,831	-	42,831
	$1,098,095	$5,766,379	$(612,208)	$(365,278)	$-	$42,831	$-	$5,929,819

The following changes in liabilities arose from financing activities during the year ended March 31, 2021:

		Cash Flows			Non Cash Changes
						Accretion and	Recognize
	31-Mar-20	Advances		Repayment	Conversion	accrued interest	Lease Liabilities	F/X Changes	31-Mar-21
Loans payable to related parties	$2,700,625	$137,074		$(2,803,863)	$-	$(187,610)	$-	$153,774	$-
Paycheck Protection Loan	-	361,900		-	-	3,378	-	-	365,278
Promissory note payable	404,196	-		(58,030)	-	-	-	-	346,166
Note payable	10,574	-		(10,574)	-	-	-		-
Convertible debentures	2,995,136	-		-	(3,404,693)	378,687	-	30,870	-
Line of credit	5,469,944	-		(5,469,944)	-	-	-	-	-
Lease liabilities	659,118	-		(272,467)	-	-	-	-	386,651
	$12,239,593	$498,974	$		$(3,404,693)	$194,455	$-	$184,644	$1,098,095

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

25. Supplemental Cash Flow Disclosure (continued)

The following changes in liabilities arose from financing activities during the year ended March 31, 2020:

		Cash Flows		Non Cash Changes
						Recognize
	31-Mar-19	Advances	Repayment	Conversion	Accretion	Lease Liabilities	F/X Changes	31-Mar-20
Loans payable to related parties	$1,498,907	$1,630,668	$(358,873)	$-	$-	$-	$(70,077)	$2,700,625
Promissory note payable	461,135	-	(56,939)	-	-	-	-	404,196
Note payable	268,946	-	(276,258)	-	-	-	17,886	10,574
Convertible debentures	2,737,054	-	-	(23,673)	548,882	-	(267,127)	2,995,136
Line of credit	4,419,907	1,050,037	-	-	-	-	-	5,469,944
Lease liabilities	718,288	-	(231,574)	-	-	172,404	-	659,118
	$10,104,237	$2,680,705	$(923,644)	$(23,673)	$548,882	$172,404	$(319,318)	$12,239,593

26. Restatement

On adoption of IFRS 16 Leases, management performed an evaluation of the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases. In this initial determination, management excluded the present value of the purchase option on finance leases from revenue and instead recorded the present value of the purchase option against cost of sales. After discussion with experts and further consideration of interpretations of IFRS 16, the Company has changed its determination of revenue and cost of sales at lease inception for finance leases to include the present value of the purchase option on finance leases. In addition, the Company has identified an error in the calculation of revenue and cost of sales associated with cancelled leases and subsequent vehicle sales that took place in the year ended March 31, 2020. The Company has corrected these errors and restated the presentation of revenue and cost of sales in its consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020, as noted below.

There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow.

	For the years ended,
	March 31, 2021	March 31, 2020

Revenue as previously stated	$11,884,578	$13,500,403

Restatement to revenue	1,401,606	896,755

Revenue as restated	$13,286,184	$14,397,158

Cost of Sales as previously stated	$8,304,438	$9,447,578

Restatement to cost of sales	1,401,606	896,755

Cost of Sales as restated	$9,706,044	$10,344,333

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2022, 2021 and 2020 (Expressed in US Dollars)

27. Events After the Reporting Period

Subsequent to the end of the reporting period the Company issued 3,322 shares to employees of GreenPower, pursuant to the exercise of 3,322 stock options at a weighted average price of CDN $3.37 per option, for gross proceeds of CDN $11,204. In addition, subsequent to the end of the quarter a total of 5,357 options exercisable at $5.25 per share expired unexercised and a total of 42,536 options exercisable at a weighted average price of $14.25 per share were forfeited.

As at March 31, 2022 the Company had a restricted cash balance of $53,553 on deposit at a major financial institution in the United States (Note 3) which was returned to the Company subsequent to the year-end.

On March 3, 2022 GreenPower entered into a two-year lease of an office space in Rancho Cucamonga, California with a commencement date that began on May 1, 2022. On the commencement date of the lease GreenPower will recognize the lease liability and associated right of use asset on its consolidated financial statements. The payments under this lease are $8,080 per month.

Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 2, 2022 GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "Lessor") for a six acre parcel of land including an 80,000 square foot manufacturing facility with Additional Parcels to be acquired bordering the property totaling approximately five acres, in South Charleston, West Virginia. Occupancy of the property is scheduled for August 2022 and the term of the lease-purchase contract is sixteen years. Under the terms of the contract, monthly payments of $50,000 will begin nine months after the occupancy date and applied against the $6.7 million without the Additional Parcels or $8.0 million if the Additional Parcels are acquired by the Lessor. Subject to meeting employment targets at the property, GreenPower is eligible for forgiveness of up to $1,300,000 for the initial target and then $500,000 for every 100 employees thereafter, and title to the property, including the Additional Parcels if applicable, will transfer to GreenPower upon payment of the total loan amount less any applicable loan forgiveness. On the commencement date of the lease GreenPower will recognize the lease liability and associated asset on its consolidated financial statements.

During May and June, 2022 GreenPower received 5 loans totaling CAD$2,325,000 from a company that is beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

Exhibits
(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26*	Promissory Note dated June 26, 2020 for CDN $50,000
10.27*	Promissory Note dated June 29, 2020 for $100,000
10.28*	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29*	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30*	Vehicle Purchase and Sale Agreement Between Workhorse Group, Inc. and GreenPower Motor Company, Inc.
10.31	Consent of Independent Registered Public Accounting Firm
10.32	Certification of Chief Executive Officer
10.33	Certification of Chief Financial Officer
10.34	906 Certification of Chief Executive Officer
10.35	906 Certification of Chief Financial Officer
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: July 29, 2022

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer