Form 20-F
period 2023-03-31
GREENPOWER MOTOR Co INC.
filed 2023-07-24
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

24,716,628 Common Shares Without Par Value

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Not applicable.

Explanatory Note

GreenPower Motor Company Inc. (“GreenPower”, “we”, “our”, “us”, “the Company”) is a Canadian issuer that is permitted to prepare this Annual Report on Form 20-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company’s common shares are listed on the Nasdaq Stock Exchange (the “Nasdaq”) under the trading symbol “GP” and on the Toronto Stock Exchange under the trading symbol “GPV”.

All amounts presented are in United States dollars unless otherwise indicated.

In this Annual Report, references to "GreenPower", "we", "our", "us", "the Company" or similar terms refer to GreenPower Motor Company Inc. and our subsidiaries, on a consolidated basis.

Forward-Looking Statements

This Annual Report on Form 20-F may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this Annual Report on Form 20-F may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled "Risk Factors", uncertainties and other factors, which may cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

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

The Company faces risks that are discussed in Item 3.D "Risk Factors". In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B - "Business Overview", Item 5 - "Operating and Financial Review and Prospects" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

Not Applicable

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

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2023, we generated a loss of $15.0 million bringing our accumulated deficit to $60.8 million.

During the year ended March 31, 2023 we generated annual revenue of $39.7 million and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases or inflation in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business. Based on these factors, the Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

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

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles (“EV’s”) may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our vehicles are eligible for vouchers from specific government programs, including the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero-Emission Incentive program ("NJZIP"), the New York Truck Voucher Incentive Program ("NYTVIP"), or the Specialty-Use Vehicle Incentive Program ("SUVI") funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

To date the vast majority of our electric vehicle sales have been in the state of California, in part due to subsidies and grants for electric vehicles and electric charging infrastructure available from the California state government. In some cases these grants or subsidies have covered the entire vehicle cost, and in many cases the grants or subsidies have reduced the net cost to our customers to a point that the vehicle is less expensive than purchasing a comparable diesel powered vehicle. Any reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

We may in be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our financial statements. The Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC’s which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to nonpayment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company. However, we may in the future determine that these claims become material or we may be subject to other claims that alone or in addition to other claims are considered to be material, and require recognition as a provision or contingent liability on our financial statements.

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

The trade agreement with China includes tariffs on goods imported to the US from China, and these tariffs negatively impact our financial performance, financial position, and financial results

The United States and China signed a trade agreement in January 2020 that led to the implementation of tariffs on several hundred billion dollars of annual Chinese imports to the United States. GreenPower's vehicles include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China to the United States will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced increased shipping costs and have experienced shipping constraints which increased our costs and prevented us from delivering vehicles to customers on a timely basis. A continuation or escalation of these trends may negatively impact our financial results and ability to grow our business

Shipping costs have grown significantly since the fall of 2020 due to a number of factors, including strong international trade growth, imbalances in global trade, port congestion, port closures, vessel delays and other factors.

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

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Our board of directors has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital-intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

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

Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our common shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending March 31, 2023 or for future taxable years.

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

Additional information related to us is available on SEDAR at www.sedar.com and www.greenpowermotor.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and the Company's filings can be found on this site at http://www.sec.gov. We do not incorporate the contents of our website or of sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report.

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

In June 2018, our company appointed Creative Bus Sales ("CBS") as our exclusive sales agent. Creative Bus Sales is the largest bus dealer in the United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff. Upon the expiry of this contract in 2021 it was not renewed. In June 2022 GreenPower entered into a dealership agreement with CBS under which they are the exclusive dealer of GreenPower BEAST Type D and Nano BEAST Type A school buses in the state of California.

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

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share, and the uplisting of the Company's shares to the Nasdaq stock exchange. Management also announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, raising gross proceeds of $37.7 million before underwriting discounts and other costs.

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

During the year ended March 31, 2022 GreenPower completed a significant partnership through the signing of a Memorandum of Understanding ("MOU") with the state of West Virginia. Following the MoU, GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. In February 2022 GreenPower signed a contract to sell 1,500 EV Star CC's to Workhorse Group, Inc. which they will use to produce Workhorse branded panel vans for the North American market.

During the year ended March 31, 2023, the Company delivered a total of 299 vehicles, which were comprised of 226 EV Star CC's, 40 EV Star 22 foot cargo, 3 EV Star Cargo Plus, 19 EV Stars, 7 BEAST Type D school buses, 2 Nano BEAST Type A school buses, and 2 EV 250's, and generated record annual revenue of $39.7 million, which was an increase of 130% over the prior year. GreenPower completed the acquisition of Lion Truck Body ("Lion") during July 2022. Lion manufactures and installs a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flat bed and service body. This acquisition allows GreenPower to vertically integrate an important component of its supply chain, and GreenPower intends to leverage the business's capabilities to capture new lines of business and improve its product offering for customers. Over the course of the year GreenPower has brought in changes in management, key staff, and has implemented operational improvements. In addition, we developed two new products: an all-electric reefer body, and a lightweight aluminum stake bed, both built on the EV Star cab and chassis platform.

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20 million. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the year ended March 31, 2023, the Company sold 1,565,268 common shares under the ATM program for gross proceeds of approximately $4.9 million.

The principal capital expenditures of our company have been in electric buses, EV equipment, automobiles and tools and equipment, the carrying value of which is $2.6 million as at March 31, 2023. During the year ended March 31, 2023, GreenPower sold a 9.3 acre parcel of land in the City of Porterville for gross proceeds of $950,000. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

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

We currently sell and lease our vehicles to customers directly and through a network of dealers in different regions of the United States, and directly to customers in Canada. GreenPower's all-electric zero-emission vehicles are eligible for various funding programs, vouchers and incentives, including:

•	the California HVIP program;
•	the British Columbia Specialty Use Vehicle Program;
•	the Transport Canada iMHZEV Program
•	the New York State voucher program;
•	the New Jersey Zero Emission Program;
•	the EPA's Clean School Bus Program;
•	the VW Mitigation Trust Fund;
•	CARES ACT United States federal funding; and
•	California Air Quality Management District funding.

Products

EV Star

The GreenPower EV Star is a purpose built, zero-emission, multi-utility vehicle capable of a range of up to 150 miles. The 25-ft EV Star is designed from the ground up to be battery electric and is offered in 6 configurations. This includes the base model which seats up to 19 passengers, a Right Hand Drive ("RHD") version of the base model and the EV Star Plus, which features a wider body and seats up to 24. These models can be used for paratransit, employee shuttles, micro transit, and vanpool services. The EV Star is the only class 4 electric vehicle that can be built to meet Buy America Compliance and is Altoona tested. The seating layout is customizable to an operator's needs with multiple configurations and multiple positions, including with disability lifts. Additionally, the EV Star CarGo and the EV Star CarGo Plus are both commercially available, zero-emissions transport and delivery vehicles. The EV Star CarGo is a van with a capacity of 570 cubic feet and a payload of up to 6,000 pounds. The CarGo plus has a payload of up to 5,000 pounds and 833 cubic feet of storage with an optional lift gate. For customers that wish to use their own body, the EV Star cab and chassis is a purpose-built all electric platform that can be configured with a range of options to serve markets, such as last mile delivery, refuse trucks, and many more. All EV Star platforms are equipped with both J1772-2 and CCS DC Fast charging. They can fully charge in as little as 2 hours or overnight. The EV Star platform can also be configured with an autonomous option and wireless charging.

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

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 26 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV250 features a Siemens traction motor, a 260-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using standard chargers that are readily available on the open market and capable of ultra-fast charging.

EV350

The EV350 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV350 features a Siemens traction motor, battery capacity of up to 400 kwh, and a range of up to 212 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV550 features a Siemens traction motor, a 500-kWh battery capacity, and a range of up to 175 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

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

The GreenPower Nano BEAST a 25-ft Type A school bus with seating for 24 passengers design with optional wheelchair seating. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 118-kWh advanced battery system, the Nano BEAST has a reliable range of up to 150 miles on a single charge. This is paired with a state of the art TM4 electric drivetrain that is rated maintenance free for one million kilometers. With J1772 Level 2 charging and DC fast charging with rates up to 61 kw.

Technology

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other EV manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack from our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products.

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

Locations and Facilities

Our primary production and assembly facility is located at 90 W Poplar, Porterville, California, where we occupy a 50,000 sq. ft. facility that is used for the production, assembly, maintenance and service of our products. We also have additional space in Porterville, CA with approximately 20,000 sq. ft. that we use for production, storage, and that includes offices.

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance CA as part of the Lion Truck Body acquisition. In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which will be used for GreenPower's North American school bus manufacturing operations.

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

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. Our current core products are the six models under our EV Star platform, our two models of all-electric school buses, being the Type D BEAST and the TYPE A Nano BEAST. Our sales plan is to meet with the top potential customers and obtain purchase orders for sales of GreenPower all-electric vehicles.

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2023 GreenPower established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Washington State, West Virginia, and several specialized dealership relationships in the state of California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

GreenPower has established a significant partnership with the state of West Virginia under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. Finally, GreenPower has a contract in place to sell 1,500 EV Star CC's to Workhorse.

GreenPower utilizes a proprietary network of contract manufacturers for the majority of its production and has established relationships with multiple contract manufacturers for different vehicle models and for different stages of production,. In addition, GreenPower maintains important relationships with parts and component suppliers both in North America and internationally.

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

During 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

During 2020 California Governor Newsom announced an executive order that requires that by 2035 all new cars and passenger trucks sold in California must be zero-emission vehicles and announced that the Air Resources Board will develop regulations requiring that require that by 2045 all operations of medium and heavy duty vehicles shall be zero-emission vehicles, and during the year the Air Resources Board approved new regulations that requires truck manufacturers to transition to electric zero-emission trucks by 2024.

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

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to fines and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards.

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

Legal Proceedings

We are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote and estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and the Company is evaluating its response to this claim.

Plan of Operations

As of March 31, 2023 we had a cash balance of $0.6 million, working capital of $27.7 million, total assets of $63.5 million, total liabilities of $35.9 million, and an operating line of credit with a credit limit of up to $8 million, subject to margining requirements, with a drawn balance of $6.6 million as at March 31, 2023.

We are currently producing various models of EV Stars with contract manufacturers in Asia, with final assembly in Porterville, CA. GreenPower's EV star completed the federally sponsored Altoona test in April 2020. This structural and durability test, along with Buy America manufacturing capabilities, is required for the use of Federal Transit Administration funding. GreenPower completed its first two deliveries of Buy America built EV Stars during the year ended March 31, 2023. GreenPower utilizes multiple contract manufacturers in Asia to manufacture its other vehicle models and is currently building out its school bus manufacturing facility in South Charleston West Virginia, where it will manufacture its Type A Nano BEAST and Type D BEAST school buses.

Our primary production and assembly facility is located at 90 W Poplar, Porterville, California, where we occupy a 50,000 sq. ft. facility that is used for the production, assembly, maintenance and service of our vehicles, as well as parts inventory and distribution. We also have additional space in Porterville, CA with approximately 20,000 sq. ft. that we use for production, storage, and that includes offices.

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance CA as part of the Lion Truck Body acquisition. In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which will be used for GreenPower's North American school bus manufacturing operations. Our U.S. operations, sales and marketing office is located at 8885 Haven Avenue, Rancho Cucamonga, California. Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

We have expanded our personnel over the past year, primarily from the acquisition of Lion Truck Body, and from the hiring of new employees in the state of West Virginia to be based out of the West Virginia manufacturing facility.

To date, we have funded our operations and business expansion with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, related party loans, and from our company's operating line of credit with the Bank of Montreal. We anticipate that we will need to raise additional capital in the near-term to meet our growth objectives, including for working capital investments, for expanding our business operations, and to hire and retain employees for this growth. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. Lion Truck Body Incorporated (incorporated in the State of Nevada)

9. EA Green-Power Private Ltd. (incorporated in India)

10. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

D. Property, Plant and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a lease of this office in January, 2014, and have entered into subsequent leases of this same space, including our current lease which expires on October 31, 2023. The office space is 869 square feet, and the current annual rent is CDN$30.50 per square foot plus a pro-rata share of operating costs and property taxes. We are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, sales, marketing and support at a leased property at 8885 Haven Avenue, Rancho Cucamonga, CA 91730. The current lease expires in January 2025 and the monthly rent is $18,012 per month, plus a pro-rata share of operating costs and property taxes.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527. Rent is currently $6,250 per month, and the lease expires on July 31, 2023. We also lease a facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 where we are engaged in the assembly, maintenance and service of our vehicles, and where we maintain a vehicle parts inventory and distribution. The current monthly rent is $18,144 per month plus a pro-rata portion of operating costs and property taxes. This lease is month to month and can be cancelled by the lessor or the lessee with no less than 60 days notice.

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance CA as part of the Lion Truck Body acquisition. This lease expires in December 2024 and has a current lease rate of $16,711 per month.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which will be used for GreenPower’s North American school bus manufacturing operations. Under the terms of this lease, GreenPower is required to make $50,000 monthly payments, and GreenPower is eligible forgiveness on the lease of up to $1.3 million for meeting the initial employment target at the property by December 31, 2024, and then $500,000 for every 100 employees hired after meeting the initial employment target. Title to the property will transfer to GreenPower once the lease and incentive payments total $6.7 million.

The principal capital expenditures of our company have been in electric buses, EV equipment, automobiles and tools and equipment, the carrying value of which is $2.6 million as at March 31, 2023. During the year ended March 31, 2023, GreenPower sold a 9.3 acre parcel of land in the City of Porterville for gross proceeds of $950,000. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, and from our company's $8 million operating credit line with the Bank of Montreal.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

N/A

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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

Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on July 13, 2023.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and interpretations, as issued by the International Accounting Standards Board on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company’s operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2023, the Company had a cash balance of $600,402, working capital, defined as current assets less current liabilities, of $27,655,892, accumulated deficit of ($60,790,972), and shareholders’ equity of $27,662,006, and the Company recorded a loss of ($15,043,857) for the year ended March 31, 2023.  These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company’s operating line of credit and, from time to time, and at its discretion, selling common shares through the Company’s At the Market Equity offering (“ATM”).

A. Operating Results

The following table compares the annual results of GreenPower for the years ended March 31, 2023, 2022 and 2021. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2023 to	2022 to	2023 to	2022 to
	2023	2022	2021	2022	2021	2022	2021
Revenue	$39,695,890	$17,236,773	$13,286,184	130.3%	29.7%	$22,459,117	$3,950,589
Cost of sales	32,445,836	13,360,068	9,706,044	142.9%	37.6%	19,085,768	3,654,024
Gross Profit	7,250,054	3,876,705	3,580,140	87.0%	8.3%	3,373,349	296,565
Gross profit margin¹	18.3%	22.5%	26.9%	-4.2%	-4.5%

Sales, general and administrative costs
Salaries and administration	7,394,085	5,807,744	3,747,761	27.3%	55.0%	1,586,341	2,059,983
Depreciation	1,219,223	661,958	437,263	84.2%	51.4%	557,265	224,695
Product development costs	2,090,338	1,381,101	939,949	51.4%	46.9%	709,237	441,152
Office expense	920,468	419,398	325,324	119.5%	28.9%	501,070	94,074
Insurance	1,801,665	1,244,505	596,932	44.8%	108.5%	557,160	647,573
Professional fees	1,477,094	1,207,920	486,425	22.3%	148.3%	269,174	721,495
Sales and marketing	818,289	686,544	234,445	19.2%	192.8%	131,745	452,099
Share-based payments	3,645,893	5,771,475	2,098,761	-36.8%	175.0%	(2,125,582)	3,672,714
Transportation costs	324,773	231,472	161,017	40.3%	43.8%	93,301	70,455
Travel, accomodation, meals and entertainment	748,299	641,500	217,023	16.6%	195.6%	106,799	424,477
Allowance for credit losses	95,153	8,940	333,929	964.4%	-97.3%	86,213	(324,989)
Total sales, general and administrative costs	20,535,280	18,062,557	9,578,829	13.7%	88.6%	2,472,723	8,483,728
Loss from operations before interest, accretion and foreign exchange	(13,285,226)	(14,185,852)	(5,998,689)	-6.3%	136.5%	900,626	(8,187,163)

Interest and accretion	(1,549,769)	(515,668)	(1,598,588)	200.5%	-67.7%	(1,034,101)	1,082,920
Other Income	72,867	364,296	-	NM	NM	(291,429)	364,296
Foreign exchange loss	(30,897)	(65,117)	(193,798)	-52.6%	-66.4%	34,220	128,681
Loss from operations for the year	(14,793,025)	(14,402,341)	(7,791,075)	2.7%	84.9%	(390,684)	(6,611,266)

Other item
Write down of assets	(250,832)	(607,579)	(45,679)	-58.7%	NM	356,747	(561,900)

Loss for the year	(15,043,857)	(15,009,920)	(7,836,754)	0.2%	91.5%	(33,937)	(7,173,166)
Other comprehensive income / (loss)
Cumulative translation reserve	(13,007)	(39,413)	21,169	NM	NM	26,406	(60,582)
Total comprehensive loss for the year	$(15,056,864)	$(15,049,333)	$(7,815,585)	NM	NM	$(7,531)	$(7,233,748)
Loss per common share, basic and diluted	$(0.64)	$(0.69)	$(0.43)	-7.2%	60.5%	$0.05	$(0.26)
Weighted average number of common shares outstanding, basic	23,522,755	21,877,488	18,116,129	7.5%	20.8%	1,645,267	3,761,359

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

Change in Revenue

The annual increase in revenue for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $22,459,117 or 130.3%. This increase was the result of an additional 206 vehicles delivered during the year ended March 31, 2023 compared to the prior year.

The annual increase in revenue for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $3,950,589 or 29.7%. This increase was the result of an additional 31 vehicles delivered during the year ended March 31, 2022 compared to the prior year.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual increase in cost of sales for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $19,085,768 or 142.9%, resulting in an increase in gross profit of $3,373,349 or 87.0%. During the year ended March 31, 2023 GreenPower delivered a total of 299 vehicles compared to 93 in the prior year, an increase of 206 vehicle deliveries. The increase in cost of sales and gross profit over the year was due to the increase in unit sales, which was primarily comprised of lower cost vehicle models, as well as an increase in shipping and other conversion costs included in cost of sales.

The annual increase in cost of sales for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $3,654,024 or 37.6%, resulting in an increase in gross profit of $296,565 or 8.3%. During the year ended March 31, 2022 GreenPower delivered a total of 93 vehicles compared to 62 in the prior year, an increase of 31 vehicle deliveries. The increase in cost of sales and gross profit over the year was due to the increase in unit sales.

Gross profit margin (defined as gross profit over sales) for the years ended March 2023, 2022 and 2021 was 18.3%, 22.5% and 26.9% respectively. Gross profit margin declined by 4.2% between March 31, 2023 and March 31, 2022 due to increased sales under a high volume contract, which were at a lower gross profit margin than sales in the prior year, which were primarily comprised of lower volume sales at a higher gross profit margin. In addition, the decline in gross profit margin during the year ended March 31, 2023 compared to the prior year was due to an increase in shipping costs that was driven by a higher percentage of sales outside of the state of California, compared to the prior year. Gross profit margin declined by 4.5% between March 31, 2022 and March 31, 2021 due to the product mix of sales, including sales of BEAST school buses and EV Star Cargos at a lower margin than sales during the year ended March 31, 2021.

Change in Salaries and Administration

The annual increase in salaries and administration expense for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $1,586,341 or 27.3%. There were 112 employees at March 31, 2023 and 69 employees at March 31, 2022 due to the expansion of our business in West Virginia, and in California primarily due to the acquisition of Lion Truck Body, which increased salary expense. In addition, the increase was also due to salary increases for existing employees, and due to the implementation of a defined contribution retirement plan for US employees.

The annual increase in salaries and administration expense for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $2,059,983 or 55.0%. There were 69 employees at March 31, 2022 and 55 employees at March 31, 2021, and the increase in salary and administration expense was due to an increase in the number of employees, due to salary increases, commissions and bonuses paid to existing employees, due to the implementation of a defined contribution retirement plan for US employees, and due to an increase in other administration costs.

Change in Depreciation

The annual increase in depreciation for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $557,265 or 84.2%. Approximately $340,000 of this increase was from an increase in depreciation on right of use assets, with the remainder from an increase in depreciation expense on GreenPower's property, plant and equipment acquired during the year, including assets acquired in the Lion Truck Body acquisition.

The annual increase in depreciation for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $224,695 or 51.4%. The increase in depreciation during the year was due to increased depreciation of property, plant and equipment, which was partially offset by a reduction in depreciation on right of use assets.

Change in Product Development Costs

The annual increase in product development costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $709,237 or 51.4%. This increase was due to increased warranty expense accrual, which is a fixed percentage of sales, offset by a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities.

The annual increase in product development costs for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $441,152 or 46.9%. This increase was primarily due to increased warranty expense accrual, which is a fixed percentage of sales, as well as an increase in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities.

Change in Share-Based Payments

Share based payments for the year ended March 31, 2023 compared to the prior year declined by $2,125,582 or 36.8%. For the year ended March 31, 2022 there was an increase in share based payments expense of $3,672,714 or 175.0%. Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant and recognized in earnings over the stock option's vesting period. The reduction in share based payment expense during the year ended March 31, 2023 compared to the prior year was due to a lower stock option expense recognized during the year ended March 31, 2023 compared to the year ended March 31, 2022, and due to an increase in forfeited stock options during the year ended March 31, 2023, which reduced share based payments expense. The increase in share-based payment expense during the year ended March 31, 2022 compared to the prior year was from an increase in stock option expense recognized compared to the prior year, primarily from stock options granted during the year ended March 31, 2022 and during the year ended March 31, 2021.

Change in Transportation Costs

The annual increase in transportation costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $93,301 or 40.3%. This increase was due to increased costs related to shipping vehicles for non-sales purposes, as well as for expenses associated with company vehicles and transportation.

The annual increase in transportation costs for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $70,455 or 43.8%. This increase was primarily due to increased company vehicle expenses during the year ended March 31, 2022, which was driven by increased business activity compared to the year ended March 31, 2021, which was negatively impacted by COVID related factors.

Change in Interest and Accretion

Interest and accretion increased in the year ended March 31, 2023 compared to the year ended March 31, 2022 by $1,034,101, or 200.5%, and decreased by $1,082,920 or 67.7% in the year ended March 31, 2022 compared to the year ended March 31, 2021. The increase in interest and accretion expense in the year ended March 31, 2023 compared to the prior year was due to an increase in interest bearing debt during the year, including loans from related parties, the term loan assumed in the acquisition of Lion Truck Body, as well as due to the increase on the variable rate of interest on the Company's $8 million operating line of credit, which increased by 4.0% over the year. In addition, the increase was due to non-cash interest expense associated with deferred revenue. The decrease in interest and accretion expense in the year ended March 31, 2022 compared to the prior year was due to a reduction in the average daily outstanding balance of interest bearing debt and due to a reduction in deferred financing fees included in interest and accretion during the year ended March 31, 2022 compared to the prior year.

Change in Other Income

During the years ended March 31, 2023, GreenPower recognized other income of $72,867 from the gain on a sale of property during the year and recognized $364,296 in other income during the year ended March 31, 2022 from the forgiveness of a payroll protection loan during the year. GreenPower did not recognize other income during the year ended March 31, 2021. Changes in other income recognized during each of these years was due to these non-recurring events in each period.

Change in Office Expense

Office expense increased by $501,070 or 119.5% during the year ended March 31, 2023 compared to the prior year, and $94,074 or 28.9% during the year ended March 31, 2022 compared to the prior year. The increase in office expense during the year ended March 31, 2023 was due to increases in rental expense as well as an increase in maintenance and utilities expense both of which were primarily due to the increased number of properties leased by the Company compared to the prior year. The increase in office expense during the year ended March 31, 2022 compared to the prior year was primarily due to an increase in rental expense and building, maintenance and utilities expense due to an increase in leased office space and leased vehicle storage space.

Change in Insurance Expense

Insurance expense increased by $557,160 or 44.8% during the year ended March 31, 2023 compared to the prior year due to increased insurance requirements from a growth in GreenPower's business and operations, including from the acquisition of Lion Truck Body, from the new property lease and business expansion in West Virginia, and from growth in the Company's core business and operations.

Insurance expense increased by $647,573 or 108.5% during the year ended March 31, 2022 compared to the prior year from increases in the Company's insurance coverage requirements due to general business growth, and due to an increase in directors and officers insurance, which increased after GreenPower's Nasdaq uplisting.

Change in Professional Fees

Professional fees increased by $269,174, or 22.3%, during the year ended March 31, 2023 compared to the prior year, primarily due to an increase in audit and accounting fees. Professional fees increased by $721,495 or 148.3% during the year ended March 31, 2022 compared to the prior year due to increased legal costs associated with general corporate matters and litigation, as well as due to an increase in audit and accounting fees.

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

The annual increase in sales and marketing costs for the year ended March 31, 2023 compared to the prior year was $131,745 or 19.2% and was caused by a general expansion of the Company's sales and marketing activities year over year. The annual increase in sales and marketing expense for the year ended March 31, 2022 compared to the prior year was $452,099 or 192.8%, due to a return to normal levels of sales and marketing activities as Covid-19 restrictions were lifted.

Travel, accommodation, meals and entertainment expenses increased by $106,799 or 16.6% during the year ended March 31, 2023 compared to the prior year, and increased by $424,477 or 195.6% during the year ended March 31, 2022 compared to the prior year. The annual increases in both years were caused by the same factors that increased sales and marketing costs in each year.

Change in Other Costs

Annual changes in allowance for credit losses represents allowances booked against accounts receivable, net of allowances from prior periods collected in the current period.

Annual changes in foreign exchange loss is caused by the Company's exposure to changes in foreign currency exchange rates due to financial assets and liabilities in foreign currency. The Company is exposed to foreign currency risk from assets and liabilities in CDN dollars, as described in the Market risks section.

Change in Write Down of Assets

During the year ended March 31, 2023, the Company had a write down of assets of $250,832 from the write down of goodwill recognized on the acquisition of Lion Truck Body which was unrelated to the write down of assets in the prior year. The annual increase in the write down of assets for the year ended March 31, 2022 compared to the prior year was $561,900, and was due to increased write downs of all-electric buses held as Property, Plant and Equipment.

Change in Loss for the Year and Loss per Common Share

The loss for the year ended March 31, 2023 increased by $33,937, or 0.2% compared to the prior year, and was due to an increase in the Company's gross profit, which more than offset increases in the Company's selling, general and administrative costs and other expenses. The loss for the year ended March 31, 2022 increased by $7,173,166 compared to the prior year, due to an increase in the Company's selling, general and administrative costs and other expenses, which were partially offset by an increase in the Company's gross profit compared to the prior year.

Loss per common share for the year ended March 31, 2023 declined by $0.05 per share, or 7.2%, due to the  increase in the weighted average number of shares outstanding. Loss per common share for the year ended March 31, 2022 increased by $0.26 per share, or 60.5%, due to the increase in the loss for the year which was partially offset by the increase in the weighted average number of shares outstanding.

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2023 and March 31, 2022, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2023	March 31, 2022	Annual Change ($)	Explanation
Cash and restricted cash	$600,402	$6,888,322	(6,287,920)	See liquidity and capital resources sections of this report
Accounts receivable, net of allowances	10,273,376	2,916,991	7,356,385	Increase due to higher sales volumes in fiscal 2023 compared to fiscal 2022.
Inventory	41,609,234	32,254,854	9,354,380	Increase is primarily comprised of investments in vehicle WIP and finished goods to support higher sales volumes, as well as vehicle parts inventory.
Current assets	54,156,170	43,095,077	11,061,093	Increase is primarily due to increases in accounts receivable and inventory, net of a reduction in cash and restricted cash.
Finance lease receivables	2,970,356	3,395,739	(425,383)	Reduction due to lease payments received net of interest income recognized.
Right of use assets	4,845,738	116,678	4,729,060	Increase primarily related to addition of West Virginia lease and addition in Lion Truck Body acquistion, net of depreciation.
Property and equipment	2,604,791	3,443,317	(838,526)	Reduction primarily related to sale of property in California
Total assets	63,525,183	49,606,932	13,918,251	Primarily related to increases in current assets and right of use assets, net of reductions in finance lease receivables and property and equipment
Line of credit	6,612,232	5,766,379	845,853	See liquidity and capital resources sections of this report
Accounts payable and accrued liabilities	7,316,267	1,734,225	5,582,042	Primarily related to amounts due to suppliers for investments in inventory.
Current portion of deferred revenue	8,059,769	3,578,877	4,480,892	Primarily related to deposits received from Workhorse
Loans payable to related parties	3,287,645	-	3,287,645	See Related Party Transactions section of this report.
Current liabilities	26,500,278	11,513,607	14,986,671	Primarily related to increases in accounts payable, current portion of deferred revenue, and loans payable to related parties.
Long term portion of Deferred revenue	1,938,840	2,935,835	(996,995)	Primarily related to deferred revenue received in prior year that was recognized in revenue during the year ended March 31, 2023 for vehicle deliveries.
Lease liabilities	5,239,851	120,609	5,119,242	Increase due to increases in Right of Use Assets.
Term loan	610,218	-	610,218	Term loan assumed in acquisition of Lion Truck Body.
Deferred benefit on government grant	686,341	-	686,341	Present value of low interest rate benefit on assumed term loan to be recognized in income over the term of
Warranty liability	2,077,749	1,042,983	1,034,766	Increase due to warranty accrual on sales, net of warranty disbursements, during the year ended March 31, 2023.
Total liabilities	35,863,177	15,221,739	20,641,438	Due to increases in accounts payable, deferred revenue, loans payable to related parties, lease liabilities, term loan and contingent gain.
Shareholder's equity	$27,662,006	$34,385,193	(6,723,187)

Reduction due to increase in accumulated deficit, partially offset by increases in share capital from shares sold through the At the Market Equity offering and increases in reserves from stock options.

B. Liquidity and capital resources

Liquidity

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the Company may issue, at its discretion, up to $20 million of common shares from treasury to the public. During the period ended March 31, 2023 the Company issued a total of 1,565,268 shares under the ATM program for gross proceeds of $4,895,826. The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion.

At March 31, 2023, the Company has a cash balance of $600,402 and working capital, defined as current assets minus current liabilities, of $27,655,892. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2023 the Line of Credit had a drawn balance of $6,612,232. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

As at July 21, 2023, the Company has a drawn balance of approximately $1.0 million on its operating line of credit, and a cash balance of approximately $1.5 million. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company’s ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Capital Resources

Year ended March 31, 2023 and up to the date of this report

Authorized Share Capital

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued Share Capital:

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.

As at March 31, 2023 and March 31, 2022 the Company had no shares held in escrow.

At the Market Offering

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the year ended March 31, 2023, the Company sold 1,565,268 common shares under the ATM program for gross proceeds of $4,895,826.

The Company incurred approximately $217,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the year ended March 31, 2023 (2022 - $Nil).

Between April 1, 2023 and April 17, 2023 the Company issued a total of 188,819 shares under the ATM program at a weighted average price of $2.7587 per share for gross proceeds of $520,892 before transaction fees.

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at March 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance based awards have been issued as at March 31, 2023 or as at March 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

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

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2023:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	March 31, 2023
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,570)	57,144
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,427)	71,787
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,682)	254,640
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,716)	16,071
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(66,375)	73,275
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	(50,000)	10,000
February 14, 2028	CDN	$3.80	-	660,000	-	(15,000)	645,000
March 28, 2028	CDN	$2.85	-	100,000	-	-	100,000
Total outstanding			1,702,652	835,000	(3,322)	(317,913)	2,216,417
Total exercisable			700,957				1,265,128
Weighted Average
Exercise Price (CDN$)			$12.94	$3.66	$3.37	$11.16	$10.72
Weighted Average Remaining Life			3.5 years				3.4 years

As at March 31, 2023, there were 255,246 stock options available for issuance under the 2023 and 2022 plan and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2023, 317,913 options were forfeited or expired.

On July 4, 2022, the Company granted 15,000 options to an employee with a term of five years and an exercise price of CDN$4.25 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On November 2, 2022, the Company granted 60,000 options to employees with a term of five years and an exercise price of US$2.46 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On February 14, 2023, the Company granted 660,000 options with a term of five years and an exercise price of CDN$3.80 per share, comprised of:

•	420,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;
•	225,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;
•	15,000 stock options to a consultant which vest 25% 25% after 4 months, and then 25% after six months, nine months and twelve months;

On March 28, 2023 the Company granted 100,000 stock options to employees. The stock options have an exercise price of CDN$2.85 per share, a term of 5 years, and are exercisable after 4 months, and then 25% after years 1, 2, and 3.

During the year ended March 31, 2023, 3,322 common shares were issued pursuant to the exercise of stock options and 317,913 options were forfeited or expired.

During the year ended March 31, 2023, the Company incurred share-based compensation expense with a measured fair value of $3,645,893. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

•	Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.
•	On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.
•	Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

As at March 31, 2023 and as at March 31, 2022 the Company had an outstanding warrant balance of nil.

Cash Flows

	For the years ended
	March 31
	2023	2022	2021
Cash flow from (used in) operations	$(14,757,939)	$(20,343,748)	$(16,392,222)
Cash flow from (used in) investing	$303,191	$(536,093)	$(352,682)
Cash flow from (used in) financing	$8,189,280	$12,664,774	$31,523,631
Foreign exchange on cash and restricted cash	$(22,452)	$(104,559)	$(22,384)
Net (decrease) increase in cash and restricted cash	$(6,287,920)	$(8,319,626)	$14,756,343

Operating activities

Cash flow used in operating activities amounted to $14.8 million for the year ended March 31, 2023. The Company generated a loss for the year of $15.0 million, which included approximately $6.0 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, other income and write down of assets. In addition, we made investments in working capital, including inventory of $8.9 million, accounts receivable of $7.3 million, which were partially offset by an increase in accounts payable of $5.8 million, and an increase in deferred revenue of $3.2 million.

Cash flow used in operating activities amounted to $20.3 million for the year ended March 31, 2022. GreenPower generated a loss for the year of $15.0 million, which included approximately $7.6 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $20.9 million, accounts receivable of $1.5 million, which were partially offset by an increase in accounts payable of $192,973, and an increase in deferred revenue of $6.4 million.

Cash flow used in operating activities amounted to $16.4 million for the year ended March 31, 2021. We generated a loss for the year of $7.8 million, which included approximately $3.9 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, primarily comprised of inventory investments of $20.9 million, which was partially offset by collection of accounts receivable of $1.5 million, an increase in accounts payable of $272,318, and an increase in the warranty liability of $254,604.

Investing activities

Cash flow from investing activities was $303,191 for the year ended March 31, 2023. During the year the Company received proceeds from the disposal of property totaling $874,184, net of fees, purchases of property and equipment totaled $355,993, and the Company's cash investment in the acquisition of Lion Truck Body totaled $215,000.

Cash flow used in investing activities was $536,093 for the year ended March 31, 2022 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items. Net cash used in investing activities was $352,682 for the year ended March 31, 2021 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

Financing activities

Cash flow from financing activities amounted to $8.2 million for the year-ended March 31, 2023. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $4.9 million, received loans from related parties that totaled $3.0 million, drew $845,853 on the Company's line of credit, which were partially offset by equity offering costs and principal payments on the Company's lease liabilities.

Cash flow from financing activities amounted to $12.7 million for the year-ended March 31, 2022 due to $5.8 million from the company's operating line of credit, $6.3 million from the exercise of warrants, $1.2 million from the exercise of stock options, which were partially offset by principal payments on the Company's promissory note, principal payments on lease liabilities and other factors.

Cash flow from financing activities amounted to $31.5 million for the year-ended March 31, 2021 primarily due to gross proceeds of $37.7 million from the Company's initial public offering on the Nasdaq stock exchange and concurrent private placement, offset by issuance costs and other factors, as well as proceeds from the exercise of warrants, which were partially offset by repayment of loans from related parties and repayment of the Company's line of credit, and other factors.

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

We have expended $2,090,338, $1,381,101, and $939,949 on product development costs during the years ended March 31, 2023, March 31, 2022, and March 31, 2021 respectively.

D. Trend information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

E. Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 66	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.
Brendan Riley President and Director Age: 53	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.
Michael Sieffert Chief Financial Officer and Secretary Age: 48	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk Director Age: 47	Mr. Achtemichuk is an independent director and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the the Nominating Committee.
Malcolm Clay Director Age: 81	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, and the Nominating Committee and is a member of the Compensation Committee.
Cathy McLay Director Age: 66	As an independent director, Ms. McLay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Ms. McLay is a member of our Audit committee and of our Compensation committee. Ms. McLay is a member and Chair and member of the Compensation Committee and is a member of the Audit Committee.
David Richardson Director Age: 71	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of our Audit Committee and the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Yanyan Zhang Vice President of Program Management Age: 37	As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales Age: 59	As the Vice President of Medium Duty and Commercial Vehicle Sales, Claus Tritt oversees the commercial and medium duty vehicle sales strategies and activities of the Company, including the truck body division. Claus is responsible for managing GreenPower's internal sales managers, managing and developing the Company's medium duty and commercial vehicle dealer network, setting sales goals and developing pricing strategies.

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

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director, and is a member of the Nominating Committee. Mr. Achtemichuk was previously a Senior Vice President and Managing Director at CMLS Financial Ltd. until his retirement in 2021 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Professional Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

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

Cathy McLay - Director

Ms. McLay has been a director of our company since January 20, 2020, and is a member of our Audit Committee and Compensation Committee. Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Previously, Ms. McLay worked in the forest sector in several senior executive roles at Canfor and Howe Sound Pulp and Paper. Ms. McLay . She currently serves on the boards of the Insurance Corporation of British Columbia (Chair of the audit committee), Vancouver Fraser Port Authority (Chair Major Capital Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services Ms. McLay is an International Certified Business Coach, a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

David Richardson - Director

Mr. Richardson has been a director of our company since March 26, 2015 and is a member of the Audit Committee and the Compensation Committee. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is currently a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021 Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

Yanyan Zhang, Vice President of Program Management

Yanyan Zhang joined GreenPower in March of 2017 as Project Manager and was promoted to Vice President of Program Management in May of 2021. Yanyan is responsible for planning and development of manufacturing projects in line with strategic business initiatives and deliverables. Yanyan began her career in the electric vehicle industry at BYD, where she successfully managed over 10 international vehicle manufacturing projects for clients including LA Metro and Denver RTD. Yanyan received her Masters degree in Industrial and Systems Engineering from USC.

Claus Tritt - Vice President of Medium Duty and Commercial Vehicle Sales

Claus Tritt joined GreenPower in December of 2022 as Vice President of Medium Duty and Commercial Vehicle Sales, and in this role he oversees the commercial and medium duty vehicle sales strategies and activities of the Company. Claus spent over 30 years moving through progressively senior roles at various divisions within Dailmler/Mercedes Benz North America, including overseeing the company's commercial van division in North America. After nearly 30 years at Mercedes Benz, Claus spent time operating a luxury car dealership, and served in a sales and business development role at Canoo.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2023, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson(2) Chief Executive Officer, Chairman & Director	2023	$225,000(5)	$75,750	Nil	Nil	$300,750
Brendan Riley(3) President & Director	2023	$275,000	$82,500	Nil	$9,273	$366,773
Michael Sieffert Chief Financial Officer & Secretary	2023	$188,975	$18,898	Nil	$846	$208,719
Mark Achtemichuk Director	2023	$25,000	Nil	Nil	Nil	$25,000
Malcolm Clay Director	2023	$35,000	Nil	Nil	Nil	$35,000
David Richardson Director	2023	$25,000	Nil	Nil	Nil	$25,000
Cathy McLay(4) Director	2023	$30,000	Nil	Nil	Nil	$30,000
Yanyan Zhang Vice President of Program Management	2023	$150,000	Nil	Nil	$3,917	$153,610
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales	2023	$49,045	Nil	Nil	$761	$49,806

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert has been converted from CDN$ to US$ at an exchange rate of 0.7559. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2023.

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

Brendan Riley

On September 19, 2016, we entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016 and his current base salary is $275,000 per annum. During the year ended March 31, 2022 Mr. Riley received an annual bonus of $82,500. Mr. Riley is eligible for stock option grants from the company's incentive stock option plan as part of his overall compensation.

Michael Sieffert

On November 15, 2018, we entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the Chief Financial Officer of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and his current base salary is CDN$250,000 per annum. During the year ended March 31, 2023 Mr. Sieffert received an annual bonus of $18,898. Mr. Sieffert is eligible for stock option grants from the company's incentive stock option plan as part of his overall compensation.

Yanyan Zhang

On March 28, 2017, we entered into an employment agreement with Yanyan Zhang for the position of Project Manager. Ms. Zhang, agreed to accept the role of Project Manager for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Ms. Zhang was subsequently promoted to Director of Project Management during 2020 and was promoted to the position of Vice President of Program Management in May 2021. Pursuant to the employment agreement, we agreed to pay Ms. Zhang an annual base salary of $72,000 for the position of Project Manager, which was subsequently increased, and her current salary is $150,000. Ms. Zhang is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Claus Tritt

During November 2022, we entered into an employment agreement with Claus Tritt for the position of Vice President of Medium Duty / Commercial vehicles. In this role Mr. Tritt is responsible for managing the sales staff and setting targets and strategies for the sales team, including within GreenPower's truck body division. Pursuant to the employment agreement, we agreed to pay Mr. Tritt an annual base salary of $150,000 and he is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2023 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2023	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Brendan Riley President & Director	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 31, 2023	Expiry Date
Malcolm Clay Director	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
David Richardson Director	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Cathy McLay Director	Stock Options to purchase Common Shares	60,000(1)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Yanyan Zhang Vice President of Program Management	Stock Options to purchase Common Shares	20,000(2)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028
Claus Tritt	Stock Options to purchase Common Shares	50,000(2)	February 14, 2023	CDN$3.80	CDN$3.80	CDN$3.13	February 14, 2028

Notes:

(1) Stock options vest 25% three months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

(2) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2023.

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

•

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

experience with analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

At no time since the commencement of the Company's financial year ending March 31, 2023 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

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

D. Employees

As of March 31, 2023, 2022, and 2021 we had 112, 69, and 55 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California and South Charleston, WV.

E. Share Ownership

As of July 21, 2023, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	2,903,121(3)	11.6%	197,857(3)	Nil
Brendan Riley President and Director	81,716(4)	*	205,000(4)	Nil
Michael Sieffert Chief Financial Officer and Secretary	30,416(5)	*	223,571(5)	Nil
Mark Achtemichuk Director	82,078(6)	*	142,143(6)	Nil
Malcolm Clay Director	604,129(7)	2.4%	127,857(7)	Nil
Cathy McLay Director	9,715(8)	*	127,857(8)	Nil
David Richardson Director	2,873,097(9)	11.5%	127,857(9)	Nil
Yanyan Zhang Vice President of Program Management	12,073(10)	*	39,107(10)	Nil
Claus Tritt Vice President of Sales	*	*	12,500(11)	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at July 21, 2023 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators.

(2) Based on 24,948,305 common shares of our company issued and outstanding as at July 21, 2023.

(3) Mr. Atkinson holds 1,325,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 252,857 stock options, each of which entitles Mr. Atkinson to purchase one Share, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 30, 2023. In addition, Mr.Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 75,000 of these 100,000 options will have vested within 60 days of July 21, 2023, and 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028 and 30,000 of these 60,000 options will have vested within 60 days of July 21, 2023.

(4) Mr. Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 260,000 stock options, each of which entitles Mr. Riley to purchase one Share, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 35,714 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 27, 2023. In addition, Mr. Riley owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 75,000 of these 100,000 options will have vested within 60 days of July 21, 2023, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

(5) Mr. Sieffert holds 21,527 common shares of our company directly. Mr. Sieffert also owns 500 common shares of our company in his TFSA account and 8,489 shares indirectly in a spousal RSP. Mr. Sieffert also holds 278,571 stock options, each of which entitle Mr. Sieffert to purchase one common share of our company, of which 50,000 stock options are exercisable at a price of CDN$3.01 per share until November 30, 2023, 18,571 of which are exercisable at a price of CDN$2.59 per share until January 30, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 27, 2023. In addition, Mr. Sieffert owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 75,000 of these 100,000 options will have vested within 60 days of July 21, 2023, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

(6) Mr. Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RSP account and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 172,143 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 42,857 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of July 21, 2023. In addition, Mr. Achtemichuk owns 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these stock options will have vested within 60 days of July 21, 2023.

(7) Mr. Clay holds 583,134 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 157,857 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 27, 2023. In addition, Mr. Clay owns 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

(8) Ms. McLay holds 9,715 Shares directly. Ms. McLay also directly holds 157,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of July 21, 2023. In addition, Ms. McLay owns 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

(9) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 157,857 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 18, 2023. In addition, Mr. Richardson owns 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

(10) Ms. Zhang owns 12,073 common shares of our company directly. In addition, Ms. Zhang holds 70,357 stock options each of which entitles Ms. Zhang to purchase one common share of our company, of which 357 stock options are exercisable at a price of CDN$3.50 per share until February 12, 2024, 7,143 stock options that are exercisable at a price of CDN$2.59 per share until January 30, 2025, and 2,857 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, all of which have fully vested as of July 21, 2023.  In addition, Ms. Zhang owns 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026 and 11,250 of these 15,000 stock options will have vested within 60 days of July 21, 2023, 25,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026 and 12,500 of these 25,000 stock options will have vested within 60 days of July 21, 2023, and 20,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 5,000 of these 20,000 stock options will have vested within 60 days of July 21, 2023.

(11) Claus Tritt holds 50,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 12,500 of these 50,000 stock options will have vested within 60 days of July 21, 2023.

The voting rights attached to the common shares owned by our directors and management do not differ from those voting rights attached to shares owned by people who are not directors or management of our company.

Stock Option Plans

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at March 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance-based awards have been issued as at March 31, 2023 or as at March 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of June 30, 2023, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants
Fraser Atkinson	2,903,121(2)	11.6%	197,857(2)	Nil
David Richardson	2,873,097(3)	11.5%	127,857(3)	Nil

(1) Based on 24,948,305 common shares of our company issued and outstanding as at July 21, 2023.

(2) Mr. Atkinson holds 1,325,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 252,857 stock options, each of which entitles Mr. Atkinson to purchase one Share, 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 30, 2023. In addition, Mr.Atkinson owns 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025 and 75,000 of these 100,000 options will have vested within 60 days of July 21, 2023, and 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028 and 30,000 of these 60,000 options will have vested within 60 days of July 21, 2023.

(3) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 157,857 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at a price of CDN$3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of June 30, 2023. In addition, Mr. Richardson owns 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 30,000 of these 60,000 stock options will have vested within 60 days of July 21, 2023.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 30, 2023 the registrar and transfer agent for our company reported that there were 24,948,305 common shares of our company issued and outstanding. Of these, 16,827,861 were registered to Canadian residents, including 13,269,596 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 16,785,861 shares were registered to 37 shareholders in Canada, one of which is CDS & Co. 8,120,444 of our shares were registered to residents of the United States, including 8,016,742 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 8,120,444 shares were registered to 8 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2023 there have been no transactions or loans between our company and:

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

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Salaries and Benefits (1)	$580,774	$575,255	$473,841
Consulting fees (2)	396,250	396,456	251,007
Non-cash Options Vested (3)	2,100,717	3,242,528	1,698,487
Accomodation and Rentals (4)	-	-	5,749
Total	$3,077,741	$4,214,239	$2,429,084

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

Accounts payable and accrued liabilities at March 31, 2023 included $208,215 (March 31, 2022 - $243,773) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, and the loan from a company beneficially owned by a Director of the Company was repaid during June 2023.

The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2023, 2022, and 2021 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, BDO Canada LLP for the 2023 fiscal year and Crowe Mackay LLP for the 2022 and 2021 fiscal years.

Legal Proceedings

As of the date of this Annual Report, in the opinion of management, the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote and estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and the Company is evaluating its response to this claim.

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

Meetings

Each director holds office until our next annual general meeting, or until his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

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

We entered into a Contract of Lease-Purchase that became effective on August 1, 2022 with the South Charleston Development Authority for a property located in South Charleston, West Virginia.

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

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its accounts receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable. During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivable related to one finance lease (2022 - $43,261).

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its Line of Credit. As at March 31, 2023 the Line of Credit had a credit limit of up to $8,000,000, and which bears interest at the bank's US Base Rate, which was 8.0% as at March 31, 2023, plus 1.5%. As at March 31, 2023 the company had a drawn balance of $6,612,232 on its Line of Credit. Assuming the drawn balance as at March 31, 2023 remains unchanged and all other variables remain constant, a 5.0% change in the US Base Rate would result in a change of approximately $331,000 to other comprehensive income/loss.

Foreign exchange risk

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2023, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars:

Cash	$138,869
Accounts Receivable	$89,944
Sales tax receivable	$42,526
Prepaids and deposits	$10,988
Finance Lease Receivable	$82,000
Accounts Payable and Accrued Liabilities	$(410,321)
Related Party Loan & Interests Payable	$(4,242,071)

The CDN/USD exchange rate as at March 31, 2023 was $0.7389 (March 31, 2022 was $0.8003 and March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $428,000 to other comprehensive income/loss.

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

During the year ended March 31, 2023 the Company issued 1,565,268 shares for gross proceeds of $4,895,826 with the Company’s At the Market (ATM) on Nasdaq. The Company intends to use the net proceeds of any sales of Common Shares under the ATM for the production of all-electric vehicles, including EV Star cab and chassis, EV Star cargo, EV Stars and school buses, as well as for product development with the remainder, if any, for general corporate purposes. The Company intends to use the net proceeds of any sales of Common Shares under the ATM for the production of all-electric vehicles, including EV Star cab and chassis, EV Star cargo, EV Stars and school buses, as well as for product development with the remainder, if any, for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2023.

Based on the evaluation performed as of March 31, 2023, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109.

The Company acquired Lion Truck Body Inc. ("Lion") effective July 7, 2022. The financial information for this acquisition is included in this MD&A and in Note 21 to the annual consolidated financial statements. Since the date of the acquisition to March 31, 2023 Lion contributed $1,897,605 in revenue and its impact to consolidated earnings for the period was ($864,996), including a writedown of $250,832 in goodwill that was recorded on the acquisition. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration of the business, the Company has utilized the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ended March 31, 2023.

A company's internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of March 31, 2023 was not effective. The ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses in its internal control over financial reporting:

• We did not design and maintain effective controls over revenues or the bank reconciliation process.

• We did not design and maintain effective controls to account for transactions related to inventory and capital asset and to ensure that transactions were recorded in the correct period.

• We did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations.

Accordingly, management has concluded that these control deficiencies constitute material weaknesses.

Remediation Efforts

Management is focused on developing, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses we identified. Our internal control remediation efforts include the following:

•	We are improving internal controls and processes over revenue and the bank reconciliation process
•	We are designing and implementing controls to account for transactions related to inventory and capital assets and to ensure that transactions were recorded in the correct period.
•
We have retained an external financial controls consultant to assist (i) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (ii) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls;

•	We are in the process of hiring additional qualified accounting resources and professionals to manage the implementation of improved internal controls over financial reporting;

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020, a material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. Management has taken steps to ensure the control deficiencies contributing to the material weakness will be remediated, including hiring of additional financial reporting and accounting staff, however management identified that as at March 31, 2023 a material weakness existed in that we did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations, which indicates this material weakness has not been remediated as at March 31, 2023.

Management intends to focus on the internal control remediation efforts identified above in order to address and resolve the material weaknesses in internal controls over financial reporting that existed as at March 31, 2023.

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

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on Effectiveness Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Canada LLP, PCAOB ID #1227 was the principal accountant for the audit of GreenPower's consolidated financial statements during the year ended March 31, 2023.

Crowe MacKay was the principal accountant for the audit of GreenPower's consolidated financial statements during the year ended March 31, 2022 and March 31, 2021.

The following table sets forth information regarding the amount billed and accrued for audit fees, other fees and tax fees for the fiscal years ended March 31, 2023 and March 31, 2022.

	March 31, 2023	March 31, 2022
Audit fees	$267,450	$125,000
Audit related fees	-	64,565
Tax fees	-	6,000
Total	$267,450	$195,565

Fees summarized in the table above include fees billed by BDO Canada LLP during the year ended March 31, 2023, and fees billed by Crowe Mackay during the year ended March 31, 2022.

Audit fees includes services provided by our principal accountants, or associated or affiliated firms, related to audits and reviews, and other services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

Audit related fees includes assurance and related services that traditionally are performed by the principal accountant and are outside of the scope of the engagement letter for the audit which are reasonably related to the performance of the audit or review of the consolidated financial statements.

Tax fees includes the aggregate fees for services performed by the principal accountant's tax division except those related to the audit, such as preparation of tax returns, tax compliance, and similar services.

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On November 23, 2022 Crowe Mackay LLP, the former certifying accountant of the Company, resigned on their own initiative. The audit committee of the Company and the board of directors of the Company considered and approved the resignation of its former certifying accountant and the appointment of BDO Canada LLP as successor certifying accountant of the Company, effective on the same date.

The report of Crowe Mackay LLP on the Company’s financial statements as of and for the fiscal year ended March 31, 2022, did not contain an adverse opinion or disclaimer of opinion, did not contain a qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended March 31, 2022 and the subsequent interim period preceding the resignation of Crowe Mackay LLP, (i) there were no disagreements with the Company’s former certifying accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of the Company’s former certifying accountant, would have caused the Company’s former certifying accountant to reference the subject matter of the disagreements in its audit report, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) other than the material weakness related to the Company’s accounting analysis of finance leases, which was caused by the limited technical accounting resources of the Company at the time of the error, as reported in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on July 29th, 2022.

The Company has provided Crowe Mackay LLP with a copy of the disclosures herein and required under Item 16F of Form 20-F and have requested from Crowe Mackay LLP a letter addressed to the SEC indicating whether it agrees with this disclosure. A copy of Crowe Mackay LLP’s letter dated July 21, 2023 is attached as Exhibit 10.31.

During the fiscal year ended March 31, 2022 and the subsequent interim period prior to engaging BDO Canada LLP, neither the Company nor anyone acting on behalf of the Company has consulted with BDO Canada LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO Canada LLP concluded was an important factor considered by the Company in reaching the Company’s decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement, as described in the instructions to Item 16F(a)(1)(iv) of Form 20-F, or (ii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JUSRIDISCTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

GreenPower has not adopted insider trading policies or procedures that govern the purchase, sale and other dispositions of the registrant's securities by directors, senior management, and employees. The Company's shares are listed on the Nasdaq Stock Exchange and the TSX Venture Exchange, and neither stock exchange requires its listed companies to adopt an insider trading policy.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars.

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2023, 2022 and 2021
(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC.

Consolidated Financial Statements

(Expressed in US Dollars)

For the Years Ended March 31, 2023, 2022, and 2021

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

GreenPower Motor Company Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO Canada LLP

Chartered Professional Accountants

We have served as the Company's auditor since fiscal 2023.

Vancouver, Canada

July 14, 2023

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended March 31, 2022 and 2021, and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Vancouver, Canada

June 30, 2022

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Financial Position As of March 31, 2023 and 2022 (Expressed in US Dollars)
	March 31, 2023	March 31, 2022

Assets
Current
Cash and restricted cash (Note 4)	$600,402	$6,888,322
Accounts receivable, net of allowances (Note 5)	10,273,376	2,916,991
Sales tax receivable	133,530	89,511
Current portion of finance lease receivables (Note 6)	1,051,873	443,880
Promissory note receivable (Note 7)	159,171	-
Inventory (Note 8)	41,609,234	32,254,854
Prepaids and deposits	328,584	501,519
	54,156,170	43,095,077
Non-current
Finance lease receivables (Note 6)	1,918,483	2,951,859
Right of use assets (Note 9)	4,845,738	116,678
Property and equipment (Note 10, Note 21)	2,604,791	3,443,317
Other assets	1	1
	$63,525,183	$49,606,932

Liabilities
Current
Line of credit (Note 11)	$6,612,232	$5,766,379
Accounts payable and accrued liabilities (Note 18)	7,316,267	1,734,225
Current portion of deferred revenue (Note 15)	8,059,769	3,578,877
Current portion of warranty liability (Note 19)	535,484	313,517
Loans payable to related parties (Note 18)	3,287,645	-
Current portion of lease liabilities (Note 9)	669,040	120,609
Current portion of deferred benefit of government assistance (Note 21)	18,374	-
Current portion of term loan (Note 21)	1,467	-
	26,500,278	11,513,607
Non-current
Deferred revenue (Note 15)	1,938,840	2,935,835
Lease liabilities (Note 9)	4,570,811	-
Other liabilities	34,265	42,831
Term loan (Note 21)	608,751	-
Deferred benefit of government assistance (Note 21)	667,967	-
Warranty liability (Note 19)	1,542,265	729,466
	35,863,177	15,221,739

Equity
Share capital (Note 12)	75,528,238	70,834,121
Reserves	13,066,183	10,038,816
Accumulated other comprehensive loss	(141,443)	(128,436)
Accumulated deficit	(60,790,972)	(46,359,308)
	27,662,006	34,385,193
	$63,525,183	$49,606,932

Nature and Continuance of Operations and Going Concern - Note 1
Events After the Reporting Period - Note 25

Approved on behalf of the Board on July 13, 2023

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss For the Years Ended March 31, 2023, 2022, and 2021 (Expressed in US Dollars)
	March 31,	March 31,	March 31,
	2023	2022	2021

Revenue (Note 22)	$39,695,890	$17,236,773	$13,286,184
Cost of Sales	32,445,836	13,360,068	9,706,044
Gross Profit	7,250,054	3,876,705	3,580,140

Sales, general and administrative costs
Salaries and administration (Note 18)	7,394,085	5,807,744	3,747,761
Depreciation (Notes 9 and 10)	1,219,223	661,958	437,263
Product development costs	2,090,338	1,381,101	939,949
Office expense	920,468	419,398	325,324
Insurance	1,801,665	1,244,505	596,932
Professional fees	1,477,094	1,207,920	486,425
Sales and marketing	818,289	686,544	234,445
Share-based payments (Notes 13 and 18)	3,645,893	5,771,475	2,098,761
Transportation costs (Note 18)	324,773	231,472	161,017
Travel, accomodation, meals and entertainment (Note 18)	748,299	641,500	217,023
Allowance for credit losses (Notes 5 and 8)	95,153	8,940	333,929
Total sales, general and administrative costs	20,535,280	18,062,557	9,578,829

Loss from operations before interest, accretion and foreign exchange	(13,285,226)	(14,185,852)	(5,998,689)

Interest and accretion	(1,549,769)	(515,668)	(1,598,588)
Other Income (Note 10)	72,867	364,296	-
Foreign exchange (loss)	(30,897)	(65,117)	(193,798)

Loss from operations for the year	(14,793,025)	(14,402,341)	(7,791,075)

Other item
Write down of assets (Note 5, 10 and 21)	(250,832)	(607,579)	(45,679)

Loss for the year	(15,043,857)	(15,009,920)	(7,836,754)

Other comprehensive income / (loss)
Cumulative translation reserve	(13,007)	(39,413)	21,169

Total comprehensive loss for the year	$(15,056,864)	$(15,049,333)	$(7,815,585)

Loss per common share, basic and diluted	$(0.64)	$(0.69)	$(0.43)
Weighted average number of common shares outstanding, basic and diluted	23,522,755	21,877,488	18,116,129

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity

For the Years ended March 31, 2023, 2022 and 2021

(Expressed in US Dollars)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000
Share issuance costs	-	(2,948,718)	-	-	-	-	(2,948,718)
Shares issued for exercise of warrants	1,672,028	5,357,775	-	(772,408)	-	-	4,585,367
Shares issued for conversion of debentures	1,703,240	3,720,199	(315,506)	-	-	-	3,404,693
Reclassify matured convertible debentures not converted	-	-	(64,000)	-	-	64,000	-
Shares issued for exercise of options	145,537	467,755	-	(164,869)	-	-	302,886
Share-based payments	-	-	-	2,098,761	-	-	2,098,761
Cumulative translation reserve	-	-	-	-	21,169	-	21,169
Net loss for the year	-	-	-	-	-	(7,836,754)	(7,836,754)
Net fractional shares as a result of share consolidation	5	-	-	-	-	-	-

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	-	(27,329)
Shares issued for exercise of warrants	1,925,656	7,305,834	-	(994,161)	-	-	6,311,673
Shares issued for exercise of options	329,822	2,365,880	-	(1,139,621)	-	-	1,226,259
Fair value of stock options forfeited	-	-	-	(276,000)	-	276,000	-
Share-based payments	-	-	-	5,771,475	-	-	5,771,475
Cumulative translation reserve	-	-	-	-	(39,413)	-	(39,413)
Net loss for the year	-	-	-	-	-	(15,009,920)	(15,009,920)

Balance, March 31, 2022	23,148,038	$70,834,121	$-	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Shares issued for cash	1,565,268	4,895,826	-	-	-	-	4,895,826
Share issuance costs	-	(216,803)	-	-	-	-	(216,803)
Shares issued for exercise of options	3,322	15,094	-	(6,333)	-	-	8,761
Fair value of stock options forfeited	-	-	-	(612,193)	-	612,193	-
Share-based payments	-	-	-	3,645,893	-	-	3,645,893
Cumulative translation reserve	-	-	-	-	(13,007)	-	(13,007)
Net loss for the year	-	-	-	-	-	(15,043,857)	(15,043,857)

Balance, March 31, 2023	24,716,628	$75,528,238	$-	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Cash Flows For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)
	March 31,	March 31,	March 31,
	2023	2022	2021

Cash flows from (used in) operating activities
Loss for the year	$(15,043,857)	$(15,009,920)	$(7,836,754)
Items not affecting cash
Allowance for credit losses	95,153	8,940	333,929
Depreciation	1,219,223	661,958	437,263
Share-based payments	3,645,893	5,771,475	2,098,761
Accretion and accrued interest	826,584	(7,034)	168,029
Amortization of deferred financing fees	-	416,738	628,483
Write down of assets	250,832	607,579	45,679
Other income	(72,867)	(365,278)	-
Foreign exchange loss	30,897	65,117	193,798
	(9,048,142)	(7,850,425)	(3,930,812)
Changes in non-cash items:
Accounts receivable	(7,333,292)	1,478,425	(3,492,997)
Sales tax receivable	(44,019)	2,244	(58,362)
Inventory	(8,940,692)	(20,864,478)	(8,757,529)
Prepaids and deposits	172,935	(73,373)	(401,063)
Finance lease receivables	425,383	287,947	22,771
Accounts payable and accrued liabilities	5,816,192	192,973	272,318
Deferred revenue	3,158,930	6,389,707	(301,152)
Warranty liability	1,034,766	93,232	254,604
	(14,757,939)	(20,343,748)	(16,392,222)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	874,184	-	-
Purchase of property and equipment	(355,993)	(536,093)	(352,682)
Lion truck body business combination	(215,000)	-	-
	303,191	(536,093)	(352,682)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	-	361,900
Repayment of loans payable to related parties	-	-	(2,803,863)
Loans from related parties	3,043,734	-	137,074
Proceeds from (repayment of) line of credit	845,853	5,766,379	(5,469,944)
Proceeds from promissory note	15,055	-	-
Principal payments on promissory note	-	(346,166)	(58,030)
Principal payments on lease liabilities	(394,580)	(266,042)	(272,467)
Proceeds from issuance of common shares	4,895,826	-	37,700,000
Repayment of note payable and convertible debentures, net of conversion	-	-	(10,574)
Repayment of other liabilities	(8,566)	-	-
Equity offering costs	(216,803)	(27,329)	(2,948,718)
Proceeds from exercise of stock options	8,761	1,226,259	302,886
Proceeds from exercise of warrants	-	6,311,673	4,585,367
	8,189,280	12,664,774	31,523,631

Foreign exchange on cash and restricted cash	(22,452)	(104,559)	(22,384)

Net increase (decrease) in cash and restricted cash	(6,287,920)	(8,319,626)	14,756,343
Cash and restricted cash, beginning of year	6,888,322	15,207,948	451,605
Cash and restricted cash, end of year	$600,402	$6,888,322	$15,207,948

Supplemental Cash Flow Disclosure Note 24

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on July 13, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities inthe normal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2023, the Company had a cash balance of $600,402, working capital, defined as current assets less current liabilities, of $27,655,892, accumulated deficit of ($60,790,972), shareholders' equity of $27,662,006, and the Company recorded a loss of ($15,043,857) for the year ended March 31, 2023. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and, from time to time, and at its discretion, selling common shares through the Company's At the Market Equity offering ("ATM").

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting,except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-23	31-Mar-22	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	100%	Truck body manufacturing
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	N/A	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments

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

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected creditloss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

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

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2023 and March 31, 2022.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2023 and March 31, 2022, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2023 and March 31, 2022.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivables (2022 - $43,261).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2023 and March 31, 2022 the Company had no cash equivalents.

(e) Revenue recognition

The majority of the Company's contracts have a single performance obligation, which is the delivery and acceptance of goods, including electric vehicles, vehicle parts, and completed truck bodies. The Company recognizes revenue from these contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue for these contracts is allocated to the single performance obligation, which is the transfer and acceptance of the asset, including vehicles, vehicle parts, and completed truck bodies.

The Company has also recognized revenue from a contract under which the Company was reimbursed for certain costs incurred on a project over time. This revenue was recognized over the period earned, in accordance with the terms of the Contract. The Company has also earned vehicle transportation revenue, which is recognized when the transportation is completed. The Company is a lessor under certain lease contracts involving GreenPower all-electric vehicles. The recognition of lease revenue is discussed in note 2. (q).

When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract. Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(f) Impairment of long-lived assets (continued)

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

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar
Gerui New Energy Vehicle (Nanjing) Co. Ltd.	RMB

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

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

(h) Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value. WIP inventory is valued based on actual costs incurred to bring the WIP to its current state of completion. The Company's inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory. For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available.

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

Leasehold improvements	Straight line over term of lease or economic life
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, basic and diluted, for the year ended March 31, 2023 was $(0.64), (2022 - $(0.69), 2021 - $(0.43), and excludes stock options (Note 13), and warrants (Note 14) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finder's fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects.

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

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company will reassess deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Share-based payment transactions

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(m) Share-based payment transactions (continued)

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

(n) Government grants and vouchers

Government vouchers are recognized in revenue when there is reasonable assurance that the voucher will be received and the Company will comply with all required conditions. Those vouchers without specified future performance conditions are recognized in income when the voucher proceeds are receivable.

A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans, or other forms of government grants or assistance, are evaluated in accordance with IAS 20 and are recognized when there is reasonable assurance that the Company will meet the terms of the government grant or assistance.

(o) Provisions and contingent liabilities

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

(p)Leases

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(p) Leases (continued)

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readilydetermined, at the Company's incremental borrowing rate.

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

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset. If an arrangement contains non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases. Finance lease income is recognized as revenue by allocating the lease income to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations and comprehensive loss.

(q) Goodwill and Impairment

The Company is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. During the year, GreenPower acquired Lion Truck Body Inc., and recorded goodwill of $250,832 on the acquisition (Note 21). This goodwill was tested at year-end, and was not supported by the estimated future cash flows of the business, and that the $250,832 of goodwill from the acquisition was impaired and was therefore written off.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(r) Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2022. These changes were reviewed by management and did not cause a change to the Company's financial statements.

(s) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the March 31, 2023 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2023	Mandatorily effective for periods beginning on or after January 1, 2024
IFRS 17 - Insurance Contracts	IFRS 16 - Leases (liability in a sale and leaseback)
IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)	IAS 1 - Presentation of Financial Statements (classification of liabilities as current or non current)
IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)	IAS 1 - Presentation of Financial Statements (Non current liabilities with covenants)
IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency the Company and of each entity within the consolidated Company (Note 2. g.).

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1).

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount the promissory note receivable (Note 7), term loan (Note 21), the deferred benefit of government assistance (Note 21), finance lease receivables (Note 6) and lease liabilities (Note 8)

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 19)

iii. The classification of leases as either financial leases or operating leases (Note 9, Note 2 p.).

iv. The determination that the Company is not involved in any legal matters that require a provision (Note 23)

v. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5)

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction and the determination that $250,832 in goodwill from the acquisition of Lion Truck Body Inc. was impaired as at March 31, 2023, and was written off (Note 21)

vii. The estimate of the useful life of equipment (Note 2.i, Note 10)

viii. The estimate of the net realizable value of inventory (Note 8)

ix. The estimated value of the deferred benefit of government assistance (Note 21)

x. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.)

xi. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 9)

xii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 20)

xiii. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 8)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

4. Cash and Restricted Cash

As at March 31, 2023 the Company has a cash balance of $600,402 and as at March 31, 2022 the Company had a cash and restricted cash balance of $6,888,322, which is comprised of cash totaling $884,784 and restricted cash of $5,949,985 associated with deposits under a customer contract and restricted cash of $53,553 related to a contract for the sale of vehicles that was returned to the Company in June 2022. Both of these amounts were on deposit at major financial institutions in the United States. The Company has no cash equivalents as at March 31, 2023 or at March 31, 2022.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2023 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $139,370 as at March 31, 2023 (2022 - $44,579) is warranted. During the year ended March 31, 2023 $ nil (2022 - $43,261) in accounts receivable associated with one customer was written down due to an increase in credit risk. As at March 31, 2023 the Company had an accounts receivable net of allowances balance of $10,273,376 (2022 - $2,916,991). Two customers (2022 - 3 customers) each represented more than 10% of this balance, and these customers in aggregate represented 67% (2022 - 76%) of the balance.

	March 31, 2023	March 31, 2022
Allowance for doubtful accounts, beginning of year	$44,579	$35,639
plus: new allowance recognized	139,370	44,579
less: allowance collected	(44,579)	(35,639)

Allowance for doubtful accounts, end of year	$139,370	$44,579

6. Finance Lease Receivables

GreenPower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2023 the Company had a total of 45 (2022 - 48) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (2022 - 1) vehicle on lease that was determined to be an operating lease. During the year ended March 31, 2023 finance leases for three vehicles reached their maturity date and the lessee purchased two of the vehicles. The lessee did not pay for one of the three vehicles, and subsequent to the end of the year this vehicle was repossessed (Note 24).

During the year ended March 31, 2022, the Company entered into a mutual release agreement with the lessee of 28 vehicles which were accounted for as finance leases, where SJVEL subsequently sold the vehicles to a third party, and one mutual release for an EV 250 (2021-nil) that is now classified as Property Plant and Equipment. For operating leases, lease payments are recognized in revenue when earned.

Subsequent to the year ended March 31, 2023 GreenPower provided a notice of default to a lessee of 37 vehicles, and the defaults were not cured so the leases were terminated and the vehicles were repossessed (Note 25).

For the year ended March 31, 2023, selling profit on finance leases was $nil (2022 - $725,814, 2021 - $2,533,833).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

6. Finance lease receivables (continued)

The following table illustrates Finance Lease Receivables as at March 31, 2023 and as at March 31, 2022:

	March 31, 2023	March 31, 2022
Finance lease receivable, beginning of year	$3,395,739	$3,922,391
Investment recognized	-	1,150,360
Investment derecognized	-	(1,389,065)
Lease payments received	(695,825)	(511,000)
Interest income recognized	270,442	223,053

Finance lease receivable, end of year	$2,970,356	$3,395,739

Current portion of Finance Lease Receivable	$1,051,873	$443,880

Long Term Portion of Finance Lease Receivable	$1,918,483	$2,951,859

Payments to be received on Finance Lease Receivables (undiscounted):

31-Mar-23
Year 1	$1,296,605
Year 2	819,081
Year 3	326,595
Year 4	330,405
Year 5	309,000
Year 6	577,250
less: amount representing interest income	(688,581)
Finance Lease Receivable	$2,970,356
Current Portion of Finance Lease Receivable	$1,051,873
Long Term Portion of Finance Lease Receivable	$1,918,483
* Includes unguaranteed residual

7. Promissory Note Receivable

On February 1, 2023, the Company entered into a promissory note with a customer for a principal amount of $173,072 to be repaid in twelve fixed monthly payments of $15,055, with an implied interest rate of 8.0%. The principal amount of the promissory note was transferred from accounts receivable. The carrying value of the promissory note receivable as at March 31, 2023 is $159,171, (2022-nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

8. Inventory

The following is a listing of inventory as at March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Work in Process and Parts	$9,737,474	$17,025,863
Finished Goods	31,871,760	15,228,991

Total	$41,609,234	$32,254,854

During the year ended March 31, 2023, management wrote down the value of inventory by $192,000 (2022 - $153,798; 2021 - $57,261), and this amount is included in Cost of Sales. During the year ended March 31, 2023, $31,438,059 of inventory was included in cost of sales (2022 - $13,360,068, 2021 - $9,706,044). As at March 31, 2022 management allocated $353,575 to finished goods inventory that represents the expected value of 2 EV 550s that were leased to a customer as at March 31, 2022.

9. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2023 was $4,845,738 (March 31, 2022 - $116,678). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2023 the Company incurred interest expense of $229,743 (2022 - $18,321; 2021 - $39,432) on the Lease Liabilities, recognized depreciation expense of $571,793 (2022 - $233,500; 2021 - $265,013) on the Right of Use Assets and made total rental payments of $394,580 (2022 - $284,363; 2021 - $311,899).

During the year ended March 31, 2023 the Company entered into four property leases that are accounted for as Right of Use Assets and lease liabilities under IFRS 16, as follows:

• a two-year lease of an office in California that commenced in February 2023;

• a one-year lease that commenced in August 2022;

• a twelve-year lease on a property in West Virginia that commenced in August 2022 (see below), and;

• a lease that was assumed in the acquisition of Lion Truck Body (Note 21) that expires in December 2024.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

9. Right of use assets and lease liabilities (continued)

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease at lease inception was not reduced to reflect contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits as at the inception of the lease.

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2023:

1 year	$1,044,016
thereafter	6,436,500
less amount representing interest expense	(2,240,665)
Lease liability	5,239,851
Current Portion of Lease Liabilities	669,040
Long Term Portion of Lease Liabilities	$4,570,811

Payments on leases that were classified as short-term leases for the year ended March 31, 2023 totaled $236,480 (2022 - $132,500, 2021 - $65,708). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2023 total $21,495.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

10. Property and Equipment

The following is a summary of activities for the years ended March 31, 2023, and March 31, 2022:

				Demonstration		Tools and		Leasehold
	Computers	Furniture	Automobiles	Electric Buses	Leased Asset	Equipment	Land	Improvements	Total

Cost
Balance, March 31, 2022	$167,234	$77,846	$464,075	$2,712,777	$672,151	$1,055,285	$801,317	$100,415	$6,051,100
Additions	75,406	22,894	49,845	14,678	-	185,954	-	7,215	355,992
Acquired in Acquisition	214	71	75,500	-	-	136,118	-	56,349	268,252
Asset sold	-	-	-	-	-	-	(801,317)	-	(801,317)
Foreign exchange translation	-	-	-	-	-	-	-	-	-
Balance, March 31, 2023	$242,854	$100,811	$589,420	$2,727,455	$672,151	$1,377,357	$-	$163,979	$5,874,027

Depreciation and impairment losses
Balance, March 31, 2022	$77,799	$35,412	$82,901	$931,347	$667,342	$769,356	$-	$43,625	$2,607,783
Depreciation	64,820	12,912	67,441	282,957	4,809	194,875	-	34,338	662,152
Foreign exchange translation	-	-	-	(698)	-	-	-	-	(698)
Balance, March 31, 2023	$142,619	$48,324	$150,342	$1,213,606	$672,151	$964,231	$-	$77,963	$3,269,236

Carrying amounts
As at, March 31, 2022	$89,435	$42,434	$381,173	$1,781,430	$4,809	$285,930	$801,317	$56,789	$3,443,317

As at, March 31, 2023	$100,235	$52,487	$439,078	$1,513,849	$-	$413,126	$-	$86,016	$2,604,791

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

10. Property and Equipment (continued)

During the year ended March 31, 2023 the Company completed the sale of land owned by the Company In Porterville California for gross proceeds of $950,000 and generated a gain on the sale of $72,867 that was included in Other income. During the year GreenPower also acquired property, plant and equipment with an aggregate fair value of $268,252, as part of its acquisition of Lion Truck Body.

During the year ended March 31, 2022 the Company transferred eight EV Stars from Inventory to PPE that were being used as demonstration vehicles, and one of these EV Stars was subsequently transferred to inventory and sold. The Company also transferred one EV 350 bus from inventory to PPE, that is being leased to a customer under a short term lease, and one EV 250 that was previously on finance lease where the Company and the Lessee entered into a mutual release on the finance lease. During the year ended March 31, 2022 the Company wrote down the value of PPE to its estimated recoverable amount by a total of $517,626 associated with one EV 250, one EV 350, and two Synapse shuttle buses.

11.  Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at March 31, 2023 the Company's Line of Credit had a credit limit of up to $8,000,000 (2022 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (March 31, 2023 - 8.0%, March 31, 2022 - 4.0%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at March 31, 2023 and March 31, 2022. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of March 31, 2023 the Company had a drawn balance of $6,612,232 (2022 - $5,766,379) on the Line of Credit.

12.  Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

12.  Share Capital (continued)

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs.

As at March 31, 2023 and March 31, 2022 the Company had no shares held in escrow.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the year ended March 31, 2023, the Company sold 1,565,268 common shares under the ATM program for gross proceeds of $4,895,826.

The Company incurred approximately $217,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the year ended March 31, 2023 (2022 - $Nil).

13. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at March 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance based awards have been issued as at March 31, 2023 or as at March 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non- diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2023:

Expiry Date		Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited or Expired	Balance March 31, 2023
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,570)	57,144
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,427)	71,787
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,682)	254,640
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,716)	16,071
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(66,375)	73,275
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	(50,000)	10,000
February 14, 2028	CDN	$3.80	-	660,000	-	(15,000)	645,000
March 28, 2028	CDN	$2.85	-	100,000	-	-	100,000
Total outstanding			1,702,652	835,000	(3,322)	(317,913)	2,216,417
Total exercisable			700,957				1,265,128
Weighted Average
Exercise Price (CDN$)			$12.94	$3.66	$3.37	$11.16	$10.72
Weighted Average Remaining Life			3.5 years				3.4 years

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

As at March 31, 2023, there were 255,246 stock options available for issuance under the 2023 and 2022 plan and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2023, 317,913 options were forfeited or expired.

On July 4, 2022, the Company granted 15,000 options to an employee with a term of five years and an exercise price of CDN$4.25 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On November 2, 2022, the Company granted 60,000 options to employees with a term of five years and an exercise price of US$2.46 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On February 14, 2023, the Company granted 660,000 options with a term of five years and an exercise price of CDN$3.80 per share, comprised of:

a. 420,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

b. 225,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

c. 15,000 stock options to a consultant which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

On March 28, 2023 the Company granted 100,000 stock options to employees. The stock options have an exercise price of CDN$2.85 per share, a term of 5 years, which vest after 4 months, and then 25% after years 1, 2, and 3.

During the year ended March 31, 2023, 3,322 common shares were issued pursuant to the exercise of stock options and 317,913 options were forfeited or expired.

During the year ended March 31, 2023, the Company incurred share-based compensation expense with a measured fair value of $3,645,893. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

• Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2022:

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2021:

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The weighted average share price on the exercise dates for the years ending March 31, 2023, 2022, and 2021 respectively were CDN $8.06, CDN $10.87, and CDN $2.65.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2023	March 31, 2022	March 31, 2021
Share price on grant date	CDN $3.66	CDN $16.61	$17.21
Exercise price	CDN $3.66	CDN $16.61	$17.21
Risk-free interest rate	3.22%	1.23%	0.47%
Expected life of options	5 years	4.9 years	5 years
Annualized volatility	101%	94%	73%
Forfeiture rate	Nil	Nil	Nil
Dividend rate	N/A	N/A	N/A

14. Warrants

As at March 31, 2023 and March 31, 2022 the Company had an outstanding warrant balance of nil.

The following table summarizes GreenPower's warrant activity during the year ended March 31, 2022:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		4.06	NA	$4.09	$3.41	NA

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants expired unexercised.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

14. Warrants (continued)

During the year ended March 31, 2022 the Company issued the following common shares from the exercise of warrants:

• 628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of 628,571 warrants;

• 544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and

• 685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of 685,714 warrants, and

• 66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

The following table summarizes deferred financing fees for the years ended March 31, 2023 and March 31, 2022, which relates to deferred financing fees for issued warrants, amortized during the period:

	March 31, 2023	March 31, 2022
Deferred financing fees, beginning of year	$-	$416,738
less: Amortization of Deferred Financing Fees	-	(416,738)

Deferred financing fees, end of year	$-	$-

15. Deferred Revenue

The Company recorded Deferred Revenue of $9,998,609 for deposits received from customers for the sale of all-electric buses which were not delivered as at March 31, 2023 (March 31, 2022 - $6,514,712). The following table summarizes changes in deferred revenue during the years ended March 31, 2023 and March 31, 2022:

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. The Company expects to recognized revenue from amounts held in the long-term portion of deferred revenue more than twelve months after the reporting date. As at March 31, 2023 the current portion of deferred revenue includes a financing component of $324,967 (2022 - nil), and during the year ended March 31, 2023, $83,437 of this deferred revenue was recognized in revenue (2022 - nil).

	March 31, 2023	March 31, 2022
Deferred Revenue, beginning of year	$6,514,712	$125,005
Additions to deferred revenue during the year	11,576,344	7,524,411
Deposits returned	(302,298)	-
Revenue recognized from deferred revenue during the year	(7,790,149)	(1,134,704)
Deferred Revenue, end of year	$9,998,609	$6,514,712
Current portion	$8,059,769	$3,578,877
Long term portion	1,938,840	2,935,835
	$9,998,609	$6,514,712

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

16. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1:Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2:Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable (Note 4). During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivable related to finance lease receivables (2022 - $43,261).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

16. Financial Instruments (continued)

The following table summarizes the Company's financial commitments by maturity as at March 31, 2023:

March 31, 2023	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$6,612,232	$-	$-	$-
Accounts payable and accrued liabilities	7,316,267	-	-	-
Loans payable to related parties	3,287,645	-	-	-
Lease liabilities	272,919	771,097	3,336,500	3,100,000
Term loan	7,246	21,835	163,594	1,309,463
Other liabilities	2,142	6,425	25,700	-
	$17,498,451	$799,357	$3,525,794	$4,409,463

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

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company agreed to assume a term loan from the seller, with principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments (Note 21).

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

At March 31, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$138,869
Accounts Receivable	$89,944
Sales tax receivable	$42,526
Prepaids and deposits	$10,988
Finance Lease Receivable	$82,000
Accounts Payable and Accrued Liabilities	$(410,321)
Related Party Loan & Interests Payable	$(4,242,071)

The CDN/USD exchange rate as at March 31, 2023 was $0.7389 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $428,000 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

17. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the company may issue, at its discretion, up to $20 million of common shares from treasury to the public. During the period ended March 31, 2023 the Company issued a total of 1,565,268 shares under the ATM program for gross proceeds of $4,895,826 (Note 12).

The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion. As at March 31, 2023, the Company had a cash balance of $600,402 working capital, defined as current assets minus current liabilities, of $27,655,892 accumulated deficit of ($60,790,972) and shareholder's equity of $27,662,006. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the year ended March 31, 2023.

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Salaries and Benefits (1)	$580,774	$575,255	$473,841
Consulting fees (2)	396,250	396,456	251,007
Non-cash Options Vested (3)	2,100,717	3,242,528	1,698,487
Accomodation and Rentals (4)	-	-	5,749
Total	$3,077,741	$4,214,239	$2,429,084

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director. These costs are expensed on the Consolidated Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

18. Related Party Transactions (continued)

Accounts payable and accrued liabilities at March 31, 2023 included $208,215 (March 31, 2022 - $243,773) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, and the loan from a company beneficially owned by a Director of the Company matures on October 31, 2023.

The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

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

19. Warranty Liability

The Company provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims. Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $535,000 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures are recognized in the period when the revenue is recognized from the associated vehicle sale, and is expensed in Product Development Costs in the Company's Sales, general and administrative costs. Assuming Revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $69,000 for the year ended March 31, 2023 (2022 - $23,000).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

19. Warranty liability (continued)

	Year ended	Year ended
	March 31, 2023	March 31, 2022
Opening balance	$1,042,983	$949,751
Warranty additions	1,375,673	456,779
Warranty disbursements	(339,349)	(278,726)
Warranty expiry	0	(85,251)
Foreign exchange translation	(1,557)	430
Total	$2,077,749	$1,042,983

Current portion	$535,484	$313,517
Long term portion	1,542,265	729,466
Total	$2,077,749	$1,042,983

20. Income Taxes

Income tax expense is recognized based on the combined BC and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2023, 2022 and 2021 was 27.00%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2023	March 31, 2022	March 31, 2021
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(4,061,841)	$(4,052,678)	$(2,115,924)
Items not deductible for tax purposes	1,276,004	1,671,157	706,127
Difference in tax rate in other jurisdictions	(51,259)	(216,059)	(107,357)
Unrecognized deductible temporary differences and loss carryforwards	2,837,096	2,597,580	1,517,154
Deferred income tax expense (recovery)	$-	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

20. Income taxes (continued)

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2023 and March 31, 2022 are summarized below:

	As at
Deferred income tax assets	March 31, 2023	March 31, 2022
Non-capital loss carry-forwards	$10,504,646	$8,625,123
Investment in subsidiary	-	100,654
Accounts receivable, inventory, and promissory note receivable	-	215,539
Capital assets	184,443	149,810
Right of use assets and lease liabilities	110,287	5,649
Warranty provision	557,217	307,571
Other carryforward balances	94,199	2,315
Share issue costs	413,177	567,382
Unrecognized deferred tax assets	(11,863,970)	(9,974,043)
Net deferred income tax asset	$-	$-
As at March 31, 2023 and March 31, 2022 the Company has approximately $16,025,000 and $12,391,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2023 and March 31, 2022 the Company has approximately $22,640,000 and $17,693,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2043 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Acquisition of Lion Truck Body

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower has purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. GreenPower completed the acquisition in order to offer a broader product offering and to reduce the time for customers looking for a completed truck body and has accounted for the acquisition of the assets of Lion Truck Body Inc. as a business combination under IFRS 3. The purchase price of $240,000 is subject to a working capital adjustment of $152,873 which results in a determination of the fair value of the cash investment for the acquisition of $87,127.

As part of the acquisition GreenPower assumed a term loan issued by an agency of the US federal government, with a principal balance of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. GreenPower has determined that the fair value of the term loan as at the acquisition date, assuming a market rate of interest, is approximately $0.6 million. Management has determined that the below market rate of interest on the loan represents government assistance and has accounted for this assistance in accordance with IAS 20, by booking a deferred benefit of government assistance of $0.7 million at the acquisition date, which will be recognized in earnings over the term of the loan. The determination of the fair value of the assumed loan and of the deferred benefit of government assistance requires management to make a number of critical assumptions and estimates, such as the incremental borrowing rates as at the acquisition date. These assumptions and estimates had a significant impact on the carrying value of these liabilities, and the determination that there was goodwill paid on the transaction. Based on management's determination of the fair value of consideration transferred and of the net assets acquired, GreenPower recorded goodwill of $250,832 on the acquisition. goodwill was tested for impairment as at March 31, 2023, and was written down due to management's determination that the future cash flows that are expected to be generated by the business would be insufficient to support goodwill or intangible assets at the entity. This determination involves the use of estimates and assumptions about future events that had a negative impact on the loss for the year ended March 31, 2023.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

21. Acquisition of Lion Truck Body (continued)

Since the date of acquisition the impact on revenues for the period ending March 31, 2023 was $1,897,605. The impact to consolidated earnings over the same period was ($864,996), which includes the goodwill writedown of $250,832.

The table below reflects management's determination of the fair value of major categories of assets acquired, liabilities assumed and consideration transferred as at the acquisition date.

Fair value of consideration transferred
Purchase price	$240,000
less: Working capital adjustment	(152,873)
Cash purchase price	$87,127

Fair value of net assets acquired
Accounts receivables	$127,852
Inventory	786,688
Equipment	268,252
Right of use asset	448,512
Goodwill	250,832
Accounts payable	(83,562)
Lease liabilities	(433,512)
Deferred benefit of government assistance	(699,327)
Loans	(578,608)

Total	$87,127

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

22.  Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2023, the Company was economically dependent on one (2022 - three, 2021 - three) customer(s) who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 59%, (2022: 57%, 2021: 87%) of sales.

The Company's disaggregated revenue for the years ended March 31, 2023, 2022, and 2021 is summarized in the following table. Included in Vehicle sales and in Revenue from operating and finance leases for the year ended March 31, 2023 is $4,614,250 (2022 - $2,970,387, 2021 - $5,765,000) in proceeds received from government vouchers for sales made to customers or lessees. Included in Vehicle sales for the year ended March 31, 2023 is $nil (2022 - $1,929,800, 2021 - $2,175,000) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Vehicle and parts sales	$39,311,659	$13,714,227	$3,459,311
Revenue from operating and finance leases	113,789	3,297,619	9,590,511
Accretion on promissory note	-	7,035	26,426
Finance income	270,442	217,892	209,936

	$39,695,890	$17,236,773	$13,286,184

The Company's revenues allocated by geography based on the customer's country of domicile,for the years ended March 31, 2023, 2022, and 2021, is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
United States of America	$39,497,713	$15,972,137	$13,045,040
Canada	198,177	1,264,636	241,144

Total	$39,695,890	$17,236,773	$13,286,184

The Company's property and equipment allocated by geography for the years ended March 31, 2023, and

2022 is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022
United States of America	$2,485,711	$3,296,564
Canada	119,080	146,753

Total	$2,604,791	$3,443,317

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

23.  Litigation and Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non- payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and the Company is evaluating its response to this claim (Note 25).
24. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Non-cash investing and financing transactions:
Fair value of stock options exercised	$6,333	$1,139,621	$164,869
Fair value of warrants exercised	$-	$994,161	$772,408
Shares issued for conversion of debentures	$-	$-	$3,404,693
Right of use asset acquired	$4,968,446	$-	$-
Right of use asset from business combination	$448,512	$-	$-
Equipment acquired in business combination	$268,252	$-	$-
Accounts receivables acquired in business combination	$127,852	$-	$-
Inventory acquired in business combination	$786,688	$-	$-
Goodwill acquired in business combination	$250,832	$-	$-
Accounts payable assumed in business combination	$83,562	$-	$-
Lease liabilities assumed in business combination	$433,512	$-	$-
Loans assumed in business combination	$578,608	$-	$-
Deferred benefit of government assistance from business combination	$699,327	$-	$-
Accrued value of inventory included in AP	$373,000	$-	$-
Accrued financing cost included in deferred revenue	$324,967	$-	$-
Accretion income on promissory note receivable	$-	$7,034	$(26,426)
Accretion expense on convertible debt	$-	$-	$378,687
Accrued interest on paycheck protection program loan	$-	$-	$3,378
Property and equipment through financing	$-	$42,831	$-
Assets transferred from Inventory to Property and equipment	$-	$1,408,813	$271,291

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

25.        Events After the Reporting Period

Subsequent to the end of the reporting period:

•  Between April 1, 2023 and April 17, 2023 the Company issued a total of 188,819 shares under the ATM program at a weighted average price of $2.7587 per share for gross proceeds of $520,892 before transaction fees.

•  Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

• During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non- payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company (Note 23).

• On June 2, 2023, GreenPower repaid a CAD $250,000 promissory note, plus accrued and unpaid interest on the note, to a company that is beneficially owned by a Director of the Company.

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26*	Promissory Note dated June 26, 2020 for CDN $50,000
10.27*	Promissory Note dated June 29, 2020 for $100,000
10.28*	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29*	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30*	Vehicle Purchase and Supply Agreement Between Workhorse Group, Inc. and GreenPower Motor Company, Inc.
10.31	Letter from Crowe Mackay LLP per Item 16F
10.32	Consent of BDO Canada LLP
10.33	Consent of Crowe Mackay LLP
10.34	Certification of Chief Executive Officer
10.35	Certification of Chief Financial Officer
10.36	906 Certification of Chief Executive Officer
10.37	906 Certification of Chief Executive Officer
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: July 21, 2023

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer