Form 20-F
period 2024-03-31
GREENPOWER MOTOR Co INC.
filed 2024-07-01
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

# 240-209 Carrall Street

Vancouver , British Columbia   V6B 2J2 , Canada .

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

24,991,162 Common Shares Without Par Value

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

☐

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

Not applicable.

Explanatory Note

GreenPower Motor Company Inc. ("GreenPower", "we", "our", "us", "the Company") is a Canadian issuer that is permitted to prepare this Annual Report on Form 20-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company's common shares are listed on the Nasdaq Stock Exchange (the "Nasdaq") under the trading symbol "GP" and on the Toronto Stock Exchange under the trading symbol "GPV".

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

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2024, we generated a loss of $18.3 million bringing our accumulated deficit to $79.0 million.

During the year ended March 31, 2024 we generated annual revenue of $39.3 million and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases or inflation in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business. Based on these factors, the Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric vehicles is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, some of which have raised or have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

There is uncertainty about our ability to continue as a "going concern"

There is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

The reduction or elimination of government and economic incentives, funding approval or the delay in the timing of advancing funding that has been approved, in particular in the state of California, could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles ("EV's") may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

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

To date the majority of our electric vehicle sales have been in the state of California, in part due to subsidies and grants for electric vehicles and electric charging infrastructure available from the California state government. In some cases these grants or subsidies have covered the entire vehicle cost, and in many cases the grants or subsidies have reduced the net cost to our customers to a point that the vehicle is less expensive than purchasing a comparable diesel powered vehicle. Any reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

We may in be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our consolidated financial statements. We have filed a civil claim against the prior CEO and a director of our company in the Province of British Columbia, and he has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. He has also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. During April 2023, we repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, we repossessed 1 EV Star from the same customer due to nonpayment. During May 2023, this customer filed a claim in the state of California against us and one of our subsidiaries to which we have filed a response. We do not expect the outcomes of our claims, or the claims filed against us, to be material, and as of the date of this Report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain. However, we may in the future determine that these claims become material or we may be subject to other claims that alone or in addition to other claims are considered to be material, and require recognition as a provision or contingent liability on our consolidated financial statements.

We may be materially adversely affected by cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

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

Goods imported to the U.S. from China are subject to significant import tariffs, which are expected to increase, and these tariffs negatively impact our financial performance, financial position, and financial results.

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which are planned to increase. Electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported from China to the United States are subject to tariffs currently, and recent announcements have stated that these tariffs could increase to over 100% by August 2024. GreenPower has suppliers and contract manufacturers located in China, and the increase in these tariffs will increase GreenPower's costs and negatively impact the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced increased shipping costs and have experienced shipping constraints which increased our costs and prevented us from delivering vehicles to customers on a timely basis. A continuation or escalation of these trends may negatively impact our financial results and ability to grow our business

Shipping costs have grown significantly since the fall of 2020 due to a number of factors, including strong international trade growth, imbalances in global trade, port congestion, port closures, vessel delays and other factors. In addition, shipping costs are volatile, and are subject to sudden and significant changes from these same economic factors.

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

Our line of credit and loan facility contain covenant restrictions that may limit our ability to access funds on the line of credit and loan facility, or engage in other commercial activities.

The terms of our line of credit and loan facility contain, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment.

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

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be adversely affected by the fact that we are governed by the Business Corporations Act (British Columbia), that several of our officers and directors are residents of Canada and that all, or a substantial portion, of their assets and a portion of our assets are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

In light of the above, there is doubt as to whether (i) a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers and (ii) an original action could be brought in Canada (or otherwise outside the United States) against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

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

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further capital, thereby adversely impacting our ability to continue operations.

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

We will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our common shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for this year or any future taxable year. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the common shares or warrants and on the receipt of distributions on the common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our common shares or warrants, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our common shares or warrants. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

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

During the year ended March 31, 2024, the Company delivered a total of 222 vehicles, which were comprised of 122 EV Star CC's, 18 EV Star 22 foot cargo, 6 EV Star Cargo Plus, 32 EV Stars, 31 BEAST Type D school buses, 10 Nano BEAST Type A school buses, and 2 EV 250's, and generated annual revenue of $39.3 million, which was a decline of 1.1% from the prior year. During the year ended March 31, 2024 GreenPower sales included 105 EV Star CC's to Workhorse, a key customer of GreenPower, which was a decline of over 50% compared to 220 EV Star CC's to Workhorse during the year-ended March 31, 2023. Importantly, the sales in the current year represent a transition to a more diverse group of end customers in a range of new markets in the US and Canada. As well, the Company experienced significant growth in sales of all-electric BEAST and Nano BEAST school buses, which increased to 41 in the current year from 9 in the prior year.

During the year ended March 31, 2024 GreenPower sold 188,819 common shares under the ATM program for gross proceeds of approximately $0.5 million. In November 2023 the ATM was no longer effective due to the expiry of the base shelf, and a new base shelf was filed in January 2024. In January 2024 GreenPower entered into a revolving loan facility with Export Development Canada ("EDC") which is used to finance working capital investments for all-electric vehicles pursuant to purchase orders. The loan allows advances over a 24 month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum.

Subsequent to the year end, on May 9, 2024, GreenPower completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and a three-year term.

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $2.8 million as at March 31, 2024. During the year ended March 31, 2023, GreenPower sold a 9.3 acre parcel of land in the City of Porterville for gross proceeds of $950,000. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's $8 million operating credit line with the Bank of Montreal, and from our term loan facility.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California and West Virginia. Listed on the TSX Venture exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

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
  the Transport Canada iMHZEV Program
  the New York State voucher program;
  the New Jersey Zero Emission Program;
  the EPA's Clean School Bus Program;
  the VW Mitigation Trust Fund;
  CARES ACT United States federal funding; and
  California Air Quality Management District funding.

Products

School Bus Line - Type D BEAST, Type D Mega BEAST and Type A Nano BEAST

GreenPower's Type-D BEAST, TYPE D Mega BEAST and Nano-BEAST Type A School Bus are marketed under the trade name Battery Electric Automotive School Transportation, or the BEAST. These vehicles feature a clean sheet build that was designed from the ground-up around its electric drive and battery systems. The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

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

The GreenPower Mega-BEAST is built on the same platform as the BEAST but provides a range of up to 300 miles due to its 387 kwh battery pack. The Mega BEAST also offers vehicle to grid technology which allows the BEAST to provide backup power to the electric grid, providing a source of electric grid stability and sustainability.

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

Commercial Goods Line

The Commercial Goods line is comprised of several models of electric vehicles built on GreenPower's EV Star platform that are designed for a wide range of commercial application. These are currently comprised of the EV Star Cab and Chassis, also available in a right hand drive configuration, the EV Star Cargo, EV Star Cargo Plus, EV Star Stakebed Truck, EV Star Utility Truck, EV Star Cargo Plus Refrigerated Truck, EV Star Cargo Refrigerated Van, and the EV Star REEFERX. These vehicles are built on GreenPower's EV Star platform, and are purpose built, zero-emission vehicles capable of a range of up to 150 miles. The EV Star is the only class 4 electric vehicle that can be built to meet Buy America Compliance and is Altoona tested. All EV Star vehicles are equipped with both J1772-2 and CCS DC Fast charging. They can fully charge in as little as 2 hours or overnight. The EV Star platform can also be configured with an autonomous option and wireless charging.

Commercial Passenger Line

Our EV Commercial Passenger line features multiple models that include the EV Star Passenger Van, the EV Star Mobility Plus, the 30-ft EV250, the 40-ft EV350, and the double decker EV550. Our electric buses do not have heavy battery storage or battery charging systems on the roof of the bus which enhances the user experience due to the bus's low center of gravity for steering and maneuvering around corners. This design also offers ease-of-access for maintenance due to the low positioned stainless-steel battery trays that can be accessed without removing panels or the use of elaborate hoist systems to maintain the battery boxes.

EV Star Passenger Van

The EV Star Passenger Van is a multi-purpose, zero-emission vehicle with a range of up to 150 miles and offers dual charging capabilities as a standard feature. It is purpose-built to be an all-electric vehicle and has the most versatile seating configurations and carrying capacity in its class to meet an operator's needs. The vehicle comes with an electric bus door for easy accessibility and offers options for BraunAbility ADA lifts and Q'STRAINT wheelchair securement positions.

EV Star Mobility Plus

The EV Star Mobility Plus is a cutaway bus with a wider, lightweight body construction allowing for flexibility in seating configuration due the effective use of its interior space. It comes with a vented HVAC system throughout the vehicle and offers options for BraunAbility ADA lifts and Q'STRAINT wheelchair securement positions.

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

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance, CA. This facility is the center of operations for GreenPower's truck body manufacturing business, GP Truck Body Inc.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and hub for our East Coast commercial activities.

Our U.S. operations, sales and marketing office is located at #200 - 8885 Haven Avenue, Rancho Cucamonga, California.

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

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2024 GreenPower's established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Oregon State, Washington State, Texas, Colorado, North Carolina, West Virginia, and several specialized dealership relationships in the state of California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

GreenPower has established a significant partnership with the state of West Virginia under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, and has entered into a contract to purchase 41 BEAST and Nano BEAST all-electric school buses produced at the facility, under which GreenPower has delivered 4 Nano BEAST as of March 31, 2024.

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

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Bluebird	Class 7 and 8, 40' to 59'
	Eldorado	30' to 39'
School Buses
	GreenPower	BEAST Type D, Nano BEAST Type A
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Navistar	Type C
	Thomas Built	Type C
Shuttle Buses
	GreenPower	EV Star and EV 250
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Z 400
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Zenith Motors	Cargo Van

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

Legal Proceedings

We are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2024.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024.

During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2024. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2024.

Plan of Operations

As of March 31, 2024 we had a cash balance of $1.1 million, working capital of $15.6 million, total assets of $45.2 million, and total liabilities of $33.6 million. Liabilities as at March 31, 2024 include an operating line of credit with a credit limit of up to $8 million, subject to margining requirements, with a drawn balance of $7.5 million, and a term loan facility with a credit limit of up to $5 million, with a drawn balance of $2.3 million.

We are currently producing various models of EV Stars and BEAST Type D school buses with contract manufacturers in Asia, in our school bus manufacturing facility in West Virginia, and with final assembly at Porterville, CA. GreenPower's EV star completed the federally sponsored Altoona test in April 2020. This structural and durability test, along with Buy America manufacturing capabilities, is required for the use of Federal Transit Administration funding. GreenPower completed its first two deliveries of Buy America built EV Stars during the year ended March 31, 2023. GreenPower utilizes multiple contract manufacturers in Asia to manufacture its electric vehicles and components, and is currently manufacturing BEAST school buses at its facility in South Charleston West Virginia.

GreenPower leases a 50,000 sq. foot facility located at 90 W Poplar, Porterville, California, that is used for the production, assembly, maintenance and service of our vehicles, as well as for parts inventory and distribution. We also have additional space in Porterville, CA with approximately 20,000 sq. ft. that we use for production, storage, and that includes offices.

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance, CA. This facility is the center of operations for GreenPower's truck body manufacturing business, GP Truck Body Inc.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and hub for our East Coast commercial activities. Our U.S. operations, sales and marketing office is located at #200 - 8885 Haven Avenue, Rancho Cucamonga, California. Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

We have expanded our personnel over the past year, primarily from the hiring of new employees in the state of West Virginia to be based out of the West Virginia manufacturing facility.

To date, we have funded our operations and business expansion with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, related party loans, from our company's operating line of credit with the Bank of Montreal, and from our term loan facility with EDC. We anticipate that we will need to raise additional capital in the near-term to meet our growth objectives, including for working capital investments, for expanding our business operations, and to hire and retain employees for this growth. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. GP Truck Body Inc. (incorporated in the State of Nevada)

9. Lion Truck Body Incorporated (incorporated in the State of Nevada)

10. EA Green-Power Private Ltd. (incorporated in India)

11. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

D. Property, Plant and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a lease of this office in January, 2014, and have entered into subsequent leases of this same space, including our current lease, which expires on October 31, 2024. The office space is 869 square feet, and we are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, sales, marketing and support at a leased property at Suite 200 - 8885 Haven Avenue, Rancho Cucamonga, CA 91730 and the current lease on this property expires in January 2025.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527 and is currently on a month to month lease. We also lease a facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 where we are engaged in the assembly, maintenance and service of our vehicles, and where we maintain a vehicle parts inventory and distribution. The lease for this property is month to month and can be cancelled by the lessor or the lessee with no less than 60 days notice.

During July 2022 GreenPower assumed the lease of an 18,000 square foot truck body manufacturing facility in Torrance CA. This facility is the center of operations for GreenPower's truck body manufacturing business, GP Truck Body Inc. The lease on this property expires in December 2024.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which will be used for GreenPower's North American school bus manufacturing operations. Under the terms of this lease, GreenPower is required to make $50,000 monthly payments, and is eligible for forgiveness on the lease of up to $1.3 million for meeting the initial employment target at the property by December 31, 2024, and then $500,000 for every 100 employees hired after meeting the initial employment target. Title to the property will transfer to GreenPower once the lease and incentive payments total $6.7 million.

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $2.8 million as at March 31, 2024. During the year ended March 31, 2023, GreenPower sold a 9.3 acre parcel of land in the City of Porterville for gross proceeds of $950,000. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's $8 million operating credit line with the Bank of Montreal, and from our term loan facility.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

N/A

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying audited consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada and the Company maintains its primary operational facilities in southern California and a manufacturing facility in West Virginia.

The consolidated financial statements were approved by the Board of Directors on June 28, 2024.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and interpretations, as issued by the International Accounting Standards Board on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company’s operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2024, the Company had a cash balance of $1,150,891, working capital, defined as current assets less current liabilities, of $15,561,765, accumulated deficit of ($79,020,920), shareholders’ equity of $11,566,819, and the Company recorded a loss of ($18,342,796) for the year ended March 31, 2024. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and term loan facility with EDC and, from time to time, and by seeking potential new sources of financing.

A. Operating Results

The following table compares the annual results of GreenPower for the years ended March 31, 2024, 2023 and 2022. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2024 to	2023 to	2024 to	2023 to
	2024	2023	2022	2023	2022	2023	2022

Revenue	$39,271,839	$39,695,890	$17,236,773	-1.1%	130.3%	$(424,051)	$22,459,117
Cost of sales	33,914,237	32,445,836	13,360,068	4.5%	142.9%	1,468,401	19,085,768
Gross Profit	5,357,602	7,250,054	3,876,705	-26.1%	87.0%	(1,892,452)	3,373,349
Gross profit margin¹	13.6%	18.3%	22.5%	-4.6%	-4.2%

Sales, general and administrative costs
Salaries and administration	8,814,561	7,394,085	5,807,744	19.2%	27.3%	1,420,476	1,586,341
Depreciation	1,858,458	1,219,223	661,958	52.4%	84.2%	639,235	557,265
Product development costs	1,811,472	2,090,338	1,381,101	-13.3%	51.4%	(278,866)	709,237
Office expense	1,607,459	920,468	419,398	74.6%	119.5%	686,991	501,070
Insurance	1,716,157	1,801,665	1,244,505	-4.7%	44.8%	(85,508)	557,160
Professional fees	1,925,938	1,477,094	1,207,920	30.4%	22.3%	448,844	269,174
Sales and marketing	661,426	818,289	686,544	-19.2%	19.2%	(156,863)	131,745
Share-based payments	1,502,112	3,645,893	5,771,475	-58.8%	-36.8%	(2,143,781)	(2,125,582)
Transportation costs	212,263	324,773	231,472	-34.6%	40.3%	(112,510)	93,301
Travel, accomodation, meals and entertainment	599,169	748,299	641,500	-19.9%	16.6%	(149,130)	106,799
Allowance for credit losses	1,450,962	95,153	8,940	1424.9%	964.4%	1,355,809	86,213
Total sales, general and administrative costs	22,159,977	20,535,280	18,062,557	7.9%	13.7%	1,624,697	2,472,723

Loss from operations before interest, accretion and foreign exchange	(16,802,375)	(13,285,226)	(14,185,852)	26.5%	-6.3%	(3,517,149)	900,626

Interest and accretion	(1,554,858)	(1,549,769)	(515,668)	0.3%	200.5%	(5,089)	(1,034,101)
Other Income	306,288	72,867	364,296	320.3%	-80.0%	233,421	(291,429)
Foreign exchange gain / (loss)	131,416	(30,897)	(65,117)	-525.3%	-52.6%	162,313	34,220
Loss from operations for the year	(17,919,529)	(14,793,025)	(14,402,341)	21.1%	2.7%	(3,126,504)	(390,684)

Other item						-	-
Write down of assets	(423,267)	(250,832)	(607,579)	68.7%	NM	(172,435)	356,747

Loss for the year	(18,342,796)	(15,043,857)	(15,009,920)	21.9%	0.2%	(3,298,939)	(33,937)
Other comprehensive income / (loss)
Cumulative
translation reserve	29,547	(13,007)	(39,413)	NM	NM	42,554	26,406
Total comprehensive loss for the year	$(18,313,249)	$(15,056,864)	$(15,049,333)	21.6%	0.1%	$(3,256,385)	$(7,531)
Loss per common share, basic and diluted	$(0.74)	$(0.64)	$(0.69)	15.6%	-7.2%	$(0.10)	$0.05
Weighted average number of common shares outstanding, basic and diluted	24,950,961	23,522,755	21,877,488	6.1%	7.5%	1,428,206	1,645,267

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

Change in Revenue

The annual decrease in revenue for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $424,051 or 1.1%. This decrease was the result of 77 fewer vehicles delivered during the year ended March 31, 2024 compared to the prior year, which was almost entirely offset by sales of a higher number of vehicles with a higher per unit price, including Type D BEAST and Type A Nano BEAST.

The annual increase in revenue for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $22,459,117 or 130.3%. This increase was the result of an additional 206 vehicles delivered during the year ended March 31, 2023 compared to the prior year.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual increase in cost of sales for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $1,468,401 or 4.5%, resulting in a decrease in gross profit of $1,892,452 or 26.1%. During the year ended March 31, 2024 GreenPower delivered a total of 222 vehicles compared to 299 in the prior year, a decrease of 77 vehicle deliveries. The increase in cost of sales and reduction in gross profit over the year was due to an increase of inventory writedowns included in cost of sales of $886,854, and due to the application of overhead costs from our West Virginia facility. The application of overhead costs in West Virginia was applied to levels of production that are below capacity, and it is anticipated that allocated costs on a per unit basis will decline as production at the facility increases.

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

Gross profit margin (defined as gross profit over sales) for the years ended March 2024, 2023 and 2022 was 13.6%, 18.3%, and 22.5% respectively. Gross profit margin declined by 4.6% between March 31, 2024 and March 31, 2023 due to an increase of inventory writedowns included in cost of sales of $886,854, which accounted for 2.3% of the decline, due to the application of overhead costs from our West Virginia facility, and due to below target gross margins at GP Truck Body. Gross profit margin declined by 4.2% between March 31, 2023 and March 31, 2022 due to increased sales under a high volume contract, which were at a lower gross profit margin than sales in the prior year, which were primarily comprised of lower volume sales at a higher gross profit margin. In addition, the decline in gross profit margin during the year ended March 31, 2023 compared to the prior year was due to an increase in shipping costs that was driven by a higher percentage of sales outside of the state of California, compared to the prior year.

Change in Salaries and Administration

The annual increase in salaries and administration expense for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $1,420,476 or 19.2%. The increase over the period was due to salary increases for executive officers and existing employees, and an increase in the number of employees over the period to 116 employees at March 31, 2024 compared to 112 employees at March 31, 2023.

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

Change in Depreciation

The annual increase in depreciation for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $639,235 or 52.4%. Approximately $210,000 of this increase was from an increase in depreciation on right of use assets, with the remainder from an increase in depreciation expense on GreenPower's property, plant and equipment acquired during the year and depreciation expense on assets transferred to property, plant and equipment from inventory during the year.

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

Change in Product Development Costs

Product development costs declined by $278,866 or 13.3% between March 31, 2024 and March 31, 2023. This decrease was primarily due to a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities and to a small reduction in warranty accrual, which is a fixed percentage of sales.

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

Change in Share-Based Payments

Share based payment expense for the year ended March 31, 2024 compared to the year ended March 31, 2023 declined by $2,143,781 or 58.8% and declined by $2,125,582 or 36.8% for the year ended March 31, 2023 compared to March 31, 2022.

Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant using the Black Scholes method and recognized in earnings over the stock option's vesting period. The reduction in share-based payment expense during the years ended March 31, 2024 and March 31, 2023 compared to the prior years was due to a lower stock option expense recognized during each year and due to forfeited stock options during both periods.

Change in Transportation Costs

The annual decrease in transportation costs for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $112,510 or 34.6%. This decrease was due to a reduction in costs related to shipping vehicles for non-sales purposes.

The annual increase in transportation costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $93,301 or 40.3%. This increase was due to increased costs related to shipping vehicles for non-sales purposes, as well as for expenses associated with company vehicles and transportation.

Change in Interest and Accretion

Interest and accretion increased in the year ended March 31, 2024 compared to the year ended March 31, 2023 by $5,089 or 0.3% and increased in the year ended March 31, 2023 compared to the year ended March 31, 2022 by $1,034,101, or 200.5%. The change in interest and accretion expense in the year ended March 31, 2024 compared to the prior year was due to a reduction in interest and accretion on loans from related parties, which was partially offset by interest expense incurred on the term loan facility during the final quarter of the year.

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

Change in Other Income

Other Income of $306,288 during the year ended March 31, 2024 was the result of a non cash gain from loans from related parties. During the year ended March 31, 2023, GreenPower recognized other income of $72,867 from the gain on a sale of property and recognized $364,296 in other income during the year ended March 31, 2022 from the forgiveness of a payroll protection loan during the year. Changes in other income during each of these years was due to these unrelated non-recurring events.

Change in Office Expense

Office expense increased by $686,991 or 74.6% during the year ended March 31, 2024 compared to the prior year and increased by $501,070 or 119.5% during the year ended March 31, 2023 compared to the prior year. The increase in office expense during the year ended March 31, 2024 was due to general inflation increases in maintenance and utilities expense, as well as full year of expense associated with the West Virginia property during the current year. The increase in the year ended March 31, 2023 compared to the prior year well as due to the increased number of properties leased by the Company in the year compared to the prior year.

Change in Insurance Expense

Insurance expense decreased by $85,508 or 4.7% during the year ended March 31, 2024 compared to the prior year primarily due to a reduction in premiums charged on the Company's insurance policies. Insurance expense increased by $557,160 or 44.8% during the year ended March 31, 2023 compared to the prior year due to increased insurance requirements from growth in GreenPower's business and operations, including from the acquisition of Lion Truck Body, from the new property lease and business expansion in West Virginia, and from growth in the Company's core business and operations.

Change in Professional Fees

Professional fees increased by $448,844 or 30.4% during the year ended March 31, 2024 compared to the prior year, and increased by $269,174, or 22.3%, during the year ended March 31, 2023 compared to the prior year. The increase in the year ended March 31, 2024 was primarily due to increased legal costs associated with general corporate matters and litigation, and the increase in the year ended March 31, 2023 was primarily due to an increase in audit and accounting fees.

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

Sales and marketing expense for the year ended March 31, 2024 decreased by $156,863 or 19.2% and travel, accommodation, meals and entertainment expenses decreased by $149,130 or 19.9% compared to the prior year. The decrease in both of these expenses was due to a general reduction in the Company's attendance at trade shows and sales and marketing events compared to the prior year.

Sales and marketing expense for the year ended March 31, 2023 increased by $131,745 or 19.2% and travel, accommodation, meals and entertainment expenses increased by $106,799 or 16.6% compared to the prior year. The increase in both of these expenses was due to a general expansion of the Company's sales and marketing activities year over year.

Change in Other Costs

The allowance for credit losses in the year ended March 31, 2024 increased by $1,355,809 or 1,424.9% compared to the prior year primarily due to allowances associated with accounts receivable and a promissory note receivable owed by a lease customer, and to accounts receivable from other customers that is over 90 days past due. The allowance for credit losses in the year ended March 31, 2023 increased by $86,213 or 964.4% due to an increase in allowances on overdue accounts receivable.

Annual changes in foreign exchange loss is caused by the Company's exposure to changes in foreign currency exchange rates due to financial assets and liabilities in foreign currency. The Company is exposed to foreign currency risk from assets and liabilities in CDN dollars, as described in the Market risks section.

Change in Write Down of Assets

The allowance for credit losses in the year ended March 31, 2024 increased by $1,355,809 or 1,424.9% compared to the prior year primarily due to allowances associated with accounts receivable and a promissory note receivable owed by a lease customer, and to accounts receivable from other customers that is over 90 days past due. The allowance for credit losses in the year ended March 31, 2023 increased by $86,213 or 964.4% due to an increase in allowances on overdue accounts receivable.

Change in Loss for the Year and Loss per Common Share

The loss for the year ended March 31, 2024 increased by $3,298,939 or 21.9% compared to the prior year. The majority of this loss was due to a reduction of $1,892,452 in gross profit earned in the current year, with the remainder caused by an increase in selling, general and administrative costs, partially offset by a reduction in interest and accretion.

The loss for the year ended March 31, 2023 increased by $33,937, or 0.2% compared to the prior year, and was due to an increase in the Company's gross profit, which more than offset increases in the Company's selling, general and administrative costs and other expenses.

Loss per common share for the year ended March 31, 2024 increased by $0.10, or 15.6%, due to an increased loss for the year which was partially offset by the increase in the weighted average number of shares outstanding. Loss per common share for the year ended March 31, 2023 declined by $0.05 per share, or 7.2%, due to the reduction in the loss for the year and the increase in the weighted average number of shares outstanding.

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2024 and March 31, 2023, and an explanation of changes in these components.

	March 31, 2024	March 31, 2023	Annual Change ($)	Explanation(Expressed in US Dollars)
Cash and restricted cash	$ 1,150,891	$ 600,402	550,489	See liquidity and capital resources sections of this report
Accounts receivable, net of allowances	2,831,942	10,273,376	(7,441,434)	Decrease due to accounts receivable collected during the year and an increase in allowance for doubtful accounts.
Inventory	32,010,631	41,609,234	(9,598,603)	Reduction due to sales of March 31, 2023 finished goods inventory during the year, lower work in process at March 31, 2024, and inventory transferred to fixed assets.
Current assets	36,853,355	54,156,170	(17,302,815)	Primarily due to reductions in accounts receivable and inventory.
Finance lease receivables	1,158,384	2,970,356	(1,811,972)	Reduction due to de-recognition of finance leases, impairment on finance leases, and lease payments received during the year ended March 31, 2024.
Right of use assets	4,124,563	4,845,738	(721,175)	Reduction due to depreciation on right of use assets.
Property and equipment	2,763,525	2,604,791	158,734	Increase due to investments in property and equipment and inventory transferred to property and equipment, net of depreciation.
Total assets	45,203,284	63,525,183	(18,321,899)	Due to reductions in accounts receivable, inventory, finance lease receivables and right of use assets net of increases in cash and property and equipment.
Line of credit	7,463,206	6,612,232	850,974	See liquidity and capital resources sections of this report
Accounts payable and accrued liabilities	2,977,251	7,316,267	(4,339,016)	Due to payments to suppliers for investments in inventory.
Deferred revenue	9,942,385	9,998,609	(56,224)	Primarily related to reductions in deferred revenue associated with deposits from Workhorse.
Loans payable to related parties	2,432,180	3,287,645	(855,465)	Due to repayments of principal and accrued interest and the notional non-cash gain on loans to related parties.
Term loan facility	2,267,897	-	2,267,897	Term loan facility entered into during the year.
Current liabilities	21,291,590	26,500,278	(5,208,688)	Due to a reduction in accounts payable partially offset by an increase in other current liabilities.
Lease liabilities	4,636,211	5,239,851	(603,640)	Reduction due to regularly scheduled payments on lease liabilities, including $0.6 million in payments made on West Virginia lease during the year ended March 31, 2024.
Contingent liability	1,391,746	-	1,391,746	Reclassification of loan associated with acquisition
Term loan	-	610,218	(610,218)	Reclassification of loan associated with acquisition
Deferred benefit of gov't assistance	-	686,341	(686,341)	Reclassification of loan associated with acquisition
Warranty liability	2,499,890	2,077,749	422,141	Increase due to warranty accrual on sales, net of warranty disbursements, during the year ended March 31, 2024.
Total liabilities	33,636,465	35,863,177	(2,226,712)	Due to the reduction in accounts payable and loans to related parties, partially offset by increases in other liabilities.
Shareholder's equity	$11,566,819	$27,662,006	(16,095,187)	Due to increase in accumulated deficit, partially offset by increases in share capital from shares sold through the At the Market Equity offering and increases in reserves from stock options.

B. Liquidity and capital resources

Liquidity

At March 31, 2024, the Company has a cash balance of $1,150,891 and working capital, defined as current assets minus current liabilities, of $15,561,765. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2024 the Line of Credit had a drawn balance of $7,463,206. In addition, the Company has a revolving term loan facility of up to $5 million which can be used to fund payments to suppliers to build inventory pursuant to customer orders. Subsequent to the end of the year, on May 9, 2024, the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Capital Resources

Year ended March 31, 2024 and up to the date of this report

Authorized Share Capital

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued Share Capital:

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (ATM), and 85,715 shares from the exercise of options.

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023. The Company filed a new base shelf prospectus in January 2024.

The sale of common shares under the prospectus supplement was made through ATM distributions on the NASDAQ stock exchange. During the year ended March 31, 2024, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees. The ATM expired in November 2023 due to the expiry of the base shelf prospectus.

The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the year ended March 31, 2024 ($216,803, 2023).

Offering subsequent to year-end

On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance.

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

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2024, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. No performance-based awards have been issued as at March 31, 2024 or as at March 31, 2023. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

The Company had the following incentive stock options granted under the 2023 Plan, the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 4, 2023	CDN	$3.50	57,144	-	(42,858)	(14,286)	-
November 30, 2023	CDN	$3.01	50,000	-	(15,000)	(35,000)	-
February 12, 2024	CDN	$3.50	71,787	-	(14,643)	(57,144)	-
January 30, 2025	CDN	$2.59	254,640	-	(10,714)	(5,714)	238,212
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	16,071	-	-	(1,072)	14,999
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	73,275	-	-	(9,575)	63,700
December 10, 2026	CDN	$16.45	553,500	-	-	(30,250)	523,250
July 4, 2027	CDN	$4.25	15,000	-	-	-	15,000
November 2, 2027	US	$2.46	10,000	-	-	-	10,000
February 14, 2028	CDN	$3.80	645,000	-	(2,500)	(10,000)	632,500
March 28, 2028	CDN	$2.85	100,000	-	-	(100,000)	-
March 27, 2029	CDN	$2.72	-	605,000	-	-	605,000
Total outstanding			2,216,417	605,000	(85,715)	(263,041)	2,472,661
Total exercisable			1,265,128				1,711,798
Weighted Average
Exercise Price (CDN$)			$10.72	$2.72	$3.31	$5.26	$9.62
Weighted Average Remaining Life			3.4 years				3.2 years

As at March 31, 2024, there were 26,455 stock options available for issuance under the 2023 and 2022 plan and 2,499,116 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2024, 263,041 options were forfeited or expired.

On March 27, 2024, the Company granted 605,000 options with a term of five years and an exercise price of CDN$2.72 per share, comprised of:

  360,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;
  60,000 stock options to an officer and director which vest 20% after 4 months, 20% after 6 months, 30% after 288 days, and 30% after 12 months;
  110,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;
  40,000 stock options to employees which vest 50% after 288 days, and then then 25% after years 2, and 3;
  35,000 stock options to consultants which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

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

Subsequent to the end of the reporting period:

During the year ended March 31, 2024, 85,715 common shares were issued pursuant to the exercise of stock options and 263,041 options were forfeited or expired.

During the year ended March 31, 2024, the Company incurred share-based compensation expense with a measured fair value of $1,502,112. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

  Between April 1 2024 and June 30, 2024, 55,642 stock options exercisable at a weighted average share price of $10.09 were forfeited;
  On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance;

  On June 28, 2024 the Company issued 20,000 stock options exercisable at CDN $1.40 per share that expire on June 28, 2029.

As at March 31, 2024 and as at March 31, 2023 the Company had an outstanding warrant balance of nil.

Cash Flows

	For the years ended
	March 31
	2024	2023	2022
Cash flow (used in) operations	$(1,132,248)	$(14,757,939)	$(20,343,748)
Cash flow from (used in) investing	$(761,533)	$303,191	$(536,093)
Cash flow from financing	$2,323,833	$8,189,280	$12,664,774
Foreign exchange on cash and restricted cash	$120,437	$(22,452)	$(104,559)
Net (decrease) increase in cash and restricted cash	$550,489	$(6,287,920)	$(8,319,626)

Operating activities

Cash flow used in operating activities amounted to $1.1 million for the year ended March 31, 2024. The Company generated a loss for the year of $18.3 million, which included approximately $6.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, other income, and write down of assets. In addition, cash flow was generated from changes in working capital, including inventory of $8.8 million, and accounts receivable of $6.3 million, which were partially offset by a decrease in accounts payable of $4.3 million, and other factors.

Cash flow used in operating activities amounted to $14.8 million for the year ended March 31, 2023. The Company generated a loss for the year of $15.0 million, which included approximately $5.5 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $8.9 million, accounts receivable of $7.3 million, which were partially offset by an increase in accounts payable of $5.8 million, and an increase in deferred revenue of $3.2 million.

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

Investing activities

Cash flow used in investing activities was $761,533 for the year ended March 31, 2024 resulting from a $400,000 restricted deposit investment for a surety bond and the purchase of $361,533 of property, plant and equipment.

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

Financing activities

Cash flow from financing activities amounted to $2.3 million for the year-ended March 31, 2024. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $0.5 million, drew $850,974 on the Company's line of credit, drew $2.2 million on its term loan facility, and these amounts were partially offset by $0.4 million repayments on loans to related parties, and principal payments on the Company's lease liabilities.

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

We have invested significant resources in developing our suite of all-electric vehicles. Our vehicles were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles and may choose to obtain patents and licenses on our designs, processes or inventions in the future.

We have expended $1,811,472, $2,090,338, and $1,381,101 on product development costs during the years ended March 31, 2024, March 31, 2023, and March 31, 2022 respectively.

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

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 67	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.
Brendan Riley President and Director Age: 54	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.
Michael Sieffert Chief Financial Officer and Secretary Age: 49	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk Director Age: 48	Mr. Achtemichuk is an independent director and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the the Nominating Committee.
Malcolm Clay Director Age: 82	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, and the Nominating Committee and is a member of the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Cathy McLay Director Age: 67	As an independent director, Ms. McLay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Ms. McLay is a member of our Audit committee and of our Compensation committee. Ms. McLay is a member and Chair and member of the Compensation Committee and is a member of the Audit Committee.
David Richardson Director Age: 72	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of our Audit Committee and the Compensation Committee.
Yanyan Zhang Vice President of Program Management Age: 38	As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales Age: 60	As the Vice President of Medium Duty and Commercial Vehicle Sales, Claus Tritt oversees the commercial and medium duty vehicle sales strategies and activities of the Company, including the truck body division. Claus is responsible for managing GreenPower's internal sales managers, managing and developing the Company's medium duty and commercial vehicle dealer network, setting sales goals and developing pricing strategies.

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

Cathy McLay - Director

Ms. McLay has been a director of our company since January 20, 2020, and is a member of our Audit Committee and Compensation Committee. Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Previously, Ms. McLay worked in the forest sector in several senior executive roles at Canfor and Howe Sound Pulp and Paper. Ms. Mclay currently serves on the boards of the Insurance Corporation of British Columbia (Chair of the audit committee), Vancouver Fraser Port Authority (Chair Major Capital Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services. Ms. McLay is an International Certified Business Coach, a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

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

Claus Tritt - Vice President of Medium Duty and Commercial Vehicle Sales

Claus Tritt joined GreenPower in December of 2022 as Vice President of Medium Duty and Commercial Vehicle Sales, and in this role he oversees the commercial and medium duty vehicle sales strategies and activities of the Company. Claus spent over 30 years moving through progressively senior roles at various divisions within Daimler/Mercedes Benz North America, including overseeing the company's commercial van division in North America. After nearly 30 years at Mercedes Benz, Claus spent time operating a luxury car dealership, and served in a sales and business development role at Canoo.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2024, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson Chief Executive Officer, Chairman & Director	2024	$450,000(2)	Nil(3)	Nil	Nil	$450,000
Brendan Riley President & Director	2024	$350,000	Nil(3)	Nil	$12,706	$362,706
Michael Sieffert Chief Financial Officer & Secretary	2024	$222,420	Nil(3)	Nil	$2,831	$225,251
Mark Achtemichuk Director	2024	$25,000	Nil	Nil	Nil	$25,000
Malcolm Clay Director	2024	$35,000	Nil	Nil	Nil	$35,000
David Richardson Director	2024	$25,000	Nil	Nil	Nil	$25,000
Cathy McLay Director	2024	$30,000	Nil	Nil	Nil	$30,000
Yanyan Zhang Vice President of Program Management	2024	$150,000	Nil	Nil	$4,473	$154,473
Claus Tritt c	2024	$150,000	Nil	Nil	$2,282	$152,282

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert has been converted from CDN$ to US$ at an exchange rate of 0.7414. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2024.

(2) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. per the amended Management Services Agreement between GreenPower Motor Company Inc., Koko Financial Services Inc. and Fraser Atkinson dated September 29, 2023.

(3) As of the date of this report the Compensation Committee has not approved an annual bonus for the CEO, President or CFO for the year ended March 31, 2024.

Employment, Consulting and Management Agreements

Fraser Atkinson

On September 29, 2023, we entered into an employment agreement with Koko Financial Services Inc. and Fraser Atkinson, which was effective as of April 1, 2023. Under the terms of the employment agreement, Koko Financial Services Inc. accepted the appointment with the designated personnel, Fraser Atkinson, to serve as the Chief Executive Officer of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement, Koko Financial Services Inc. will be paid a base fee of US$450,000 per year, plus applicable taxes, and will be eligible for cash bonuses of up to 125% of the annual base fee. In addition, and pursuant to the employment agreement, Fraser Atkinson is eligible for stock option grants and equity incentive grants.

Brendan Riley

On September 29, 2023, we entered into an employment agreement with Brendan Riley, which was effective as of April 1, 2023. Under the terms of the employment agreement, Brendan Riley agreed to serve as the President of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement Brendan Riley will be paid a base salary of US$350,000 per year and will be eligible for cash bonuses of up to 100% of his annual base salary. In addition, and pursuant to the employment agreement, Brendan Riley is eligible for stock option grants and equity incentive grants.

Michael Sieffert

On September 29, 2023, we entered into an employment agreement with Michael Sieffert, which was effective as of April 1, 2023. Under the terms of the employment agreement, Michael Sieffert agreed to serve as the Chief Financial Officer of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement, Michael Sieffert will be paid a base salary of CDN300,000 per year, and will be eligible for cash bonuses of up to 75% of his annual base salary. In addition, and pursuant to the employment agreement, Michael Sieffert is eligible for stock option grants and equity incentive grants.

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

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2024 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 28, 2024	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Brendan Riley President & Director	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Malcolm Clay Director	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 28, 2023	Expiry Date
David Richardson Director	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Cathy McLay Director	Stock Options to purchase Common Shares	60,000(1)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Yanyan Zhang Vice President of Program Management	Stock Options to purchase Common Shares	20,000(3)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales	Stock Options to purchase Common Shares	10,000(2)	March 27, 2024	CDN$2.72	CDN$2.72	CDN$2.70	March 27, 2029

Notes:

(1) Stock options vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

(2) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

(3) Stock options vest 50% 288 days after the grant date, 25% two years after the grant date and 25% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2024.

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

D. Employees

As of March 31, 2024, 2023, and 2022 we had 116, 112, and 69 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Torrance , California, Porterville, California and South Charleston, WV.

E. Share Ownership

As of June 21, 2024, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	2,903,121(3)	11.0%	253,571(3)	Nil
Brendan Riley President and Director	81,716(4)	*	260,714(4)	Nil
Michael Sieffert Chief Financial Officer and Secretary	23,587(5)	*	243,571(5)	Nil
Mark Achtemichuk Director	82,078(6)	*	172,857(6)	Nil
Malcolm Clay Director	605,915(7)	2.3%	158,571(7)	Nil
Cathy McLay Director	9,715(8)	*	172,857(8)	Nil
David Richardson Director	2,873,097(9)	10.8%	158,571(9)	Nil
Yanyan Zhang Vice President of Program Management	12,073(10)	*	53,750(10)	Nil
Claus Tritt Vice President of Sales	*	*	27,500(11)	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at June 21, 2024 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators and from company records.

(2) Based on 26,491,162 common shares of our company issued and outstanding as at June 21, 2024.

(3) Mr. Atkinson holds 1,325,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 298,571 stock options, each of which entitles Mr. Atkinson to purchase one Share. 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Atkinson owns 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029 and 15,000 of these 60,000 options will have vested within 60 days of June 21, 2024.

(4) Mr. Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 305,714 stock options, each of which entitles Mr. Riley to purchase one Share, 35,714 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Riley owns 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, and 15,000 of these 60,000 options will have vested within 60 days of June 21, 2024.

(5) Mr. Sieffert holds 14,627 common shares of our company through his RRSP account. Mr. Sieffert also owns 500 common shares of our company in his TFSA account and 8,460 shares indirectly in a spousal RSP. Mr. Sieffert also holds 288,571 stock options, each of which entitle Mr. Sieffert to purchase one common share of our company, 18,571 of which are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Sieffert owns 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, and 15,000 of these 60,000 options will have vested within 60 days of June 21, 2024.

(6) Mr. Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RSP account and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 217,857 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 42,857 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Achtemichuk owns 60,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and 15,000 of these stock options will have vested within 60 days of June 21, 2024.

(7) Mr. Clay holds 584,920 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 203,571 stock options, each of which entitles Mr. Clay to purchase one Share, of which 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Clay owns 60,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and 15,000 of these stock options will have vested within 60 days of June 21, 2024.

(8) Ms. McLay holds 9,715 Shares directly. Ms. McLay also directly holds 217,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Ms. McLay owns 60,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and 15,000 of these stock options will have vested within 60 days of June 21, 2024.

(9) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 203,571 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Richardson owns 60,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and 15,000 of these stock options will have vested within 60 days of June 21, 2024.

(10) Ms. Zhang owns 12,073 common shares of our company directly. In addition, Ms. Zhang holds 90,000 stock options each of which entitles Ms. Zhang to purchase one common share of our company, of which 7,143 stock options are exercisable at a price of CDN$2.59 per share until January 30, 2025, 2,857 stock options that are exercisable at a price of CDN$4.90 per share until July 3, 2025, and 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, all of which have fully vested as of July 21, 2023. In addition, Ms. Zhang owns 25,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026 and 6,250 of these 25,000 stock options will have vested within 60 days of June 21, 2024, 20,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 10,000 of these 20,000 stock options will have vested within 60 days of June 21, 2023, and 20,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and none of these stock options will have vested within 60 days of June 21, 2024.

(11) Claus Tritt holds 50,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028 and 25,000 of these 50,000 stock options will have vested within 60 days of June 21, 2024, and 10,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and none of these stock options will have vested within 60 days of June 21, 2024.

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

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2024, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. No performance-based awards have been issued as at March 31, 2024 or as at March 31, 2023. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of June 21, 2024, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants
Fraser Atkinson	2,903,121(2)	11.0%	253,571(2)	Nil
David Richardson	2,873,097(3)	10.8%	158,571(3)	Nil

(1) Based on 26,491,162 common shares of our company issued and outstanding as at June 21, 2024.

(2) Mr. Atkinson holds 1,325,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 804,854 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson. Mr. Atkinson also beneficially holds 298,571 stock options, each of which entitles Mr. Atkinson to purchase one Share. 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options that are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Atkinson owns 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029 and 15,000 of these 60,000 options will have vested within 60 days of June 21, 2024.

(3) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 203,571 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 28,571 stock options are exercisable at a price of CDN$2.59 per Share until January 30, 2025, 5,000 stock options that are exercisable at a price of $20.00 per Share until December 4, 2025, and 50,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, and 60,000 stock options that are exercisable at a price of CDN$3.80 per Share until February 14, 2028, all of which have fully vested as of June 21, 2024. In addition, Mr. Richardson owns 60,000 stock options that are exercisable at a price of CDN$2.72 per Share until March 27, 2029 and 15,000 of these stock options will have vested within 60 days of June 21, 2024.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 23, 2024 the registrar and transfer agent for our company reported that there were 26,491,162 common shares of our company issued and outstanding. Of these, 16,859,647 were registered to Canadian residents, including 13,289,025 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 16,859,647 shares were registered to 37 shareholders in Canada, one of which is CDS & Co. 9,631,515 of our shares were registered to residents of the United States, including 9,527,813 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 9,631,515 shares were registered to 8 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2024 there have been no transactions or loans between our company and:

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

	For the Years Ended
	31-Mar-24	31-Mar-23	31-Mar-22

Salaries and Benefits (1)	$562,160	$580,774	$575,255
Consulting fees (2)	541,623	396,250	396,456
Non-cash Options Vested (3)	874,321	2,100,717	3,242,528
Total	$1,978,104	$3,077,741	$4,214,239

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations.

2) Consulting fees included in salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management and consulting services, and includes Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2024 included $105,676 (March 31, 2023 - $208,215) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from Countryman Investments Ltd., a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. During the year ended March 31, 2024 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

The remaining loans from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance is outstanding as at March 31, 2024. During the year ended March 31, 2024, $328,829 of interest was expensed on related party loans (2023 - $238,321, 2022 - $nil). The Company has agreed to grant FWP Holdings LLC a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility. As a result, loans from related parties are considered long term liabilities, and this change is considered a substantial modification pursuant to IFRS 9, which requires that the loan is extinguished and revalued as at the date of the change, which generated a non-cash gain of $306,288 as at March 31, 2024.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2024, 2023, and 2022 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, BDO Canada LLP for the 2024 and 2023 fiscal years and Crowe Mackay LLP for the 2022 fiscal year.

Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2024. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2024. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2024.

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

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "ITA") (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) acquires our common shares in this offering and holds such common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders and assumes that such U.S. Holders qualify for benefits under the Tax Treaty and provide the required proof of eligibility for benefits to the required intermediary.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

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

Dispositions

A U.S. Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the ITA and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder if our common shares are listed on a "designated stock exchange" as defined in the ITA and are so listed at the time of disposition at a particular time unless the following two conditions are met (the "TCP Conditions"): (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the ITA), (iii) "timber resource properties" (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) at any time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, common shares could also be deemed to be "taxable Canadian property". The Company expressed no opinion as to the status of the shares as taxable Canadian property in the current tax year or in any future tax year. No opinion of legal counsel or ruling from the Canada Revenue Agency concerning the status of the shares as taxable Canadian property has been obtained or is currently planned to be requested.

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common shares. This summary applies only to U.S. Holders that acquire our common shares pursuant to this prospectus supplement and does not apply to any subsequent U.S. Holder of our common shares.

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

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that

    is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or

    has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our common shares or warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our common shares or warrants in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.

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

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares or warrants, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares or warrants generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our common shares for cash pursuant to this prospectus. A U.S. Holder's holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Consequences to You of PFIC Status"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares (including common shares acquired from the exercise of warrants) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares are treated as readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares (including common shares acquired from the exercise of warrants), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

A non-U.S. corporation is considered a passive foreign investment company or "PFIC" for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the "passive income test"); or
●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test")

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called "look-through subsidiary"). Because we own 100% of the stock of our subsidiaries, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers). As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the asset test, a number of different kinds of assets must be taken into account. In this offering we expect to raise for our company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the asset test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for the current or any future taxable year. We or a related entity express no opinion as to the company's or a related entity's status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our common shares or warrants, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares or warrants, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a "purging election" (as described below) with respect to the common shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Tax Consequences if Our Company is a PFIC

If we are a PFIC for a taxable year during which you hold common shares or warrants, you will be subject to special tax rules with respect to any "excess distribution" that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the common shares or warrants, in that year and subsequent years, unless you make a "mark-to-market" election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a "purging election", as discussed below.

"Excess distributions" are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the common shares or warrants, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our common shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the common shares or warrants;
●

the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

●

the amount allocated to each of your other taxable year(s) - i.e., prior years during which we were a PFIC - will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares or warrants cannot be treated as capital, even if you hold the common shares as capital assets.

"Mark-to-market" election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for "marketable stock", which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market. A "qualified exchange or other market" is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Exchange Act, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our common shares will meet the requirements to be "regularly traded". If our common shares do not trade regularly on the Nasdaq Capital Market or other qualified exchange or market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) common shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over your adjusted basis in such common shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Your basis in the common shares will be adjusted to reflect any such income or loss amounts.

If you sell or otherwise dispose of any common shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under "- Distributions on Our Common Shares" generally would not apply.

"Purging election." If you do not make a timely "mark-to-market" election (as described above), and if we were a PFIC at any time during the period you hold our common shares, then such common shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a "purging election" for the year we cease to be a PFIC. A "purging election" creates a deemed sale of such common shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our common shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the common shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your common shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder's pro rata share of the corporation's earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any common shares acquired upon the exercise of a warrant will begin on the date a U.S. Holder acquires the warrants (and not the date the warrants are exercised). This will impact the availability, and consequences, of the mark-to-market election with respect to common shares acquired on the exercise of a warrant. Thus, a U.S. Holder will have to account for common shares acquired in this offering and common shares acquired on the exercise of a warrant under the PFIC rules and the applicable elections differently. In addition, it is unclear whether the mark-to-market election or the purging election may be made with respect to the warrants. A qualified election fund election is not permitted with respect to options to acquire stock, such as the warrants. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares and warrants, and the availability of certain U.S. tax elections under the PFIC rules.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. THE COMPANY HAS NOT AND WILL NOT MAKE A DETERMINATION IF IT IS A PFIC IN THE CURRENT TAX YEAR OR ANY FUTURE TAX YEAR. EACH PROSPECTIVE INVESTOR IN THE COMMON SHARES OR WARRANTS IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE COMMON SHARES OR WARRANTS IN LIGHT OF SUCH PROSPECTIVE INVESTOR'S OWN CIRCUMSTANCES.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares or warrants may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares or warrants, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares or warrants generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

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

Certain Reporting Requirements

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares or warrants are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

A U.S. Holder that acquires common shares or warrants generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly, indirectly, or by attribution, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. GP Truck Body Inc. (incorporated in the State of Nevada)

9. Lion Truck Body Incorporated (incorporated in the State of Nevada)

10. EA Green-Power Private Ltd. (incorporated in India)

11. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2024 the Company recognized an allowance for credit losses (net of sales tax recoveries) of $1,002,650 (2023 - $139,370) against its accounts receivable, and an allowance for credit losses of $131,089 on its promissory note.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit and its term loan facility. Assuming the drawn amounts on the line of credit and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $97,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at March 31, 2024, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$137,887
Accounts Receivable	$66,935
Prepaids and deposits	$147,866
Finance Lease Receivable	$65,315
Accounts Payable and Accrued Liabilities	$(219,636)
Related Party Loan & Interests Payable	$(3,779,798)

The CDN/USD exchange rate as at March 31, 2024 was $0.738 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $358,000 to comprehensive income/loss.

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

During the year ended March 31, 2024, the Company issued 188,819 shares for gross proceeds of $520,892 and during the year ended March 31, 2023 the Company issued 1,565,268 shares for gross proceeds of $4,895,826 under the Company's At the Market (ATM) on Nasdaq. The Company used the net proceeds of sales of Common Shares under the ATM for the production of all-electric vehicles, including EV Star cab and chassis, EV Star cargo, EV Stars and school buses, as well as for product development with the remainder, if any, for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024.

Based on the evaluation performed as of March 31, 2024, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2024, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2024 due to the following material weaknesses in its internal control over financial reporting:

  We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of existence and verification of inventories.
  We did not design and maintain effective controls relating to revenue recognition, including incorporating non-cash accrued interest expense on deferred revenue deposits held for over a year;
  We did not design and maintain effective controls relating to non-cash transactions relating to the recognition of a non-cash gain on related party debt due to debt extinguishment.

Accordingly, management has concluded that control deficiencies regarding the design and verification of inventory constitute material weaknesses.

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
  We will seek to hire additional qualified accounting resources and professionals to manage the implementation of improved internal controls over financial reporting, and identifying and properly recognizing accounting for complex transactions;

Management intends to focus on the internal control remediation efforts identified above in order to address and resolve the material weaknesses in internal controls over financial reporting that existed as at March 31, 2024.

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

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2024, other than changes to certain controls related to bank reconciliations, capital assets, financial reporting, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to all of our directors, senior officers, and employees. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of the CFO, at Suite 240 - 209 Carrall Street, Vancouver, BC, V6B 2J2.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Canada LLP, PCAOB ID #1227 was the principal accountant for the audit of GreenPower's consolidated financial statements during the years ended March 31, 2024 and March 31, 2023.

Crowe MacKay was the principal accountant for the audit of GreenPower's consolidated financial statements during the year ended March 31, 2022.

The following table sets forth information regarding the amount billed and accrued for audit fees, other fees and tax fees for the fiscal years ended March 31, 2024 and March 31, 2023.

	March 31, 2024	March 31, 2023
Audit fees	$361,211	$267,450
Audit related fees	$57,276	-
Total	$418,487	$267,450

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

Not applicable

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

ITEM 16K. CYBERSECURITY

As of the date of this report GreenPower has not adopted a formal cybersecurity policy, and we have not invested in a comprehensive set of processes for managing cybersecurity risk due to the Company’s relatively small size and limited resources. However, we have taken certain preliminary steps to manage cybersecurity risks such as utilizing commercially available anti-virus software on company computers, utilizing cloud-based systems and software offered by major global software and computer systems providers for company records and documents, and engaging a technical IT supervisor to manage and maintain the company’s computer systems and network.

As of the date of this report we do not believe, or are not aware, of any existing or previous cybersecurity incident that have materially affected or are reasonably likely to materially affect our business, strategy, operations, or financial condition. However, the Company may in the future be materially adversely affected by a cybersecurity incident, such as a computer system failure, a computer system security breach, and as a result may be subject to ransomware, phishing attacks, or other malicious intrusions.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars.

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC.

Consolidated Financial Statements

(Expressed in US Dollars)

For the Years Ended March 31, 2024, 2023, and 2022

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
GreenPower Motor Company Inc.
Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ BDO Canada LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2022.
Vancouver, Canada
June 28, 2024

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm (Withdrawal Pending)

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") (Withdrawal Pending) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Crowe MacKay LLP Chartered Professional Accountants We have served as the Company's auditor since 2011. Vancouver, Canada June 30, 2022

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Financial Position
As of March 31, 2024 and 2023
(Expressed in US Dollars)

	March 31, 2024	March 31, 2023

Assets
Current
Cash (Note 4)	$1,150,891	$600,402
Accounts receivable, net of allowances (Note 5)	2,831,942	10,406,906
Current portion of finance lease receivables (Note 6)	111,529	1,051,873
Promissory note receivable (Note 7)	-	159,171
Inventory (Note 8)	32,010,631	41,609,234
Prepaids and deposits	748,362	328,584
	36,853,355	54,156,170
Non-current
Finance lease receivables (Note 6)	1,046,855	1,918,483
Right of use assets (Note 9)	4,124,563	4,845,738
Property and equipment (Note 11, Note 22)	2,763,525	2,604,791
Restricted deposit (Note 10)	414,985	-
Other assets	1	1
	$45,203,284	$63,525,183

Liabilities
Current
Line of credit (Note 12)	$7,463,206	$6,612,232
Term loan facility (Note 13)	2,267,897	-
Accounts payable and accrued liabilities (Note 19)	2,977,251	7,316,267
Current portion of deferred revenue (Note 16)	7,066,145	8,059,769
Loans payable to related parties (Note 19)	-	3,287,645
Current portion of lease liabilities (Note 9)	630,207	669,040
Current portion of warranty liability (Note 20)	750,806	535,484
Current portion of deferred benefit of government assistance (Note 22)	-	18,374
Current portion of contingent liability (Note 22)	136,078	-
Current portion of term loan (Note 22)	-	1,467
	21,291,590	26,500,278
Non-current
Deferred revenue (Note 16)	2,876,240	1,938,840
Lease liabilities (Note 9)	4,006,004	4,570,811
Contingent liability (Note 22)	1,255,668	-
Loans payable to related parties (Note 19)	2,432,180	-
Other liabilities	25,699	34,265
Term loan (Note 22)	-	608,751
Deferred benefit of government assistance (Note 22)	-	667,967
Warranty liability (Note 20)	1,749,084	1,542,265
	33,636,465	35,863,177

Equity
Share capital (Note 14)	76,393,993	75,528,238
Reserves	14,305,642	13,066,183
Accumulated other comprehensive loss	(111,896)	(141,443)
Accumulated deficit	(79,020,920)	(60,790,972)
	11,566,819	27,662,006
	$45,203,284	$63,525,183

Nature and Continuance of Operations and Going Concern - Note 1

Events After the Reporting Period - Note 26

Approved on behalf of the Board on June 28, 2024

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2024, 2023, and 2022
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2024	2023	2022

Revenue (Note 23)	$39,271,839	$39,695,890	$17,236,773
Cost of Sales (Note 8)	33,914,237	32,445,836	13,360,068
Gross Profit	5,357,602	7,250,054	3,876,705

Sales, general and administrative costs
Salaries and administration (Note 19)	8,814,561	7,394,085	5,807,744
Depreciation (Notes 9 and 11)	1,858,458	1,219,223	661,958
Product development costs	1,811,472	2,090,338	1,381,101
Office expense	1,607,459	920,468	419,398
Insurance	1,716,157	1,801,665	1,244,505
Professional fees	1,925,938	1,477,094	1,207,920
Sales and marketing	661,426	818,289	686,544
Share-based payments (Notes 15 and 19)	1,502,112	3,645,893	5,771,475
Transportation costs	212,263	324,773	231,472
Travel, accomodation, meals and entertainment	599,169	748,299	641,500
Allowance for credit losses (Notes 5, 7, and 17)	1,450,962	95,153	8,940
Total sales, general and administrative costs	22,159,977	20,535,280	18,062,557

Loss from operations before interest, accretion and foreign exchange	(16,802,375)	(13,285,226)	(14,185,852)

Interest and accretion	(1,554,858)	(1,549,769)	(515,668)
Other Income (Note 19, Note 11)	306,288	72,867	364,296
Foreign exchange gain / (loss)	131,416	(30,897)	(65,117)

Loss from operations for the year	(17,919,529)	(14,793,025)	(14,402,341)

Other item
Write down of assets (Notes 2.g., 6 and 22)	(423,267)	(250,832)	(607,579)

Loss for the year	(18,342,796)	(15,043,857)	(15,009,920)

Other comprehensive income / (loss)
Cumulative translation reserve	29,547	(13,007)	(39,413)

Total comprehensive loss for the year	$(18,313,249)	$(15,056,864)	$(15,049,333)

Loss per common share, basic and diluted	$(0.74)	$(0.64)	$(0.69)
Weighted average number of common shares outstanding, basic and diluted	24,950,961	23,522,755	21,877,488

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Changes in Equity
For the Years ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

	Share Capital			Accumulated other
	Number of			comprehensive	Accumulated
	Common shares	Amount	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2021	20,892,560	$61,189,736	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	(27,329)
Shares issued for exercise of warrants	1,925,656	7,305,834	(994,161)	-	-	6,311,673
Shares issued for exercise of options	329,822	2,365,880	(1,139,621)	-	-	1,226,259
Fair value of stock options forfeited	-	-	(276,000)	-	276,000	-
Share-based payments	-	-	5,771,475	-	-	5,771,475
Cumulative translation reserve	-	-	-	(39,413)	-	(39,413)
Net loss for the year	-	-	-	-	(15,009,920)	(15,009,920)

Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	34,385,193

Share issuance costs	-	(216,803)	-	-	-	(216,803)
Shares issued for cash	1,565,268	4,895,826	-	-	-	4,895,826
Shares issued for exercise of options	3,322	15,094	(6,333)	-	-	8,761
Fair value of stock options forfeited	-	-	(612,193)	-	612,193	-
Share-based payments	-	-	3,645,893	-	-	3,645,893
Cumulative translation reserve	-	-	-	(13,007)	-	(13,007)
Net loss for the year	-	-	-	-	(15,043,857)	(15,043,857)

Balance, March 31, 2023	24,716,628	$75,528,238	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Share issuance costs	-	(14,904)	-	-	-	(14,904)
Shares issued for cash	188,819	520,892	-	-	-	520,892
Shares issued for exercise of options	85,715	359,767	(149,805)	-	-	209,962
Fair value of stock options forfeited	-	-	(112,848)	-	112,848	-
Share-based payments	-	-	1,502,112	-	-	1,502,112
Cumulative translation reserve	-	-	-	29,547	-	29,547
Net loss for the year	-	-	-	-	(18,342,796)	(18,342,796)

Balance, March 31, 2024	24,991,162	$76,393,993	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2024, 2023 and 2022
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2024	2023	2022

Cash flows from (used in) operating activities
Loss for the year	$(18,342,796)	$(15,043,857)	$(15,009,920)
Items not affecting cash
Allowance for credit losses	1,450,962	95,153	8,940
Depreciation	1,854,728	1,219,223	661,958
Share-based payments	1,502,112	3,645,893	5,771,475
Accretion and accrued interest	723,199	826,584	(7,034)
Amortization of deferred financing fees	-	-	416,738
Write down of assets	423,267	250,832	607,579
Other income	(306,288)	(72,867)	(365,278)
Write down of inventory	1,078,854	192,000	153,798
Foreign exchange (gain) / loss	(131,416)	30,897	65,117
	(11,747,378)	(8,856,142)	(7,696,627)
Changes in non-cash working capital items:
Accounts receivable	6,255,091	(7,377,311)	1,480,669
Inventory	8,752,609	(9,132,692)	(21,018,276)
Prepaids and deposits	(419,778)	172,935	(73,373)
Finance lease receivables	132,138	425,383	287,947
Accounts payable and accrued liabilities	(4,339,016)	5,816,192	192,973
Deferred revenue	(337,484)	3,158,930	6,389,707
Warranty liability	571,570	1,034,766	93,232
	(1,132,248)	(14,757,939)	(20,343,748)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	-	874,184	-
Restricted deposits	(400,000)	-	-
Purchase of property and equipment	(361,533)	(355,993)	(536,093)
Lion truck body business combination	-	(215,000)	-
	(761,533)	303,191	(536,093)

Cash flows from (used in) financing activities
Repayment of loans payable to related parties	(449,400)	-	-
Loans from related parties	-	3,043,734	-
Proceeds from (repayment of) line of credit	850,974	845,853	5,766,379
Proceeds from term loan facility	2,235,375	-	-
Proceeds from promissory note	30,111	15,055	-
Principal payments on promissory note	-	-	(346,166)
Payments on lease liabilities	(1,050,611)	(394,580)	(266,042)
Proceeds from issuance of common shares	520,892	4,895,826	-
Repayment of other liabilities	(8,566)	(8,566)	-
Equity offering costs	(14,904)	(216,803)	(27,329)
Proceeds from exercise of stock options	209,962	8,761	1,226,259
Proceeds from exercise of warrants	-	-	6,311,673
	2,323,833	8,189,280	12,664,774

Foreign exchange on cash	120,437	(22,452)	(104,559)

Net increase (decrease) in cash	550,489	(6,287,920)	(8,319,626)
Cash, beginning of year	600,402	6,888,322	15,207,948
Cash, end of year	$1,150,891	$600,402	$6,888,322

Supplemental Cash Flow Disclosure Note 25

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada and the Company maintains its primary operational facilities in southern California and a manufacturing facility in West Virginia.

The consolidated financial statements were approved by the Board of Directors on June 28, 2024.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2024, the Company had a cash balance of $1,150,891, working capital, defined as current assets less current liabilities, of $15,561,765, accumulated deficit of ($79,020,920), shareholders' equity of $11,566,819, and the Company recorded a loss of ($18,342,796) for the year ended March 31, 2024. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and term loan facility with Export Development Canada ("EDC") and, from time to time, and by seeking potential new sources of financing.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2. Material Accounting Policy Information

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

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-24	31-Mar-23	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
GP Truck Body Inc.	United States	100%	N/A	Truck body manufacturing
Lion Truck Body Incorporated	United States	100%	100%	Truck body manufacturing
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	100%	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2.  Material Accounting Policy Information (continued)

(c) Financial instruments Classification

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

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2024 and March 31, 2023.

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2024 and March 31, 2023.

Measurement

GreenPower initially measures its financial instruments at fair value and subsequently at amortized cost using the effective interest method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12-month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. As at March 31, 2024 the Company recognized net allowance for credit losses of $1,319,873  against its accounts receivable, (2023 – net $94,791) (Note 5). The Company recognized an allowance for credit losses of $131,089 on its promissory note receivable during the year ended March 31, 2024 (2023 – nil).

Lifetime expected losses will be recognized on financial assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2024 the Company recognized an impairment of $nil on accounts receivables (2023 - $nil). During the year ended March 31, 2024 the Company recognized an impairment of $423,267 on its finance lease receivables (2023 - $nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2.  Material Accounting Policy Information (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2024 and March 31, 2023 the Company had no cash equivalents.

(e) Revenue recognition

The majority of the Company's contracts have a single performance obligation, which is the delivery of goods, including electric vehicles, vehicle parts, and completed truck bodies. The Company recognizes revenue from these contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue for these contracts is allocated to the single performance obligation, which is the transfer of the asset, including vehicles, vehicle parts, and completed truck bodies. Payment terms vary by customer, and the range of payment terms can vary between requiring up front deposits, payment on receipt, or net terms of 30 days or longer in exceptional circumstances.

The Company has also recognized revenue from a contract under which the Company was reimbursed for certain costs incurred on a project over time. This revenue was recognized over the period earned, in accordance with the terms of the Contract. The Company has also earned vehicle transportation revenue, which is recognized when the transportation is completed. The Company is a lessor under certain lease contracts involving GreenPower all-electric vehicles. The recognition of lease revenue is discussed in note 2. (p).

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

(f) Warranty

GreenPower provides its customers with a warranty on its vehicles which typically have a term of five years. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. The warranty expense provision is booked as a percentage of revenue, which creates a Warranty liability from which actual disbursements are deducted as incurred. GreenPower had a warranty liability balance to cover future warranty expenditures of $2,499,890 as at March 31, 2024 (2023 - $2,077,749) (Note 20).

(g) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2.  Material Accounting Policy Information (continued)

(g) Impairment of long-lived assets (continued)

amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. GreenPower recorded a writedown of assets of $423,237 during the year ended March 31, 2024 that was recorded on finance lease receivables, a writedown of $250,832 during the year ended March 31, 2023 that was booked against goodwill, and a writedown of $607,579 during the year ended March 31, 2022 that was booked against property and equipment, accounts receivable, and a promissory note receivable.

(h) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
GP Truck Body Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar
Gerui New Energy Vehicle (Nanjing) Co. Ltd.	RMB

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2.  Material Accounting Policy Information (continued)

(i)  Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value. WIP inventory is valued based on actual costs to bring the WIP to its current state of completion. The Company's inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory. For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available. When a vehicle in inventory is used for demonstration purposes it is transferred to property and equipment at the lesser of net book value and net realizable value (Note 11).

(j)  Property, plant, and equipment

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

Computers	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Demonstration Electric Vehicles	5-12 years, straight line method
Tools and equipment	3 years, straight line method
Leasehold improvements	Straight line over term of lease or economic life

(k) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, basic and diluted, for the year ended March 31, 2024 was $(0.74), (2023 - $(0.64), 2022 - $(0.69)), and excludes stock options (Note 15) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

(l)  Share capital

Common shares are classified as equity. Finder's fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(m) Share-based payment transactions

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

(p)  Leases

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(p) Leases (continued)

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

(q) Goodwill and Impairment

The Company is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company did not record any goodwill during the year ended March 31, 2024. During the year ended March 31 2023, GreenPower acquired Lion Truck Body Inc., and recorded goodwill of $250,832 on the acquisition (Note 22). This goodwill was tested at year-end, and was not supported by the estimated future cash flows of the business, and management concluded that the $250,832 of goodwill from the acquisition was impaired and was therefore written off.

(r) Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2023. These changes were reviewed by management and did not cause a change to the Company's financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(s) Future accounting pronouncements

Certain new accounting standards have been published by the IASB that are not mandatory for the March 31, 2024 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2024	Mandatorily effective for periods beginning on or after January 1, 2025
IAS 1 - Presentation of Financial Statements (Non current liabilities with covenants)	IAS 21 - The effect of changes in Foreign Exchange Rates (effective Jan 1, 2025)
IAS 1 - Presentation of Financial Statements (classification of liabilities as current or non current)	IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)
IAS 7 Statement of Cash Flows and IFRS 7 - Financial Instruments (Supplier finance arrangement disclosure requirements)	IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 16 - Leases (liability in a sale and leaseback)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstance

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company (Note 2. h.).

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1).

iii. The determination that amounts representing the term loan that would be assumed from the acquisition of Lion Truck Body, which is subject to the seller obtaining the required consents for the assumption, should be classified as a contingent liability as at March 31, 2024 (Note 22).

iv. The determination that loans payable to related parties outstanding as at March 31, 2024 is a non-current liability (Note 19).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

3. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions

a. The determination of the discount rates used to discount finance lease receivables (Note 6) and lease liabilities (Note 9)

b. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 20)

c. The classification of leases as either financial leases or operating leases (Note 6, Note 2 p.).

d. The determination that the Company is not involved in any legal matters that require a provision (Note 24)

e. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5)

f. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction and the determination that $250,832 in goodwill from the acquisition of Lion Truck Body Inc. was impaired as at March 31, 2023, and was written off (Note 22)

g. The estimate of the useful life of equipment (Note 2.j, Note 11)

h. The estimate of the net realizable value of inventory (Note 8)

i. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.)

j. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 9)

k. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 21)

l. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 8)

4. Cash

As at March 31, 2024 the Company has a cash balance of $1,150,891 (2023 - $600,402). Both of these amounts were on deposit at major financial institutions in the United States. The Company has no cash equivalents as at March 31, 2024 or at March 31, 2023.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2024 in accordance with IFRS 9 and has determined that net allowance against accounts receivable of $1,319,873 as at March 31, 2024 (2023 - net - $94,791) is warranted. As at March 31, 2024 the Company had an accounts receivable net of allowances balance of $2,831,942 (2023 - $10,406,906). 2 customers (2023 - 2 customers) each represented more than 10% of this balance, and these customers in aggregate represented 30% (2023 - 67%) of the balance.

	March 31, 2024	March 31, 2023
Allowance for doubtful accounts, beginning of year	$139,370	$44,579
plus: new allowance recognized	1,459,243	139,370
less: allowance collected	(139,370)	(44,579)

Allowance for doubtful accounts, end of year	$1,459,243	$139,370

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

6. Finance Lease Receivables

GreenPower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at March 31, 2024 the Company had a total of 8 (2023 - 45) vehicles on lease that were determined to be finance leases, and the Company had a total of 4 (2023 - 1) vehicles on lease that were determined to be operating leases. For operating leases, lease payments are recognized in revenue when earned. During the year-ended March 31, 2024, finance leases for two vehicles reached their maturity date and the lessee did not exercise its option to purchase the vehicles and they were returned to the Company, and the customer entered into finance leases for two new vehicles. During the year-ended March 31, 2023 finance leases for three vehicles reached their maturity date and the lessee purchased two of the vehicles and the third vehicle was repossessed during the year ended March 31, 2024.

During the year ended March 31, 2024, GreenPower provided a notice of default to a lessee of 37 vehicles, and the defaults were not cured so the leases were terminated and the vehicles were repossessed. In addition GreenPower booked an impairment of $423,267 on finance lease receivables during the year ended March 31, 2024 (2023 - $nil), due to delinquent payments on finance leases for five vehicles. Subsequent to the year ended March 31, 2024 GreenPower repossessed 6 other vehicles that were under lease due to non -payment, and GreenPower cancelled the leases (Note 26).

For the year ended March 31, 2024, selling profit on finance leases was $53,924 (2023 - $nil, 2022 - $725,814).

The following table illustrates Finance Lease Receivables as at March 31, 2024 and as at March 31, 2023:

	March 31, 2024	March 31, 2023
Finance lease receivable, beginning of year	$2,970,356	$3,395,739
Investment recognized	148,158	-
Investment derecognized	(1,334,921)	-
Impairment recognized	(423,267)	-
Lease payments received	(351,434)	(695,825)
Interest income recognized	149,492	270,442

Finance lease receivable, end of year	$1,158,384	$2,970,356

Current portion of Finance Lease Receivable	$111,529	$1,051,873

Long Term Portion of Finance Lease Receivable	$1,046,855	$1,918,483

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

6. Finance lease receivables (continued)

Payments to be received on Finance Lease Receivables (undiscounted):

31-Mar-24
Year 1	$363,774
Year 2	363,774
Year 3	367,579
Year 4	346,200
Year 5	605,152
less: amount representing interest income	(888,095)
Finance Lease Receivable	$1,158,384
Current Portion of Finance Lease Receivable	$111,529
Long Term Portion of Finance Lease Receivable	$1,046,855

Subsequent to the year ended March 31, 2024, the Company repossessed 5 EV 250s under finance leases and one EV 350 on an operating lease due to the lessee's default under the leases. The carrying value of finance lease receivables for the 5 EV 250's that were repossessed in May 2024 was $971,226 as at March 31, 2024.

7. Promissory Note Receivable

On February 1, 2023, the Company entered into a promissory note with a customer for a principal amount of $173,072 to be repaid in twelve fixed monthly payments of $15,055, with an implied interest rate of 8.0%. The principal amount of the promissory note was transferred from accounts receivable. During the year ended March 31, 2024 the Company recognized an allowance of $131,089 on the Promissory note, in accordance with IFRS 9, due to delinquent payments on the promissory note. The carrying value of the promissory note receivable as at March 31, 2024 is $nil, (2023-$159,171).

8. Inventory

The following is a listing of inventory as at March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023

Parts	$3,855,668	$4,025,826
Work in Process	$14,341,949	$5,711,648
Finished Goods	13,813,014	31,871,760

Total	$32,010,631	$41,609,234

During the year ended March 31, 2024, management wrote down the value of inventory by $1,078,854 (2023 - $192,000; 2022 - $153,798), and this amount is included in Cost of Sales. During the year ended March 31, 2024, $31,179,514 of inventory was included in Cost of Sales (2023 - $31,438,059, 2022 - $13,360,068).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

9. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2024 the Company incurred interest expense of $377,026 (2023 - $229,743; 2022 - $18,321) on the Lease Liabilities, recognized depreciation expense of $785,306 (2023 - $571,793; 2022 - $233,500) on the Right of Use Assets and made total rental payments of $1,050,611 (2023 - $394,580; 2022 - $284,363).

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease payments and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease has not been reduced to reflect contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits.

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2024:

1 year	$957,685
thereafter	5,555,463
less amount representing interest expense	(1,876,937)
Lease liability	4,636,211
Current Portion of Lease Liabilities	630,207
Long Term Portion of Lease Liabilities	$4,006,004

Payments on leases that were classified as short-term leases for the year ended March 31, 2024 totaled $91,312 (2023 - $236,480, 2022 - $132,500). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2024 total $12,326.

The following table summarizes changes in Right of Use Assets during the year ended March 31, 2024:

Right of Use Assets, March 31, 2023	$4,845,738
Depreciation	(785,306)
Transfer to deposit	(5,000)
Additions during the period	69,131

Right of Use Assets, March 31, 2024	$4,124,563

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

10. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year and earns interest at a fixed rate of 4.9%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider. The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

11. Property and Equipment

The following is a summary of activities for the years ended March 31, 2024, and March 31, 2023:

	Computers	Furniture	Automobiles	Demonstration Electric Vehicles	Leased Asset	Tools and Equipment	Land	Leasehold Improvements	Total
Cost
Balance, March 31, 2022	$242,854	$100,811	$589,420	$2,727,455	$672,151	$1,377,357	$801,317	$163,979	$6,675,344
Additions	75,406	22,894	49,845	14,678	-	185,954	-	7,215	355,992
Acquired in Acquisition	214	71	75,500	-	-	136,118	-	56,349	268,252
Asset sold	-	-	-	-	-	-	(801,317)	-	(801,317)
Balance, March 31, 2023	$242,854	$100,811	$589,420	$2,727,455	$672,151	$1,377,357	$-	$163,979	$5,874,027
Transfers from inventory	-	-	-	874,278	-	-	-	-	874,278
Additions	-	-	-	-	-	334,575	-	26,958	361,533
Balance, March 31, 2024	$242,854	$100,811	$589,420	$3,601,733	$672,151	$1,711,932	$-	$190,937	$7,109,838

Depreciation
Balance, March 31, 2022	77,799	35,412	82,901	931,347	667,342	769,356	-	43,625	$2,607,782
Depreciation	64,820	12,912	67,441	282,957	4,809	194,875	-	34,338	662,152
Foreign exchange translation	-	-	-	(698)	-	-	-	-	(698)
Balance, March 31, 2023	$142,619	$48,324	$150,342	$1,213,606	$672,151	$964,231	$-	$77,963	$3,269,236
Depreciation	62,128	10,931	70,900	581,355	-	305,692	-	42,146	1,073,152
Foreign exchange translation	-	-	-	3,925	-	-	-	-	3,925
Balance, March 31, 2024	$204,747	$59,255	$221,242	$1,798,886	$672,151	$1,269,923	$-	$120,109	$4,346,313

Carrying amounts
As at, March 31, 2023	$100,235	$52,487	$439,078	$1,513,849	$-	$413,126	$-	$86,016	$2,604,791

As at, March 31, 2024	$38,107	$41,556	$368,178	$1,802,847	$-	$442,009	$-	$70,828	$2,763,525

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

11. Property and Equipment (continued)

During the year ended March 31, 2024, the Company transferred vehicles from inventory with a carrying value of $874,278 to Property and Equipment. The transferred vehicles are comprised of four EV Stars, one Nano BEAST, one BEAST and one EV 550.

During the year ended March 31, 2023, the Company completed the sale of land owned by the Company in Porterville California for gross proceeds of $950,000 and generated a gain on the sale of $72,867 that was included in Other income. During the year ended March 31, 2023 GreenPower also acquired property, plant and equipment with an aggregate fair value of $268,252, as part of its acquisition of Lion Truck Body.

12. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at March 31, 2024 the Company's Line of Credit had a credit limit of up to $8,000,000 (2023 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (March 31, 2024 - 9.0%, March 31, 2023 - 8.0%) plus a margin of 2.0% (2023 - 1.5%).

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2:1, for which the Company is in compliance as at March 31, 2024 and March 31, 2023. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of March 31, 2024, the Company had a drawn balance of $7,463,206 (2023 - $6,612,232) on the Line of Credit.

13. Term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 19).

The term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2 to 1.0. The Company is in compliance with this covenant as at March 31, 2024.

The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as EBITDA for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters.

As at March 31, 2024 the balance outstanding on the term loan facility, including fees and accrued interest, was $2,267,897 (March 31, 2023 -$nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

14. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (ATM), and 85,715 shares from the exercise of options.

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

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023. The Company filed a new base shelf prospectus in January 2024.

The sale of common shares under the prospectus supplement was made through ATM distributions on the NASDAQ stock exchange. During the year ended March 31, 2024, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees. The ATM expired in November 2023 due to the expiry of the base shelf prospectus.

The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the year ended March 31, 2024 (2023 - $216,803; 2022 - $nil).

Offering subsequent to year-end

On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

15. Stock Options

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

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2024, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. No performance-based awards have been issued as at March 31, 2024 or as at March 31, 2023. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

15. Stock options (continued)

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 4, 2023	CDN	$3.50	57,144	-	(42,858)	(14,286)	-
November 30, 2023	CDN	$3.01	50,000	-	(15,000)	(35,000)	-
February 12, 2024	CDN	$3.50	71,787	-	(14,643)	(57,144)	-
January 30, 2025	CDN	$2.59	254,640	-	(10,714)	(5,714)	238,212
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	16,071	-	-	(1,072)	14,999
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	73,275	-	-	(9,575)	63,700
December 10, 2026	CDN	$16.45	553,500	-	-	(30,250)	523,250
July 4, 2027	CDN	$4.25	15,000	-	-	-	15,000
November 2, 2027	US	$2.46	10,000	-	-	-	10,000
February 14, 2028	CDN	$3.80	645,000	-	(2,500)	(10,000)	632,500
March 28, 2028	CDN	$2.85	100,000	-	-	(100,000)	-
March 27, 2029	CDN	$2.72	-	605,000	-	-	605,000
Total outstanding			2,216,417	605,000	(85,715)	(263,041)	2,472,661
Total exercisable			1,265,128				1,711,798
Weighted Average
Exercise Price (CDN$)			$10.72	$2.72	$3.31	$5.26	$9.62
Weighted Average Remaining Life			3.4 years				3.2 years

As at March 31, 2024, there were 26,455 stock options available for issuance under the 2023 and 2022 plan and 2,499,116 performance based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 27, 2024, the Company granted 605,000 options with a term of five years and an exercise price of CDN $2.72 per share, comprised of:

  360,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

  60,000 stock options to an officer and director which vest 20% after 4 months, 20% after 6 months, 30% after 288 days, and 30% after 12 months;

  110,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

  40,000 stock options to employees which vest 50% after 288 days, and then then 25% after years 2, and 3;

  35,000 stock options to consultants which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

During the year ended March 31, 2024, 85,715 common shares were issued pursuant to the exercise of stock options and 263,041 options were forfeited or expired.

During the year ended March 31, 2024, the Company incurred share-based compensation expense with a measured fair value of $1,502,112. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

15. Stock options (continued)

Subsequent to the end of the reporting period, between April 1, 2024 and June 30, 2024, 55,642 stock options exercisable at a weighted average share price of CDN $10.09 were forfeited, and on June 28, 2024 the Company issued 20,000 stock options exercisable at CDN $1.40 per share that expire on June 28, 2029 (Note 26).

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2023:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,570)	57,144
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,427)	71,787
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,682)	254,640
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,716)	16,071
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(66,375)	73,275
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.45	-	60,000	-	(50,000)	10,000
February 14, 2028	CDN	$3.80	-	660,000	-	(15,000)	645,000
March 28, 2028	CDN	$2.85	-	100,000	-	-	100,000
Total outstanding			1,702,652	835,000	(3,322)	(317,913)	2,216,417
Total exercisable			700,957				1,265,128
Weighted Average
Exercise Price (CDN$)			$12.94	$3.66	$3.37	$11.16	$10.72
Weighted Average Remaining Life			3.5 years				3.4 years

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

15. Stock Options (continued)

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

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1.071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

15. Stock Options (continued)

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The weighted average share price on the exercise dates for the years ending March 31, 2024, 2023, and 2022 respectively were CDN $3.85, CDN $8.06, and CDN $10.87.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2024	March 31, 2023	March 31, 2022
Share price on grant date	CDN $2.72	CDN $3.66	CDN $16.61
Exercise price	CDN $2.72	CDN $3.66	CDN $16.61
Risk-free interest rate	3.40%	3.22%	1.23%
Expected life of options	5 years	5 years	4.9 years
Annualized volatility	103%	101%	94%
Forfeiture rate	Nil	Nil	Nil
Dividend rate	N/A	N/A	N/A

16. Deferred Revenue

The Company recorded Deferred Revenue of $9,942,385 for deposits received from customers for the sale of all- electric vehicles which were not delivered as at March 31, 2024 (March 31, 2023 - $9,998,609). The following table summarizes changes in deferred revenue during the years ended March 31, 2024 and March 31, 2023:

	March 31, 2024	March 31, 2023

Deferred Revenue, beginning of year	$9,998,609	$6,514,712
Additions to deferred revenue during the year	4,361,857	11,576,344
Deposits returned	(234,415)	(302,298)
Revenue recognized from deferred revenue during the year	(4,183,666)	(7,790,149)
Deferred Revenue, end of year	$9,942,385	$9,998,609

Current portion	$7,066,145	$8,059,769
Long term portion	2,876,240	1,938,840
	$9,942,385	$9,998,609

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. The Company expects to recognize revenue from amounts held in the long-term portion of deferred revenue more than twelve months after the reporting date. As at March 31, 2024 the current portion of deferred revenue includes a financing component of $324,265 (2023 - $324,967), and during the year ended March 31, 2024, $36,030 of this deferred revenue was recognized in revenue (2023 - $83,437).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

17. Financial Instruments

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

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2024 the Company recognized net allowance for credit losses of $1,319,873 (2023 - net - $94,791) against its accounts receivable (Note 5), and an allowance for credit losses of $131,089 on its promissory note (Note 7) (2023 – nil), as summarized in the table below:

Allowance for credit losses for the year ended March 31, 2024
Allowance for doubtful accounts on accounts receivable	$1,459,243

(less allowance collected during the year)	(139,370)

Net additions to allowance for doubtful accounts on accounts receivable	$1,319,873

plus net additions to allowance for doubtful accounts on promissory note receivable	131,089

Allowance for credit losses	$1,450,962

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

17. Financial Instruments (continued)

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

The following table summarizes the Company's financial commitments by maturity as at March 31, 2024:

March 31, 2024	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$7,463,206	$-	$-	$-
Accounts payable and accrued liabilities	2,977,251	-	-	-
Loans payable to related parties	-	-	2,549,120	-
Lease liabilities	261,355	696,329	3,055,463	2,500,000
Term loan facility	-	2,267,897	-	-
Contingent liabilities	-	136,078	166,810	1,088,858
Other liabilities	-	-	25,699	-
	$10,701,812	$3,100,304	$5,797,092	$3,588,858

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

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption of the term loan with principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2024 the seller has not obtained the required consents for the assumption of the loan and GreenPower has classified the potential assumption of this loan as a contingent liability, per IAS 37, as the assumption of the loan by GreenPower is subject to events that are beyond the Company's control and there is considerable uncertainty over the occurrence of these events (Note 22).

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit (Note 12) and its term loan facility (Note 13). Assuming the drawn amounts on the line of credit and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $97,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

17. Financial Instruments (continued)

As at March 31, 2024, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$137,887
Accounts Receivable	$66,935
Prepaids and deposits	$147,866
Finance Lease Receivable	$65,315
Accounts Payable and Accrued Liabilities	$(219,636)
Related Party Loan & Interests Payable	$(3,779,798)

The CDN/USD exchange rate as at March 31, 2024 was $0.738 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $358,000 to comprehensive income/loss.

18. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, a line of credit, a term loan facility, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit.

As at March 31, 2024, the Company had a cash balance of $1,150,891 working capital, defined as current assets minus current liabilities, of $15,561,765 accumulated deficit of ($79,020,920) and shareholders' equity of $11,566,819. Subsequent to the end of the reporting period, on May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance (Note 26). Subject to market conditions and other factors, the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the year ended March 31, 2024.

19. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	31-Mar-24	31-Mar-23	31-Mar-22

Salaries and Benefits (1)	$562,160	$580,774	$575,255
Consulting fees (2)	541,623	396,250	396,456
Non-cash Options Vested (3)	874,321	2,100,717	3,242,528
Total	$1,978,104	$3,077,741	$4,214,239

1) Salaries and benefits incurred with directors and officers are included in salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

19. Related Party Transactions (continued)

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

Accounts payable and accrued liabilities at March 31, 2024 included $105,676 (March 31, 2023 - $208,215)

owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from Countryman Investments Ltd., a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date.

During the year ended March 31, 2024 no additional related party loans were received by the Company. The CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

The remaining loans from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance is outstanding as at March 31, 2024. During the year ended March 31, 2024, $328,829 of interest was expensed on related party loans (2023 - $238,321, 2022 - $nil). The Company has agreed to grant FWP Holdings LLC a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 13). As a result, loans from related parties are considered non-current liabilities, and this change is considered a substantial modification pursuant to IFRS 9, which requires that the loan is extinguished and revalued as at the date of the change, which resulted in a non-cash gain of $306,288 as at March 31, 2024 (2023 - nil).

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit (Note 12).

20. Warranty Liability

The Company provides its customers with a warranty on its vehicles with specific coverage for brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover a period of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims. Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $750,000 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures are recognized in the period when the revenue is recognized from the associated vehicle sale, and is expensed in product development costs in the Company's sales, general

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

20. Warranty Liability (continued)

and administrative costs. Assuming revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $67,000 for the year ended March 31, 2024 (2023 - $69,000).

	Year ended	Year ended
	March 31, 2024	March 31, 2023

Opening balance	$2,077,749	$1,042,983
Warranty additions	1,343,838	1,375,673
Warranty disbursements	(774,174)	(339,349)
Warranty expiry	(147,108)	-
Foreign exchange translation	(416)	(1,558)
Total	$2,499,890	$2,077,749

Current portion	$750,806	$535,484
Long term portion	1,749,084	1,542,265
Total	$2,499,890	$2,077,749

21. Income Taxes

Income tax expense is recognized based on the combined BC and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2024, was 27.0% and for the years ended March 31, 2023 and 2022 was 27.0%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Combined statutory tax rate	27%	27%	27%
Expected income tax expense (recovery)	$(4,952,555)	$(4,061,841)	$(4,052,678)
Items not deductible for tax purposes	413,506	1,276,004	1,671,157
Difference in tax rate in other jurisdictions	(129,075)	(51,259)	(216,059)
Unrecognized deductible temporary differences and loss carryforwards	4,668,124	2,837,096	2,597,580
Deferred income tax expense (recovery)	$-	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

21. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2024 and March 31, 2023 are summarized below:

	As at
Deferred income tax assets	March 31, 2024	March 31, 2023
Non-capital loss carry-forwards	$13,409,149	$10,504,646
Capital assets	603,088	184,443
Right of use assets and lease liabilities	143,159	110,287
Warranty provision	313,610	557,217
Deferred revenue	(1,083,688)	-
Share issue costs	208,406	413,177
Other carryforward balances	697,502	94,199
Unrecognized deferred tax assets	(14,291,227)	(11,863,970)
Net deferred income tax asset	$-	$-

As at March 31, 2024 and March 31, 2023 the Company has approximately $20,150,000 and $15,990,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2024 and March 31, 2023 the Company has approximately $31,200,000 and $22,640,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2031 and 2044 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

22. Acquisition of Lion Truck Body and Contingent Liability

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. GreenPower accounted for the acquisition of the net assets of Lion Truck Body Inc. as a business combination under IFRS 3.

The acquisition included that GreenPower would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption. The term loan had a principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2024 the seller has not provided the Company with any evidence that he has obtained the required consents for the Company to assume the loan and there is significant uncertainty over whether the seller will obtain these consents. In accordance with IAS 37, as at March 31, 2024, amounts representing the term loan have been recognized as a contingent liability on the Company's Consolidated Statement of Financial Position.

As at March 31, 2023 management determined that the fair value of the term loan as at the acquisition date, assuming a market rate of interest, was approximately $0.6 million. In addition, management previously determined that the below market rate of interest on the loan represents government assistance and previously accounted for this assistance in accordance with IAS 20, by booking a deferred benefit of government assistance of $0.7 million at the acquisition date, which was to be recognized in earnings over the term of the loan. Amounts that were previously recognized as a term loan and deferred benefit of government assistance, as well as certain accounts payable and accrued liabilities associated with the loan, were recognized as a contingent liability as at March 31, 2024.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

22. Acquisition of Lion Truck Body and Contingent Liability (continued)

As at the acquisition date, the determination of the fair value of the assumed loan and of the deferred benefit of government assistance required management to make a number of critical assumptions and estimates, such as the incremental borrowing rates as at the acquisition date. These assumptions and estimates had a significant impact on the carrying value of these liabilities, and the determination that there was goodwill paid on the transaction. Based on management's determination of the fair value of consideration transferred and of the net assets acquired, GreenPower recorded goodwill of $250,832 on the acquisition. The goodwill was tested for impairment as at March 31, 2023 and was written down due to management's determination that the expected future cash flows of the business would be insufficient to support goodwill or intangible assets at the entity. This determination and the estimates and assumptions about future events had a negative impact on the loss for the year ended March 31, 2023.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

23. Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2024, the Company was economically dependent on one (2023 - one, 2022 - three) customer(s) who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 30%, (2023: 59%, 2022: 57%) of sales.

The Company's disaggregated revenue for the years ended March 31, 2024, 2023, and 2022 is summarized in the following table. Proceeds received and/or receivable from government vouchers totaled $385,643 for the years ended March 31, 2024 (2023 - $4,614,250, 2022 - $2,970,387) and was included in vehicle and parts sales in the years ended March 31, 2024 and March 31, 2023 and in vehicle and parts sales and in revenue from operating and finance leases in the year ended March 31, 2022. Included in Vehicle sales for the year ended March 31, 2024 is $nil (2023 - $nil, 2022 - $1,929,800) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Vehicle and parts sales	$38,879,072	$39,311,659	$13,714,227
Revenue from operating and finance leases	385,643	113,789	3,297,619
Accretion on promissory note	-	-	7,035
Finance income	7,124	270,442	217,892

	$39,271,839	$39,695,890	$17,236,773

The Company's revenues allocated by geography based on the customer's country of domicile for the years ended March 31, 2024, 2023, and 2022, is as follows:

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
United States of America	37,055,314	$39,497,713	$15,972,137
Canada	2,216,525	198,177	1,264,636

Total	$39,271,839	$39,695,890	$17,236,773

The Company's property and equipment allocated by geography for the years ended March 31, 2024, and 2023 is as follows:

	For the Years Ended
	March 31, 2024	March 31, 2023
United States of America	2,529,937	$2,485,711
Canada	233,588	119,080

Total	$2,763,525	$2,604,791

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2024, 2023 and 2022 (Expressed in US Dollars)

24. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2024.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024.

During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment (Note 6). In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2024. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2024.

25. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Non-cash investing and financing transactions:
Right of use asset acquired	$69,129	$4,968,446	$-
Accretion income on promissory note receivable	$1,696	$-	$7,034
Property and equipment through financing	$-	$-	$42,831
Assets transferred from Inventory to Property and equipment	$874,278	$-	$1,408,813

26. Events After the Reporting Period

Subsequent to the end of the reporting period:

▪	Between April 1 2024 and June 30, 2024, 55,642 stock options exercisable at a weighted average share price of CDN $10.09 were forfeited;

▪

On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance;

▪	During May 2024 the Company repossessed 5 EV 250s and one EV 350 that the company had leased to the customer due to the customer's default under the leases.

▪	On June 28, 2024 the Company issued 20,000 stock options exercisable at CDN $1.40 per share that expire on June 28, 2029.

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26*	Promissory Note dated June 26, 2020 for CDN $50,000
10.27*	Promissory Note dated June 29, 2020 for $100,000
10.28*	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29*	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30*	Vehicle Purchase and Supply Agreement Between Workhorse Group, Inc. and GreenPower Motor Company, Inc.
10.31*	Contract of Lease-Purchase dated May 2, 2022, effective August 1, 2022 between South Charleston Development Authority and GreenPower Manufacturing WV Inc.
10.32	Employment Agreement dated September 29, 2023 with Fraser Atkinson and Koko Financial Services Inc.
10.33	Employment Agreement dated September 29, 2023 with Brendan Riley
10.34	Employment Agreement dated September 29, 2023 with Michael Sieffert
10.35	Consent of BDO Canada LLP
10.36	Consent of Crowe Mackay LL
10.37	Certification of Chief Executive Officer
10.38	Certification of Chief Financial Officer
10.39	906 Certification of Chief Executive Officer
10.40	906 Certification of Chief Financial Officer
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: July 1, 2024

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer