Form 20-F
period 2025-03-31
GREENPOWER MOTOR Co INC.
filed 2025-07-31
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

29,491,162 Common Shares Without Par Value

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

Not applicable.

Explanatory Note

GreenPower Motor Company Inc. ("GreenPower", "we", "our", "us", "the Company") is a Canadian issuer, and is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company's common shares are listed on the Nasdaq Stock Exchange (the "Nasdaq") under the trading symbol "GP" and on the Toronto Stock Exchange under the trading symbol "GPV".

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

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2025, we generated a loss of $18.7 million bringing our accumulated deficit to $97.4 million.

During the year ended March 31, 2025 we generated annual revenue of $19.8 million. Given continued losses and due to external economic factors such as recently implemented import tariffs from the U.S. administration, GreenPower's management has recently undertaken cost cutting initiatives, which it intends to continue, including but not limited to reducing its number of leased facilities, reducing the number of employees, and better managing controllable expenses. Even if we are successful in reducing costs, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, increased costs from tariffs which we may be unable to pass on to customers through higher prices for our vehicles and parts, reduced sales levels, an inability to control production costs, increases or inflation in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business. Based on these factors, the Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

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

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our consolidated financial statements. We have filed a civil claim against the prior CEO and a director of our company in the Province of British Columbia, and he has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. He has also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. During April 2023, we repossessed 27 EV Stars and 10 EV Star CC’s which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, we repossessed 1 EV Star from the same customer due to nonpayment. During May 2023, this customer filed a claim in the state of California against us and a subsidiary, and this matter has not been resolved as at March 31, 2025. As at March 31, 2025 the Company booked a contingent liability of $310,000 for potential judgements for legal matters. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked as at March 31, 2025. In addition, Management believes that there is an additional potential liability of $437,500 related to legal matters. Any actual liability may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

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

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the GreenPower brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the GreenPower brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage expansion and growth successfully. Risks that we face in managing future growth include:

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

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry for employees to belong to a union. Having a unionized workforce may result in higher employee costs and increased risk of work stoppages. If our employees were to unionize, this may increase our future production and general administration costs and negatively impact our gross margins and financial results.

We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture, transportation and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results and financial condition.

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

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have recently increased and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Shipping costs can be volatile and shipping availability is subject to constraints. Shipping cost volatility and constraints in availability of shipping has the potential to increase our costs or prevent us from delivering vehicles to customers on a timely basis.

Shipping costs are volatile, and changes in shipping costs are subject to a number of factors, including strong international trade growth, imbalances in global trade, port congestion, port closures, vessel delays and other factors. In addition, shipping costs are volatile, and are subject to sudden and significant changes from these same economic factors.

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. Shipping delays and cost increases have the potential to negatively impact our financial results and ability to grow our business.

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

Our operating line of credit is a demand facility and is therefore subject to repayment risk at the lender's discretion.

Our operating line of credit is a demand facility which gives the lender the right to demand repayment of some or all of the facility at its discretion. As at March 31, 2025 GreenPower's operating line of credit had a drawn balance of $5,983,572 and a credit limit of up to $6,000,000 subject to margin requirements and covenants. This is a reduction from March 31, 2024 at which time the operating line of credit had a drawn balance of $7,463,206 and a credit limit of up to $8,000,000. During the year ended March 31, 2025 the lender requested that the credit limit be reduced in monthly increments such that a portion of the line of credit was repaid and the credit limit was reduced to $6,000,000 by January 2025. The lender may, at its discretion, require further repayments of some or all of the line of credit, and reduce or eliminate available funds on the line of credit. A reduction in credit available on the line of credit would require the Company to repay the facility. If the lender were to require the facility to be repaid the Company may need to raise funds through alternative forms of debt or equity financing, and if alternative financing is not available, the Company may be compelled, to the extent possible, to sell business assets that it may not wish to sell at prices that it may not wish to sell the assets, in order to fund the repayments.

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

  the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, which is March 31, 2026;

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

During the year ended March 31, 2022 GreenPower delivered a total of 93 vehicles, including 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. During the year GreenPower completed a significant partnership through the signing of a Memorandum of Understanding ("MOU") with the state of West Virginia. Following the MoU, GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. In February 2022 GreenPower signed a contract to sell 1,500 EV Star CC's to Workhorse Group, Inc. which they will use to produce Workhorse branded panel vans for the North American market.

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

During the year ended March 31, 2024, the Company delivered a total of 222 vehicles, which were comprised of 122 EV Star CC's, 18 EV Star 22 foot cargo, 6 EV Star Cargo Plus, 32 EV Stars, 31 BEAST Type D school buses, 10 Nano BEAST Type A school buses, and 2 EV 250's, and generated annual revenue of $39.3 million, which was a decline of 1.1% from the prior year.  During the year ended March 31, 2024 GreenPower sales included 105 EV Star CC's to Workhorse, a key customer of GreenPower, which was a decline of over 50% compared to 220 EV Star CC's to Workhorse during the year-ended March 31, 2023. The sales in the year represented a transition to a more diverse group of end customers in a range of new markets in the US and Canada. As well, the Company experienced significant growth in sales of all-electric BEAST and Nano BEAST school buses, which increased to 41 in the current year from 9 in the prior year. During the year ended March 31, 2024 GreenPower sold 188,819 common shares under the ATM program for gross proceeds of approximately $0.5 million. In November 2023 the ATM was no longer effective due to the expiry of the base shelf, and a new base shelf was filed in January 2024. In January 2024 GreenPower entered into a revolving loan facility with Export Development Canada ("EDC") which is used to finance working capital investments for all-electric vehicles pursuant to purchase orders. The loan allows advances over a 24 month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum.

During the year ended March 31, 2025, the Company delivered a total of 84 vehicles, which were comprised of 23 EV star Cargo and Cargo plus, 25 EV Stars, 34 BEAST Type D school buses, and 2 Nano BEAST Type A school buses. During the year GreenPower generated annual revenue of $19.8 million, which was a decline of 49.5% from the prior year. GreenPower's sales mix continued to transition towards all-electric school buses, with the sale and delivery of 34 BEASTs and 2 Nano BEASTs during the year. GreenPower completed the sale of 23 EV Star Cargo and Cargo Plus vehicles, and 25 EV Stars during the year, and the sales were geographically dispersed, with sales in the US West Coast, mid-west and East Coast, as well as Canadian sales in Western provinces, and the province of Ontario. The company completed two securities offerings during the year, and completed an ATM filing in March 2025 for the issuance of up to $850,000 of equity through open market sales on the Nasdaq stock market from time to time. The Company completed an underwritten offering of common shares for gross proceeds of $3 million in October 2024, which included 150,000 warrants issued to the underwriter, with a three-year term and exercise price of $1.25 per share. In May 2024 the Company completed a unit offering in which it issued 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire on May 9, 2027.

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $1.3 million as at March 31, 2025. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's operating credit line with the Bank of Montreal, and from our term loan facility.

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

The GreenPower Nano BEAST is a 25-ft Type A school bus with seating for 24 passengers design with optional wheelchair seating. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 118-kWh advanced battery system, the Nano BEAST has a reliable range of up to 150 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain that is rated maintenance free for one million kilometers.  The vehicles are equipped with J1772 Level 2 charging and DC fast charging with rates up to 61 kw.

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

Locations and Facilities

During the fourth quarter of the year ended March 31, 2025, GreenPower began the process of consolidating its California operations into a new manufacturing facility in Riverside California, located at 3016 Kansas Ave., Riverside CA. During the quarter GreenPower terminated the lease of its facilities at 90 West Poplar, Porterville, CA, and in Torrance, CA, and moved the assets and operations of these two facilities to the new location in Riverside, CA. The Riverside, CA facility offers a location that is close to the company's major customers in the LA area, and is conveniently located near the Long Beach port and major transportation routes. The movement of GreenPower's manufacturing facility led to an immediate reduction in rent expense, and additional savings in areas such as transportation, travel, salaries and other administrative expenses are expected to continue from these changes over the next several quarters.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and is a hub for our East Coast commercial activities.

Our U.S. operations, sales and marketing office is located at 3016 Kansas Ave., Building 14, Riverside, CA 92507.

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

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2025 GreenPower's established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Oregon State, Washington State, Texas, Colorado, North Carolina, West Virginia, and several specialized dealership relationships in the state of California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

GreenPower has established a significant partnership with the state of West Virginia under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state has provided worker training and hiring support, employment incentive payments in exchange for meeting hiring targets, and has entered into a contract to purchase 41 BEAST and Nano BEAST all-electric school buses produced at the facility.

GreenPower utilizes a proprietary network of contract manufacturers for the majority of its production and has established relationships with multiple contract manufacturers for different vehicle models and for different stages of production. In addition, GreenPower maintains important relationships with parts and component suppliers both in North America and internationally.

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

Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2025.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2025.

During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC’s after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2025. As at March 31, 2025 the Company booked a contingent liability of $310,000 for potential judgements for legal matters. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked as at March 31, 2025. In addition, Management believes that there is an additional potential liability of $437,500 related to legal matters. Any actual liability may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

Plan of Operations

As of March 31, 2025 we had a cash balance of $344,244, working capital of $8.1 million, total assets of $35.1 million, and total liabilities of $36.7 million. Liabilities as at March 31, 2025 include an operating line of credit with a credit limit of up to $6 million, subject to margining requirements, with a drawn balance of $6.0 million, and a term loan facility with a credit limit of up to $5 million, with a drawn balance of $3.6 million.

We are currently producing various models of EV Stars and BEAST Type D school buses with contract manufacturers in Asia, in our school bus manufacturing facility in West Virginia, and with final assembly at Riverside, CA. GreenPower's EV star completed the federally sponsored Altoona test in April 2020. This structural and durability test, along with Buy America manufacturing capabilities, is required for the use of Federal Transit Administration funding. GreenPower utilizes multiple contract manufacturers in Asia to manufacture its electric vehicles and components, and is currently manufacturing BEAST school buses at its facility in South Charleston West Virginia.

GreenPower leases a 72,000 sq. foot facility located in Riverside, California, that is used for the production, assembly, maintenance and service of our vehicles, as well as for parts inventory and distribution.  We also have additional space in Porterville, CA with approximately 20,000 sq. ft. that we use for production, storage, and that includes offices.

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

GreenPower began a process of reducing its operating costs at the end of the fiscal year ended March 31, 2025. Steps taken include the consolidation of its California operations into the Riverside, CA facility, and the reduction in the number of employees. The movement of GreenPower's manufacturing facility led to an immediate reduction in rent expense, and additional savings in areas such as transportation, travel, salaries and other administrative expenses are expected to continue from these and other changes over the next several quarters.

To date, we have funded our operations and business expansion with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, related party loans, from our company's operating line of credit with the Bank of Montreal, and from our term loan facility with EDC. We anticipate that we will need to raise additional capital in the near-term to meet our growth objectives, including for working capital investments, for expanding our business operations, and to hire and retain employees. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

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

7. GreenPower Manufacturing WV Inc. (incorporated in the State of West Virginia)

8. GP Truck Body Inc. (incorporated in the State of Nevada)

10. EA Green-Power Private Ltd. (incorporated in India)

11. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

D. Property, Plant and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a lease of this office in January, 2014, and have entered into subsequent leases of this same space, including our current lease, which expires on April 30, 2026. The office space is 869 square feet, and we are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, manufacturing, sales, marketing and support at a leased property at 3016 Kansas Ave., Building 14, Riverside, CA 92507, and the current lease on this property expires in December 2029.

We maintain a leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527 and is currently on a month-to-month lease.

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which will be used for GreenPower's North American school bus manufacturing operations. Under the terms of this lease, GreenPower is required to make $50,000 monthly payments, and title to the property will transfer to GreenPower once the lease and incentive payments total $6.7 million.

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $1.3 million as at March 31, 2025. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's $6 million operating credit line with the Bank of Montreal, and from our term loan facility.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

N/A

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying audited consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS Accounting Standards").

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

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada and the Company maintains its primary operational facilities in Riverside, California and a manufacturing facility in South Charleston, West Virginia.

The consolidated financial statements were approved by the Board of Directors on July 30, 2025.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS Accounting Standards") on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2025, the Company had a cash balance of $344,244, working capital, defined as current assets less current liabilities, of $8,106,809, accumulated deficit of ($97,423,507), shareholders' deficit of ($1,605,966), and the Company recorded a loss of ($18,663,448) for the year ended March 31, 2025. The Company's consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and term loan facility with EDC and, from time to time, and by seeking potential new sources of financing.

A. Operating Results

The following table compares the annual results of GreenPower for the years ended March 31, 2025, 2024 and 2023. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2025 to	2024 to	2025 to	2024 to
	2025	2024	2023	2024	2023	2024	2023

Revenue	$19,847,279	$39,271,839	$39,695,890	-49.5%	-1.1%	$(19,424,560)	$(424,051)
Cost of sales	17,650,661	33,914,237	32,445,836	-48.0%	4.5%	(16,263,576)	1,468,401
Gross Profit	2,196,618	5,357,602	7,250,054	-59.0%	-26.1%	(3,160,984)	(1,892,452)
Gross profit margin¹	11.1%	13.6%	18.3%	-2.6%	-4.6%

Sales, general and administrative costs
Salaries and administration	9,912,495	8,814,561	7,394,085	12.5%	19.2%	1,097,934	1,420,476
Depreciation	1,662,113	1,858,458	1,219,223	-10.6%	52.4%	(196,345)	639,235
Product development costs	1,339,200	1,811,472	2,090,338	-26.1%	-13.3%	(472,272)	(278,866)
Office expense	1,256,499	1,607,459	920,468	-21.8%	74.6%	(350,960)	686,991
Insurance	1,727,831	1,716,157	1,801,665	0.7%	-4.7%	11,674	(85,508)
Professional fees	1,672,938	1,925,938	1,477,094	-13.1%	30.4%	(253,000)	448,844
Sales and marketing	997,772	661,426	818,289	50.9%	-19.2%	336,346	(156,863)
Share-based payments	897,468	1,502,112	3,645,893	-40.3%	-58.8%	(604,644)	(2,143,781)
Transportation costs	264,344	212,263	324,773	24.5%	-34.6%	52,081	(112,510)
Travel, accomodation, meals and entertainment	397,749	599,169	748,299	-33.6%	-19.9%	(201,420)	(149,130)
Allowance for credit losses	(12,277)	1,450,962	95,153	-100.8%	1424.9%	(1,463,239)	1,355,809
Total sales, general and administrative costs	20,116,132	22,159,977	20,535,280	-9.2%	7.9%	(2,043,845)	1,624,697
Loss from operations before interest, accretion and foreign exchange	(17,919,514)	(16,802,375)	(13,285,226)	6.6%	26.5%	(1,117,139)	(3,517,149)

Interest and accretion	(2,176,337)	(1,554,858)	(1,549,769)	40.0%	0.3%	(621,479)	(5,089)
Other Income	1,391,746	306,288	72,867	354.4%	320.3%	1,085,458	233,421
Foreign exchange gain / (loss)	40,657	131,416	(30,897)	-69.1%	-525.3%	(90,759)	162,313
Loss from operations for the year	(18,663,448)	(17,919,529)	(14,793,025)	4.2%	21.1%	(743,919)	(3,126,504)

Other item						-	-
Write down of assets	-	(423,267)	(250,832)	-100.0%	NM	423,267	(172,435)

Loss for the year	(18,663,448)	(18,342,796)	(15,043,857)	1.7%	21.9%	(320,652)	(3,298,939)
Other comprehensive income / (loss)
Cumulative translation reserve	151,553	29,547	(13,007)	NM	NM	122,006	42,554
Total comprehensive loss for the year	$(18,511,895)	$(18,313,249)	$(15,056,864)	1.1%	21.6%	$(198,646)	$(3,256,385)
Loss per common share, basic and diluted	$(0.68)	$(0.74)	$(0.64)	-8.1%	15.6%	$0.06	$(0.10)
Weighted average number of common shares outstanding, basic and diluted	27,580,203	24,950,961	23,522,755	10.5%	6.1%	2,629,242	1,428,206

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

Change in Revenue

The annual decrease in revenue for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $19,424,560 or 49.5%. This decrease was the result of 138 fewer vehicles delivered during the year ended March 31, 2025 compared to the prior year due primarily to no sales of EV Star CC's to Workhorse during the year ended March 31, 2025 compared to sales of 105 EV Star CC's during the year ended March 31, 2024, as Workhorse requested that GreenPower pause deliveries of EV Star CC's which Workhorse ordered from GreenPower.

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

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual decrease in cost of sales for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $16,263,576 or 48.0%, resulting in a decrease in gross profit of $3,160,984 or 59.0%. During the year ended March 31, 2025 GreenPower delivered a total of 84 vehicles compared to 222 in the prior year, a decrease of 138 vehicle deliveries, which caused the reduction in cost of sales. The reduction in gross profit over the year was primarily due to lower sales year over year, and due to negative gross profit at GP Truck Body, an inventory writedown of $530,675 included in cost of sales, combined with a low gross profit margin at GreenPower West Virginia.

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

Gross profit margin (defined as gross profit over sales) for the years ended March 2025, 2024 and 2023 was 11.1%, 13.6%, and 18.3% respectively. Gross profit margin declined by 2.6% between March 31, 2025 and March 31, 2024 due to negative gross profit at GP Truck Body, combined with a writedown of inventory of $530,675, and a low gross profit margin at GreenPower West Virginia. The low gross profit margin at GP West Virginia, though slightly improved from the prior year, remained below expectations due to the application of overhead costs in West Virginia applied to levels of production that are below capacity. Gross profit margin declined by 4.6% between March 31, 2024 and March 31, 2023 due to an increase of inventory writedowns included in cost of sales of $886,854, which accounted for 2.3% of the decline, due to the application of overhead costs from our West Virginia facility, and due to below target gross margins at GP Truck Body.

Change in Salaries and Administration

The annual increase in salaries and administration expense for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $1,097,934 or 12.5%. The increase over the period was due to salary increases for existing employees, and due to increased labor costs in West Virginia due to the increased number of employees in that subsidiary.

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

Change in Depreciation

Depreciation expense declined for the year ended March 31, 2025 compared to the year ended March 31, 2024 by $196,345 or 10.6%. This reduction was primarily due to a reduction in depreciation on right of use assets due to several property leases being re-classified from right of use assets to short term leases with no depreciation, and from certain fixes assets which were fully depreciated during the year ended March 31, 2025, for which depreciation expense was recorded during the year ended March 31, 2024.

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

Change in Product Development Costs

Product development costs declined by $472,272 or 26.1% between March 31, 2025 and March 31, 2024. The decrease was primarily attributable to a significant reduction in warranty accrual, resulting from the decline in sales during the year, as the accrual is determined based on a fixed percentage of revenue. In addition, the decrease reflected lower other product development costs, mainly consisting of vehicle parts and related development expenses.

Product development costs declined by $278,866 or 13.3% between March 31, 2024 and March 31, 2023. This decrease was primarily due to a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities and to a small reduction in warranty accrual, which is a fixed percentage of sales.

Change in Share-Based Payments

Share-based payment expense for the year ended March 31, 2025 compared to the year ended March 31, 2024 declined by $604,644 or 40.2%, and declined by $2,143,781 or 58.8% for the year ended March 31, 2024 compared to March 31, 2023.

Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant using the Black Scholes method and recognized in earnings over the stock option's vesting period. The reduction in share-based payment expense during the years ended March 31, 2025 and March 31, 2024 compared to the prior years was due to a lower stock option expense recognized during each year and due to forfeited stock options during both periods.

Change in Transportation Costs

The annual increase in transportation costs for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $52,081 or 24.5%, primarily due to additional non-sales-related transportation expenses incurred as a result of the company's relocation to the Riverside facility, which took place at the end of the fiscal year.

The annual decrease in transportation costs for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $112,510 or 34.6%. This decrease was due to a reduction in costs related to shipping vehicles for non-sales purposes.

Change in Interest and Accretion

Interest and accretion expense increased in the year ended March 31, 2025 compared to the year ended March 31, 2024 by $621,479 or 40.0%, and increased in the year ended March 31, 2024 compared to the year ended March 31, 2023 by $5,089 or 0.3%. The change in interest and accretion expense in the year ended March 31, 2025 compared to the prior year was primarily attributable to higher interest incurred on related party loans, as well as increased utilization of the line of credit facility.

The change in interest and accretion expense in the year ended March 31, 2024 compared to the prior year was due to a reduction in interest and accretion on loans from related parties, which was partially offset by interest expense incurred on the term loan facility during the final quarter of the year.

Change in Other Income

Other income of $1,391,746 during the year ended March 31, 2025 was the result of the derecognition of a contingent liability related to the dissolution of Lion Truck Body. Other Income of $306,288 during the year ended March 31, 2024 was the result of a non cash gain from loans from related parties. Changes in other income during each of these years was due to these unrelated non-recurring events.

Change in Office Expense

Office expense decreased by $350,960 or 21.8% during the year ended March 31, 2025 compared to the prior year, and increased by $686,991 or 74.6% during the year ended March 31, 2024 compared to the prior year. The decrease in office expense during the year ended March 31, 2025 was primarily due to cost-saving initiatives, a reduction in maintenance and utility expenses at facilities, and lower spending as the West Virginia office location transitioned into stable, routine operations. The increase in office expense during the year ended March 31, 2024 was due to general inflation increases in maintenance and utilities expense, as well as full year of expense associated with the West Virginia property during the current year.

Change in Insurance Expense

Insurance expense increased by $11,674 or 0.7% during the year ended March 31, 2025 compared to the prior year, primarily due to slightly higher premiums on renewed insurance policies. Insurance expense decreased by $85,508 or 4.7% during the year ended March 31, 2024 compared to the prior year primarily due to a reduction in premiums charged on the Company's insurance policies.

Change in Professional Fees

Professional fees decreased by $253,000 or 13.1% during the year ended March 31, 2025 compared to the prior year, and increased by $448,844 or 30.4% during the year ended March 31, 2024 compared to the prior year. The decrease in the year ended March 31, 2025 was primarily due to a reduction in legal fees and other professional services supporting operations, partially offset by an accrual of $310,000 for potential legal judgements. The increase in the year ended March 31, 2024 was primarily due to increased legal costs associated with general corporate matters and litigation.

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

Sales and marketing expense for the year ended March 31, 2025 increased by $336,346 or 50.9%, and travel, accommodation, meals and entertainment expenses decreased by $201,420 or 33.6% compared to the prior year. The increase in sales and marketing expense was due to greater investment in promotional activities and campaigns, while the decrease in travel-related expenses was due to fewer in-person events and continued cost control over discretionary spending.

Sales and marketing expense for the year ended March 31, 2024 decreased by $156,863 or 19.2% and travel, accommodation, meals and entertainment expenses decreased by $149,130 or 19.9% compared to the prior year. The decrease in both of these expenses was due to a general reduction in the Company's attendance at trade shows and sales and marketing events compared to the prior year.

Change in Other Costs

The allowance for credit losses in the year ended March 31, 2025 decreased by $1,463,239 or 100.8% compared to the prior year, primarily due to the collection of prior year allowances related to certain overdue customer accounts. The allowance for credit losses in the year ended March 31, 2024 increased by $1,355,809 or 1,424.9% compared to the prior year primarily due to allowances associated with accounts receivable and a promissory note receivable owed by a single lease customer, and to accounts receivable from other customers that was over 90 days past due. Annual changes in foreign exchange gain / (loss) is caused by the Company's exposure to changes in foreign currency exchange rates due to financial assets and liabilities in foreign currency. The Company is exposed to foreign currency risk from assets and liabilities in CDN dollars, as described in the Market risks section.

Change in Write Down of Assets

During the year ended March 31, 2025, the Company had a write down of assets of $nil. During the year ended March 31, 2024, the Company had a write down of assets of $423,267 from the write down of finance lease receivables with overdue lease payments.

Change in Loss for the Year and Loss per Common Share

The loss for the year ended March 31, 2025 increased by $320,652 or 1.7% compared to the prior year. The slight increase in loss was primarily due to a $3,160,984 reduction in gross profit, partially offset by a decrease in selling, general and administrative costs and an increase in other income.

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

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2025 and March 31, 2024, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2025	March 31, 2024	Annual Change ($)	Explanation
Cash and restricted cash	$344,244	$1,150,891	(806,647)	See liquidity and capital resources sections of this report.
Accounts receivable, net of allowances	541,793	2,831,942	(2,290,149)	Decrease due to accounts receivable collected during the year and reduced AR due to lower sales.
Inventory	25,601,888	32,010,631	(6,408,743)	Reduction due to sales of finished goods inventory and a write down of inventory during the year, and lower work in process at March 31, 2025.
Current assets	27,775,068	36,853,355	(9,078,287)	Primarily due to reductions in accounts receivable and inventory.
Finance lease receivables	136,928	1,158,384	(1,021,456)	Reduction due to de-recognition of finance leases, impairment on finance leases, and lease payments received during the year ended March 31, 2025.
Right of use assets	5,479,555	4,124,563	1,354,992	Due to a new right of use asset recognized from the lease of a production facility in Riverside, CA.
Property and equipment	1,310,581	2,763,525	(1,452,944)	Reduction due to property and equipment transferred to inventory that was subsequently sold.
Total assets	35,071,725	45,203,284	(10,131,559)	Due to reductions in cash, accounts receivable, inventory, finance lease receivables and property and equipment.
Line of credit	5,983,572	7,463,206	(1,479,634)	See liquidity and capital resources sections of this report.
Accounts payable and accrued liabilities	3,719,716	2,977,251	742,465	Due to payments to suppliers and for investments in inventory.
Deferred revenue	10,138,356	9,942,385	195,971	Due to additional deposits received from customers.
Loans payable to related parties	4,184,045	2,432,180	1,751,865	New loans from related parties advanced during the year.
Term loan facility	3,591,354	2,267,897	1,323,457	Term loan facility entered into during the year.
Current liabilities	19,668,259	21,291,590	(1,623,331)	Due to a reduction in line of credit and other current liabilities.
Lease liabilities	6,168,086	4,636,211	1,531,875	Due to a new right of use asset recognized from the lease of a production facility in Riverside, CA.
Contingent liability	310,000	1,391,746	(1,081,746)	Due to the dissolution of Lion Truck Body, offset by contingent liability for legal matters.
Warranty liability	2,565,429	2,499,890	65,539	Increase due to warranty accrual on sales, net of warranty disbursements, during the year ended March 31, 2025.
Total liabilities	36,677,691	33,636,465	3,041,226	Due to the increases in accounts payable, deferred revenue, term loan facility, lease liabilities, warranty liability and loans to related parties, partially offset by reductions in other liabilities.
Shareholder's equity	(1,605,966)	$11,566,819	(13,172,785)	Due to increase in accumulated deficit, partially offset by increases in share capital from shares sold through the At the Market Equity offering and increases in reserves from stock options.

B. Liquidity and capital resources

Liquidity

As at March 31, 2025, the Company had a cash balance of $344,244 and working capital, defined as current assets minus current liabilities, of $8,106,809. The Company's line of credit has a maximum credit limit of up to $6,000,000 and amounts available in excess of $5,000,000 are subject to margining requirements. As at March 31, 2025, the line of credit had a drawn balance of $5,983,572. In addition, the Company had a revolving term loan facility of up to $5 million, which can be used to fund payments to suppliers to build inventory pursuant to customer orders.

Subsequent to the year ended March 31, 2025,

  the Company received loans totaling $1.75 million in aggregate, and as an inducement to enter into the loans issued to lenders 1,086,956 warrants exercisable at $0.46 per share, 909,090 warrants exercisable at $0.44 per share, 304,878 warrants exercisable at $0.41 per share and 263,157 warrants exercisable at $0.38 per share, each with a term of 24 months, and 295,422 common shares of the Company;
  sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964.

The Company manages its capital structure and makes adjustments to it based on available funds. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity, and further develop its sales, marketing, engineering, and technical resources.

The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon its ability to continue as a going concern. The Company will continue to rely on additional financings to support its operations and fulfill its capital requirements.

Capital Resources

Year ended March 31, 2025 and up to the date of this report

Authorized Share Capital

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued Share Capital:

During October 2024 the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company assessed and concluded that the warrants should be recorded as equity investments. The Company incurred $483,434 in professional fees and other direct expenses in connection with the offering, which were included in the share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of the warrants issued was $79,955, and after allocating $12,884 in professional fees, the net amount was booked to reserves, with the remainder booked to share capital in the Company's financial position statement.

During May 2024 the Company issued 1,500,000 Units in an underwritten Unit offering (the "Unit Offering") comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance, and the Company assessed and concluded that the Warrants should be recorded as equity investments. None of the warrants have been cancelled, forfeited or exercised as of March 31, 2025. The Company incurred $400,774 in professional fees and other direct expenses in connection with the Unit Offering, which was included in share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of warrants issued in the Unit Offering was $278,250, and this amount, net of allocated professional fees of $48,040 was booked to reserves, with the remainder booked to share capital.

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (ATM), and 85,715 shares from the exercise of options.

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. Subsequent to the year ended March 31, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964.

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$20,000,000 (the "2022 ATM"). The 2022 ATM expired in November 2023 due to the expiry of the then effective short form base shelf prospectus.

During the year ended March 31, 2024, the Company sold 188,819 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024 (2023 - $216,803).

Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregative number of Shares issuable under the 2023 will not exceed 2,467,595 (and all of the Company's other Security-Based Compensation Arrangements. The Company received final approval of the 2023 plan on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on May 23, 2025, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,949,116. No performance-based awards have been issued as at March 31, 2025 or as at March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, and the 2019 Plan, that are issued and outstanding as at March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2024	Granted	Exercised	or Expired	March 31, 2025
January 30, 2025	CDN	$2.59	238,212	-	-	(238,212)	-
February 11, 2025	CDN	$8.32	50,000	-	-	(50,000)	-
July 3, 2025	CDN	$4.90	14,999	-	-	(8,571)	6,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	(5,000)	15,000
May 18, 2026	CDN	$19.62	63,700	-	-	(31,250)	32,450
December 10, 2026	CDN	$16.45	523,250	-	-	(103,250)	420,000
July 4, 2027	CDN	$4.25	15,000	-	-	(15,000)	-
November 2, 2027	US	$2.46	10,000	-	-	(10,000)	-
February 14, 2028	CDN	$3.80	632,500	-	-	(130,000)	502,500
March 27, 2029	CDN	$2.72	605,000	-	-	(113,750)	491,250
June 28, 2029	CDN	$1.40	-	20,000	-	-	20,000
March 14, 2030	CDN	$0.78	-	800,000	-	(5,000)	795,000
Total outstanding			2,472,661	820,000	-	(710,033)	2,582,628
Total exercisable			1,711,798				1,681,378
Weighted Average
Exercise Price (CDN$)			$9.62	$0.80	$-	$6.25	$7.95
Weighted Average Remaining Life			3.2 years				3.2 years

As at March 31, 2025, there were 366,488 stock options available for issuance under the 2023 and 2022 plan and 2,949,116 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 14, 2025, the Company granted 800,000 options with a term of five years and an exercise price of CDN $0.78 per share, comprised of:

  525,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;
  250,000 stock options to employees which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

  25,000 stock options to consultant which vest 25% four months after grant date, 25% six months after grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

During the year ended March 31, 2025, nil common shares were issued pursuant to the exercise of stock options and 710,033 options were forfeited or expired.

During the year ended March 31, 2025, the Company incurred share-based compensation expense with a measured fair value of $897,468. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

As at March 31, 2025 the company had the following warrants outstanding:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-24	Granted	Exercised	or expired	31-Mar-25

May 9, 2024	May 9, 2027	1.82	-	1,575,000	-	-	1,575,000
Oct 30, 2024	Oct 30, 2027	1.25	-	150,000	-	-	150,000

Total			-	1,725,000	-	-	1,725,000

As at March 31, 2024 the Company had an outstanding warrant balance of nil.

Subsequent to the end of the reporting period:

  Between April 1 2025 and July 30, 2025, 124,628 stock options exercisable at a weighted average share price of CDN $3.24 were forfeited;
  Between May 21, 2025 and June 4, 2025 the Company repaid a $50,000 advance and a CAD $50,000 advance from FWP Acquisition and repaid a $150,000 advance from Koko that was advanced to the Company on February 5, 2025 and on April 30, 2025;
  Between May 15, 2025 and July 4, 2025 the Company received loans totaling $1.75 million in aggregate from Countryman, Koko, FWP Acquisition and FWP Holdings, and as an inducement to enter into the loans issued:
    1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months;
    909,090 warrants each of which entitle the lenders to purchase common shares at $0.44 per share for a period of 24 months;
    304,878 warrants each of which entitle the lenders to purchase common shares at $0.41 per share for a period of 24 months;
    263,157 warrants each of which entitle the lenders to purchase common shares at $0.38 per share for a period of 24 months;
    295,422 common shares of the Company
  On July 21, 2025 the Company received a short-term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company intends to repay within 30 days;
  Subsequent to the year ended March 31, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964

Cash Flows

	For the years ended
	March 31
	2025	2024	2023
Cash flow (used in) operations	$(5,988,173)	$(1,132,248)	$(14,757,939)
Cash flow from (used in) investing	$(83,172)	$(761,533)	$303,191)
Cash flow from financing	$5,100,272	$2,323,833	$8,189,280
Foreign exchange on cash and restricted cash	$164,426	$120,437	$(22,452)
Net (decrease) increase in cash and restricted cash	$(806,647)	$550,489	$(6,287,920)

Operating activities

Cash flow used in operating activities amounted to $6.0 million for the year ended March 31, 2025. The Company generated a loss for the year of $18.7 million, which included approximately $1.8 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, and other income. In addition, cash flow was generated from changes in working capital, including inventory of $7.9 million, and accounts receivable of $2.3 million, and other factors.

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

Investing activities

Cash flow used in investing activities was $83,172 for the year ended March 31, 2025 resulting from $72,892 investments in property, plant and equipment.

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

Financing activities

Cash flow from financing activities amounted to $5.1 million for the year-ended March 31, 2025. During the year the Company received gross proceeds from the issuance of common shares on of $5.3 million, received loans from related parties that totaled $1.4 million, drew $1.3 million on its term loan facility, and these amounts were offset by repayment on the Company’s line of credit of $1.5 million, payments on the Company’s lease liabilities of $0.6 million, and equity issuance costs of $0.9M.

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

We have invested significant resources in developing our suite of all-electric vehicles. Our vehicles were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles and may choose to obtain patents and licenses on our designs, processes or inventions in the future. We have expended $1,339,200, $1,811,472, and $2,090,338 on product development costs during the years ended March 31, 2025, March 31, 2024, and March 31, 2023 respectively.

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

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 68	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.
Brendan Riley President and Director Age: 55	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.
Michael Sieffert Chief Financial Officer and Secretary Age: 50	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk Director Age: 49	Mr. Achtemichuk is an independent director and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is a chair and member of the Compensation Committee. Mr. Achtemichuk is also a member of the Audit Committee.
Malcolm Clay Director Age: 83	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee. Mr. Clay is also a member of the Nominating Committee and the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Sebastian Giordano Director Age: 67	As an independent director, Mr. Giordano supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Giordano is a member of our Audit committee and of our Nominating Committee.
David Richardson Director Age: 73	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member and Chair of our Nominating Committee. Mr. Richardson is also a member of our Compensation Committee.
Yanyan Zhang Vice President of Program Management Age: 39	As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales Age: 61	As the Vice President of Medium Duty and Commercial Vehicle Sales, Claus Tritt oversees the commercial and medium duty vehicle sales strategies and activities of the Company, including the truck body division. Claus is responsible for managing GreenPower's internal sales managers, managing and developing the Company's medium duty and commercial vehicle dealer network, setting sales goals and developing pricing strategies. Mr. Tritt resigned from GreenPower on April 18, 2025.

The following is a brief account of the business experience of each of our directors and senior management.

Fraser Atkinson - Chief Executive Officer, Chairman and Director

Mr. Atkinson was one of the founders of our company. Mr. Atkinson was appointed as our Chief Executive Officer, Executive Chairman and a director of our company on February 11, 2011. He was our President, Secretary and Chief Financial Officer of our company from February 11, 2011 to February 22, 2011. He resigned as our Chief Executive Officer on December 23, 2014. He was again appointed as our Chief Executive Officer on June 12, 2019. Mr. Atkinson holds a Bachelor of Commerce degree from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1982). He is a director of Equus Total Return, Inc., a public company listed on the New York Stock Exchange that has been a Business Development Corporation since May 2010. He served as a director of Grizzly Discoveries Inc., a public company with gold and potash properties listed on the TSX Venture Exchange from March 2011 to February 2018. Mr. Atkinson served as the Chief Financial Officer of Versatile Systems Inc., a public technology services company listed on the TSX Venture Exchange from February 2003 to December 31, 2013 and as a director from November 2003 to January 14, 2014. Mr. Atkinson was also involved in both technology and corporate finance as a partner at KPMG, LLP for 14 years, until September 2002.

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

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director, and is the Chair and is a member of the Compensation Committee, and is a member of the Audit committee. Mr. Achtemichuk was previously a Senior Vice President and Managing Director at CMLS Financial Ltd. until his retirement in 2021 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Professional Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

Malcolm Clay - Director

Mr. Clay has been a director of our company since February 22, 2011. Mr. Clay is a member and the chair of the Audit Committee, and is a member of the Compensation Committee and of the Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director. He was a Partner with KPMG, LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.

Sebastian Giordano - Director

Mr. McLay has been a director of our company since December 13, 2024, and is a member of our Audit Committee and of our Nominating Committee. Mr. Giordano, currently or within the last 5 years, has served on the Boards of Directors of AYRO, Inc., a Nasdaq-listed micro-logistics technology, mobility services and cloud-based SaaS software provider to the automotive industry; and transportation and Logistics Systems, inc. an OTC PINK-listed logistics company, including as its Chairman and Chief Executive Officer. From 2013 to 2018 he served as a Board Member and Chief Executive Officer of WPCS International Incorporated, a Nasdaq-listed low-voltage contracting company. For the past 22 years, Mr. Giordano has been CEO of Ascentaur, LLC ("Ascentaur"), providing C-Level consulting services to a diverse roster of private and public companies across a range of industries, including start-ups, turn-arounds, and established businesses across many industries. Prior to Ascentaur, he held executive management positions, including serving as Chief Executive Officer, Chief Financial Officer, and Chief Restructuring Officer with certain public and private companies.

David Richardson - Director

Mr. Richardson has been a director of our company since March 26, 2015 and is the Chair and is a member of the Nominating Committee and is a member of the Compensation Committee. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is currently a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021 Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

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

Claus Tritt - Vice President of Medium Duty and Commercial Vehicle Sales

Claus Tritt joined GreenPower in December of 2022 as Vice President of Medium Duty and Commercial Vehicle Sales, and in this role he oversees the commercial and medium duty vehicle sales strategies and activities of the Company. Claus spent over 30 years moving through progressively senior roles at various divisions within Daimler/Mercedes Benz North America, including overseeing the company's commercial van division in North America. After nearly 30 years at Mercedes Benz, Claus spent time operating a luxury car dealership, and served in a sales and business development role at Canoo. Mr. Tritt resigned from GreenPower on April 18, 2025.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2025, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson Chief Executive Officer, Chairman & Director	2025	$450,000(2)	Nil(3)	Nil	Nil	$450,000
Brendan Riley President & Director	2025	$350,000	Nil(3)	Nil	$2,000	$352,000
Michael Sieffert Chief Financial Officer & Secretary	2025	$215,730	Nil(3)	Nil	$2,797	$218,527
Mark Achtemichuk Director	2025	$26,250	Nil	Nil	Nil	$26,250
Malcolm Clay Director	2025	$33,750	Nil	Nil	Nil	$33,750
David Richardson Director	2025	$26,250	Nil	Nil	Nil	$26,250
Sebastian Giordano Director	2025	$7,292	Nil	Nil	Nil	$7,292
Cathy McLay Director	2025	$22,500	Nil	Nil	Nil	$22,500
Yanyan Zhang Vice President of Program Management	2025	$175,000	Nil	Nil	$2,115	$177,115
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales(4)	2025	$150,020	Nil	Nil	$115	$150,135

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert has been converted from CDN$ to US$ at an exchange rate of 0.7191. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2025.

(2) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd.  per the amended Management Services Agreement between GreenPower Motor Company Inc., Koko Financial Services Inc. and Fraser Atkinson dated September 29, 2023.

(3) As of the date of this report the Compensation Committee has not approved an annual bonus for the CEO, President or CFO for the year ended March 31, 2025.

(4) Mr. Tritt resigned from the Company on April 18, 2025.

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

Michael Sieffert

On September 29, 2023, we entered into an employment agreement with Michael Sieffert, which was effective as of April 1, 2023. Under the terms of the employment agreement, Michael Sieffert agreed to serve as the Chief Financial Officer of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement, Michael Sieffert will be paid a base salary of CDN$300,000 per year, and will be eligible for cash bonuses of up to 75% of his annual base salary. In addition, and pursuant to the employment agreement, Michael Sieffert is eligible for stock option grants and equity incentive grants.

Yanyan Zhang

On March 28, 2017, we entered into an employment agreement with Yanyan Zhang for the position of Project Manager. Ms. Zhang, agreed to accept the role of Project Manager for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Ms. Zhang was subsequently promoted to Director of Project Management during 2020 and was promoted to the position of Vice President of Program Management in May 2021. Pursuant to the employment agreement, we agreed to pay Ms. Zhang an annual base salary of $72,000 for the position of Project Manager, which was subsequently increased, and her current salary is $175,000. Ms. Zhang is eligible for bonuses and for stock option grants from GreenPower's stock option plan.

Claus Tritt

During November 2022, we entered into an employment agreement with Claus Tritt for the position of Vice President of Medium Duty / Commercial vehicles. In this role Mr. Tritt was responsible for managing the sales staff and setting targets and strategies for the sales team, including within GreenPower's truck body division. Pursuant to the employment agreement, we agreed to pay Mr. Tritt an annual base salary of $150,000 and he was eligible for bonuses and for stock option grants from GreenPower's stock option plan. Mr. Tritt resigned from GreenPower on April 18, 2025.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2025 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 14, 2025	Expiry Date
Fraser Atkinson Chief Executive Officer, Chairman & Director	Stock Options to purchase Common Shares	75,000(1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Brendan Riley President & Director	Stock Options to purchase Common Shares	75,000 (1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Michael Sieffert Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	75,000 (1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Mark Achtemichuk Director and Former Chief Financial Officer & Secretary	Stock Options to purchase Common Shares	75,0001)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Malcolm Clay Director	Stock Options to purchase Common Shares	75,000 (1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at March 14, 2025	Expiry Date
David Richardson Director	Stock Options to purchase Common Shares	75,000 (1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Sebastian Giordano Director	Stock Options to purchase Common Shares	75,000 (1)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Yanyan Zhang Vice President of Program Management	Stock Options to purchase Common Shares	25,000(2)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales(3)	Stock Options to purchase Common Shares	10,000(2)	March 14, 2025	CDN$0.78	CDN$0.78	CDN$0.78	March 14, 2030

Notes:

(1) Stock options vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

(2) Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

(3) Claus Tritt resigned from the Company on April 18, 2025. The options issued to Mr. Tritt on March 14, 2025 were unvested on April 18, 2025 and therefore expired on his last day of employment pursuant to the terms of GreenPower's 2023 Stock Option Plan.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2025.

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

Nominating Committee

On August 23 2020, we adopted a Board of Director Nomination Process and the Nominating Committee is currently comprised of the Chair David Richardson, Malcolm Clay, and Sebastian Giordano. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation Committee

We have a compensation committee comprised of the Chair, Mark Achtemichuk, Malcolm Clay and David Richardson. We adopted a formal Compensation Committee Charter on August 23, 2020. Our compensation committee, in consultation with the Board, conducts reviews with regards to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

The following are the members of the Audit Committee as at the date hereof:

Malcolm Clay(1)	Independent(2)	Financially Literate(2)
Mark Achtemichuk	Independent(2)	Financially Literate(2)
Sebastian Giordano	Independent(2)	Financially Literate(2)

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

At no time since the commencement of the Company's financial year ending March 31, 2025 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

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

D. Employees

As of March 31, 2025, 2024, and 2023 we had 113, 116, and 112 employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales, manufacturing and service office in Riverside, CA, and out of our manufacturing facilities based in Porterville, California and South Charleston, West Virginia.

E. Share Ownership

As of July 23, 2025, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants
Fraser Atkinson Chief Executive Officer, Chairman and Director	3,271,724(3)	10.9%	288,750(3)	Nil
Brendan Riley President and Director	81,716(4)	*	288,750(4)	Nil
Michael Sieffert Chief Financial Officer and Secretary	23,587(5)	*	288,750(5)	Nil
Mark Achtemichuk Director	82,078(6)	*	193,750(6)	Nil
Malcolm Clay Director	605,915(7)	2.0%	193,750(7)	Nil
Sebastian Giordano Director	*	*	193,750(8)	Nil
David Richardson Director	2,873,097(9)	9.6%	193,750(9)	Nil
Yanyan Zhang Vice President of Program Management	12,073(10)	*	74,107 (10)	Nil
Claus Tritt Vice President of Sales	*	*	Nil (11)	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at July 23, 2025 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators and from company records.

(2) Based on 30,002,591 common shares of our company issued and outstanding as at July 23, 2025.

(3) Mr. Atkinson holds 1,330,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 850,308 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson, 249,968 common shares of our Company with FWP Acquisition Corp. and 68,181 common shares of our Company with FWP Holdings LLC. Mr. Atkinson also beneficially holds 345,000 stock options, each of which entitles Mr. Atkinson to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Atkinson owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(4) Mr. Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 345,000 stock options, each of which entitles Mr. Riley to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Riley owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(5) Mr. Sieffert holds 14,627 common shares of our company through his RRSP account. Mr. Sieffert also owns 500 common shares of our company in his TFSA account and 8,460 shares indirectly in a spousal RSP. Mr. Sieffert also beneficially holds 345,000 stock options, each of which entitles Mr. Sieffert to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Sieffert owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(6) Mr. Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RSP account and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 250,000 stock options, each of which entitles Mr. Achtemichuk to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 5,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Achtemichuk owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(7) Mr. Clay holds 584,920 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 250,000 stock options, each of which entitles Mr. Clay to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 5,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Clay owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(8) Mr. Giordano owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(9) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also beneficially holds 250,000 stock options, each of which entitles Mr. Richardson to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 5,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Richardson owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(10) Ms. Zhang owns 12,073 common shares of our company directly. In addition, Ms. Zhang holds 82,857 stock options each of which entitles Ms. Zhang to purchase one common share of our company. 2,857 stock options are exercisable at a price of CDN$4.90 per share until July 3, 2025, 15,000 stock options that are exercisable at a price of CDN$19.62 per share until May 18, 2026, and 25,000 stock options that are exercisable at a price of CDN$16.45 per share until December 10, 2026, all of which have fully vested as of July 8, 2025.  In addition, Ms. Zhang owns 20,000 stock options that are exercisable at a price of CDN$3.80 per share until February 14, 2028 and 15,000 of these 20,000 stock options will have vested within 60 days of July 23, 2025, and 20,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029 and 10,000 of these 20,000 stock options will have vested within 60 days of July 23, 2025; 25,000 stock options that are exercisable at a price of CDN$0.72 per Share until March 14, 2030 and 6,250 of these 25,000 stock options will have vested within 60 days of July 23, 2025.

(11) As of March 31, 2025 Claus Tritt held 70,000 stock options, 50,000 of which were exercisable at a price of $3.80 per share, 10,000 were exercisable at CDN $2.72 per share, and 10,000 were exercisable at CDN $0.78 per share. Mr. Tritt resigned on April 18, 2025, at which time the unvested stock options held by Mr. Tritt were forfeited, and the remaining stock options which had vested as of April 18, 2025 will be forfeited within 60 days of July 23, 2025 pursuant to the terms of the Company's 2023 stock option plan.

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

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregative number of Shares issuable under the 2023 will not exceed 2,467,595 (and all of the Company's other Security-Based Compensation Arrangements. The Company received final approval of the 2023 plan on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on May 23, 2025, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,949,116. No performance-based awards have been issued as at March 31, 2025 or as at March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of July 8, 2025, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants
Fraser Atkinson	3,271,724(2)	10.9%	288,750(2)	Nil
David Richardson	2,873,097(3)	9.6%	193,750(3)	Nil

(1) Based on 30,002,591 common shares of our company issued and outstanding as at July 23, 2025.

(2) Mr. Atkinson holds 1,330,052 common shares of our company directly, 28,571 common shares of our company in the Atkinson Family Trust, 35,716 common shares of our company indirectly through trust accounts for two family members, 850,308 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, and 708,928 common shares with KFS Capital LLC, a private company held by Mr. Atkinson, 249,968 common shares of our Company with FWP Acquisition Corp. and 68,181 common shares of our Company with FWP Holdings LLC. Mr. Atkinson also beneficially holds 345,000 stock options, each of which entitles Mr. Atkinson to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 100,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Atkinson owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

(3) Mr. Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also beneficially holds 250,000 stock options, each of which entitles Mr. Richardson to purchase one Share. 50,000 stock options are exercisable at a price of CDN$16.45 per share until December 10, 2026, 5,000 stock options are exercisable at a price of $20.00 per Share until November 19, 2025, 60,000 stock options are exercisable at a price of CDN$3.80 per share until February 14, 2028, and 60,000 stock options that are exercisable at a price of CDN$2.72 per share until March 27, 2029, all of which have fully vested as of July 23, 2025. In addition, Mr. Richardson owns 75,000 stock options that are exercisable at a price of CDN$0.78 per share until March 14, 2030 and 18,750 of these 75,000 options will have vested within 60 days of July 23, 2025.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 16, 2025 the registrar and transfer agent for our company reported that there were 29,888,985 common shares of our company issued and outstanding. Of these, 17,041,463 were registered to Canadian residents, including 13,289,025 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 17,041,463 shares were registered to 39 shareholders in Canada, one of which is CDS & Co. 12,847,522 of our shares were registered to residents of the United States, including 12,743,820 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 12,847,522 shares were registered to 8 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2025 there have been no transactions or loans between our company and:

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

	For the Years Ended
	Monday, March 31, 2025	Sunday, March 31, 2024	Friday, March 31, 2023

Salaries and Benefits (1)	$551,410	$562,160	$580,774
Consulting fees (2)	$566,042	541,623	396,250
Non-cash Options Vested (3)	$632,493	874,321	2,100,717
Total	$1,749,945	$1,978,104	$3,077,741

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

Accounts payable and accrued liabilities at March 31, 2025 includes $454,894 owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at March 31, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings before the full repayment of the term loan facility. As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities. This determination required the Company to revalue these loans as at the date of the subordination agreement, which resulted in a non-cash gain of $306,288 during the year ended March 31, 2024 (2025 - nil, 2023 - nil).

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid subsequent to the year-end. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

During the year ended March 31, 2024 no additional related party loans were received by the Company. The CAD $250,000 loan plus accrued interest from Countryman Investments Ltd., a Company wholly ownedby David Richardson, a director of the Company, was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit.

Subsequent to the year ended March 31, 2025, on May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2 years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. As of the date of this report the Company has entered into five tranches of the loan, as follows:

  The first tranche of the loan closed on May 15, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Acquisition Corp. ("FWP Acquisition"), a company beneficially owned by the CEO and Chairman of the Company, and from Countryman. The Company issued 1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months.
  The second tranche of the loan closed on May 28, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Holdings, from Koko, and from Countryman. The Company issued 568,181 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 113,635 common shares, in aggregate, to FWP Holdings and Koko.
  The third tranche of the loan closed on June 8, 2025 for an aggregate principal amount of U.S. $300,000 from FWP Acquisition and from Countryman. The Company issued 340,909 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 68,181 common shares to FWP Acquisition.
  The fourth tranche of the loan closed on June 27, 2025 for an aggregate principal of U.S. $200,000 from FWP Holdings and from Koko. The Company issued 263,157 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.38 per share for a period of 24 months, and the Company issued an aggregate of 52,631 common shares, in aggregate, to FWP Holdings and Koko.
  The fifth tranche of the loan closed on July 4, 2025 for an aggregate principal amount of U.S. $250,000 from FWP Acquisition and from Countryman. The Company issued 304,878 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.41 per share for a period of 24 months, and the Company issued an aggregate of 60,975 common shares to FWP Acquisition.

On July 21, 2025 the Company received a short term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company intends to repay within 30 days.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2025, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS Accounting Standards"), and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, BDO Canada LLP.

Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2024. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC’s after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2025. As at March 31, 2025 the Company booked a contingent liability of $310,000 for potential judgements for legal matters. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked as at March 31, 2025. In addition, Management believes that there is an additional potential liability of $437,500 related to legal matters. Any actual liability may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

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

C. Material Contracts

With the exception of the contracts listed below and contracts entered into in the ordinary course of business, we have not entered into any material contracts during the last two years.

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

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common shares. This summary applies only to U.S. Holders that acquire our common shares pursuant to this Report and does not apply to any subsequent U.S. Holder of our common shares.

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

Cash consists of cash bank balances held in major financial institutions in Canada and    the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. During the year ended March 31, 2025 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of ($12,277) (2024 - $1,319,873).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $6 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2025:

March 31, 2025	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$5,983,572	$-	$-	$-
Accounts payable and accrued liabilities	3,719,716	-	-	-
Loans payable to related parties	-	1,334,720	2,849,325	-
Lease liabilities	127,105	597,248	3,952,393	2,000,901
Term loan facility	-	3,591,354	-	-
Other liabilities	-	-	17,133	-
	$9,830,393	$5,523,322	$6,818,851	$2,000,901

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

As at March 31, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$59,649
Accounts Receivable	$150,000
Prepaids and deposits	$10,988
Finance Lease Receivable	$46,961
Accounts Payable and Accrued Liabilities	$(678,090)
Related Party Loan	$(5,293,936)

The CDN/USD exchange rate as at March 31, 2025 was $0.6956 (March 31, 2024 - $0.738). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $396,800 to comprehensive income/loss.

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

During October 2024 the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company assessed and concluded that the warrants should be recorded as equity investments. The Company incurred $483,434 in professional fees and other direct expenses in connection with the offering, which were included in the share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of the warrants issued was $79,955, and after allocating $12,884 in professional fees, the net amount was booked to reserves, with the remainder booked to share capital in the Company's financial position statement.

During May 2024 1,500,000 common shares in an underwritten Unit offering (the "Unit Offering") comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance. None of the warrants have been cancelled, forfeited or exercised as of March 31, 2025. The Company incurred $400,774 in professional fees and other direct expenses in connection with the Unit Offering, which was included in share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of warrants issued in the Unit Offering was $278,250, and this amount, net of allocated professional fees of $48,040 was booked to reserves, with the remainder booked to share capital in the Company's statement of financial position.

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

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. Subsequent to the year ended March 31, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2025.

Based on the evaluation performed as of March 31, 2025, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2025, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2025 due to the following material weaknesses in its internal control over financial reporting:

  We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of costing, existence and verification of inventories;
  We did not design and maintain effective controls relating to revenue recognition, including consistent and complete maintenance of supporting documentation for revenue transactions;
  We did not design and maintain effective controls to ensure complex and/or unusual transactions are appropriately accounted for and disclosed; and
  We did not design and maintain effective controls to prevent and/or detect errors in the accounting for and/or the disclosure of transactions.

Accordingly, management has concluded that the foregoing control deficiencies constitute material weaknesses.

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

Management intends to focus on the internal control remediation efforts identified above in order to address and resolve the material weaknesses in internal controls over financial reporting that existed as at March 31, 2025.

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

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2025, other than changes to certain controls related to there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Malcolm Clay, Mark Achtemichuk and Sebastian Giordano, each of whom meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Canada LLP, PCAOB ID #1227 was the principal accountant for the audit of GreenPower's consolidated financial statements during the years ended March 31, 2025, March 31, 2024 and March 31, 2023.

The following table sets forth information regarding the amount billed and accrued for audit fees, other fees and tax fees for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023.

	March 31, 2025	March 31, 2024	March 31, 2023
Audit fees	$429,789	$361,211	$267,450
Audit related fees	$18,618	$57,276	-
Total	$448,407	$418,487	$267,450

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

ITEM 16K. CYBERSECURITY

As of the date of this report GreenPower has not adopted a formal cybersecurity policy, and we have not invested in a comprehensive set of processes for managing cybersecurity risk due to the Company's relatively small size and limited resources. However, we have taken certain steps to manage cybersecurity risks such as utilizing commercially available anti-virus software on company computers, utilizing cloud-based systems and software offered by major global software and computer systems providers for company records and documents, and engaging a technical IT supervisor to manage and maintain the company's computer systems and network.

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

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2025, 2024 and 2023

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

Shareholders and Board of Directors

GreenPower Motor Company Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity / (deficit) and cash flows for the each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

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

Vancouver, Canada

July 30, 2025

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Financial Position

As of March 31, 2025 and 2024
(Expressed in US Dollars)

	March 31, 2025	March 31, 2024
Assets
Current
Cash (Note 4)	$344,244	$1,150,891
Accounts receivable, net of allowances (Note 5)	541,793	2,831,942
Current portion of finance lease receivables (Note 6)	45,473	111,529
Inventory (Note 7)	25,601,888	32,010,631
Prepaids and deposits	1,241,670	748,362
	27,775,068	36,853,355
Non-current
Finance lease receivables (Note 6)	91,455	1,046,855
Right of use assets (Note 8)	5,479,555	4,124,563
Property and equipment (Note 10)	1,310,581	2,763,525
Restricted deposit (Note 9)	415,065	414,985
Other assets	1	1
	$35,071,725	$45,203,284

Liabilities
Current
Line of credit (Note 11)	$5,983,572	$7,463,206
Term loan facility (Note 12)	3,591,354	2,267,897
Accounts payable and accrued liabilities (Note 22)	3,719,716	2,977,251
Current portion of deferred revenue (Note 15)	3,279,536	7,066,145
Current portion of lease liabilities (Note 8)	633,035	630,207
Current portion of loans payable to related parties (Note 18)	1,334,720	-
Current portion of warranty liability (Note 19)	816,326	750,806
Current portion of contingent liability (Notes 21, 23)	310,000	136,078
	19,668,259	21,291,590
Non-current
Deferred revenue (Note 15)	6,858,820	2,876,240
Lease liabilities (Note 8)	5,535,051	4,006,004
Contingent liability (Note 21)	-	1,255,668
Loans payable to related parties (Note 18)	2,849,325	2,432,180
Other liabilities	17,133	25,699
Warranty liability (Note 19)	1,749,103	1,749,084
	36,677,691	33,636,465

Equity / (Deficit)
Share capital (Note 13)	80,538,262	76,393,993
Reserves	15,239,622	14,305,642
Accumulated other comprehensive income / (loss)	39,657	(111,896)
Accumulated deficit	(97,423,507)	(79,020,920)
	(1,605,966)	11,566,819
	$35,071,725	$45,203,284

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on July 28, 2025

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended March 31, 2025, 2024 and 2023

(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2025	2024	2023

Revenue (Note 22)	$19,847,279	$39,271,839	$39,695,890
Cost of Sales (Note 7)	17,650,661	33,914,237	32,445,836
Gross Profit	2,196,618	5,357,602	7,250,054

Sales, general and administrative costs
Salaries and administration (Note 18)	9,912,495	8,814,561	7,394,085
Depreciation (Notes 8 and 10)	1,662,113	1,858,458	1,219,223
Product development costs	1,339,200	1,811,472	2,090,338
Office expense	1,256,499	1,607,459	920,468
Insurance	1,727,831	1,716,157	1,801,665
Professional fees (Note 23)	1,672,938	1,925,938	1,477,094
Sales and marketing	997,772	661,426	818,289
Share-based payments (Notes 14 and Notes 18)	897,468	1,502,112	3,645,893
Transportation costs	264,344	212,263	324,773
Travel, accomodation, meals and entertainment	397,749	599,169	748,299
Allowance for credit losses (Note 5)	(12,277)	1,450,962	95,153
Total sales, general and administrative costs	20,116,132	22,159,977	20,535,280

Loss from operations before interest, accretion and foreign exchange	(17,919,514)	(16,802,375)	(13,285,226)

Interest and accretion	(2,176,337)	(1,554,858)	(1,549,769)
Other Income / loss (Note 10, 18, and 21)	1,391,746	306,288	72,867
Foreign exchange gain / (loss)	40,657	131,416	(30,897)

Loss from operations for the year	(18,663,448)	(17,919,529)	(14,793,025)

Other item
Write down of assets (Notes 2.g., 6, and 10)	-	(423,267)	(250,832)

Loss for the year	(18,663,448)	(18,342,796)	(15,043,857)

Other comprehensive income / (loss)
Cumulative translation reserve	151,553	29,547	(13,007)

Total comprehensive loss for the period	$(18,511,895)	$(18,313,249)	$(15,056,864)

Loss per common share, basic and diluted	$(0.68)	$(0.74)	$(0.64)
Weighted average number of common shares outstanding, basic and diluted	27,580,203	24,950,961	23,522,755

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity / (Deficit)

For the Years ended March 31, 2025, 2024 and 2023

(Expressed in US Dollars)	Share Capital			Accumulated other
	Number of			comprehensive	Accumulated
	Common shares	Amount	Reserves	income / (loss)	Deficit	Total
Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Shares issued for cash	1,565,268	4,895,826	-	-	-	4,895,826
Share issuance costs	-	(216,803)	-	-	-	(216,803)
Shares issued for exercise of options	3,322	15,094	(6,333)	-	-	8,761
Fair value of stock options forfeited	-	-	(612,193)	-	612,193	-
Share-based payments	-	-	3,645,893	-	-	3,645,893
Cumulative translation reserve	-	-	-	(13,007)	-	(13,007)
Net loss for the year	-	-	-	-	(15,043,857)	(15,043,857)

Balance, March 31, 2023	24,716,628	$75,528,238	$13,066,183	$(141,443)	$(60,790,972)	27,662,006

Shares issued for cash	188,819	520,892	-	-	-	520,892
Share issuance costs	-	(14,904)	-	-	-	(14,904)
Shares issued for exercise of options	85,715	359,767	(149,805)	-	-	209,962
Fair value of stock options forfeited	-	-	(112,848)	-	112,848	-
Share-based payments	-	-	1,502,112	-	-	1,502,112
Cumulative translation reserve	-	-	-	29,547	-	29,547
Net loss for the year	-	-	-	-	(18,342,796)	(18,342,796)

Balance, March 31, 2024	24,991,162	$76,393,993	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued for cash	4,500,000	4,967,645	-	-	-	4,967,645
Share issuance costs	-	(823,376)	-	-	-	(823,376)
Warrants issued			358,205			358,205
Warrant issuance costs			(60,832)			(60,832)
Fair value of stock options forfeited	-	-	(260,861)	-	260,861	-
Share-based payments			897,468			897,468
Cumulative translation reserve	-	-	-	151,553	-	151,553
Net loss for the year	-	-	-	-	(18,663,448)	(18,663,448)

Balance, March 31, 2025	29,491,162	$80,538,262	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2025	2024	2023

Cash flows from (used in) operating activities
Loss for the year	(18,663,448)	(18,342,796)	(15,043,857)
Items not affecting cash
Allowance (recovery) for credit losses	(12,277)	1,450,962	95,153
Depreciation	1,662,113	1,854,728	1,219,223
Share-based payments	897,468	1,502,112	3,645,893
Accretion & accrued interest	724,152	723,199	826,584
Write-down of assets	-	423,267	250,832
Other income	(1,391,746)	(306,288)	(72,867)
Write down of inventory	-	1,078,854	192,000
Foreign exchange loss / (gain)	(40,657)	(131,416)	30,897
Cash flow used in operating activities before changes in assets and liabilities	(16,824,395)	(11,747,378)	(8,856,142)

Changes in assets and liabilities:
Accounts receivable	2,302,426	6,255,091	(7,377,311)
Inventory	7,883,289	8,752,609	(9,132,692)
Prepaids and deposits	(493,308)	(419,778)	172,935
Finance lease receivables	50,230	132,138	425,383
Accounts payable and accrued liabilities	581,983	(4,339,016)	5,816,192
Contingent liability	310,000	-	320,000
Deferred revenue	46,063	(337,484)	3,158,930
Warranty liability	155,539	571,570	1,034,766
	(5,988,173)	(1,132,248)	(14,437,939)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	-	-	874,184
Restricted deposits	-	(400,000)	-
Purchase of property and equipment	(83,172)	(361,533)	(355,993)
Lion Truck Body business combination	-	-	(215,000)
	(83,172)	(761,533)	303,191

Cash flows from (used in) financing activities
(Repayment of) / loans from related parties	1,377,292	(449,400)	3,043,734
Proceeds from (repayment of) line of credit	(1,479,634)	850,974	845,853
Proceeds from term loan facility	1,323,457	2,235,375	-
Proceeds from promissory note	-	30,111	15,055
Payments on lease liabilities	(553,918)	(1,050,611)	(394,580)
Repayment of other liabilities	(8,567)	(8,566)	(8,566)
Proceeds from issuance of common shares and warrants	5,325,850	520,892	4,895,826
Equity offering costs	(884,208)	(14,904)	(216,803)
Proceeds from exercise of stock options	-	209,962	8,761
	5,100,272	2,323,833	8,189,280

Foreign exchange on cash	164,426	120,437	(22,452)

Net (decrease) increase in cash	(806,647)	550,489	(6,287,920)
Cash, beginning of period	1,150,891	600,402	6,888,322
Cash, end of period	$344,244	$1,150,891	$600,402

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
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

The consolidated financial statements were approved by the Board of Directors on July 28, 2025.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in  the normal course of operations.

The Company’s operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2025, the Company had a cash balance of $344,244, working capital, defined as current assets less current liabilities, of $8,106,809, accumulated deficit of ($97,423,507), shareholders’ deficit of ($1,605,966), and the Company recorded a loss of ($18,511,895) for the year ended March 31, 2025.  These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and term loan facility with Export Development Canada (“EDC”) and, from time to time, by seeking potential new sources of financing.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information

(a) Basis of presentation

Statement of Compliance with IFRS

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). These consolidated financial statements are presented on a historical cost basis, in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS Accounting Standards requires management to make certain critical accounting estimates. It also requires management  to exercise judgement in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership 31-Mar-25	Ownership 31-Mar-24	Principal Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
GP Truck Body Inc.	United States	100%	100%	Truck body manufacturing
Lion Truck Body Incorporated	United States	N/A	100%	Truck body manufacturing; dissolved as of March 10th, 2025
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	100%	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

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
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, Fair Value Through Profit and Loss ("FVTPL"), and Fair Value through Other Comprehensive Income ("FVOCI"). In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2025 and March 31, 2024.

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2025 and March 31, 2024.

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

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2025 and March 31, 2024 the Company had no cash equivalents.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

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

(g) Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

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

(i)   Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value, where cost is determined using First in First Out (FIFO) for parts inventory. WIP inventory is valued based on actual costs to bring the WIP to its current state of completion. The Company’s inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory.  For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

When a vehicle in inventory is used for demonstration purposes it is transferred to property and equipment at the lesser of net book value and net realizable value (Note 10).

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

Computers	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Demonstration Electric Vehicles	5-12 years, straight line method
Tools and equipment	3 years, straight line method
Leasehold improvements	Straight line over the lesser of the term of the lease or economic life

(k) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, excludes stock options (Note 14) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

(l) Share capital

Common shares are classified as equity. Finder's fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects.

(m)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. The movement in cumulative expense is recognized in the Consolidated Statements of  Operations, with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(q)  Goodwill and Impairment

The Company is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company did not record any goodwill during the years ended March 31, 2025 and 2024. During the year ended March 31 2023, GreenPower acquired Lion Truck Body Inc., and recorded goodwill of $250,832 on the acquisition (Note 21). This goodwill was tested at March 31, 2023, and was not supported by the estimated future cash flows of the business, and management concluded that the $250,832 of goodwill from the acquisition was impaired and was therefore written off.

(r)    Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025. These changes were reviewed by management and did not cause a significant or material change to the Company's financial statements.

(s)  Future accounting pronouncements

Certain new accounting standards have been published by the IASB that are not mandatory for the March 31, 2025 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2025	Mandatorily effective for periods beginning on or after January 1, 2026
IAS 21 - The effect of changes in Foreign Exchange Rates (effective Jan 1, 2025)	IFRS 7 and IFRS 9 - Amendments to the Classification and measurement of Financial Instruments (effective Jan 1, 2026)
IFRS 1, IFRS 7, IFRS 9, IFRS 10, IAS 7 - Annual improvements to IFRS accounting standards (effective Jan 1, 2026)
IFRS 7 and IFRS 9 - Contracts referencing nature-dependent electricity (effective Jan 1, 2026)
IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

3. Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstance.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company (Note 2. h.).

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1).

iii. The determination to de-recognize the loan amounts representing the term loan that would be assumed from the acquisition of Lion Truck Body, which was subject to the seller obtaining the required consents for the assumption. The consents for the assumption of the loan were not received, and Lion Truck Body was dissolved during the year, so the contingent liability was written off as at March 31, 2025 (Note 21).

iv. The determination that a portion of loans payable to related parties outstanding as at March 31, 2025 is a non-current liability (Note 18).

Critical accounting estimates and assumptions

a. The determination of the discount rates used to discount finance lease receivables (Note 6) and lease liabilities (Note 8)

b. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 19)

c. The classification of leases as either financial leases or operating leases (Note 6, Note 2 p.).

d. The determination that the Company should book a contingent liability of $310,000 for potential judgements for legal matters (Note 23)

e. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5)

f. The estimate of the useful life of equipment (Note 2.j, Note 10)

g. The estimate of the net realizable value of inventory (Note 7)

h. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.)

i. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 8)

j. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 20)

k. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 7)

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

4. Cash

As at March 31, 2025 the Company has a cash balance of $344,244 (2024 - $1,150,891). Both of these amounts were on deposit at major financial institutions in the United States and Canada. The Company has no cash equivalents as at March 31, 2025 or at March 31, 2024.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2025 and 2024 in accordance    with IFRS 9. During the year ended March 31, 2025 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of ($12,277) (2024 - $1,319,873). The Company recognized an allowance for credit losses of $nil on its promissory note receivable during the year ended March 31, 2025 (2024 - $131,089). As at March 31, 2025 the Company had an accounts receivable net of allowances balance of $541,793 (2024 - $2,831,942). 2 customers (2024 - 2 customers) each represented more than 10% of this balance, and these customers in aggregate represented 53% (2024 - 30%) of the balance.

	March 31, 2025	March 31, 2024
Allowance for doubtful accounts, beginning of year	$1,459,243	$139,370
plus: new allowance recognized	261,686	1,459,243
less: AFDA written off as uncollectible	(883,814)	-
less: allowance collected	(273,963)	(139,370)

Allowance for doubtful accounts, end of year	$563,152	$1,459,243

6. Finance Lease Receivables

GreenPower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at March 31, 2025 the Company had a total of  3 (2024 - 8) vehicles  on lease that were determined to be finance leases, and the Company had a total of 3 (2024 - 4) vehicles on lease that were determined to be operating leases. For operating leases, lease payments are recognized in revenue when earned.

During the year ended March 31, 2025, GreenPower repossessed 6 vehicles that were under lease due to non-payment, and GreenPower cancelled the leases. During the year ended March 31, 2024, GreenPower provided a notice of default to a lessee of 37 vehicles, and the defaults were not cured so the leases were terminated and the vehicles were repossessed. In addition, GreenPower booked an impairment of $nil on finance lease receivables during the year ended March 31, 2025 (2024 - $423,267), due to delinquent payments on finances leases for five vehicles. For the year ended March 31, 2025, selling profit on finance leases was $68,296 (2024 - $53,924, 2023 - $ nil).

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

6. Finance lease receivables (continued)

The following table illustrates Finance Lease Receivables as at March 31, 2025 and as at March 31, 2024:

	March 31, 2025	March 31, 2024
Finance lease receivable, beginning of year	$1,158,384	$2,970,356
Investment recognized	-	148,158
Investment derecognized	(971,226)	(1,334,921)
Impairment recognized	-	(423,267)
Lease payments received	(53,764)	(351,434)
Interest income recognized	3,534	149,492

Finance lease receivable, end of year	$136,928	$1,158,384

Current portion of Finance Lease Receivable	$45,473	$111,529

Long Term Portion of Finance Lease Receivable	$91,455	$1,046,855

Payments to be received on Finance Lease Receivables (undiscounted):

March 31, 2025
Year 1	$53,764
Year 2	$57,351
Year 3	$37,200
Year 4	$27,902
Year 5	$-
less: amount representing interest income	$(39,333)
Finance Lease Receivable	$136,928
Current Portion of Finance Lease Receivable	$45,473
Long Term Portion of Finance Lease Receivable	$91,455

During the year ended March 31, 2025, the Company repossessed 5 EV 250s under finance leases and one EV 350 on an operating lease due to the lessee's default under the leases. The carrying value of finance lease receivables for the 5 EV 250's that were repossessed during the year ended March 31, 2025 was $971,226, and this finance lease receivable was de-recognized and the vehicles were recorded in inventory. The carrying value of the EV 350 was $200,938 and was included in property, plant and equipment.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

7. Inventory

The following is a listing of inventory as at March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024

Parts	$4,208,596	$3,855,668
Work in Process	11,282,556	14,341,949
Finished Goods	10,110,736	13,813,014

Total	$25,601,888	$32,010,631

During the year ended March 31, 2025, management wrote down the value of inventory by $530,675 (2024 - $1,078,854; 2023 - $192,000), and this amount is included in Cost of Sales. During the year ended March 31, 2025, $15,760,151 of inventory was included in Cost of Sales (2024 - $31,179,514, 2023 - $31,438,059).

8.  Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets ("RoU Assets") and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. Rental payments on the Right of Use Assets are discounted using 8% and 12% rates of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives  received, and the value is depreciated over the term of the lease. For the year ended March 31, 2025 the Company incurred interest expense of $531,987 (2024 - $377,026; 2023 - $229,743) on the Lease Liabilities, recognized depreciation expense of $730,803 (2024 - $785,306; 2023 - $571,793) on the Right of Use Assets    and made total rental payments of $957,685 (2024 - $1,050,611; 2023 - $394,580).

During the year, GreenPower entered into a lease for a 72,056 square foot property in Riverside, CA where it consolidated its California operations. The lease commenced on January 1, 2025, a has termination date of December 31, 2029, and monthly lease payments of $50,439 commencing on May 1, 2025, with annual increases to the monthly lease rate effective January of each year between 2026 and 2029 such that lease rates over the term will range from $50,439 to $56,204. Using an incremental borrowing rate (IBR) of 8%, it resulted in an addition of $2.5 million to RoU assets during the year ended March 31, 2025.

GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "lessor") for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments started May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment of up to 200 employees by December 31, 2024. GreenPower provided employee reports to the lessor on December 31, 2024 and the lessor has agreed to a reduction in lease liabilities of $578,500. GreenPower had suspended monthly lease payments to account for the $578,500 reduction, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. The reduction in lease payments has been recognized, and resulted in a reduction of the lease liability of $229,012, and is considered a government grant under IAS 20 and has been presented as a net reduction in RoU assets. Title to the property will be transferred to GreenPower once the sum of total lease payments plus the amount of the forgiveness reaches $6.7 million.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

8. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2025:

31-Mar-25
1 year	$1,212,682
thereafter	$7,450,905
less amount representing interest expense	$(2,495,501)
Lease liability	$6,168,086
Current Portion of Lease Liabilities	$633,035
Long Term Portion of Lease Liabilities	$5,535,051

Payments on leases that were classified as short-term leases for the year ended March 31, 2025 totaled $288,303 (2024 - $91,312, 2023 - $236,480). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2025 total $11,994.

The following table summarizes changes in Right of Use Assets during the years ended March 31, 2025 and March 31, 2024:

	March 31, 2025	March 31, 2024
Right of Use Assets, beginning of year	$4,124,563	$4,845,738
Depreciation	(730,803)	(785,306)
Additions to RoU Assets	2,506,822	69,131
Removal of RoU assets	(25,000)	(5,000)
Change from lease modification	(167,015)	-
Change from lease adjustment	(229,012)	-

Right of Use Assets, end of year	$5,479,555	$4,124,563

9. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, is scheduled to automatically renew for successive one-year terms, and currently earns interest at a fixed rate of 3.0% The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider. The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

Subsequent to the end of the year, on April 24, 2025, the standby letter of credit was amended to increase the standby letter of credit by $50,000, from $400,000 to $450,000. The lender on the Company's line of credit has reserved $50,000 from the line of credit as collateral for the amended standby letter of credit (Note 11).

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

10. Property and Equipment

The following is a summary of activities for the years ended March 31, 2025, and March 31, 2024:

				Demonstration		Tools and	Leasehold
	Computers	Furniture	Automobiles	Electric Vehicles	Leased Asset	Equipment	Improvements	Total
Cost
Balance, March 31, 2023	$242,854	$100,811	$589,420	$2,727,455	$672,151	$1,377,357	$163,979	$5,874,027
Transfers from / (to) inventory	-	-	-	874,278	-	-	-	874,278
Additions	-	-	-	-	-	334,575	26,958	361,533
Balance, March 31, 2024	$242,854	$100,811	$589,420	$3,601,733	$672,151	$1,711,932	$190,937	$7,109,838
Transfers from / (to) inventory	$-	$-	$-	$(593,320)	$-	$-	$-	(593,320)
Additions	$7,280	$-	$-	$-	$-	$72,892	$3,000	83,172
Balance, March 31, 2025	$250,134	$100,811	$589,420	$3,008,413	$672,151	$1,784,824	$193,937	$6,599,690

Depreciation
Balance, March 31, 2023	$142,619	$48,324	$150,342	$1,213,606	$672,151	$964,231	$77,963	$3,269,236
Depreciation	62,128	10,931	70,900	581,355	-	305,692	42,146	1,073,152
Foreign exchange translation	-	-	-	3,925	-	-	-	3,925
Balance, March 31, 2024	$204,747	$59,255	$221,242	$1,798,886	$672,151	$1,269,923	$120,109	$4,346,313
Depreciation	$18,470	$10,930	$72,197	$442,708	$-	$357,360	$29,644	931,309
Foreign exchange translation	$-	$-	$-	$11,486	$-	$-	$-	11,486
Balance, March 31, 2025	$223,217	$70,185	$293,439	$2,253,080	$672,151	$1,627,283	$149,753	$5,289,109

Carrying amounts
As at, March 31, 2024	$38,107	$41,556	$368,178	$1,802,847	$-	$442,009	$70,828	$2,763,525

As at, March 31, 2025	$26,917	$30,626	$295,981	$755,333	$-	$157,540	$44,184	$1,310,581

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

10. Property and Equipment (continued)

During the year ended March 31, 2025, the Company transferred three vehicles with a carrying value of $593,320 from Property and Equipment to Finished Goods Inventory, comprised of one BEAST, one EV Star and one EV 350, as the company intends to sell the vehicles. During the year ended March 31, 2024, the Company transferred vehicles from inventory with a carrying value of $874,278 to Property and Equipment. The transferred vehicles are comprised of four EV Stars, one Nano BEAST, one BEAST and one EV 550.

During the year ended March 31, 2023, the Company completed the sale of land owned by the Company in Porterville, California for gross proceeds of $950,000 and generated a gain on the sale of $72,867 that was included in other income. During the year ended March 31, 2023 GreenPower also acquired property, plant and equipment with an aggregate fair value of $268,252, as part of its acquisition of Lion Truck Body.

11. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at March 31, 2025 the Company's Line of Credit had a credit limit of up to $6,000,000 (2024 - $8,000,000). The Line of Credit bears interest  at the bank's US Base Rate (March 31, 2025 - 8.0%, March 31, 2024 - 9.0%) plus a margin of 2.25% (2024- 2.0%). On July 25, 2024 GreenPower signed a term sheet pursuant to which the lender increased the margin from 2.0% to 2.25% and reduced the credit limit on the Company's Line of Credit with reductions of $200,000 per month until the credit limit reached $6,000,000 on January 25, 2025.

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2:1, for which the Company is in compliance as at March 31, 2025 and March 31, 2024. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of March 31, 2025,  the Company had a drawn balance of $5,983,572 (2024 - $7,463,206) on the Line of Credit.

12. Term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and FWP Holdings LLC, a company beneficially owned by the Chairman and CEO of the Company, entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 18).

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

12. Term loan facility (continued)

The term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2 to 1.0. The Company is in compliance with this covenant as at March 31, 2025 and March 31, 2024. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. As at March 31, 2025 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,591,354 (March 31, 2024 - $2,267,897). The Company anticipates that it will not be in compliance with the minimum debt service coverage ratio at the 2026 fiscal year end as the Company has not generated positive EBITDA in the trailing four quarters ended March 31, 2025.

13. Share Capital

Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued

During October 2024, the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company assessed and concluded that the warrants should be recorded as equity instruments. The Company incurred $483,434 in professional fees and other direct expenses in connection with the offering, which were included in the share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of the warrants issued was $79,955, and after allocating $12,884 in professional fees, the net amount was booked to reserves, with the remainder booked to share capital in the Company's statement of financial position.

During May 2024, 1,500,000 units in an underwritten Unit offering (the "Unit Offering") comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance, and the Company assessed and concluded that the Warrants should be recorded as equity instruments. None of the warrants have been cancelled, forfeited or exercised as of March 31, 2025. The Company incurred $400,774 in professional fees and other direct expenses in connection with the Unit Offering, which was included in share issuance costs for the year ended March 31, 2025. The Company determined that the fair value of warrants issued in the Unit Offering was $278,250, and this amount, net of allocated professional fees of $48,040 was booked to reserves, with the remainder booked to share capital in the Company's statement of financial position.

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (ATM), and 85,715 shares from the exercise of options.

During the year ended March 31, 2023 the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM) and 3,322 shares from the exercise of options.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

13. Share Capital (continued)

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. Subsequent to the year ended March 31, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964 (Note 25).

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$20,000,000 (the "2022 ATM"). The 2022 ATM expired in November 2023 due to the expiry of the then effective short form base shelf prospectus.

During the year ended March 31, 2024, the Company sold 188,819 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024 (2023 - $216,803).

14. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregative number of Shares issuable under the 2023 will not exceed 2,467,595 (and all of the Company's other Security-Based Compensation Arrangements. The Company received final approval of the 2023 plan on April 18, 2024.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

14. Stock Options (continued)

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on May 23, 2025, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,949,116. No performance-based awards have been issued as at March 31, 2025 or as at March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

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

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, and the 2019 Plan, that are issued and outstanding as at March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2024	Granted	Exercised	or Expired	March 31, 2025
January 30, 2025	CDN	$2.59	238,212	-	-	(238,212)	-
February 11, 2025	CDN	$8.32	50,000	-	-	(50,000)	-
July 3, 2025	CDN	$4.90	14,999	-	-	(8,571)	6,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	(5,000)	15,000
May 18, 2026	CDN	$19.62	63,700	-	-	(31,250)	32,450
December 10, 2026	CDN	$16.45	523,250	-	-	(103,250)	420,000
July 4, 2027	CDN	$4.25	15,000	-	-	(15,000)	-
November 2, 2027	US	$2.46	10,000	-	-	(10,000)	-
February 14, 2028	CDN	$3.80	632,500	-	-	(130,000)	502,500
March 27, 2029	CDN	$2.72	605,000	-	-	(113,750)	491,250
June 28, 2029	CDN	$1.40	-	20,000	-	-	20,000
March 14, 2030	CDN	$0.78	-	800,000	-	(5,000)	795,000
Total outstanding			2,472,661	820,000	-	(710,033)	2,582,628
Total exercisable			1,711,798				1,681,378
Weighted Average
Exercise Price (CDN$)			$9.62	$0.80	$-	$6.25	$7.95
Weighted Average Remaining Life			3.2 years				3.2 years

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

14. Stock Options (continued)

As at March 31, 2025, there were 366,488 stock options available for issuance under the 2023 and 2022 plan and 2,949,116 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 14, 2025, the Company granted 800,000 options with a term of five years and an exercise price of CDN $0.78 per share, comprised of:

  525,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

  250,000 stock options to employees which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

  25,000 stock options to consultant which vest 25% four months after grant date, 25% six months after grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

During the year ended March 31, 2025, nil common shares were issued pursuant to the exercise of stock options and 710,033 options were forfeited or expired During the year ended March 31, 2025, $260,860 of options were forfeited or expired (2024 - $112,848). During the year ended March 31, 2025, the Company incurred share-based compensation expense with a measured fair value of $897,468. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations. Subsequent to the end of the reporting period, between April 1, 2025 and July 30, 2025, 124,628 stock options exercisable at a weighted average share price of CDN $3.24 were forfeited.

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

As at March 31, 2024, there were 26,455 stock options available for issuance under the 2023 and 2022 plan and 2,499,116 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

14. Stock Options (continued)

On March 27, 2024, the Company granted 605,000 options with a term of five years and an exercise price of CDN $2.72 per share, comprised of:

  360,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

  60,000 stock options to an officer and director which vest 20% four months after grant date, 20% six months after the grant date, 30% 288 days after the grant date and 30% one year after the grant date;

  110,000 stock options to employees which vest 25% four months after the grant date, and then 25% after years 1, 2, and 3 after the grant date;

  40,000 stock options to employees which vest 50% 288 days after the grant date, and then then 25% years 2, and 3 after the grant date;

  35,000 stock options to consultants which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

14. Stock Options (continued)

As at March 31, 2023, there were 255,246 stock options available for issuance under the 2023 and 2022 plan and 2,467,595 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.  On July 4, 2022, the Company granted 15,000 options to an employee with a term of five years and an exercise price of CDN$4.25 per share which vest 25% after 4 months, and after years 1, 2, and 3. On November 2, 2022, the Company granted 60,000 options to employees with a term of five years and an exercise price of US$2.46 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On February 14, 2023, the Company granted 660,000 options with a term of five years and an exercise price of CDN$3.80 per share, comprised of:

a. 420,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

b. 225,000 stock options to employees which vest 25% four months after the grant date, and then 25% after years 1, 2, and 3 after the grant date;

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

The weighted average share price on the exercise dates for the years ending March 31, 2025, 2024, and 2023 respectively were CDN $nil, CDN $3.85, and CDN $8.06.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2025	March 31, 2024	March 31, 2023
Share price on grant date	CDN $0.78	CDN $2.72	CDN $3.66
Exercise price	CDN $0.78	CDN $2.72	CDN $3.66
Risk-free interest rate	2.32%	3.40%	3.22%
Expected life of options	5 years	5 years	5 years
Annualized volatility	107%	103%	101%
Forfeiture rate	Nil	Nil	Nil
Dividend rate	N/A	N/A	N/A

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

15. Deferred Revenue

The Company recorded Deferred Revenue of $10,138,356 for deposits received from customers for the sale of all- electric vehicles which were not delivered as at March 31, 2025 (March 31, 2024 - $9,942,385). The following table summarizes changes in deferred revenue during the years ended March 31, 2025 and March 31, 2024:

	March 31, 2025	March 31, 2024
Deferred Revenue, beginning of year	$9,942,385	$9,998,609
Additions to deferred revenue during the year	1,077,193	4,361,857
Deposits returned	(22,534)	(234,415)
Revenue recognized from deferred revenue during the year	(858,688)	(4,183,666)
Deferred Revenue, end of year	$10,138,356	$9,942,385

Current portion	$3,279,536	$7,066,145
Long term portion	6,858,820	2,876,240
	$10,138,356	$9,942,385

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. The Company expects to recognize revenue from amounts held in the long-term portion of deferred revenue more than twelve months after the reporting date. As at March 31, 2025 the current portion of deferred revenue includes a financing component of $474,173 (2024 - $324,265), and during the year ended March 31, 2025, $nil of this deferred revenue was recognized in revenue (2024 - $36,030).

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

16. Financial Instruments (continued)

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and    the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note  receivable at each reporting period end and on an annual basis. During the year ended March 31, 2025 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of ($12,277) (2024 - $1,319,873 as summarized in the table below:

	March 31, 2025	March 31, 2024
Allowance for doubtful accounts, beginning of year	$1,459,243	$139,370
plus: new allowance recognized	261,686	1,459,243
less: AFDA written off as uncollectible	(883,814)	-
less: allowance collected	(273,963)	(139,370)

Allowance for doubtful accounts, end of year	$563,152	$1,459,243

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $6 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2025:

March 31, 2025	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$5,983,572	$-	$-	$-
Accounts payable and accrued liabilities	3,719,716	-	-	-
Loans payable to related parties	-	1,334,720	2,849,325	-
Lease liabilities	127,105	597,248	3,952,393	2,000,901
Term loan facility	-	3,591,354	-	-
Other liabilities	-	-	17,133	-
	$9,830,393	$5,523,322	$6,818,851	$2,000,901

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

16. Financial Instruments (continued)

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

As at March 31, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$59,649
Accounts Receivable	$150,000
Prepaids and deposits	$10,988
Finance Lease Receivable	$46,961
Accounts Payable and Accrued Liabilities	$(678,090)
Related Party Loan	$(5,293,936)

The CDN/USD exchange rate as at March 31, 2025 was $0.6956 (March 31, 2024 - $0.738). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $396,800 to comprehensive income/loss.

17. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, a line of credit, a term loan facility, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. The Company may issue additional debt or equity over time in order to fund new business opportunities for the benefit of shareholders.

As at March 31, 2025, the Company had a cash balance of $344,244, working capital, defined as current assets minus current liabilities, of $8,106,809, accumulated deficit of ($97,423,507), and shareholders’ equity of ($1,605,966).

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Salaries and Benefits (1)	$551,410	$562,160	$580,774
Consulting fees (2)	$566,042	541,623	396,250
Non-cash Options Vested (3)	$632,493	874,321	2,100,717
Total	$1,749,945	$1,978,104	$3,077,741

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

Accounts payable and accrued liabilities at March 31, 2025 includes $454,894 (March 31, 2024 - $105,676) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at March 31, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings before the full repayment of the term loan facility (Note 13). As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities. This determination required the Company to revalue these loans as at the date of the subordination agreement, which resulted in a non-cash gain of $306,288 that was included in Other Income during the year ended March 31, 2024 (2025 - nil, 2023 - nil).

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid subsequent to the year-end (Note 25). In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

18. Related Party Transactions (continued)

During the year ended March 31, 2024 no additional related party loans were received by the Company. The CAD $250,000 loan plus accrued interest from Countryman Investments Ltd., company wholly owned by David Richardson, a director of the Company, was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit (Note 11).

Subsequent to the end of the year ended March 31, 2025, on May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2 years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. As of the date of this report the Company has entered into five tranches of the loan, as follows:

  The first tranche of the loan closed on May 15, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Acquisition Corp. ("FWP Acquisition"), a company beneficially owned by the CEO and Chairman of the Company, and from Countryman. The Company issued 1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months.

  The second tranche of the loan closed on May 28, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Holdings, from Koko, and from Countryman. The Company issued 568,181 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 113,635 common shares, in aggregate, to FWP Holdings and Koko.

  The third tranche of the loan closed on June 8, 2025 for an aggregate principal amount of U.S. $300,000 from FWP Acquisition and from Countryman. The Company issued 340,909 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 68,181 common shares to FWP Acquisition.

  The fourth tranche of the loan closed on June 27, 2025 for an aggregate principal of U.S. $200,000 from FWP Holdings and from Koko. The Company issued 263,157 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.38 per share for a period of 24 months, and the Company issued an aggregate of 52,631 common shares, in aggregate, to FWP Holdings and Koko.

  The fifth tranche of the loan closed on July 4, 2025 for an aggregate principal amount of U.S. $250,000 from FWP Acquisition and from Countryman. The Company issued 304,878 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.41 per share for a period of 24 months, and the Company issued an aggregate of 60,975 common shares to FWP Acquisition;

  On July 21, 2025 the Company received a short term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company intends to repay within 30 days.

19. Warranty Liability

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

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

19. Warranty Liability (continued)

This assessment relies on estimates and assumptions about expenditures on future warranty claims. Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $800,000 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date.

An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in product development costs in the Company's sales, general and administrative costs. Assuming revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $36,000 for the year ended March 31, 2025 (2024 - $67,000).

	March 31, 2025	March 31, 2024
Opening balance	$2,499,890	$2,077,750
Warranty additions	714,956	1,343,838
Warranty disbursements	(649,092)	(774,174)
Warranty expiry	-	(147,108)
Foreign exchange translation	(325)	(416)
Total	$2,565,429	$2,499,890

Current portion	$816,326	$750,806
Long term portion	1,749,103	1,749,084
Total	$2,565,429	$2,499,890

20. Income Taxes

Income tax expense is recognized based on the combined British Columbia and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2025, was 27.0% and for the years ended March 31, 2024 and 2023 was 27.0%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(5,003,092)	$(4,952,555)	$(4,061,841)
Items not deductible for tax purposes	324,482	413,506	1,276,004
Difference in tax rate in other jurisdictions	(155,572)	(129,075)	(51,259)
Unrecognized deductible temporary
differences and loss carryforwards	4,834,182	4,668,124	2,837,096
Deferred income tax expense (recovery)	$-	$-	$-

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

20. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the unrecognized deferred income tax assets as of March 31, 2025 and March 31, 2024 are summarized below:

Unrecognized deferred income tax assets	As at
	March 31, 2025	March 31, 2024
Non-capital loss carry-forwards	$17,573,889	$13,408,326
Capital assets	390,739	398,144
Right of use assets	(1,677,298)	(1,154,053)
Lease liabilities	1,868,405	1,297,212
Warranty provision	705,376	687,038
Deferred revenue	1,097,524	1,097,524
Share issue costs	205,154	208,406
Other carryforward balances	1,154,718	697,502
Unrecognized deferred tax assets	(21,318,507)	(16,640,099)
Deferred income tax asset	$-	$-

As at March 31, 2025 and March 31, 2024 the Company has approximately $22,505,000 and $20,240,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2025 and March 31, 2024 the Company has approximately $45,015,000 and $32,430,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2031 and 2045 if unused. The potential benefits of these carry-forward non-capital losses have not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Contingent Liability and Dissolution of Lion Truck Body

On July 7, 2022, GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated.

The acquisition included that GreenPower would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption. The term loan had a principal outstanding of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2025 and March 31, 2024 the seller has not provided the Company with any evidence that he has obtained the required consents for the Company to assume the loan, and there is significant uncertainty over whether the seller will obtain these consents. In accordance with IAS 37, as at March 31, 2024, amounts representing the term loan have been recognized as a contingent liability on the Company's Consolidated Statement of Financial Position.

Lion Truck Body Incorporated was dissolved on March 10, 2025. Accordingly, the Company has derecognized the previously recognized contingent liability of Lion Truck Body Incorporated as at March 31, 2025, as the entity to which the Contingent Liability relates no longer exists as at March 31, 2025.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

22. Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2024, the Company was economically dependent on one (2024 - one, 2023 - one) customer who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 63%, (2024: 30%, 2023: 59%) of sales.

The Company's disaggregated revenue for the years ended March 31, 2025, 2024, and 2023 is summarized in the following table. Proceeds received and/or receivable from government vouchers totaled $558,228 for the years ended March 31, 2025 (2024 - $385,643, 2023 - $4,614,250) and was included in vehicle and parts sales in the years ended March 31, 2025 and March 31, 2024 and in vehicle and parts sales and in revenue from operating and finance leases in the year ended March 31, 2023. Included in vehicle sales for the year ended March 31, 2025 is $319,000 (2024 - $nil, 2023 - $nil) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

	For the Year Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Vehicle and parts sales	$19,774,549	$38,879,072	$39,311,659
Revenue from operating and finance leases	$68,805	$385,643	$113,789
Finance income	3,925	7,124	270,442

Total	$19,847,279	$39,271,839	$39,695,890

The Company's revenues allocated by geography based on the customer's country of domicile for the  years ended March 31, 2025, 2024, and 2023, is  as follows:

	For the Year Ended
	March 31, 2025	March 31, 2024	March 31, 2023
United States of America	$18,841,162	$37,055,314	$39,497,713
Canada	1,006,117	2,216,525	198,177

Total	$19,847,279	$39,271,839	$39,695,890

The Company's property and equipment allocated by geography for the years ended March 31, 2025, and 2024 is as follows:

	For the Year Ended
	March 31, 2025	March 31, 2024
United States of America	$1,212,229	$2,529,937
Canada	98,352	233,588
Total	$1,310,581	$2,763,525

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

22. Segmented Information (continued)

The Company's accounts payable and accrued liabilities for the years ended March 31, 2025 and 2024 is as follows:

	March 31, 2025	March 31, 2024
Due to related parties	$454,894	$105,676
Trade payables	2,821,845	2,477,357
Accrued liabilities	442,977	394,218
Accounts payable and accrued liabilities	$3,719,716	$2,977,251

23. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2025.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2025.

During April 2023 the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2025.

As at March 31, 2025 the Company recorded a contingent liability of $310,000 for potential judgements for legal matters, and this amount has been recorded in professional fees on the consolidated statement of operations and comprehensive loss for the twelve months ended March 31, 2025. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked as at March 31, 2025.

In addition, Management believes that there is an additional potential liability of $437,500 related to other legal matters. Any actual liability related to these other legal matters may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to these legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

24. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Non-cash investing and financing transactions:
Right of use asset acquired	$2,802,265	$69,129	$4,968,446
Accretion income on promissory note receivable	$-	$1,696	$-
Accretion expense on related party note payable	$494,084	$-	$-
Assets transferred from Property and equipment to Inventory	$593,320	$-	$-
Assets transferred from Inventory to Property and equipment	$-	$874,278	$-

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2025, 2024 and 2023
(Expressed in US Dollars)

25. Events After the Reporting Period

Subsequent to the end of the reporting period:

  Between April 1, 2025 and July 30, 2025, 124,628 stock options exercisable at a weighted average share price of CDN $3.24 were forfeited;
  Between May 21, 2025 and June 4, 2025 the Company repaid a $50,000 advance and a CAD $50,000 advance from FWP Acquisition and repaid a $150,000 advance from Koko that was advanced to the Company on February 5, 2025 and on April 30, 2025;
  Between May 15, 2025 and July 4, 2025 the Company received loans totaling $1.75 million in aggregate from Countryman, Koko, FWP Acquisition and FWP Holdings, and as an inducement to enter into the loans issued:
  1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months;
  909,090 warrants each of which entitle the lenders to purchase common shares at $0.44 per share for a period of 24 months;
  304,878 warrants each of which entitle the lenders to purchase common shares at $0.41 per share for a period of 24 months;
  263,157 warrants each of which entitle the lenders to purchase common shares at $0.38 per share for a period of 24 months;
  295,422 common shares of the Company
  On July 21, 2025 the Company received a short-term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company intends to repay within 30 days;
  Subsequent to the year ended March 31, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26*	Promissory Note dated June 26, 2020 for CDN $50,000
10.27*	Promissory Note dated June 29, 2020 for $100,000
10.28*	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29*	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30*	Vehicle Purchase and Supply Agreement Between Workhorse Group, Inc. and GreenPower Motor Company, Inc.
10.31*	Contract of Lease-Purchase dated May 2, 2022, effective August 1, 2022 between South Charleston Development Authority and GreenPower Manufacturing WV Inc.
10.32*	Employment Agreement dated September 29, 2023 with Fraser Atkinson and Koko Financial Services Inc.
10.33*	Employment Agreement dated September 29, 2023 with Brendan Riley
10.34*	Employment Agreement dated September 29, 2023 with Michael Sieffert
10.35	Consent of BDO Canada LLP
10.36	Certification of Chief Executive Officer
10.37	Certification of Chief Financial Officer
10.38	906 Certification of Chief Executive Officer
10.39	906 Certification of Chief Financial Officer
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: July 30, 2025

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer