Form 20-F
period 2026-03-31
GREENPOWER MOTOR Co INC.
filed 2026-08-18
CIK 1584547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

5,029,291 Common Shares Without Par Value

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of  the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

Risks Related to our Business

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2026, we generated a loss of $5.5 million bringing our accumulated deficit to $103.0 million.

During the year ended March 31, 2026 we generated annual revenue of $16.4 million. Given continued losses and due to external economic factors such as import tariffs from the U.S, GreenPower's management has undertaken cost cutting initiatives, which it intends to continue, including but not limited to reducing its number of leased facilities, reducing the number of employees, and better managing controllable expenses. Even if we are successful in reducing costs, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, increased costs from tariffs which we may be unable to pass on to customers through higher prices for our vehicles and parts, reduced sales levels, an inability to control production costs, increases or inflation in our selling general and administrative expenses, a reduction in vehicle sales due to changes in market demand and changes in the Company's capacity, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business. Based on these factors, the Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

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

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority ("NJEDA") the CleanBC Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy-Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government which closes on September 30, 2026, the clean trucks NYSERDA program, the New York School Bus Incentive Program for the state of New York, the EPA Clean School Bus Program, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. GreenPower is currently responding to requests for information from CARB and from the California Attorney General, and while the state is undertaking this investigation it has suspended HVIP incentives to GreenPower. GreenPower has been responding to the requests for information, and GreenPower's vehicles continue to be listed as eligible vehicles under the HVIP program, however the suspension of HVIP incentives to GreenPower has negatively impacted the Company, and the timing of when the Company will be eligible to receive HVIP incentives, if at all, is uncertain. The ability for potential purchasers to receive funding from these programs is subject to the risk of government changes to the program, including changing or removing GreenPower's eligibility for the program, the risk of the delay in the timing of advancing funds to the specific programs, or the risk of program funding being cut or otherwise not available. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects

We may in be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our consolidated financial statements. The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

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

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have increased significantly over the past severl years and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

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

Our operating line of credit and term loan facility are demand facilities and are therefore subject to repayment risk at the lender's discretion.

Our operating line of credit and term loan facility are demand facilities which gives the lender the right to demand repayment of some or all of the facility at its discretion. As at March 31, 2026 GreenPower's operating line of credit had a drawn balance of $2.0 million and an available balance of up to $3 million, while GreenPower's term loan facility had a balance of $2.0 million. The lender on these two facilities may, at its discretion, require further repayments of some or all of the line of credit and term loan facility, and may reduce or eliminate available funds on the line of credit. A reduction in credit available on the line of credit could require the Company to repay the facility. If the lender were to require the facility to be repaid the Company may need to raise funds through alternative forms of debt or equity financing, and if alternative financing is not available, the Company may be compelled, to the extent possible, to sell business assets that it may not wish to sell at prices that it may not wish to sell the assets, in order to fund the repayments.

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

Our common shares are quoted on Nasdaq. Trading of shares on Nasdaq is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

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

Our registered records office is located at Bentall 5, 550 Burrard St Suite 2501, Vancouver, BC V6C 2B5, Canada and its telephone number is (236) 317-6894, attention Mr. Virgil Z. Hlus.

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

During the year ended March 31, 2026 the Company delivered a total of 25 vehicles, which were comprised of 12 EV Star models, 4 BEAST Type D school buses, and 9 Nano BEAST Type A school buses. During the year GreenPower generated annual revenue of $16.4 million, which was a decline of 17.4% from the prior year. Included in revenue for the year is $9.6 million of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts. On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation, unless otherwise stated. GreenPower's common shares were trading on the TSXV Venture Exchange under the ticker GPV until the close of business on November 14, 2025, at which time GreenPower chose to voluntarily delist from the TSX Venture Exchange.

During the year GreenPower negotiated a contract cancellation with Workhorse under which Workhorse agreed to forego the deposits it had made with GreenPower for the production of EV Star Cab and Chassis ("EV Star CC"). Under the terms of the cancellation, GreenPower will retain deposits made by Workhorse as well as ownership of approximately 100 EV Star CC's that GreenPower had built for Workhorse, included in GreenPower's inventory, providing GreenPower with the flexibility to seek alternative buyers for the EV Star CC inventory it had built for Workhorse. The EV Star CC is the platform on which GreenPower builds a range of passenger transport vehicles and goods and cargo vehicles. These vehicles include GreenPower's Type A Nano BEAST, EV Star Mobility Plus, and a range of commercial vehicles including the ReeferX refrigerated vehicle the EV Star Cargo Plus GreenPower anticipates that it will be building a range of vehicles with the EV Star CC inventory for customers in diverse end markets. GreenPower also received a contract cancellation from its dealer in the state of West Virginia, which led to the recognition of deferred revenue that was on deposit with GreenPower and with no repayment obligations.

The Company completed several important financings during the year, including entering into a securities purchase agreement with a single investor under which the Company can issue up to $16 million of Series A convertible preferred shares ("Series A Preferred Shares"), which was amended after the year end to allow up to $18 million of Series A Preferred Shares to be issued. During the year the Company issued 2,105 Series A Preferred Shares for gross proceeds of approximately $2.0 million. Upon issuance, the Series A Preferred shares are recorded as a liability, which is transferred to shareholder's equity when the Series A preferred shares are converted to common shares. As of the date of this report, all of the Series A Preferred Shares issued during the year have been converted to common shares, thereby improving the Company's shareholder's equity. Subsequent to the year end the Company issued an additional 1,500 Series A Preferred Shares for gross proceeds of $1.4 million.

During January the Company completed a series of financings including repayment of its existing line of credit and entering into new financing facilities with CIBC. The CIBC facilities include a $3 million operating line of credit, a $2 million term loan, and letter of credit facilities of up to $2.95 million. Repayment of the existing line of credit was partially funded with $5 million in loans from related parties. These related parties also facilitated the CIBC financing by providing personal guarantees in support of the facilities. Net new loans from related parties during the year totaled $6.6 million, and the related parties received bonus shares and bonus warrants for providing the loans and personal guarantees. During the fourth quarter, $7 million of related party loans were converted into convertible debentures with a 3-year term, an interest rate of 12% and that are convertible into common shares of the Company at $0.99 per share. In addition, a total of $3.9 million of related party loans was converted into 4,200 Series B convertible preferred shares ("Series B preferred shares") that are recorded as equity. Overall, the financings completed during the year facilitate continued access to equity capital and improved the Company's shareholder's equity position compared to the prior year end.

GreenPower began a process of reducing its operating costs at the end of the previous fiscal year, and continued this process during the current year. Total sales, general and administrative expenses reduced by nearly 47% compared to the prior year, and were driven by rationalization of the Company's geographic footprint and reduction of the Company's workforce. These changes were made in response to the current challenging market conditions in the commercial EV sector, and management believes that these changes have improved the Company's ability to weather the current market environment.

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $0.7 million as at March 31, 2026. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's operating credit line with the Bank of Montreal, and from our term loan facility.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California and West Virginia. Listed on the TSX Venture exchange from November 2015 to November 2025, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

     low total cost-of-ownership vs. conventional gas or diesel-powered vehicles;
     lower maintenance costs;
     reduced fuel expenses;
     satisfaction of government mandates to move to zero-emission vehicles; and
     decreased vehicle emissions and reduction in carbon footprint.

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

Locations and Facilities

During the fourth quarter of the year ended March 31, 2025, GreenPower consolidated its California operations into a new manufacturing facility in Riverside California, located at 3016 Kansas Ave., Riverside CA. During the quarter GreenPower terminated the lease of its facilities at 90 West Poplar, Porterville, CA, and in Torrance, CA, and moved the assets and operations of these two facilities to the new location in Riverside, CA. The Riverside, CA facility offers a location that is close to the company's major customers in the LA area, and is conveniently located near the Long Beach port and major transportation routes. The movement of GreenPower's manufacturing facility led to an immediate reduction in rent expense, and additional savings in areas such as transportation, travel, salaries and other administrative expenses are expected to continue from these changes over the next several quarters.

GreenPower leases an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and is a hub for our East Coast commercial activities. Our U.S. operations, sales and marketing office is located at 3016 Kansas Ave., Building 14, Riverside, CA 92507. Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

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

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2026 GreenPower's established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Oregon State, Washington State, Texas, Colorado, North Carolina, New Mexico and California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

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

Competitive Companies

Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD) or traditional manufacturers of heavy-duty buses who are entering the market with all-electric buses (such as New Flyer or Blue Bird). In addition, companies such as Workhorse (Nasdaq: WKHS), Chanje and Lightning are competing with GreenPower in the commercial cargo and delivery van market. We compete with Motiv in the OEM electric cab and chassis market, and GreenPower is the only company that offers a purpose-built electric cab and chassis as opposed to a gasoline or diesel cab and chassis that has been converted to an electric cab and chassis.

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

Intangible Properties

We have invested significant resources in developing our suite of all-electric vehicles. Our vehicles were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles and may choose to obtain patents and licenses on our designs, processes or inventions in the future. We have expended $701,369, $1,339,200, and $1,811,472, on product development costs during the years ended March 31, 2026, March 31, 2025, and March 31, 2024 respectively.

Cycles

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors".

Economic Dependence

The Company's operations depend on its ability to purchase parts that are sourced globally from many different suppliers. Some of these suppliers are single-source suppliers even though we attempt to qualify and obtain components from multiple sources whenever feasible. See "General Description of the Business - Summary" for a list of the suppliers of our main components. The loss of any of these listed suppliers would have a materially adverse impact on the Company's operations. Other parts and materials are expected to be more easily sourced, in the event of disruption in the Company's current supply.

In addition, there is a risk that suppliers or customers may copy the products of the Company for their own use. In the event there is a dispute, the Company may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Environmental Protection

Environmental laws and regulations may affect the operations of the Company. We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. It is expected that the Company, or its subsidiaries, will be required to dispose of the various electronic waste. Failure to dispose of these in a manner compliant with local environmental regulation could expose the Company to penalties and clean-up costs. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements may negatively effect on our company and its operating results.

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

Emission and fuel economy standards

California legislature has adopted a zero-emission bus program for all California public transit properties called the Innovative Clean Transit Regulation (ICT).  The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero-emission bus (ZEB)fleet. Beginning in 2029, 100% of new purchases by transit agencies must be ZEBs, with a goal for full transition by 2040. It applies to all transit agencies that own, operate, or lease buses with a gross vehicle weight rating (GVWR) greater than 14,000 lbs. It includes standard, articulated, over-the-road, double-decker, and cutaway buses.

On June 27, 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

On September 23, 2020 California Governor Newsom announced an executive order that requires that by 2035 all new cars and passenger trucks sold in California must be zero-emission vehicles and announced that the Air Resources Board will develop regulations requiring that require that by 2045 all operations of medium and heavy duty vehicles shall be zero-emission vehicles.

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

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer and dealer in California, and we are qualified to manufacture motor vehicles in the state of West Virginia. We have sold and intend to continue to sell, vehicles in other states both directly and through licensed dealers across the US.

Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

Plan of Operations

As of March 31, 2026 we had a cash balance of $328,086, working capital of $8.8 million, total assets of $30.7 million, and total liabilities of $29.1 million. Liabilities as at March 31, 2026 include an operating line of credit with a credit limit of up to $3 million with a drawn balance of $2.0 million, a term loan with a drawn balance of $2 million, convertible debentures with a principal owing of $7 million, and a term loan facility with a credit limit of up to $5 million, with a drawn balance of $3.6 million.

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

In August 2022 GreenPower took possession of an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and hub for our East Coast commercial activities. Our U.S. operations, sales and marketing office is located at 3016 Kansas Ave., Building #14, Riverside, CA. Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

GreenPower began a process of reducing its operating costs at the end of the previous fiscal year, and continued this process during the current year. Total sales, general and administrative expenses reduced by nearly 47% compared to the prior year, and were driven by rationalization of the Company's geographic footprint and reduction of the Company's workforce. These changes were made in response to the current challenging market conditions in the commercial EV sector, and management believes that these changes have improved the Company's ability to weather the current market environment.

To date, we have funded our operations and business expansion with capital which has been sourced from our company's sale of common shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, the sale of Series A convertible preferred shares, Series B convertible preferred shares, related party loans, convertible debentures, and from our company's operating line of credit and term loan with the CIBC, and from our term loan facility with EDC. We anticipate that we will need to raise additional capital in the near-term to meet our growth objectives, including for working capital investments, to fund operating losses, for expanding our business operations, and to hire and retain employees. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

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

We maintain an office for the U.S. operations, manufacturing, sales, marketing and support at a leased property at 3016 Kansas Ave., Building #14, Riverside, CA 92507, and the current lease on this property expires in December 2029.

We maintain a leased property in the City of Porterville that is used for assembly and manufacturing. The facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527 and is currently on a month-to-month lease.

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

The principal capital expenditures of our company have been in the manufacturing of electric vehicles, the purchase of EV equipment, automobiles and tools and equipment, the carrying value of which is $0.7 million as at March 31, 2026. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, Series A preferred shares, Series B preferred shares, convertible debentures, warrants, proceeds from the exercise of warrants and options for common shares, loans from related parties, from our company's operating line of credit and term loan with CIBC, and from our term loan facility.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

N/A

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying audited consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (collectively "IFRS Accounting Standards")..

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

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada and the Company maintains its primary operational facilities in Southern California and a manufacturing facility in South Charleston, West Virginia.

The consolidated financial statements were approved by the Board of Directors on July 7, 2026.

The consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2026, the Company had a cash balance of $328,086, working capital, defined as current assets less current liabilities, of $8,791,555, accumulated deficit of ($103,036,910), shareholders' equity of $1,548,794 and the Company recorded a loss of ($5,476,778) for the year ended March 31, 2026.  These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and from time to time, by seeking potential new sources of financing.

A. Operating Results

The following table compares the annual results of GreenPower for the years ended March 31, 2026, 2025 and 2024. The information in this table should be read in conjunction with the Audited consolidated financial statements and notes beginning on page F-1.

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2026 to	2025 to	2026 to	2025 to
	2026	2025	2024	2025	2024	2025	2024
Revenue	$16,388,579	$19,847,279	$39,271,839	-17.4%	-49.5%	$(3,458,700)	$(19,424,560)
Cost of sales	7,173,476	17,650,661	33,914,237	-59.4%	-48.0%	(10,477,185)	(16,263,576)
Gross Profit	9,215,103	2,196,618	5,357,602	319.5%	-59.0%	7,018,485	(3,160,984)
Gross profit margin¹	56.2%	11.1%	13.6%	45.2%	-2.6%
Sales, general and administrative costs
Salaries and administration	3,891,189	9,912,495	8,814,561	-60.7%	12.5%	(6,021,306)	1,097,934
Depreciation	1,445,129	1,662,113	1,858,458	-13.1%	-10.6%	(216,984)	(196,345)
Product development costs	701,369	1,339,200	1,811,472	-47.6%	-26.1%	(637,831)	(472,272)
Office expense	66,773	1,256,499	1,607,459	-94.7%	-21.8%	(1,189,726)	(350,960)
Insurance	1,447,375	1,727,831	1,716,157	-16.2%	0.7%	(280,456)	11,674
Professional fees	2,500,177	1,672,938	1,925,938	49.4%	-13.1%	827,239	(253,000)
Sales and marketing	78,569	997,772	661,426	-92.1%	50.9%	(919,203)	336,346
Share-based payments	279,546	897,468	1,502,112	-68.9%	-40.3%	(617,922)	(604,644)
Transportation costs	207,351	264,344	212,263	-21.6%	24.5%	(56,993)	52,081
Travel, accommodation, meals and entertainment	110,244	397,749	599,169	-72.3%	-33.6%	(287,505)	(201,420)
Allowance for credit losses	10,528	(12,277)	1,450,962	-185.8%	-100.8%	22,805	(1,463,239)
Total sales, general and administrative costs	10,738,250	20,116,132	22,159,977	-46.6%	-9.2%	(9,377,882)	(2,043,845)
Loss from operations before interest, accretion and foreign exchange	(1,523,147)	(17,919,514)	(16,802,375)	-91.5%	6.6%	16,396,367	(1,117,139)
Interest and accretion	(2,588,673)	(2,176,337)	(1,554,858)	18.9%	40.0%	(412,336)	(621,479)
Other Income	-	1,391,746	306,288	-100.0%	354.4%	(1,391,746)	1,085,458
(Loss) on sale of equipment	(24,961)	-	-	100.0%	0.0%	(24,961)	-
Foreign exchange gain	141,339	40,657	131,416	247.6%	-69.1%	100,682	(90,759)
Loss from operations for the year	(3,995,442)	(18,663,448)	(17,919,529)	-78.6%	4.2%	14,668,006	(743,919)
Other item
Debt extinguishment costs	(1,390,187)	-	-	100.0%	0.0%	(1,390,187)	-
Series A convertible preferred change in fair value	(497,149)	-	-	100.0%	0.0%	(497,149)	-
Write down of assets	-	-	(423,267)	0.0%	-100.0%	-	423,267
Loss for the year before tax	(5,882,778)	(18,663,448)	(18,342,796)	-68.5%	1.7%	12,780,670	(320,652)
Income tax
Income tax recovery	(406,000)	-	-	-	-
Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)	-70.7%	1.7%	13,186,670	(320,652)
Other comprehensive income
Cumulative translation reserve	73,342	151,553	29,547	NM	NM	(78,211)	122,006
Total comprehensive loss for the year	$(5,403,436)	$(18,511,895)	$(18,313,249)	-70.8%	1.1%	$13,108,459	$(198,646)
Loss per common share, basic and diluted	$(1.57)	$(6.77)	$(7.35)	-76.8%	-7.9%	$5.20	$0.58
Weighted average number of common shares outstanding, basic and diluted	3,494,860	2,758,020	2,495,096	26.7%	10.5%	736,840	262,924

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

Change in Revenue

The annual decrease in revenue for the year ended March 31, 2026 compared to the year ended March 31, 2026 was $3,458,700 or 17.4%. Revenue for the year ended March 31, 2026 included $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts. Excluding this revenue, the decrease in revenue from the prior year was 66%. During the year ended March 31, 2026, the Company sold 12 EV Stars, 4 BEAST and 9 Nano BEAST, compared to sales of 48 EV Stars, 34 Type D BEAST and 2 Nano BEAST during the year ended March 31, 2025. The year over year decline in revenue was due to the year over year reduction in vehicle sales, which was partially offset by the recognition of revenue from deferred revenue recognized during the year from cancelled contracts.

The annual decrease in revenue for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $ 19,424,560 or 49.5%. This decrease was the result of 138 fewer vehicles delivered during the year ended March 31, 2025 compared to the prior year due primarily to no sales of EV Star CC's to Workhorse during the year ended March 31, 2025 compared to sales of 105 EV Star CC's in the year ended March 31, 2024, as Workhorse requested that GreenPower pause deliveries of EV Star CC's which Workhorse ordered from GreenPower.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual decrease in cost of sales for the year ended March 31, 2026 compared to the year ended March 31, 2025 was $10,477,185 or 49.5%, due to the reduction in vehicle sales year over year. However, gross profit increased by $7,018,485, or 319.5% over the same period due to $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized in revenue during the year ended March 31, 2026 due to cancelled contracts. Cost of sales also included $988,186 for inventory writedowns. Excluding deferred revenue from cancelled contracts and the inventory writedown from cost of sales, gross profit for the year was $571,837, and the gross profit margin was 8.5%. The reduction in normalized gross profit and gross profit margin year over year was due to the reduction in vehicle sales year over year as production and overhead costs included in cost of sales were allocated to fewer sold vehicles.

The annual decrease in cost of sales for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $16,263,576 or 48.0%, resulting in a decrease in gross profit of $3,160,984 or 59.0%. During the year ended March 31, 2025 GreenPower delivered a total of 84 vehicles compared to 222 in the prior year, a decrease of 138 vehicle deliveries, which caused the reduction in cost of sales. The reduction in gross profit over the year was primarily due to lower sales year over year, and due to negative gross profit at GP Truck Body, an inventory writedown of $530,675 included in cost of sales, and a low gross profit margin at GreenPower West Virginia.

Gross profit margin (defined as gross profit over sales), for the years ended March 2026, 2025 and 2024 was 56.2%, 11.1%, and 13.6% respectively. Excluding $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year ended March 31, 2026 due to cancelled contracts, gross profit margin for the years ended March 2026, 2025 and 2024 was(6.2%), 11.1%, and 13.6% respectively. Gross profit margin declined by 17.3% between March 31, 2026 and March 31, 2025 due primarily to overhead costs overhead costs included in cost sales were allocated to fewer vehicles in the prior year compared to this year. Gross profit margin declined by 2.6% between March 31, 2025 and March 31, 2024 due to negative gross profit at GP Truck Body, combined with a writedown of inventory of $530,675, and a low gross profit margin at GreenPower West Virginia.

Change in Salaries and Administration

The annual reduction in salaries and administration expense for the year ended March 31, 2026 compared to March 31, 2025 was $6,021,306 or 60.7%. The reduction over the year was due to the year over year reduction in employees, as total employees as at March 31, 2026 was 30, compared to 113 at March 31, 2025. The annual increase in salaries and administration expense for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $1,097,934 or 12.5%. The increase over the period was due to salary increases for existing employees, and due to increased labor costs in West Virginia due to the increased number of employees in that subsidiary.

Change in Depreciation

Depreciation expense declined for the year ended March 31, 2026 compared to the year ended March 31, 2025 by $216,984 or 13.1%. This reduction was primarily due to lower year over year depreciation on property and equipment, partially offset by higher year over year depreciation on right of use assets due to a full year of depreciation in the current year on right of use assets that were added during the year ended March 31, 2025.

Depreciation expense declined for the year ended March 31, 2025 compared to the year ended March 31, 2024 by $196,345 or 10.6%. This reduction was primarily due to a reduction in depreciation on right of use assets due to several property leases being re-classified from right of use assets to short term leases with no depreciation driven by non-renewal of expiring contracts, and from certain fixed assets which were fully depreciated during the year ended March 31, 2025, for which depreciation expense was recorded during the year ended March 31, 2024.

Change in Product Development Costs

Product development costs declined by $637,831 or 47.6% between March 31, 2026 and March 31, 2025. The decrease was primarily attributable to a significant reduction in warranty accrual, resulting from the decline in vehicle sales during the year, as the accrual is determined based on a fixed percentage of revenue.

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

Change in Share-Based Payments

Share-based payment expense for the year ended March 31, 2026 compared to the year ended March 31, 2025 declined by $617,922 or 68.9%, and for the year ended March 31, 2025 compared to the year ended March 31, 2024 declined by $604,644 or 40.3%.

Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant using the Black Scholes method and recognized in earnings over the stock option's vesting period. The reduction in share-based payment expense was due to no stock option grants in the year ended March 31, 2026, as well as higher calculated values of stock option grants in years prior to March 31, 2025, due to higher share prices in those periods, and the impact the higher share prices have on the value of the stock option grants calculated using the Black Scholes method.

Change in Transportation Costs

The annual decrease in transportation costs for the year ended March 31, 2026 compared to the year ended March 31, 2025 was $56,993 or 21.6%. This decrease was due to a reduction in costs related to shipping vehicles for non-sales purposes.

The annual increase in transportation costs for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $52,081 or 24.5%, primarily due to additional non-sales-related transportation expenses incurred as a result of the company's relocation to the Riverside facility, which took place at the end of the fiscal year.

Change in Interest and Accretion

Interest and accretion expense increased in the year ended March 31, 2026 compared to the year ended March 31, 2025 by $412,336 or 18.9%, and increased in the year ended March 31, 2025 compared to the year ended March 31, 2024 by $621,479 or 40.0%. The change in interest and accretion expense in the year ended March 31, 2026 compared to the prior year was primarily attributable to higher interest rates charged on the Company's line of credit with the Bank of Montreal, which was closed during the year ended March 31, 2026, and due to increases in interest bearing debt outstanding compared to the prior year. The change in interest and accretion expense in the year ended March 31, 2025 compared to the prior year was primarily attributable to higher interest incurred on related party loans, as well as increased utilization of the line of credit facility.

Change in Office Expense

Office expense decreased by $1,189,726 or 94.7% during the year ended March 31, 2026 compared to the prior year and decreased by $350,960 or 21.8% during the year ended March 31, 2025 compared to the prior year. The decrease in office expense during the years ended March 31, 2026 and in March 31, 2025 was primarily due to re-allocation of building costs to Cost of Sales,  cost-saving initiatives, a reduction in maintenance and utility expenses at facilities, and lower spending due to the significant reduction in the number of employees during the year ended March 31, 2026, and as the office transitioned into stable, routine operations during the year ended March 31, 2025 compared to the prior year.

Change in Insurance Expense

Insurance expense decreased by $280,456 or 16.2% during the year ended March 31, 2026 compared to the prior year primarily due to a reduction in premiums charged on the Company's insurance policies due to the reduction in employees, fewer leased locations and reductions in auto insurance policy premiums. Insurance expense increased by $11,674 or 0.7% during the year ended March 31, 2025 compared to the prior year, primarily due to slightly higher premiums on renewed insurance policies.

Change in Professional Fees

Professional fees increased by $827,239, or 49.4% during the year ended March 31, 2026 compared to the prior year, and decreased by $253,000 or 13.1% during the year ended March 31, 2025 compared to the prior year. The increase in the year ended March 31, 2026 was primarily due to increased legal costs associated with litigation. The decrease in the year ended March 31, 2025 was primarily due to a reduction in legal fees and other professional services supporting operations, partially offset by an accrual of $310,000 for potential legal judgements.

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

Sales and marketing expense for the year ended March 31, 2026 decreased by $919,203 or 92.1% and travel, accommodation, meals and entertainment expenses decreased by $287,505 or 72.3% compared to the prior year. The decrease in both of these expenses was due to the Company's cost cutting initiatives that included a reduction in the Company's attendance at trade shows, and fewer sales and marketing events compared to the prior year.

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

Change in Other Costs

The allowance for credit losses in the year ended March 31, 2026 was $10,528, which was in line with historical allowances as a percentage of AR, however was higher than the prior year where the Company was able to collect amounts that were included in prior year allowances. The allowance for credit losses in the year ended March 31, 2025 decreased by $1,463,239 or 100.8% compared to the prior year, primarily due to the collection of prior year allowances related to overdue customer accounts.

Change in Other Income

The Company did not recognize Other Income during the year ended March 31, 2026. Other income of $1,391,746 during the year ended March 31, 2025 was the result of the derecognition of a contingent liability related to the dissolution of Lion Truck Body. Other Income of $306,288 during the year ended March 31, 2024 was the result of a non cash gain from loans from related parties. Changes in other income during each of these years was due to unrelated non-recurring events.

Change in Write Down of Assets

During the years ended March 31, 2026 and 2025, the Company had a write down of assets of $nil. During the year ended March 31, 2024, the Company had a write down of assets of $423,267 from the write down of finance lease receivables with overdue lease payments.

Debt extinguishment costs, income tax recovery and change in fair value of Series A convertible preferred shares

During the year ended March 31, 2026 the Company recognized debt extinguishment costs of $1,390,187 associated with the conversion of related party loans into convertible debentures, and a deferred tax recovery of $406,000 for the equity component of convertible debentures. The Company also recognized loss of $497,149 related to the change in fair value of Series A convertible preferred shares. These costs were associated with financing activity during the year ended March 31, 2026, and the Company did not recognize similar costs in the years ended March 31, 2025 or March 31, 2024.

Change in Loss for the Year

The loss for the year ended March 31, 2026 decreased by $13,108,459 or 70.8% compared to the prior year. The decrease in loss for the year was due to the increase in gross profit of $7,018,485, and the reduction in sales, general and administrative costs of $9,377,882, partially offset by increases in other costs.

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

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2026 and March 31, 2025, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2026	March 31, 2025	Annual Change ($)	Explanation
Cash	$328,086	$344,244	(16,158)	See liquidity and capital resources sections of this report.
Accounts receivable, net of allowances	331,822	541,793	(209,971)	Decrease due to accounts receivable collected during the year and reduced AR due to lower sales.
Inventory	23,825,379	25,601,888	(1,776,509)	Reduction due to sales of finished goods inventory and lower work in process at March 31, 2026.
Current assets	25,313,059	27,775,068	(2,462,009)	Primarily due to reductions in accounts receivable and inventory.
Finance lease receivables	91,927	136,928	(45,001)	Reduction due to de-recognition of finance leases, impairment on finance leases, and lease payments received during the year ended March 31, 2026.
Right of use assets	4,569,336	5,479,555	(910,219)	Due to depreciation recognized during the year.
Property and equipment	718,557	1,310,581	(592,024)	Reduction due to property and equipment disposal.
Total assets	30,688,219	35,071,725	(4,383,506)	Due to reductions in cash, accounts receivable, inventory, right of using assets, finance lease receivables and property and equipment.
Line of credit	1,452,615	5,983,572	(4,530,957)	See liquidity and capital resources sections of this report.
Accounts payable and accrued liabilities	3,891,760	3,719,716	172,044	Due to payments to suppliers and for investments in inventory.
Deferred revenue	2,576,050	10,138,356	(7,562,306)	Reduction due recognition of deferred revenues associated with contract cancellations, partially offset by new deposits received.
Loans payable to related parties	619,436	4,184,045	(3,564,609)	Reduction due to conversion of related party loans into Convertible Debentures and Series B convertible preferred shares.
Term loan facility	1,628,858	-	1,628,858	New term loan facility entered into during the year.
Revolving term loan facility	3,591,924	3,591,354	570	No change as no principal payments made during the year.
Current liabilities	16,521,504	19,668,259	(3,146,755)	Due to a reduction in line of credit and related party loans; offset by increase in term loan facility.
Lease liabilities	5,552,263	6,168,086	(615,823)	Decrease due to normal repayment and amortization of lease obligation.
Contingent liability	-	310,000	(310,000)	Reduction due to a settlement agreement reached during the year.
Warranty liability	2,520,459	2,565,429	(44,970)	Decrease due warranty disbursements net of warranty accruals during the year ended March 31, 2026.
Convertible debentures	5,654,279	-	5,654,279	Related party loans issued durig the year, and settled by issuance of convertible debentures; net of equity component.
Total liabilities	29,139,425	36,677,691	(7,538,266)	Due to the decreases in line of credit, accounts payable, deferred revenue, , lease liabilities, current liabilities, warranty liability and loans to related parties, partially offset by increase in term loan facility.
Shareholder's equity	1,548,794	(1,605,966)	3,154,760	Increase in shareholder's equity due to the recognition of deferred revenues associated with contract cancellations, and from the conversion of related party loans into convertible debentures and Series B convertible preferred shares.

B. Liquidity and capital resources

Liquidity

As at As at March 31, 2026, the Company had a cash balance of $328,086 and working capital, defined as current assets minus current liabilities, of $8,791,555. The Company's line of credit has a maximum credit limit of up to $3,000,000. As at March 31, 2026, the line of credit had a drawn balance of approximately $2 million.

Subsequent to the year ended March 31, 2026,

  Between April 1, 2026 and July 7, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 per share expired or were forfeited;
  On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000;
  Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;
  On June 15, 2026 256,410 common shares were issued to a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company;
  Between July 1, 2026 and August 13, 2026, 9,750 stock options exercisable at a weighted average exercise price of CAD$8.12 per share were forfeited;
  On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;
  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares;
  Between July 1, 2026 and August 17 2026, 1,500 Series A convertible preferred shares were converted into 1,189,327 common shares of the Company, and the Series A convertible share liability of $1,425,000 as at June 30, 2026 was transferred into share capital;

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

Capital Resources

Year ended March 31, 2026 and up to the date of this report

Authorized Share Capital

The authorized share capital of GreenPower Motor Company Inc. consists of:

  an unlimited number of voting common shares;
  an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;
  an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

Issued Share Capital

As at March 31, 2026, the Company had the following issued common shares and preferred shares outstanding:

  5,029,291 common shares
  1,351 Series A convertible preferred shares, with a stated value of $1,351,000, and recorded as a preferred share liability of $1,643,214, including accrued dividends of $21,270;
  4,200 Series B convertible preferred shares, with a stated value of $4,200,000, and recorded as $3,915,130 in share capital, including accrued dividends of $49,498.

Common Shares

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation, unless otherwise stated.

During the year ended March 31, 2026, the Company issued a total of 2,080,153 common shares, comprised of the following:

  A total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares;
  1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 21);
  98,803 common shares were issued through the 2025 ATM for gross proceeds of $455,095.

During the year ended March 31, 2025 the Company issued a total of 450,000 common shares:

  During October 2024, 300,000 common shares were issued in an underwritten offering of common shares for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses of $483,434;
  During May 2024, 150,000 common shares were issued in an underwritten Unit offering (the "Unit Offering") comprised of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses of $400,774;

During the year ended March 31, 2024, the Company issued a total of 27,453 common shares, including 18,882 shares issued under the 2022 At the Market Offering (ATM), and 8,572 shares from the exercise of options.

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the year ended March 31, 2026 the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

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

During the year ended March 31, 2024, the Company sold 18,882 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024 (2023 - $216,803).

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The preferred shares have a dividend rate of 9.0%, a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. On February 27, 2026 the Company completed a private placement of 926 Series A convertible preferred shares for gross proceeds of $879,700. Net proceeds from the private placement of preferred shares, after taking into account commissions and other direct costs of the offering, was $800,715. The Series A preferred shares issued on February 27, 2026 have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days. The net proceeds of the Series A preferred shares are recorded as a liability when issued, and the fair value of the liability is calculated at each reporting period with changes in the fair value recorded to the statement of operations and comprehensive loss. The Company recorded lossof $497,149 for the year ended March 31, 2026 related to changes in the fair value of the Series A convertible preferred shares, and recorded $21,270 in accrued dividends on the Series A shares in Other Income. A total of 754 Series A convertible preferred shares were converted into 907,558 common shares of the Company during the year ended March 31, 2026. Subsequent to the end of the reporting period, between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital. On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000. Between July 1, 2026 and August 13, 2026, a total of 1,200 Series A convertible preferred shares were converted into 966,313 common shares of the Company.

Series B Convertible Preferred Shares

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares. A total of 4,200 Series B convertible preferred shares were issued to companies owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in related party loans including accrued interest issued by these same companies. The Series B convertible preferred shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest closing share price from the previous 5 trading days. The Series B convertible preferred shares are recorded as equity on the consolidated statements of financial position of the Company as at March 31, 2026, and accrued dividends on Series B preferred shares to March 31, 2026 are $49,498.

On June 30, 2026, a total of 2,192 series B convertible preferred shares were issued to companies controlled by the CEO and chairman of the Company, settled by way of conversion of loans and convertible debentures made by these companies to the Company:

  324 series B convertible preferred shares issued to Koko for US$307,800, settled by principal and accrued interest on a loan from Koko;
  228 series B convertible preferred shares issued to 0851433 BC Ltd. ("0851433") for US$216,600, settled by principal and accrued interest on a loan from 0851433;
  1,640 Series B convertible preferred shares issued to FWP Acquisition settled in the amount of $1,558,000 of Convertible Debentures owing to FWP Acquisition.

On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares;

Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at March 31, 2026, March 31, 2025 or March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the  issuance of up to 149,154 shares and which was subsequently further increased to allow up to 212,299 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2023 Plan, the 2022 Plan, and the 2019 Plan, that are issued and outstanding as at March 31, 2026:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	March 31, 2026
July 3, 2025	CDN	$49.00	643	-	-	(643)	-
November 19, 2025	US	$200.00	30,000	-	-	(30,000)	-
December 4, 2025	US	$200.00	1,500	-	-	(1,500)	-
May 18, 2026	CDN	$196.20	3,245	-	-	(370)	2,875
December 10, 2026	CDN	$164.50	42,000	-	-	(1,000)	41,000
February 14, 2028	CDN	$38.00	50,250	-	-	(6,875)	43,375
March 27, 2029	CDN	$27.20	49,125	-	-	(3,875)	45,250
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	79,500	-	-	(9,875)	69,625
Total outstanding			258,263	-	-	(54,138)	204,125
Total exercisable			168,138				194,675
Weighted Average
Exercise Price (CDN$)			$79.48	$-	$-	$173.15	$52.71
Weighted Average Remaining Life			3.2 years				2.6 years

As at March 31, 2026, there were 298,004 stock options available for issuance under the 2023 and 2022 plan and 502,929 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the year ended March 31, 2026, no stock options were granted by the Company and none of the Company's stock options were exercised.

During the year ended March 31, 2026, 54,138 options were forfeited or expired. During the year ended March 31, 2026, previously recognized share-based compensation expense of $69,916 was reversed due to stock options that were forfeited or expired (2025 - $260,860). During the year ended March 31, 2026, the Company incurred share-based compensation expense with a measured fair value of $349,462 (2025 - $897,468; 2024 -$1,502,112). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations. Subsequent to the end of the reporting period, between April 1, 2026 and June 29, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 expired or were forfeited.

As at March 31, 2026 and March 31, 2025 the company had the following warrants outstanding:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Granted	Exercised	or expired	31-Mar-26

May 9, 2024	May 9, 2027	18.2	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.5	15,000	-	-	-	15,000
Wednesday, May 14, 2025	Friday, May 14, 2027	4.6	-	108,696	-	-	108,696
Wednesday, May 28, 2025	Friday, May 28, 2027	4.4	-	56,819	-	-	56,819
Friday, June 6, 2025	Sunday, June 6, 2027	4.4	-	34,091	-	-	34,091
Friday, June 27, 2025	Sunday, June 27, 2027	3.8	-	26,316	-	-	26,316
Friday, July 4, 2025	Sunday, July 4, 2027	4.1	-	30,488	-	-	30,488
Tuesday, January 6, 2026	Saturday, January 6, 2029	0.78	-	3,205,128	-	-	3,205,128
Monday, January 12, 2026	Friday, January 12, 2029	1.24	-	2,016,129	-	-	2,016,129

Total			172,500	5,477,667	-	-	5,650,167

Subsequent to the end of the reporting period:

  on June 15, 2026, 256,410 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;
  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares.

Cash Flows

	For the years ended
	March 31
	2026	2025	2024
Cash flow (used in) operations	$(6,184,341)	$(5,988,173)	$(1,132,248)
Cash flow from (used in) investing	$11,950	$(83,172)	$(761,533)
Cash flow from financing	$6,105,494	$5,100,272	$2,323,833
Foreign exchange on cash and restricted cash	$50,739	$164,426	$120,437
Net (decrease) increase in cash and restricted cash	$(16,158)	$(806,647)	$550,489

Operating activities

Cash flow used in operating activities amounted to $6.2 million for the year ended March 31, 2026. The Company generated a loss for the year of $5.5 million, which included approximately $5.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, debt extinguishment costs, Fair value adjustment to Preferred A shares liability, income tax recovery and other expense. In addition, cash flow was impacted by changes in working capital, including by a reduction in deferred revenue of $7.6 million, partially offset by a net increase of $1.2 million from changes in other working capital items.

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

Cash flow used in operating activities amounted to $1.1 million for the year ended March 31, 2024. The Company generated a loss for the year of $18.3 million, which included approximately $6.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, other income, and write down of assets. In addition, cash flow was generated from changes in working capital, including inventory of $8.8 million, and accounts receivable of $6.3 million, which were partially offset by a decrease in accounts payable of $4.3 million, and other factors

Investing activities

Cash flow from investing activities was $11,950 for the year ended March 31, 2026 due to the receipt of $11,950 from restricted deposits.

Cash flow used in investing activities was $83,172 for the year ended March 31, 2025 resulting from $83,172 investments in property, plant and equipment.

Cash flow used in investing activities was $761,533 for the year ended March 31, 2024 resulting from a $400,000 restricted deposit investment for a surety bond and the purchase of $361,533 of property, plant and equipment.

Financing activities

Cash flow from financing activities amounted to $6.1 million for the year-ended March 31, 2026. During the year the Company received loans from related parties that totaled $6.6 million, received proceeds of $2.0 million on a term loan facility, received proceeds of $1.8 million from the issuance of Series A convertible preferred shares, and received proceeds of $0.5 million from sales of shares under the Company's ATM program. These cash flows from financing activities were partially offset by a net repayment of $4.0 million on the Company's line of credit, payments of $0.6m on the Company's lease liabilities, and equity offering costs of $0.1 million.

Cash flow from financing activities amounted to $5.1 million for the year-ended March 31, 2025. During the year the Company received gross proceeds from the issuance of common shares of $5.3 million, received loans from related parties that totaled $1.4 million, drew $1.3 million on its term loan facility, and these amounts were offset by repayment on the Company's line of credit of $1.5 million, payments on the Company's lease liabilities of $0.6 million, and equity issuance costs of $0.9M.

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

We have invested significant resources in developing our suite of all-electric vehicles. Our vehicles were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles and may choose to obtain patents and licenses on our designs, processes or inventions in the future. We have expended $701,369, $1,339,200, and $1,811,472 on product development costs during the years ended March 31, 2026, March 31, 2025, and March 31, 2024 respectively.

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

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson Chief Executive Officer, Chairman and Director Age: 69	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.
Brendan Riley President and Director Age: 56	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.
Michael Sieffert Chief Financial Officer and Secretary Age: 51	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk Director Age: 50	Mr. Achtemichuk is an independent director and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is a chair and member of the Compensation Committee, and is the chair and is also a member of the Audit Committee.
Malcolm Clay Director Age: 85	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member of the Audit Committee, the Nominating Committee and the Compensation Committee.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Sebastian Giordano Director Age: 68	As an independent director, Mr. Giordano supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Giordano joined our Board of Directors on December 13, 2024 and resigned from the Board of Directors on May 1, 2026. As at March 31, 2026 Mr. Giordano was a member of our Audit Committee and of our Nominating Committee.
David Richardson Director Age: 74	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member and Chair of our Nominating Committee. Mr. Richardson is also a member of our Compensation Committee and our Audit Committee.
Yanyan Zhang Vice President of Program Management Age: 40	As the Vice President of Program Management, Ms. Zhang oversees planning and development in line with strategic business objectives. In this role Yanyan manages manufacturing and logistics, and developing contracts for these projects. In performing her duties, Ms. Zhang manages relationships with manufacturing partners, suppliers, and service providers.

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

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director, and is the Chair and is a member of the Compensation Committee, and is a Chair and a member of the Audit committee. Mr. Achtemichuk was previously a Senior Vice President and Managing Director at CMLS Financial Ltd. until his retirement in 2021 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Professional Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

Malcolm Clay - Director

Mr. Clay has been a director of our company since February 22, 2011. Mr. Clay is a member of the Audit Committee, the Compensation Committee and of the Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director. He was a Partner with KPMG, LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.

Sebastian Giordano - Director

Mr. Giordano joined our Board of Directors on December 13, 2024 and resigned from the Board of Directors on May 1, 2026. As at March 31, 2026 Mr. Giordano was a member of our Audit Committee and of our Nominating Committee. Mr. Giordano, currently or within the last 5 years, has served on the Boards of Directors of AYRO, Inc., a Nasdaq-listed micro-logistics technology, mobility services and cloud-based SaaS software provider to the automotive industry; and transportation and Logistics Systems, inc. an OTC PINK-listed logistics company, including as its Chairman and Chief Executive Officer. From 2013 to 2018 he served as a Board Member and Chief Executive Officer of WPCS International Incorporated, a Nasdaq-listed low-voltage contracting company. For the past 22 years, Mr. Giordano has been CEO of Ascentaur, LLC ("Ascentaur"), providing C-Level consulting services to a diverse roster of private and public companies across a range of industries, including start-ups, turn-arounds, and established businesses across many industries. Prior to Ascentaur, he held executive management positions, including serving as Chief Executive Officer, Chief Financial Officer, and Chief Restructuring Officer with certain public and private companies

David Richardson - Director

Mr. Richardson has been a director of our company since March 26, 2015 and is the Chair and is a member of the Nominating Committee and is a member of the Audit Committee and of the Compensation Committee. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is currently a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021 Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

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

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2026, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)(1)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson Chief Executive Officer, Chairman & Director	2026	$390,000(2)	Nil(3)	Nil	Nil	$390,000
Brendan Riley President & Director	2026	$350,000	Nil(3)	Nil	$2,000	$352,000
Michael Sieffert Chief Financial Officer & Secretary	2026	$217,110	Nil(3)	Nil	$2,970	$220,080
Mark Achtemichuk Director	2026	$30,000	Nil	Nil	Nil	$30,000
Malcolm Clay Director	2026	$30,000	Nil	Nil	Nil	$30,000
David Richardson Director	2026	$30,000	Nil	Nil	Nil	$30,000
Sebastian Giordano Director	2026	$25,000	Nil	Nil	Nil	$30,000
Yanyan Zhang Vice President of Program Management	2026	$175,000	Nil	Nil	$2,000	$177,000

Notes:

(1) Salary, consulting fee, retainer or commission paid to Michael Sieffert has been converted from CDN$ to US$ at an exchange rate of 0.7237. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2026.

(2) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd.  per the amended Management Services Agreement between GreenPower Motor Company Inc., Koko Financial Services Inc. and Fraser Atkinson dated September 29, 2023. Mr. Atkinson voluntarily reduced his consulting fee by 20% for eight months during the year ended March 31, 2026.

(3) As of the date of this report the Compensation Committee has not approved an annual bonus for the CEO, President or CFO for the year ended March 31, 2026.

Employment, Consulting and Management Agreements

Fraser Atkinson

On September 29, 2023, we entered into an employment agreement with Koko Financial Services Inc. and Fraser Atkinson, which was effective as of April 1, 2023. Under the terms of the employment agreement, Koko Financial Services Inc. accepted the appointment with the designated personnel, Fraser Atkinson, to serve as the Chief Executive Officer of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement, Koko Financial Services Inc. will be paid a base fee of US$450,000 per year, plus applicable taxes, and will be eligible for cash bonuses of up to 125% of the annual base fee. In addition, and pursuant to the employment agreement, Fraser Atkinson is eligible for stock option grants and equity incentive grants. Mr. Atkinson agreed to a 20% reduction in his salary for 8 months during the year ended March 31, 2026. In the event of a change of control, Mr. Atkinson is entitled to: an amount, to be paid within 30 days, equal to two times the aggregate of (a) the base fee, and (b) the target cash bonus then in effect for the current fiscal year; a lump-sum payment of $5,000 to provide for health care and life insurance coverage; the acceleration of vesting of any outstanding stock options or equity awards; and continued D&O coverage and indemnification of the executive against any claims and actions related to the employment of the executive, for a period of 24 months after termination.

Brendan Riley

On September 29, 2023, we entered into an employment agreement with Brendan Riley, which was effective as of April 1, 2023. Under the terms of the employment agreement, Brendan Riley agreed to serve as the President of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement Brendan Riley will be paid a base salary of US$350,000 per year and will be eligible for cash bonuses of up to 100% of his annual base salary. In addition, and pursuant to the employment agreement, Brendan Riley is eligible for stock option grants and equity incentive grants. In the event of a change of control, Mr. Riley is entitled to: an amount, to be paid within 30 days, equal to 1.33 time the aggregate of (a) the base salary, and (b) the target cash bonus then in effect for the current fiscal year; a lump-sum payment of $5,000 to provide for health care and life insurance coverage; the acceleration of vesting of any outstanding stock options or equity awards; and continued D&O coverage and indemnification of the executive against any claims and actions related to the employment of the executive, for a period of 24 months after termination.

Michael Sieffert

On September 29, 2023, we entered into an employment agreement with Michael Sieffert, which was effective as of April 1, 2023. Under the terms of the employment agreement, Michael Sieffert agreed to serve as the Chief Financial Officer of our company for a term of one year from the effective date, which will be automatically extended for one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement, Michael Sieffert will be paid a base salary of CDN$300,000 per year, and will be eligible for cash bonuses of up to 75% of his annual base salary. In addition, and pursuant to the employment agreement, Michael Sieffert is eligible for stock option grants and equity incentive grants. In the event of a change of control, Mr. Sieffert is entitled to: an amount, to be paid within 30 days, equal to one time the aggregate of (a) the base salary, and (b) the target cash bonus then in effect for the current fiscal year; a lump-sum payment of $5,000 to provide for health care and life insurance coverage; the acceleration of vesting of any outstanding stock options or equity awards; and continued D&O coverage and indemnification of the executive against any claims and actions related to the employment of the executive, for a period of 24 months after termination.

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

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management other than as described under "B. Compensation Employment, Consulting and Management Agreements.

Stock Options and Other Compensation Securities

The Company has not granted or issued any compensation securities to members of our management or to directors of our company during the year ended March 31, 2026 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended March 31, 2026.

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

Nominating Committee

On August 23 2020, we adopted a Board of Director Nomination Process and the Nominating Committee is currently comprised of the Chair David Richardson, Malcolm Clay, and Fraser Atkinson. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

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

Audit Committee

The following are the members of the Audit Committee as at the date hereof:

Mark Achtemichuk (1)	Independent(2)	Financially Literate(2)
Malcolm Clay	Independent(2)	Financially Literate(2)
David Richardson	Independent(2)	Financially Literate(2)

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

At no time since the commencement of the Company's financial year ending March 31, 2026 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

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

D. Employees

As of March 31, 2026, 2025, and 2024 we had 30, 113, and 116, employees, respectively. Our employees are not members of a labor union. Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales, manufacturing and service office in Riverside, CA, and out of our manufacturing facilities based in Porterville, California and South Charleston, West Virginia.

E. Share Ownership

As of August 17, 2026, our directors and management beneficially owned the following common shares, warrants, options, and securities convertible into common shares of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares(1)	% of Class(2)	Stock Options	Warrants	Convertible Debentures	Series B Convertible Preferred Shares
Fraser Atkinson Chief Executive Officer, Chairman and Director	1,739,134(3)	19.8%	24,500(3)	54,348(3)	2,003,032(3)	3,226,024(3)
Brendan Riley President and Director	8,172(4)	*	24,500(4)	Nil	Nil	Nil
Michael Sieffert Chief Financial Officer and Secretary	2,359(5)	*	24,500(5)	Nil	Nil	Nil
Mark Achtemichuk Director	8,208(6)	*	24,500(6)	Nil	Nil	Nil
Malcolm Clay Director	60,592(7)	*	24,500(7)	Nil	Nil	Nil
David Richardson Director	991,543(8)	11.3%	24,500(8)	4,846,396(8)	3,493,939(8)	Nil
Yanyan Zhang Vice President of Program Management	1,207(9)	*	7,750 (9)	Nil	Nil	Nil

* denotes less than 1% of class of shares owned.

Notes

(1) The information about common shares of our company beneficially owned, as at August 17, 2026 is based upon information available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators and from company records.

(2) Based on 8,791,803 common shares of our company issued and outstanding as at August 17, 2026.

(3) Mr. Atkinson holds 536,230 common shares of our company directly, 2,857 common shares of our company in the Atkinson Family Trust, 3,572 common shares of our company indirectly through trust accounts for two family members, 333,209 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, 70,893 common shares with KFS Capital LLC, a private company held by Mr. Atkinson, 785,555 common shares of our Company with FWP Acquisition Corp. and 6,818 common shares of our Company with FWP Holdings LLC. Mr. Atkinson also beneficially holds 24,500 stock options, each of which entitles Mr. Atkinson to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026. Mr. Atkinson also beneficially holds 54,348 warrants through FWP Acquisition Corp., each of which entitles the holder to purchase one Share. The 54,438 warrants are exercisable at a price of $4.60 per share until May 14, 2027. Mr. Atkinson also beneficially holds convertible debentures with a principal of $1,983,003 the principal of which is convertible into common shares at $0.99 per share. Convertible debentures with a principal of $1,874,945 are owned by FWP Acquisition Corp. and are convertible into 1,893,883 common shares of our company and convertible debentures with a principal of $109,149 are owned by Koko Financial Services Ltd. and are convertible into 109,149 common shares of our company. Mr. Atkinson also beneficially holds 6,068 Series B convertible preferred shares of our company, with a stated value of $1,000 per share, that have a dividend rate of 9.0% and are eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per share subject to adjustment as provided for in the rights and restrictions of the Series B convertible preferred shares. 4,640 Series B convertible preferred shares are held by FWP Acquisition Corp., 818 Series B convertible preferred shares are held by FWP Holdings LLC, and 610 Series B convertible preferred shares are held by 0851433 BC Ltd. If converted into common shares at $1.975 per share, the Series B convertible preferred shares would be convertible into 3,072,404 common shares of our company.

(4) Mr. Riley holds 8,172 common shares of our company directly. Mr. Riley also beneficially holds 24,500 stock options, each of which entitles Mr. Riley to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026.

(5) Mr. Sieffert holds 14,627 common shares of our company through his RRSP account. Mr. Sieffert also owns 500 common shares of our company in his TFSA account and 8,460 shares indirectly in a spousal RSP. Mr. Sieffert also beneficially holds 24,500 stock options, each of which entitles Mr. Sieffert to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026.

(6) Mr. Achtemichuk holds 7,250 Shares directly, 370 Shares through his TFSA account, 260 shares in his RSP account and 328 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 24,500 stock options, each of which entitles Mr. Achtemichuk to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026.

(7) Mr. Clay holds 58,492 Shares directly, 1,707 Shares through his RRIF account and 393 Shares through his TFSA account. Mr. Clay also beneficially holds 24,500 stock options, each of which entitles Mr. Clay to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026.

(8) Mr. Richardson holds 11,500 Shares directly and 980,043 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also beneficially holds 24,500 stock options, each of which entitles Mr. Richardson to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026. Mr. Richardson also beneficially holds 4,846,396 warrants indirectly through Countryman, each of which entitles Countryman to purchase one share. 54,348 warrants are exercisable at a price of $4.60 per share until May 14, 2027, 56,819 warrants are exercisable at a price of $4.40 per share until May 18, 2027, 34,091 warrants are exercisable at a price of $4.40 per share until June 6, 2027, 26,316 warrants are exercisable at a price of $3.80 per share until June 27, 2027, 30,488 warrants are exercisable at a price of $4.10 per share until July 4, 2027, 2,628,205 warrants are exercisable at a price of $0.78 per share until January 6, 2029, and 2,016,129 warrants are exercisable at a price of $1.24 per share until January 12, 2029 all of which have fully vested as of August 13, 2026. Mr. Richardson also beneficially holds convertible debentures indirectly through Countryman with a principal of $3,459,000, the principal of which is convertible into common shares at $0.99 per share, or 3,493,939 common shares if fully converted.

(9) Ms. Zhang owns 1,207 common shares of our company directly. In addition, Ms. Zhang holds 9,000 stock options each of which entitles Ms. Zhang to purchase one common share of our company. 2,500 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 2,000 stock options are exercisable at a price of CDN$38.00 until February 14, 2028, and 2,000 stock options are exercisable at a price of CDN$27.20 until March 27, 2029, all of which have fully vested as of August 13, 2026.  In addition, Ms. Zhang owns 2,500 stock options that are exercisable at a price of CDN$7.80 per Share until March 14, 2030 and 1,250 of these 2,500 stock options will have vested within 60 days of August 13, 2026.

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

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at June 30, 2026 and March 31, 2026. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the  issuance of up to 149,154 shares and which was subsequently further increased to allow up to 212,299 shares to be issued under the plan (the "2016 Plan").

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, the following table sets forth, as of August 17, 2026, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants	Convertible Debentures	Series B Convertible Preferred Shares
Fraser Atkinson	1,739,134(2)	19.8%	24,500(2)	54,348	2,003,032	3,226,024
David Richardson	991,543(3)	11.3%	24,500(3)	4,846,396	3,493,939	Nil

(1) Based on 8,791,803 common shares of our company issued and outstanding as at August 17, 2026.

(2) Mr. Atkinson holds 536,230 common shares of our company directly, 2,857 common shares of our company in the Atkinson Family Trust, 3,572 common shares of our company indirectly through trust accounts for two family members, 333,209 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, 70,893 common shares with KFS Capital LLC, a private company held by Mr. Atkinson, 785,555 common shares of our Company with FWP Acquisition Corp. and 6,818 common shares of our Company with FWP Holdings LLC. Mr. Atkinson also beneficially holds 24,500 stock options, each of which entitles Mr. Atkinson to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026. Mr. Atkinson also beneficially holds 54,348 warrants through FWP Acquisition Corp., each of which entitles the holder to purchase one Share. The 54,438 warrants are exercisable at a price of $4.60 per share until May 14, 2027. Mr. Atkinson also beneficially holds convertible debentures with a principal of $1,983,003 the principal of which is convertible into common shares at $0.99 per share. Convertible debentures with a principal of $1,874,945 are owned by FWP Acquisition Corp. and are convertible into 1,893,883 common shares of our company and convertible debentures with a principal of $109,149 are owned by Koko Financial Services Ltd. and are convertible into 109,149 common shares of our company. Mr. Atkinson also beneficially holds 6,068 Series B convertible preferred shares of our company, with a stated value of $1,000 per share, that have a dividend rate of 9.0% and are convertible into common shares of our company at $1.975 per share, subject to adjustment as provided for in the rights and restrictions of the Series B convertible preferred shares. 4,640 Series B convertible preferred shares are held by FWP Acquisition Corp., 818 Series B convertible preferred shares are held by FWP Holdings LLC, and 610 Series B convertible preferred shares are held by 0851433 BC Ltd. If converted into common shares at $1.975 per share, the Series B convertible preferred shares would be convertible into 3,072,404 common shares of our company.

(3) Mr. Richardson holds 11,500 Shares directly and 980,043 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also beneficially holds 24,500 stock options, each of which entitles Mr. Richardson to purchase one Share. 5,000 stock options are exercisable at a price of CDN$164.50 per share until December 10, 2026, 6,000 stock options are exercisable at a price of CDN$38.00 per share until February 14, 2028, 6,000 stock options that are exercisable at a price of CDN$27.20 per share until March 27, 2029, and 7,500 stock options that are exercisable at a price of CDN$7.80 per share, all of which have fully vested as of August 13, 2026. Mr. Richardson also beneficially holds 4,846,396 warrants indirectly through Countryman, each of which entitles Countryman to purchase one share. 54,348 warrants are exercisable at a price of $4.60 per share until May 14, 2027, 56,819 warrants are exercisable at a price of $4.40 per share until May 18, 2027, 34,091 warrants are exercisable at a price of $4.40 per share until June 6, 2027, 26,316 warrants are exercisable at a price of $3.80 per share until June 27, 2027, 30,488 warrants are exercisable at a price of $4.10 per share until July 4, 2027, 2,628,205 warrants are exercisable at a price of $0.78 per share until January 6, 2029, and 2,016,129 warrants are exercisable at a price of $1.24 per share until January 12, 2029 all of which have fully vested as of August 13, 2026. Mr. Richardson also beneficially holds convertible debentures indirectly through Countryman with a principal of $3,459,000, the principal of which is convertible into common shares at $0.99 per share, or 3,493,939 common shares if fully converted.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at June 26, 2026 the registrar and transfer agent for our company reported that there were 6,780,124 common shares of our company issued and outstanding. Of these, 3,013,843 were registered to Canadian residents, including 1,328,902 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 3,013,843 shares were registered to 39 shareholders in Canada, one of which is CDS & Co. 3,766,281 of our shares were registered to residents of the United States, including 3,755,907 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 3,766,281 shares were registered to 8 shareholders in the United States, one of which is CEDE & Co. None of our shares were registered to residents of other foreign countries.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2026 there have been no transactions or loans between our company and:

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

	For the Years Ended
	Tuesday, March 31, 2026	Monday, March 31, 2025	Sunday, March 31, 2024

Salaries and Benefits (1)	$562,105	$551,410	$562,160
Consulting fees (2)	505,000	566,042	541,623
Non-cash Options Vested (3)	208,620	632,493	874,321
Total	$1,275,725	$1,749,945	$1,978,104

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

Accounts payable and accrued liabilities at March 31, 2026 includes $36,695 (March 31, 2025 - $454,894)

owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year (Note 14).

  On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.

  On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko Financial Services and 0851433 BC Ltd.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility (Notes 11, 12, 14, 15):

  On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;
  Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 16)

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures (Note 14). $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 B.C. Ltd., FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies (Note 16).

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remained outstanding as at March 31, 2025. The Company agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the year ended March 31, 2026. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, during the year ended March 31, 2025 that is unsecured and non-interest bearing, and remains outstanding as at March 31, 2026 and is included in loans payable to related parties.

A non-cash gain of $306,288 was included in Other Income during the year ended March 31, 2024 related to the revaluation of related party loans during the year.

Subsequent to the end of the year ended March 31, 2026, the Company completed the following transactions with related parties:

  On June 15, 2026, 256,410 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  On July 31, 2026 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to FWP Acquisition Corp, a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company;
  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended March 31, 2026, 2025, and 2024 have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS Accounting Standards"), and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firms.  Davidson & Company LLP, PCAOB ID #731 was the principal accountant for the audit of GreenPower's consolidated financial statements for the year ended March 31, 2026. BDO Canada LLP, PCAOB ID #1227 was the principal accountant for the audit of GreenPower's consolidated financial statements during the years ended March 31, 2025, and March 31, 2024.

Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026.

During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common shares in the foreseeable future. Payment of any future dividends will be at the Board of Directors' discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares have been listed for trading on the TSX Venture Exchange under the symbol "GPV" starting  December 30, 2014 until November 14, 2025. From July 8, 2013 to December 29, 2014, our common shares were listed for trading on the TSX Venture Exchange under the symbol "OMK."

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

8. GP Truck Body Inc. (incorporated in the State of Nevada)

9. EA Green-Power Private Ltd. (incorporated in India)

10. Gerui New Energy Vehicle (Nanjing) Co. Ltd. (incorporated in China)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $3 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2026:

March 31, 2026	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$2,008,708	$-	$-	$-
Accounts payable and accrued liabilities	3,891,760	-	-	-
Loans payable to related parties	100,000	-	519,436	-
Lease liabilities	347,735	970,963	4,542,726	1,589,481
Revolving term loan facility	-	3,591,924	-	-
Term loan facility (Note 2)	2,000,000	-	-	-
Series A convertible preferred share liability (Note 3)	1,643,214	-	-	-
Convertible debentures	-	-	7,000,000	-
Other liabilities	2,142	6,425	-	-
	$9,993,559	$4,569,312	$12,062,162	$1,589,481

(1) GreenPower's operating line of credit with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan.

(2) GreenPower's Term loan facility with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity.

(3) GreenPower's Series A convertible preferred shares are classified as a current liability as, under certain events that are outside the control of the company, they may become repayable. All of the Series A preferred shares outstanding as at March 31, 2026 have been converted into common shares as at the date of this report.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit and its term loan facility with the Canadian Imperial Bank of Commerce, and with its revolving term loan facility with EDC. Assuming the drawn amounts on the line of credit, term loan facility and revolving term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these three liabilities would result in a change of approximately $76,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at March 31, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$21,287
Accounts Receivable	$(7)
Prepaids and deposits	$10,988
Finance Lease Receivable	$26,771
Accounts Payable and Accrued Liabilities	$(327,969)
Related Party Loan	$(300,137)

The CDN/USD exchange rate as at March 31, 2026 was $0.7174 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,824 to comprehensive income/loss.

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

On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares;

Between July 1, 2026 and August 17, 2026, 1,500 Series A convertible preferred shares were converted into 1,189,327 common shares of the Company.

On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;

On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company.

On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies.

On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

On June 30, 2026 the Company completed a private placement of 1,500 Series A shares for gross proceeds of $1,425,000 or $1,318,750 net of commissions and other direct costs.

During the three months ended June 30, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the Company.

On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;

On February 27, 2026 the Company completed a private placement of 926 Series A shares for gross proceeds of $879,700. Net proceeds from the private placement of Series A shares, after taking into account commissions and other direct costs of the offering, was $800,715.

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares. A total of 4,200 Series B convertible preferred shares were issued to companies owned by the Chairman and CEO during the year ended March 31, 2026 pursuant to the conversion of $3,990,000 in related party loans issued by these same companies. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 12, 2026, as a bonus for providing joint and several personal guarantee on the Company's financings with Canadian Imperial Bank of Commerce, GreenPower granted 403,225 common shares of the Company to a company beneficially owned by the CEO and director of the Company, and 2,016,129 warrants convertible into common shares of the Company at $1.24 per share to Countryman, a company beneficially owned by a director of the Company.

On January 6, 2026, as a bonus for providing a loan of $2.5 million to the Company, the Company granted 641,025 common shares of the Company to a company beneficially owned by the CEO and director of the Company, and 3,205,128 warrants convertible into common shares of the Company at $0.78 per share to Countryman, a company beneficially owned by a director of the Company.

Between November 14, 2025 and January 9, 2026 a total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares.

On November 14, 2025, we entered into the SPA for the issuance of up to US$18 million of Convertible Preferred Shares (the "Financing") through a facility with an institutional investor (the "Investor"). Pursuant to the Financing, the Company has issued the initial tranche of (i) 754 Convertible Preferred Shares pursuant to an effective shelf registration statement (the "Public Offering") and (ii) 425 Convertible Preferred Shares for gross proceeds of US$1,120,050.

On September 8, 2025 we completed a consolidation of our common shares on the basis of ten pre-consolidation shares for one post-consolidation common share.

Between May 15, 2025 and July 4, 2025 we received loans totaling $1.75 million in aggregate from Countryman, Koko, FWP Acquisition and FWP Holdings and, as an inducement to enter into the loans issued:

  108,696 warrants each of which entitle the lenders to purchase common shares at $4.60 per share for a period of 24 months;
  90,910 warrants each of which entitle the lenders to purchase common shares at $4.40 per share for a period of 24 months;
  30,488 warrants each of which entitle the lenders to purchase common shares at $4.10 per share for a period of 24 months;
  26,316 warrants each of which entitle the lenders to purchase common shares at $3.80 per share for a period of 24 months;
  29,542 common shares of the Company.

On March 7, 2025 we filed a prospectus supplement to our short form base shelf prospectus, pursuant to which we may, at its discretion and from time to time, sell common shares of the Company on Nasdaq for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). We did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the 9 months ended December 31, 2025, the Company issued a total of 98,803 shares through the 2025 ATM for gross proceeds of $455,095. The 2025 ATM was voluntarily cancelled by the Company in November 2025.

On October 30, 2024, we issued 300,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 15,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 15,000 common shares of the company. The Underwriter Warrants have an exercise price of $12.50 per share and expire three years from the date of issuance.

On June 28, 2024 we issued 2,000 stock options exercisable at CDN $14.00 per share that expire on June 28, 2029.

On May 9, 2024 we completed an underwritten offering of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $18.20 per share and expire three years from the date of issuance.

On March 27, 2024, we granted 60,500 options with a term of five years and an exercise price of CDN$27.20 per share, comprised of:

  36,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;
  6,000 stock options to an officer and director which vest 20% after 4 months, 20% after 6 months, 30% after 288 days, and 30% after 12 months;
  11,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;
  4,000 stock options to employees which vest 50% after 288 days, and then 25% after years 2, and 3; and
  3,500 stock options to consultants which vest 25% after 4 months, and then 25% after years 1, 2, and 3.

On January 9, 2024 we issued 1,429 common shares pursuant to the exercise of 1,429 incentive stock options at a price of CDN$34.99 per share for gross proceeds of CDN$50,001.

On December 15, 2023 we issued 750 common shares pursuant to the exercise of 750 incentive stock options at a weighted average price of CDN$26.33 per share for gross proceeds of CDN$19,750.

On November 21, 2023, we issued 1,500 common shares pursuant to the exercise of 1,500 incentive stock options at a price of CDN$30.10 per share, for gross proceeds of CDN$45,150.

On October 3, 2023, we issued 357 common shares pursuant to the exercise of 357 incentive stock options at a price of CDN$25.91 per share, for gross proceeds of CDN$9,249.

On August 24, 2023, we issued 250 common shares pursuant to the exercise of 250 incentive stock options at a price of CDN$38.00 per share, for gross proceeds of CDN$9,500.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2026.

Based on the evaluation performed as of March 31, 2026, management has concluded that the Company maintained effective internal control over financial reporting.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2026.

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

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2026, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Mark Achtemichuk, Malcolm Clay, and David Richardson, each of whom meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

Our Board of Directors has determined that Mark Achtemichuk qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company LLP, PCAOB ID #731 was the principal accountant for the audit of GreenPower's consolidated financial statements for the year ended March 31, 2026.

BDO Canada LLP, PCAOB ID #1227 was the principal accountant for the audit of GreenPower's consolidated financial statements during the years ended March 31, 2025, and March 31, 2024.

The following table sets forth information regarding the amount billed and accrued for audit fees, other fees and tax fees during the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024.

	March 31, 2026	March 31, 2025	March 31, 2024
Audit fees	$836,723	$429,789	$361,211
Audit related fees	$12,846	$18,618	$57,276
Total	$849,569	$448,407	$418,487

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On March 3, 2026 BDO Canada LLP, the former certifying accountant of the Company, resigned at the request of the Company. The audit committee of the Company and the board of directors of the Company considered and approved the resignation of its former certifying accountant and the appointment of Davidson & Company LLP as successor certifying accountant of the Company, effective on the same date.

The report of BDO Canada LLP on the Company's financial statements as of and for the fiscal year ended March 31, 2025, did not contain an adverse opinion or disclaimer of opinion, did not contain a qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended March 31, 2025 and the subsequent interim period preceding the resignation of BDO Canada LLP, (i) there were no disagreements with the Company's former certifying accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of the Company's former certifying accountant, would have caused the Company's former certifying accountant to reference the subject matter of the disagreements in its audit report, and (ii) there were no "reportable events" (as described in Item 16F(a)(1)(v) of Form 20-F) other than the material weaknesses in internal control over financial reporting as reported in the Company's Form 20-F filed with the U.S. Securities and Exchange Commission on July 31st, 2025.

The Company has provided BDO Canada LLP with a copy of the disclosures herein and required under Item 16F of Form 20-F and have requested from BDO Canada LLP a letter addressed to the SEC indicating whether it agrees with this disclosure. A copy of BDO Canada LLP's letter dated August 17, 2026 is attached as Exhibit 10.57.

During the fiscal year ended March 31, 2025 and the subsequent interim period prior to engaging Davidson & Company LLP, neither the Company nor anyone acting on behalf of the Company has consulted with Davidson & Company LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Davidson & Company LLP concluded was an important factor considered by the Company in reaching the Company's decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement, as described in the instructions to Item 16F(a)(1)(iv) of Form 20-F, or (ii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JUSRIDISCTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

GreenPower has not adopted insider trading policies or procedures that govern the purchase, sale and other dispositions of the registrant's securities by directors, senior management, and employees. The Company's shares are listed on the Nasdaq Stock Exchange, and the stock exchange does not require listed companies to adopt an insider trading policy.

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

Consolidated financial statements filed as part of this Annual Report:

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC.

Consolidated Financial Statements

(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2026, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the year ended March 31, 2026, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street	604 687 0947
	PO Box 10372 Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

We have served as the Company's auditor since 2026.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

July 8, 2026

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

GreenPower Motor Company Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in equity / (deficit) and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, and the results of its operations and its cash flows for the two years in the period ended March 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

Chartered Professional Accountants

We have served as the Company's auditor from 2022 to 2026.

Vancouver, Canada

July 30, 2025

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Financial Position

As of March 31, 2026 and 2025

(Expressed in US Dollars)

	March 31, 2026	March 31, 2025
Assets
Current
Cash (Note 4)	$328,086	$344,244
Accounts receivable, net of allowances (Note 5)	331,822	541,793
Current portion of finance lease receivables (Note 6)	57,982	45,473
Inventory (Note 7)	23,825,379	25,601,888
Restricted deposit (Note 9)	407,726	-
Prepaids and deposits	362,064	1,241,670
	25,313,059	27,775,068
Non-current
Finance lease receivables (Note 6)	33,945	91,455
Right of use assets (Note 8)	4,569,336	5,479,555
Property and equipment (Note 10)	718,557	1,310,581
Restricted deposit (Note 9)	-	415,065
Prepaids and deposit	53,322	-
Other assets	-	1
	5,375,160	7,296,657
Total Assets	$30,688,219	$35,071,725

Liabilities
Current
Line of credit (Note 11)	$1,452,615	$5,983,572
Revolving term loan facility (Note 12)	3,591,924	3,591,354
Term loan facility (Note 13)	1,628,858	-
Accounts payable and accrued liabilities (Note 24)	3,891,760	3,719,716
Current portion of deferred revenue (Note 18)	2,576,050	3,279,536
Current portion of lease liabilities (Note 8)	811,034	633,035
Current portion of loans payable to related parties (Note 21)	100,000	1,334,720
Series A convertible preferred share liability (Note 16)	1,643,214	-
Current portion of warranty liability (Note 22)	817,482	816,326
Current portion of other liabilities	8,567	-
Contingent liability (Note 25)	-	310,000
	16,521,504	19,668,259
Non-current
Convertible debentures (Note 14)	5,654,279	-
Deferred revenue (Note 18)	-	6,858,820
Lease liabilities (Note 8)	4,741,229	5,535,051
Loans payable to related parties (Note 21)	519,436	2,849,325
Other liabilities	-	17,133
Warranty liability (Note 22)	1,702,977	1,749,103
	12,617,921	17,009,432
Total Liabilities	29,139,425	36,677,691

Equity (deficiency)
Share capital (Note 16)	86,544,102	80,538,262
Reserves	16,831,295	15,239,622
Equity portion of convertible debentures (Note 14)	1,097,308	-
Accumulated other comprehensive income	112,999	39,657
Accumulated deficit	(103,036,910)	(97,423,507)
	1,548,794	(1,605,966)
Total Liabilities and Equity	$30,688,219	$35,071,725

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on July 7, 2026.

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2026	2025	2024

Revenue (Notes 22, 24)	$16,388,579	$19,847,279	$39,271,839
Cost of Sales (Note 7)	7,173,476	17,650,661	33,914,237
Gross Profit	9,215,103	2,196,618	5,357,602

Sales, general and administrative costs
Salaries and administration (Note 21)	3,891,189	9,912,495	8,814,561
Depreciation (Notes 8, 10)	1,445,129	1,662,113	1,858,458
Product development costs	701,369	1,339,200	1,811,472
Office expense	66,773	1,256,499	1,607,459
Insurance	1,447,375	1,727,831	1,716,157
Professional fees (Note 25)	2,500,177	1,672,938	1,925,938
Sales and marketing	78,569	997,772	661,426
Share-based payments (Notes 17, 21)	279,546	897,468	1,502,112
Transportation costs	207,351	264,344	212,263
Travel, accomodation, meals and entertainment	110,244	397,749	599,169
Allowance for credit losses (Note 5)	10,528	(12,277)	1,450,962
Total sales, general and administrative costs	10,738,250	20,116,132	22,159,977

Loss from operations before interest, accretion and foreign exchange	(1,523,147)	(17,919,514)	(16,802,375)

Interest and accretion	(2,588,673)	(2,176,337)	(1,554,858)
Other Income (Notes 21, 24, 26)	-	1,391,746	306,288
(Loss) on disposal of equipment (Note 10)	(24,961)	-	-
Foreign exchange gain	141,339	40,657	131,416

Loss from operations for the year	(3,995,442)	(18,663,448)	(17,919,529)

Other items
Debt extinguishment costs (Note 14)	(1,390,187)	-	-
Series A convertible Preferred shares change in fair value (Note 16)	(497,149)	-	-
Write down of assets (Note 6)	-	-	(423,267)

Loss for the year before income tax	(5,882,778)	(18,663,448)	(18,342,796)

Income tax
Income tax recovery (Notes 14, 23)	406,000	-	-

Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)

Other comprehensive income
Cumulative translation reserve	73,342	151,553	29,547

Total comprehensive loss for the year	$(5,403,436)	$(18,511,895)	$(18,313,249)

Loss per common share, basic and diluted	$(1.57)	$(6.77)	$(7.35)
Weighted average number of common shares outstanding, basic and diluted	3,494,860	2,758,020	2,495,096

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity / (Deficit)

For the Years ended March 31, 2026, 2025 and 2024

		Share Capital					Accumulated other
			Series B Convertible
(Expressed in US Dollars)	Common Shares		Preferred Shares		Equity Portion		comprehensive	Accumulated
	Number	Amount	Number	Amount	of Debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2023	2,471,662	$75,528,238	-	$-	$-	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Shares issued for cash	18,882	520,892	-	-	-	-	-	-	520,892
Share issuance costs	-	(14,904)	-	-	-	-	-	-	(14,904)
Shares issued for exercise of options	8,572	359,767	-	-	-	(149,805)	-	-	209,962
Fair value of stock options forfeited	-	-	-	-	-	(112,848)	-	112,848	-
Share-based payments	-	-	-	-	-	1,502,112	-	-	1,502,112
Cumulative translation reserve	-	-	-	-	-	-	29,547	-	29,547
Net loss for the year	-	-	-	-	-	-	-	(18,342,796)	(18,342,796)

Balance, March 31, 2024	2,499,116	$76,393,993	-	$-	$-	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued in unit transaction	450,000	4,967,645	-	-	-	-	-	-	4,967,645
Share issuance costs	-	(823,376)	-	-	-	-	-	-	(823,376)
Warrants issued in unit transaction	-	-	-	-	-	358,205	-	-	358,205
Warrant issuance costs	-	-	-	-	-	(60,832)	-	-	(60,832)
Fair value of stock options forfeited	-	-	-	-	-	(260,861)	-	260,861	-
Share based payments			-	-	-	897,468	-	-	897,468
Cumulative translation reserve	-	-	-	-	-	-	151,553	`	151,553
Net loss for the period	-	-	-	-	-	-	-	(18,663,448)	(18,663,448)

Balance, March 31, 2025	2,949,116	$80,538,262	-	$-	$-	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

Shares issued for cash	98,803	455,098	-	-	-	-	-	-	455,098
Share issuance costs	-	(113,388)	-	-	-	-	-	-	(113,388)
Bonus shares issued to related parties	1,073,792	1,125,000	-	-	-	-	-	-	1,125,000
Preferred Shares converted to common shares	907,558	624,000	-	-	-	-	-	-	624,000
Related party loans converted into Pref B shares	-	-	4,200	3,865,632	-	-	-	-	3,865,632
Dividends on Pref B shares	-	-	-	49,498	-	-	-	(49,498)	-
Equity portion of debentures issued	-	-	-	-	1,097,308	-	-	-	1,097,308
Warrants issued	-	-	-	-	-	1,225,000	-	-	1,225,000
Investment write-down in Lion Truck Body Inc.	-	-	-	-	-	87,127	-	(87,127)	-
Share based payments	-	-	-	-	-	279,546	-	-	279,546
Cumulative translation reserve	-	-	-	-	-	-	73,342	-	73,342
Net loss for the period	-	-	-	-	-	-	-	(5,476,778)	(5,476,778)
Net fractional shares as a result of share consolidation	22	-	-	-	-	-	-	-	-

Balance, March 31, 2026	5,029,291	$82,628,972	4,200	$3,915,130	$1,097,308	$16,831,295	$112,999	$(103,036,910)	$1,548,794

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2026	2025	2024

Cash flows from (used in) operating activities
Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)
Items not affecting cash
Allowance (recovery) for credit losses	10,528	(12,277)	1,450,962
Depreciation	1,445,129	1,662,113	1,854,728
Debt extinguishment costs	1,390,187	-	-
Fair value adjustment to Pref A shares liability	497,149	-	-
Income tax recovery	(406,000)	-	-
Share-based payments	279,546	897,468	1,502,112
Change from lease adjustment	51,802	-	-
Loss on disposition of equipment	24,961	-	-
Accretion & accrued interest	1,513,126	724,152	723,199
Write-down of assets	-	-	423,267
Other (income) / expense	-	(1,391,746)	(306,288)
Write down of inventory	988,190	-	1,078,854
Foreign exchange loss / (gain)	(141,339)	(40,657)	(131,416)
Cash flow used in operating activities before changes in assets and liabilities	176,501	(16,824,395)	(11,747,378)

Changes in working capital items:
Accounts receivable	199,443	2,302,426	6,255,091
Inventory	654,925	7,883,289	8,752,609
Prepaids and deposits	826,284	(493,308)	(419,778)
Finance lease receivables	45,001	50,230	132,138
Accounts payable and accrued liabilities	(302,613)	581,983	(4,339,016)
Contingent liability	(176,606)	310,000	-
Deferred revenue	(7,562,306)	46,063	(337,484)
Warranty liability	(44,970)	155,539	571,570
	(6,184,341)	(5,988,173)	(1,132,248)

Cash flows from (used in) investing activities
Restricted deposits	11,950	-	(400,000)
Purchase of property and equipment	-	(83,172)	(361,533)
	11,950	(83,172)	(761,533)

Cash flows from (used in) financing activities
(Repayment of) / loans from related parties	6,563,037	1,377,292	(449,400)
Proceeds from (repayment of) line of credit	(3,974,245)	(1,479,634)	850,974
Proceeds from (repayment of) revolving term loan facility	(12,104)	1,323,457	2,235,375
Proceeds from term loan facility	2,000,000	-	-
Proceeds from promissory note	-	-	30,111
Payments on lease liabilities	(574,400)	(553,918)	(1,050,611)
Adjustments to lease liabilities	(8,566)	(8,567)	(8,566)
Proceeds from issuance of common shares and warrants	455,095	5,325,850	520,892
Proceeds from issuance of series A convertible preferred shares	1,770,065	-	-
Equity offering costs	(113,388)	(884,208)	(14,904)
Proceeds from exercise of stock options	-	-	209,962
	6,105,494	5,100,272	2,323,833

Foreign exchange on cash	50,739	164,426	120,437

Net increase (decrease) in cash	(16,158)	(806,647)	550,489
Cash, beginning of year	344,244	1,150,891	600,402
Cash, end of year	$328,086	$344,244	$1,150,891

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

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

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation, unless otherwise stated. The Company's common shares trade on the Nasdaq stock exchange under the ticker "GP".

The consolidated financial statements were approved by the Board of Directors on July 7, 2026.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in hetnormal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2026, the Company had a cash balance of $328,086, working capital, defined as current assets less current liabilities, of $8,791,555, accumulated deficit of ($103,036,910), shareholders' equity of $1,548,794 and the Company recorded a loss of ($5,476,778) for the year ended March 31, 2026. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and from time to time, by seeking potential new sources of financing.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information

(a) Basis of presentation

Statement of Compliance with IFRS

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (collectively "IFRS Accounting Standards"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting,except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS Accounting Standards requires management to make certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-26	31-Mar-25	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
GP Truck Body Inc.	United States	100%	100%	Truck body manufacturing
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	100%	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, Fair Value Through Profit and Loss ("FVTPL"), and Fair Value through Other Comprehensive Income ("FVOCI"). In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") andwhether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company has a Series A preferred shares liability classified as FVTPL as at March 31, 2026. The Company did not have any liabilities classified as FVTPL as at March 31, 2025.

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2026 and March 31, 2025.

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

During the year ended March 31, 2026 the Company recognized an impairment of $nil on finance lease receivables (2025 - $nil, 2024 - $423,267).

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2026 and March 31, 2025 the Company had no cash equivalents.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(e) Revenue recognition

The majority of the Company's contracts have a single performance obligation, which is the delivery of goods, including electric vehicles, vehicle parts, and completed truck bodies. The Company recognizes revenue from these contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue for these contracts is allocated to the single performance obligation, which is the transfer of the asset, including vehicles, vehicle parts, and completed truck bodies. Payment terms vary by customer, and the range of payment terms can vary between requiring complete payment up front, deposits, payment on receipt, or net terms of 30 days or longer in exceptional circumstances. The Company is a lessor under certain lease contracts involving GreenPower all-electric vehicles. The recognition of lease revenue is discussed in note 2. (p).

During the year ended March 31, 2026, the Company entered into a contract with the state of New Mexico, under which the Company received an upfront payment from the state and will receive monthly payments over a 24-month period, with payments totaling $5.35 million. Under the terms of the contract, Greenpower has performance obligations to both deliver goods and to provide services. Revenue from the delivery of goods will be recognized at the point in time that the goods are delivered, and the revenue from providing services will be recognized over the period of time that GreenPower provides the services.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

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

Translation to functional currency

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date ofthe transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

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

(i) Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value, where cost is determined using First in First Out (FIFO) for parts inventory. WIP inventory is valued based on actual costs to bring the WIP to its current state of completion. The Company's inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory. For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available. When a vehicle in inventory is used for demonstration purposes it is transferred to property and equipment at the lesser of net book value and net realizable value.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(j) Property, plant, and equipment

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

(k) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, excludes stock options (Note 16) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(o) Provisions and contingent liabilities

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

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(q) Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025. These changes were reviewed by management and did not cause a significant or material change to the Company's financial statements.

(r) Future accounting pronouncements

Certain new accounting standards have been published by the IASB that are not mandatory for the March 31, 2026 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2026	Mandatorily effective for periods beginning on or after January 1, 2027
IFRS 7 and IFRS 9 - Amendments to the Classification and measurement of Financial Instruments (effective Jan 1, 2026)	IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)
IFRS 1, IFRS 7, IFRS 9, IFRS 10, IAS 7 - Annual improvements to IFRS accounting standards (effective Jan 1, 2026)	IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 7 and IFRS 9 - Contracts referencing nature-dependent electricity (effective Jan 1, 2026)	IAS 21 The Effects of Changes in Foreign Exchange Rates (Future developments in chapter 2.10) (effective Jan 1, 2027)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

3. Critical accounting estimates and judgements

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

iii. The determination that a portion of loans payable and convertible debentures issued to related parties outstanding as at March 31, 2026 is a non-current liability (Note14).

iv. The determination that the convertible debentures have both an equity and a debt component (Note 14).

v. The determination that the Series A convertible preferred shares are recorded as a liability due to features that are outside of the Company's control that may require repayment of the Series A preferred shares (Note 16).

Critical accounting estimates and assumptions

a. The determination of the discount rates used to discount finance lease receivables (Note 6) and lease liabilities (Note 8).

b. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 22).

c. The classification of leases as either financial leases or operating leases (Note 6, Note 2 p.).

d. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5).

e. The estimate of the useful life of equipment (Note 2.j, Note 10).

f. The estimate of the net realizable value of inventory (Note 7).

g. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.).

h. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 8).

i. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 23).

j. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 7).

k. The determination of the valuation of warrants, to be recognized in earnings over the term of the warrant (Note 15).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

4. Cash

As at March 31, 2026 the Company has a cash balance of $328,086 (2025 - $344,244). Both of these amounts were on deposit at major financial institutions in the United States and Canada. The Company has no cash equivalents as at March 31, 2026 or at March 31, 2025.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2026 and 2025 in accordance with IFRS 9. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)). As at March 31, 2026 the Company had an accounts receivable net of allowances balance of $331,822 (2025 - $541,793). 1 customer (2025 - 2 customers) represented more than 10% of this balance, and these customers in aggregate represented 72% (2025 - 53%) of the balance.

	March 31, 2026	March 31, 2025
Allowance for doubtful accounts, beginning of year	$563,152	$1,459,243
plus: new allowance recognized	15,209	261,686
less: AFDA written off as uncollectible	(316,892)	(883,814)
less: allowance collected	(4,681)	(273,963)

Allowance for doubtful accounts, end of year	$256,788	$563,152

6. Finance Lease Receivables

GreenPower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at March 31, 2026 the Company had a total of 3 (2025 - 3) vehicles on lease that were determined to be finance leases, and the Company had a total of nil (2025 - 3) vehicles on lease that were determined to be operating leases.

During the year ended March 31, 2026, the Company did not repossess any vehicles. During the year ended March 31, 2025, GreenPower repossessed 6 vehicles due to non-payment under the leases, and GreenPower cancelled the leases for these vehicles. For the year ended March 31, 2026, selling profit on finance leases was $nil (2025 - $68,296, 2024 - $ 53,924).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

6. Finance lease receivables (continued)

The following table illustrates Finance Lease Receivables as at March 31, 2026 and as at March 31, 2025:

	March 31, 2026	March 31, 2025
Finance lease receivable, beginning of year	$136,928	$1,158,384
Investment derecognized	-	(971,226)
Lease payments received	(53,283)	(53,764)
Interest income recognized+	8,282	3,534
Finance lease receivable, end of year	$91,927	$136,928
Current portion of Finance Lease Receivable	$57,982	$45,473
Long Term Portion of Finance Lease Receivable	$33,945	$91,455

Payments to be received on Finance Lease Receivables (undiscounted):

March 31, 2026
Year 1	$57,982
Year 2	$37,200
Year 3	$27,902
less: amount representing interest income	$(31,157)
Finance Lease Receivable	$91,927
Current Portion of Finance Lease Receivable	$57,982
Long Term Portion of Finance Lease Receivable	$33,945

During the year ended March 31, 2025, the Company repossessed 5 EV 250s under finance leases and one EV 350 on an operating lease due to the lessee's default under the leases. The carrying value of finance lease receivables for the 5 EV 250's that were repossessed during the year ended March 31, 2025 was $971,226, and this finance lease receivable was de-recognized and the vehicles were recorded in inventory. The carrying value of the EV 350 was $200,938 and was included in property, plant and equipment. During the year ended March 31, 2026 the Company recognized an impairment of $nil on finance lease receivables (2025 - $nil, 2024 - $423,267).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

7. Inventory

The following is a listing of inventory as at March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Parts	$3,951,819	$4,208,596
Work in Process	11,195,408	11,282,556
Finished Goods	8,678,152	10,110,736
Total	$23,825,379	$25,601,888

During the year ended March 31, 2026, management wrote down the value of inventory by $988,190 (2025 - $530,675; 2024 - $1,078,854), and this amount is included in Cost of Sales. During the year ended March 31, 2026, $4,870,926 of inventory was included in Cost of Sales (2025 - $15,760,151, 2024 - $31,179,514).

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets ("RoU Assets") and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. Rental payments on the Right of Use Assets are discounted using 8% and 12% rates of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and includes the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2026 the Company incurred interest expense of $577,531 (2025 - $531,987; 2024 - $377,026) on the Lease Liabilities, recognized depreciation expense of $874,660 (2025 - $730,803; 2024 - $785,306) on the Right of Use Assets and incurred total rental payments of $1,212,682 (2025 - $957,685; 2024 - $1,050,611).

During the year ended March 31, 2025, GreenPower entered into a lease for a 72,056 square foot property in Riverside, CA where it consolidated its California operations. The lease commenced on January 1, 2025, has termination date of December 31, 2029, and monthly lease payments of $50,439 commencing on May 1, 2025, with annual increases to the monthly lease rate effective January of each year between 2026 and 2029 such that lease rates over the term will range from $50,439 to $56,204. Using an incremental borrowing rate (IBR) of 8%, it resulted in an addition of $2.5 million to RoU assets during the year ended March 31, 2025.

Green Power entered into a contract of lease-purchase with the South Charleston Development Authority (the "lessor") for a property located in South Charleston, West Virginia during the year ended March 31, 2023 which are included in the Company's right of use assets and lease liabilities as at March 31, 2026 and March 31, 2025. Under the terms of the lease the Company is eligible for, and the Lessor has agreed to, a reduction in lease payments of $578,500 based on the Company's employees as at December 31, 2024. GreenPower had suspended monthly lease payments to account for the $578,500 reduction, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. The reduction in lease payments has been recognized, and resulted in a reduction of the lease liability of $229,012, and is considered a government grant under IAS 20 and has been presented as a net reduction in RoU assets. Title to the property will be transferred to GreenPower once the sum of total lease payments plus the amount of the forgiveness reaches $6.7 million.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

8. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2026:

31-Mar-26
1 year	$1,318,698
thereafter	$6,132,207
less amount representing interest expense	$(1,898,642)
Lease liability	$5,552,263
Current Portion of Lease Liabilities	$811,034
Long Term Portion of Lease Liabilities	$4,741,229

Payments on leases that were classified as short-term leases for the year ended March 31, 2026 totaled $112,325 (2025 - $288,303, 2024 - $91,312). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2026 total $3,083.

The following table summarizes changes in Right of Use Assets during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
Right of Use Assets, beginning of year	$5,479,555	$4,124,563
Depreciation	(874,660)	(730,803)
Additions to RoU Assets	-	2,506,822
Removal of RoU assets	-	(25,000)
Change from lease modification	-	(167,015)
Change from lease adjustment	(35,559)	(229,012)

Right of Use Assets, end of year	$4,569,336	$5,479,555

9. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, is scheduled to automatically renew for successive one-year terms, and currently earns interest at a fixed rate of 2.5%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider.

On April 25, 2025, the standby letter of credit was amended to increase the standby letter of credit by $50,000, from $400,000 to $450,000. The lender on the Company's line of credit has reserved $50,000 from the line of credit as collateral for the amended standby letter of credit (Note 11).

Subsequent to the end of the year, on April 8, 2026 the term deposit held by the Company matured and was redeemed, including accrued interest. The restricted deposit was therefore classified as a short-term asset as at March 31, 2026.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

10. Property and Equipment

The following is a summary of activities for the years ended March 31, 2026, and March 31, 2025:

				Demonstration	Tools and	Leasehold
Cost	Computers	Furniture	Automobiles	Electric Vehicles	Equipment	Improvements	Total

Balance, March 31, 2024	$242,854	$100,811	$589,420	$3,601,733	$1,711,932	$190,937	$6,437,687
Transfers from / (to) inventory	-	-	-	(593,320)	-	-	(593,320)
Additions	7,280	-	-	-	72,892	3,000	83,172
Balance, March 31, 2025	$250,134	$100,811	$589,420	$3,008,413	$1,784,824	$193,937	$5,927,539
Transfers from / (to) inventory	-	-	-	-	-	-	-
Additions	-	-	-	-	-	-	-
Less: disposals at cost	-	-	-	(450,944)	-	-	(450,944)
Balance, March 31, 2026	$250,134	$100,811	$589,420	$2,557,469	$1,784,824	$193,937	$5,476,595

Depreciation
Balance, March 31, 2024	$204,747	$59,255	$221,242	$1,798,886	$1,269,923	$120,109	$3,674,162
Depreciation	18,470	10,930	72,197	442,708	357,360	29,644	931,309
Foreign exchange translation	-	-	-	11,487	-	-	11,487
Balance, March 31, 2025	$223,217	$70,185	$293,439	$2,253,081	$1,627,283	$149,753	$4,616,958
Depreciation	23,302	7,436	123,526	312,595	67,150	36,459	570,468
Accumulated depreciation removed on disposal	-	-	-	(425,982)	-	-	(425,982)
Foreign exchange translation	-	-	-	(3,406)	-	-	(3,406)
Balance, March 31, 2026	$246,519	$77,621	$416,965	$2,136,288	$1,694,433	$186,212	$4,758,038

Carrying amounts
As at, March 31, 2025	$26,917	$30,626	$295,981	$755,332	$157,541	$44,184	$1,310,581

As at, March 31, 2026	$3,615	$23,190	$172,455	$421,181	$90,391	$7,725	$718,557

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

10. Property and Equipment (continued)

During the year ended March 31, 2026, the Company scrapped two vehicles comprised of one EV 550 and one EV 350. The remaining net book value of these two vehicles of $24,961 was recognized as a loss on disposal of equipment. During the year ended March 31, 2025, the Company transferred three vehicles with a carrying value of $593,320 from Property and Equipment to Finished Goods Inventory, comprised of one BEAST, one EV Star and one EV 350, as the company intends to sell the vehicles.

During the year ended March 31, 2024, the Company transferred vehicles from inventory with a carrying value of $874,278 to Property and Equipment. The transferred vehicles are comprised of four EV Stars, one Nano BEAST, one BEAST and one EV 550.

11. Line of Credit

On January 8, 2026, the Company repaid a line of credit at the BMO Bank of Montreal, which had a credit limit of up to $6 million, and on January 12, 2026, the Company entered into a revolving demand line of credit facility for up to $3 million, as well as a $2 million term loan, both with CIBC (Note 13). The revolving demand line of credit facility with CIBC bears interest at CIBC's US base rate (March 31, 2026 - 7.25%) plus 1.35%, and the line of credit with the BMO Bank of Montreal was bearing interest at BMO's US Base Rate (March 31, 2025 - 8.0%) plus a margin of 5.25% prior to closing the line of credit in January 2026, which increased from a margin of 2.25% as at March 31, 2025.

On January 6, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties (Note 21). The proceeds from the $5 million loans were used to repay the line of credit with BMO Bank of Montreal. As a bonus for entering into the loans, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share, with a fair value of $500,000. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company with a fair value of $500,000.

As a condition to closing the $3 million line of credit, as well as the $2 million term loan, both with CIBC, GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5 million term loans from two family offices and the remainder from a portion of the $2 million term loan with CIBC (Note 13). Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company (Note 13, Note 21). The value of the common shares and warrants granted to the directors for providing the Guarantees was determined to be $1 million, and this value has been allocated to the outstanding line of credit and term loan on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC line of credit balance, net of the warrant value applied to the line of credit as at March 31, 2026, was determined to be $1,452,615. The outstanding balance on the line of credit with BMO Bank of Montreal as at March 31, 2025 was $5,983,572.

The Line of Credit and the term loan facility with CIBC (Note 13) are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries have also provided corporate guarantees. The Line of Credit and the term loan with CIBC contain customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for corporate lending facilities.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

11. Line of credit (continued)

The CIBC line of credit and term loan have a financial covenant to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25:1, for which the Company is in compliance as at March 31, 2026. The Company was also in compliance with the same covenant on the BMO line of credit as at March 31, 2025. Commencing in the quarter ended March 31, 2026, the Company will be subject to a modified quarterly debt service ratio covenant of 1.10x or greater for both the CIBC line of credit and term loan (Note 13). The Company is in compliance with the quarterly debt service ratio as at March 31, 2026.

The following table summarizes changes to the line of credit balance from cash and non-cash components for the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
Line of credit, beginning of year	$5,983,572	$7,463,206
Cash payments	(3,974,245)	(1,479,634)
Non cash bonus warrant and share value	(600,000)	-
Accretion on bonus warrant and share value	43,288	-

Line of credit, end of year	$1,452,615	$5,983,572

12. Revolving term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and Countryman Investments Ltd., a company beneficially owned by a director, as well as FWP Holdings LLC, Koko Financial Services Ltd., 0851433 B.C. Ltd., and FWP Acquisition Corp., companies beneficially owned by the Chairman and CEO of the Company, entered into postponement and subordination agreements with EDC under which the parties agreed that the loans from these companies would be subordinate to the lender's security interests and that no payment will be made on these loans before the full repayment of the term loan facility (Note 21).

The EDC term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25 to 1.0. The Company is in compliance with this covenant as at March 31, 2026 and March 31, 2025. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. As at March 31, 2026 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,591,924 (March 31, 2025 - $3,591,354). The Company is not in compliance with the minimum debt service coverage ratio as at the 2026 fiscal year end as the Company has not generated sufficient positive EBITDA in the trailing four quarters ended March 31, 2026 to meet the minimum DSCR coverage ratio.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

13. Term loan facility

On January 12, 2026 the Company entered into a $2 million term loan facility as well as a revolving demand line of credit facility for up to $3 million, both with CIBC (Note 11). The term loan facility bears interest at CIBC's US Base rate (March 31, 2026 - 7.25%) plus 1.35% and has a term of 36 months. Monthly payments on the term loan facility are interest only for the first 12 months, after which the Company will make monthly payments of principal and interest until the loan maturity. The $2 million term loan facility as well as the revolving demand line of credit facility for up to $3 million, both with CIBC, are secured with personal guarantees from two directors of the Company, as well as corporate guarantees, and are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries (Note 11). On January 12, 2026, as a bonus for providing the Guarantees one of the directors received share purchase warrants with a fair value of $500,000, and the second director received common shares of the Company with a fair value of $500,000 (Note 11, Note 21). The fair value of the common shares and warrants granted to the directors for providing the Guarantees has been allocated to the outstanding term loan and line of credit on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC term loan and line of credit are subject to two financial covenants: to maintain a current ratio of greater than 1.25:1, and to maintain a debt service coverage ratio of greater than 1.1x (Note 11). The Company is in compliance with both of the financial covenants as at March 31, 2026. The CIBC term loan balance, net of the bonus warrants and bonus shares value applied to the term loan, as at March 31, 2026, was determined to be $1,628,858.

14. Convertible Debentures

On January 22, 2026 the Company approved the conversion of accrued interest and principal from existing related party loans, totaling $7 million, into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, bear interest at 12% per annum, and are convertible into common shares of the Company at the option of the investor at $0.99 per share, which was the closing price of the common shares on January 22, 2026. $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company. Pursuant to the terms of the postponement and subordination agreements entered into with EDC, the lender on the revolving term loan facility, payments cannot be made on the convertible debentures while the revolving term loan with EDC is outstanding (Note 13). On January 6, 2026 the Company closed two loans for a total of $5 million with FWP Acquisition Corp. and Countryman Investments Ltd., the proceeds from which, along with other loans, were converted into the convertible debentures. As a bonus for entering into the loans, on January 6, 2026 one of the lenders received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share, with a fair value of $500,000. The second lender received, as a bonus for entering into the loan, 641,025 common shares of the Company with a fair value of $500,000. The value of the common shares and warrants granted to the lenders for providing the loans was determined to be $1 million, and this value was allocated to the related party loans issued on January 6, 2026 (Note 11, Note 21). The conversion of these related party loans to convertible debentures on January 22, 2026 was considered a debt extinguishment, and accordingly the bonus share and bonus warrant value attributed to the January 6, 2026 loans was recognized in earnings. In addition, the lenders had received bonus shares and bonus warrants on the additional related party loans that were converted into convertible debentures on January 22, 2026, and the remaining unamortized value of these bonus warrants and bonus shares has also been recognized in earnings. The convertible debenture liability balance, including accretion and accrued interest of $227,407 as at March 31, 2026, was determined to be $5,654,279. The remaining value of the convertible debentures is recognized as equity and will be accreted to earnings over the term of the convertible debentures.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

15. Warrants

The Company had the following warrants outstanding as at March 31, 2026 and March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Issued	Exercised	or expired	31-Mar-26
May 9, 2024	May 9, 2027	18.20	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.50	15,000	-	-	-	15,000
May 14, 2025	May 14, 2027	4.60	-	108,696	-	-	108,696
May 28, 2025	May 28, 2027	4.40	-	56,819	-	-	56,819
June 6, 2025	June 6, 2027	4.40	-	34,091	-	-	34,091
June 27, 2025	June 27, 2027	3.80	-	26,316	-	-	26,316
July 4, 2025	July 4, 2027	4.10	-	30,488	-	-	30,488
January 6, 2026	January 6, 2029	0.78	-	3,205,128	-	-	3,205,128
January 12, 2026	January 12, 2029	1.24	-	2,016,129	-	-	2,016,129

Total			172,500	5,477,667	-	-	5,650,167

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company, as follows:

• On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;

• Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

The following weighted average assumptions were used in the valuation of warrants granted during the years ended March 31, 2026 and March 31, 2025:

For the year ended	March 31, 2026	March 31, 2025
Share price on grant date	$1.12	$17.49
Exercise price	$1.12	$17.70
Risk-free interest rate	3.56%	3.87%
Expected life of warrants	2.95 years	3 years
Annualized volatility	97.3%	85.4%
Forfeiture rate	Nil	Nil
Dividend rate	N/A	N/A

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16. Share Capital

Authorized

The authorized share capital of GreenPower Motor Company Inc. consists of:

• an unlimited number of voting common shares;

• an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;

• an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

Issued Share Capital

As at March 31, 2026, the Company had the following issued common shares and preferred shares outstanding:

• 5,029,291 common shares

• 1,351 Series A convertible preferred shares, with a stated value of $1,351,000, and recorded as a preferred share liability of $1,643,214, including accrued dividends of $21,270;

• 4,200 Series B convertible preferred shares, with a stated value of $4,200,000, and recorded as $3,915,130 in share capital, including accrued dividends of $49,498.

Common Shares

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation, unless otherwise stated.

During the year ended March 31, 2026, the Company issued a total of 2,080,153 common shares, comprised of the following:

• A total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares;

• 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 21);

• 98,803 common shares were issued through the 2025 ATM for gross proceeds of $455,095.

During the year ended March 31, 2025 the Company issued a total of 450,000 common shares:

• During October 2024, 300,000 common shares were issued in an underwritten offering of common shares for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses of $483,434;

• During May 2024, 150,000 common shares were issued in an underwritten Unit offering (the "Unit Offering") comprised of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses of $400,774;

During the year ended March 31, 2024, the Company issued a total of 27,453 common shares, including 18,882 shares issued under the 2022 At the Market Offering (ATM), and 8,572 shares from the exercise of options.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16. Share Capital (continued)

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the year ended March 31, 2026 the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, which allowed the Company, at its discretion and from time to time, to sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$20 million (the "2022 ATM"). The 2022 ATM expired in November 2023 due to the expiry of the then effective short form base shelf prospectus.

During the year ended March 31, 2024, the Company sold 18,882 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024.

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The preferred shares have a dividend rate of 9.0%, a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. On February 27, 2026 the Company completed a private placement of 926 Series A convertible preferred shares for gross proceeds of $879,700. Net proceeds from the private placement of preferred shares, after taking into account commissions and other direct costs of the offering, was $800,715. The Series A preferred shares issued on February 27, 2026 have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days. The net proceeds of the Series A preferred shares are recorded as a liability when issued, and the fair value of the liability is calculated at each reporting period with changes in the fair value recorded to the statement of operations and comprehensive loss. The Company recorded loss of $497,149 for the year ended March 31, 2026 related to changes in the fair value of the Series A convertible preferred shares, and recorded $21,270 in accrued dividends on the Series A shares in Other Income. A total of 754 Series A convertible preferred shares were converted into 907,558 common shares of the Company during the year ended March 31, 2026.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16.  Share Capital (continued)

Series B Convertible Preferred Shares

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares. A total of 4,200 Series B convertible preferred shares were issued to companies owned by the CEO and director of the Company pursuant to the conversion of $3,865,632 in related party loans issued by these same companies. The Series B convertible preferred shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest closing share price from the previous 5 trading days. The Series B convertible preferred shares are recorded as equity on the consolidated statements of financial position of the Company as at March 31, 2026, and accrued dividends on Series B preferred shares to March 31, 2026 are $49,498.

17. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at March 31, 2026, March 31, 2025 or March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non- diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 149,154 shares and which was subsequently further increased to allow up to 212,299 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan, that are issued and outstanding as at March 31, 2026:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	March 31, 2026
July 3, 2025	CDN	$49.00	643	-	-	(643)	-
November 19, 2025	US	$200.00	30,000	-	-	(30,000)	-
December 4, 2025	US	$200.00	1,500	-	-	(1,500)	-
May 18, 2026	CDN	$196.20	3,245	-	-	(370)	2,875
December 10, 2026	CDN	$164.50	42,000	-	-	(1,000)	41,000
February 14, 2028	CDN	$38.00	50,250	-	-	(6,875)	43,375
March 27, 2029	CDN	$27.20	49,125	-	-	(3,875)	45,250
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	79,500	-	-	(9,875)	69,625
Total outstanding			258,263	-	-	(54,138)	204,125
Total exercisable			168,138				194,675
Weighted Average
Exercise Price (CDN$)			$79.48	$-	$-	$173.15	$52.71
Weighted Average Remaining Life			3.2 years				2.6 years

As at March 31, 2026, there were 298,004 stock options available for issuance under the 2023 and 2022 plan and 502,929 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the year ended March 31, 2026, no stock options were granted by the Company and none of the Company's stock options were exercised.

During the year ended March 31, 2026, 54,138 options were forfeited or expired. During the year ended March 31, 2026, previously recognized share-based compensation expense of $69,916 was reversed due to stock options that were forfeited or expired (2025 - $260,861). During the year ended March 31, 2026, the Company incurred share-based compensation expense with a measured fair value of $279,546 (2025 - $897,468; 2024 -$1,502,112). The fair value of the options granted and vested were recorded as share- based payments on the Consolidated Statements of Operations. Subsequent to the end of the reporting period, between April 1, 2026 and July 7, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 expired or were forfeited.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2024	Granted	Exercised	or Expired	March 31, 2025
January 30, 2025	CDN	$25.90	23,821	-	-	(23,821)	-
February 11, 2025	CDN	$83.20	5,000	-	-	(5,000)	-
July 3, 2025	CDN	$49.00	1,500	-	-	(857)	643
November 19, 2025	US	$200.00	30,000	-	-	-	30,000
December 4, 2025	US	$200.00	2,000	-	-	(500)	1,500
May 18, 2026	CDN	$196.20	6,370	-	-	(3,125)	3,245
December 10, 2026	CDN	$164.50	52,325	-	-	(10,325)	42,000
July 4, 2027	CDN	$42.50	1,500	-	-	(1,500)	-
November 2, 2027	US	$24.60	1,000	-	-	(1,000)	-
February 14, 2028	CDN	$38.00	63,250	-	-	(13,000)	50,250
March 27, 2029	CDN	$27.20	60,500	-	-	(11,375)	49,125
June 28, 2029	CDN	$14.00	-	2,000	-	-	2,000
March 14, 2030	CDN	$7.80	-	80,000	-	(500)	79,500
Total outstanding			247,266	82,000		(71,003)	258,263
Total exercisable			171,180				168,138
Weighted Average
Exercise Price (CDN$)			$96.18	$7.95	$-	$62.49	$79.48
Weighted Average Remaining Life			3.2 years				3.2 years

As at March 31, 2025, there were 36,649 stock options available for issuance under the 2023 and 2022 plan and 294,912 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 14, 2025, the Company granted 80,000 options with a term of five years and an exercise price of CDN $7.80 per share, comprised of:

• 52,500 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

• 25,000 stock options to employees which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

• 2,500 stock options to consultant which vest 25% four months after grant date, 25% six months after grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

During the year ended March 31, 2025, nil common shares were issued pursuant to the exercise of stock options and 71,003 options were forfeited or expired During the year ended March 31, 2025, $260,861 of options were forfeited or expired. During the year ended March 31, 2025, the Company incurred share- based compensation expense with ameasured fair value of $897,468. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 4, 2023	CDN	35.00	5,714	-	(4,286)	(1,428)	-
November 30, 2023	CDN	30.10	5,000	-	(1,500)	(3,500)	-
February 12, 2024	CDN	35.00	7,179	-	(1,464)	(5,715)	-
January 30, 2025	CDN	25.90	25,464	-	(1,071)	(572)	23,821
February 11, 2025	CDN	83.20	5,000	-	-	-	5,000
July 3, 2025	CDN	49.00	1,607	-	-	(107)	1,500
November 19, 2025	US	200.00	30,000	-	-	-	30,000
December 4, 2025	US	200.00	2,000	-	-	-	2,000
May 18, 2026	CDN	196.20	7,328	-	-	(958)	6,370
December 10, 2026	CDN	164.50	55,350	-	-	(3,025)	52,325
July 4, 2027	CDN	42.50	1,500	-	-	-	1,500
November 2, 2027	US	24.60	1,000	-	-	-	1,000
February 14, 2028	CDN	38.00	64,500	-	(250)	(1,000)	63,250
March 28, 2028	CDN	28.50	10,000	-	-	(10,000)	-
March 27, 2029	CDN	27.20	-	60,500	-	-	60,500
Total outstanding			221,642	60,500	(8,571)	(26,305)	247,266
Total exercisable			126,513				171,180
Weighted Average
Exercise Price (CDN$)			$107.20	$27.20	$33.09	$52.61	$96.18
Weighted Average Remaining Life			3.4 years				3.2 years

As at March 31, 2024, there were 2,646 stock options available for issuance under the 2023 and 2022 plan and 249,912 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 27, 2024, the Company granted 60,500 options with a term of five years and an exercise price of CDN $27.20 per share, comprised of:

• 36,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

• 6,000 stock options to an officer and director which vest 20% four months after grant date, 20% six months after the grant date, 30% 288 days after the grant date and 30% one year after the grant date;

• 11,000 stock options to employees which vest 25% four months after the grant date, and then 25% after years 1, 2, and 3 after the grant date;

• 4,000 stock options to employees which vest 50% 288 days after the grant date, and then then 25% years 2, and 3 after the grant date;

• 3,500 stock options to consultants which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

During the year ended March 31, 2024, 8,572 common shares were issued pursuant to the exercise of stock options and 26,304 options were forfeited or expired.

During the year ended March 31, 2024, the Company incurred share-based compensation expense with a measured fair value of $1,502,112. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2026	March 31, 2025	March 31, 2024
Share price on grant date	N/A	CDN $7.80	CDN $27.20
Exercise price	N/A	CDN $7.80	CDN $27.20
Risk-free interest rate	N/A	2.32%	3.40%
Expected life of options	N/A	5 years	5 years
Annualized volatility	N/A	107%	103%
Forfeiture rate	N/A	Nil	Nil
Dividend rate	N/A	N/A	N/A

18. Deferred Revenue

The Company recorded Deferred Revenue of $2,576,050 for deposits received from customers for the sale of all-electric vehicles which were not delivered as at March 31, 2026 (March 31, 2025 - $10,138,356). The following table summarizes changes in deferred revenue during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025

Deferred Revenue, beginning of year	$10,138,356	$9,942,385
Additions to deferred revenue during the year	5,634,600	1,077,193
Deposits returned	(3,947)	(22,534)
Revenue recognized from deferred revenue during the year	(13,192,959)	(858,688)
Deferred Revenue, end of year	$2,576,050	$10,138,356

Current portion	$2,576,050	$3,279,536
Long term portion	-	6,858,820
	$2,576,050	$10,138,356

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. As at March 31, 2026 the current portion of deferred revenue includes a financing component of $nil (2025 - $474,173), and during the year ended March 31, 2026, $474,173 of this deferred revenue was recognized in revenue (2025 - $nil).

On November 14, 2025, the Company entered into a settlement agreement and general release (the "Settlement Agreement") with a customer, Workhorse Group, Inc. ("Workhorse"). Under the terms of the Settlement Agreement, among other things, Workhorse agreed that GreenPower shall retain all deposits and other funds previously paid by Workhorse to GreenPower and waives any right to refund or repayment of these funds, and in accordance with IFRS 15, GreenPower recognized in revenue a total of $6,858,820 that was previously recorded as deferred revenue for deposits received from Workhorse.

On March 3, 2026, GreenPower of WV, LLC ("Matheny"), a wholly owned subsidiary Matheny Motors, terminated its dealership agreement with the Company, thereby preventing further deliveries of GreenPower BEAST and Nano BEAST to Matheny. Due to this, GreenPower recognized in revenue a total of $2,772,632 in accordance with IFRS 15 that was previously recorded as deferred revenue for deposits received from Matheny.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

19. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, Series A convertible preferred share liability, other liabilities, and lease liabilities. All of these financial instruments are classified as amortized costs, except for Series A convertible preferred share liability, which is classified as FVPTL.

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

Level 2:Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, other than the Series A convertible preferred share liability which is measured using level 3 inputs.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $3 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

19. Financial Instruments (continued)

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2026:

March 31, 2026	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$2,008,708	$-	$-	$-
Accounts payable and accrued liabilities	3,891,760	-	-	-
Loans payable to related parties	100,000	-	519,436	-
Lease liabilities	347,735	970,963	4,542,726	1,589,481
Revolving term loan facility	-	3,591,924	-	-
Term loan facility (Note 2)	2,000,000	-	-	-
Series A convertible preferred share liability (Note 3)	1,643,214	-	-	-
Convertible debentures	-	-	7,000,000	-
Other liabilities	2,142	6,425	-	-
	$9,993,559	$4,569,312	$12,062,162	$1,589,481

(1) GreenPower's operating line of credit with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan.

(2) GreenPower's Term loan facility with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity.

(3) GreenPower's Series A convertible preferred shares are classified as a current liability as, under certain events that are outside the control of the company, they may become repayable. All of the Series A preferred shares outstanding as at March 31, 2026 have been converted into common shares as at the date of this report.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit (Note 11), its revolving term loan facility (Note 12), and its term loan facility with the Canadian Imperial Bank of Commerce ("CIBC)" (Note 13). Assuming the drawn amounts on the line of credit, revolving term loan, and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $76,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at March 31, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$21,287
Accounts Receivable	$-
Prepaids and deposits	$10,988
Finance Lease Receivable	$26,771
Accounts Payable and Accrued Liabilities	$(327,969)
Related Party Loan	$(300,137)

The CDN/USD exchange rate as at March 31, 2026 was $0.7174 (March 31, 2025 - $0. 6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,824 to comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

20. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, a line of credit, a revolving term loan facility, a term loan facility, loans from related parties, convertible debentures, preferred equity and equity attributable to common shareholders, consisting of issued share capital and deficit. The Company may issue additional debt or equity over time in order to fund new business opportunities for the benefit of shareholders.

As at March 31, 2026, the Company had a cash balance of $328,086, working capital, defined as current assets minus current liabilities, of $8,400,528, accumulated deficit of ($102,296,273), and shareholders' equity of $1,665,431.

21. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Salaries and Benefits (1)	$562,105	$551,410	$562,160
Consulting fees (2)	$505,000	566,042	541,623
Non-cash Options Vested (3)	$208,620	632,493	874,321
Total	$1,275,725	$1,749,945	$1,978,104

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

Accounts payable and accrued liabilities at March 31, 2026 includes $36,695 (March 31, 2025 - $454,894) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year (Note 14).

• On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.

• On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

21. Related Party Transactions (continued)

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko Financial Services and 0851433 BC Ltd.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility (Notes 11, 12, 14, 15):

• On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;

• Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 16)

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures (Note 14). $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 B.C. Ltd., FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies (Note 16).

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remained outstanding as at March 31, 2025. The Company agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the year ended March 31, 2026. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, during the year ended March 31, 2025 that is unsecured and non-interest bearing, and remains outstanding as at March 31, 2026 and is included in loans payable to related parties.

A non-cash gain of $306,288 was included in Other Income during the year ended March 31, 2024 related to the revaluation of related party loans during the year.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

22. Warranty Liability

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

An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in product development costs in the Company's sales, general and administrative costs. Assuming revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $18,000 for the year ended March 31, 2026 (2025 - $36,000).

	March 31, 2026	March 31, 2025

Opening balance	$2,565,429	$2,499,890
Warranty additions	364,710	714,956
Warranty disbursements	(409,847)	(649,092)
Foreign exchange translation	167	(325)
Total	$2,520,459	$2,565,429

Current portion	$817,482	$816,326
Long term portion	1,702,977	1,749,103
Total	$2,520,459	$2,565,429

23. Income Taxes

Income tax expense is recognized based on the combined British Columbia and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2026, 2025 and 2024 was 27.0%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2026	March 31, 2025	March 31, 2024
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(1,994,350)	$(5,003,092)	$(4,952,555)
Items not deductible for tax purposes	49,149	324,482	413,506
Difference in tax rate in other jurisdictions	5,177	(155,572)	(129,075)
Unrecognized deductible temporary differences and loss carryforwards	1,534,024	4,834,182	4,668,124
Deferred income tax expense (recovery)	$(406,000)	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

23. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the unrecognized deferred income tax assets as of March 31, 2026 and March 31, 2025 are summarized below:

Unrecognized deferred	As at
income tax assets	March 31, 2026	March 31, 2025
Non-capital loss carry-forwards	$19,554,411	$17,573,889
Capital assets	292,163	390,739
Right of use assets	(1,278,500)	(1,677,298)
Lease liabilities	1,553,523	1,868,405
Warranty provision	692,793	705,376
Deferred revenue	13,837	1,097,524
Share issue costs	226,843	205,154
Other carryforward balances	1,471,309	1,154,718
Unrecognized deferred income tax asset	(22,526,379)	(21,318,507)
Deferred income tax asset	$-	$-

As at March 31, 2026 and March 31, 2025 the Company has approximately $31,125,000 and $22,505,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2026 and March 31, 2025 the Company has approximately $44,265,000 and $44,965,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2031 and 2046 if unused. The potential benefits of these carry-forward non-capital losses have not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

During the year, the Company recognized $406,000 of tax recovery for the equity component of the convertible debenture, using a tax rate of 27%.

24.        Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2026, the Company was economically dependent on four (2025 - one, 2024 - one) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 67%, (2025: 63%, 2024: 30%) of sales.

During the year ended March 31, 2025 the Company recognized Other Income of $1,391,746 related to the reversal of a previously recognized contingent liability related to an acquisition the Company entered into during the year ended March 31, 2023.

The Company's disaggregated revenue for the years ended March 31, 2026, 2025, and 2024 is summarized in the following table. Proceeds received and/or receivable from government vouchers totaled $201,012 for the years ended March 31, 2026 (2025 - $558,228, 2024 - $385,643) and was included in vehicle and parts sales in the years ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively. Included in vehicle sales for the year ended March 31, 2026 is $nil (2025 - $319,000, 2024 - $nil) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

24. Segmented Information (continued)

	For the Year Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Vehicle, parts sales and service	$6,730,743	$19,774,549	$38,879,072
Recognition of deferred revenue from contract cancellation	9,631,452	-	-
Revenue from operating and finance leases	22,760	68,805	385,643
Finance income	3,624	3,925	7,124

Total	$16,388,579	$19,847,279	$39,271,839

The Company's revenues allocated by geography based on the customer's country of domicile for the years ended March 31, 2026, 2025, and 2024, is as follows:

Canada	For the Year Ended
	March 31, 2026	March 31, 2025	March 31, 2024
United States of America	$15,901,265	$18,841,162	$37,055,314
Canada	487,314	1,006,117	2,216,525

Total	$16,388,579	$19,847,279	$39,271,839

The Company's property plant and equipment as at March 31, 2026 and 2025 are as follows:

	March 31, 2026	March 31, 2025
United States of America	$657,826	$1,212,229
Canada	60,731	98,352

Total	$718,557	$1,310,581

The Company's accounts payable and accrued liabilities as at March 31, 2026 and 2025 is as follows:

	March 31, 2026	March 31, 2025
Due to related parties	$36,695	$454,894
Trade payables	2,894,039	2,821,845
Accrued liabilities	961,026	442,977
Accounts payable and accrued liabilities	$3,891,760	$3,719,716

25. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026.

During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

26. Contingent Liability and Dissolution of Lion Truck Body

On July 7, 2022, GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. The acquisition included that GreenPower would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption. The term loan had a principal outstanding of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2025 and March 31, 2024 the seller had not provided the Company with any evidence that he has obtained the required consents for the Company to assume the loan, and there is significant uncertainty over whether the seller will obtain these consents. In accordance with IAS 37, as at March 31, 2024, amounts representing the term loan have been recognized as a contingent liability on the Company's Consolidated Statement of Financial Position. Lion Truck Body Incorporated was dissolved on March 10, 2025. Accordingly, the Company derecognized the previously recognized contingent liability of Lion Truck Body Incorporated and recognized Other Income of $1,391,746 as at March 31, 2025 related to the de- recognition of this contingent liability.

27. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Non-cash investing and financing transactions:
Right of use asset acquired	$-	$2,802,265	$69,129
Accretion income on promissory note receivable	$-	$-	$1,696
Accretion expense on related party note payable	$575,923	$494,084	$-
Assets transferred from Property and equipment to Inventory	$-	$593,320	$-
Assets transferred from Inventory to Property and equipment	$-	$-	$874,278

28. Events After the Reporting Period

Subsequent to the end of the reporting period:

• Between April 1, 2026 and July 7, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 per share expired or were forfeited;

• On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000;

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

28. Events After the Reporting Period (continued)

In addition, subsequent to the end of the reporting period, the Company completed the following transactions which each increased the share capital of the Company:

• Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;

• Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company;

• On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;

• On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;

• On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;

• On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

Exhibits

(10)	Material Contracts
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson
10.17*	Amended and Restated Letter of Agreement dated December 20, 2019
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
10.21*	Employment Agreement dated February 26, 2020 with Koko Financial Services Inc.
10.22*	Promissory Note dated December 30, 2019 for CDN$2,035,000 issued to FWP Acquisition Corp.
10.23*	Promissory Note dated December 30, 2019 for CDN$1,150,000 issued to Koko Financial Services Inc.
10.24*	Promissory Note dated December 30, 2019 for $120,000 issued to Koko Financial Services Inc.
10.25*	Promissory Note dated April 29, 2020 for $361,900 issued to East West Bank
10.26*	Promissory Note dated June 26, 2020 for CDN $50,000
10.27*	Promissory Note dated June 29, 2020 for $100,000
10.28*	Employment Agreement dated April 7, 2021 with Rick Eckert
10.29*	Employment Agreement dated March 28, 2017 with Yanyan Zhang
10.30*	Vehicle Purchase and Supply Agreement Between Workhorse Group, Inc. and GreenPower Motor Company, Inc.
10.31*	Contract of Lease-Purchase dated May 2, 2022, effective August 1, 2022 between South Charleston Development Authority and GreenPower Manufacturing WV Inc.
10.32*	Employment Agreement dated September 29, 2023 with Fraser Atkinson and Koko Financial Services Inc.
10.33*	Employment Agreement dated September 29, 2023 with Brendan Riley
10.34*	Employment Agreement dated September 29, 2023 with Michael Sieffert
10.35	$250,000 Loan Agreement with FWP Acquisition dated May 14, 2025;
10.36	$250,000 Loan Agreement with Countryman dated May 14, 2025;
10.37	$150,000 Loan Agreement with FWP Holdings dated May 28, 2025;
10.38	$100,000 Loan Agreement with Koko Financial dated May 28, 2025;
10.39	$250,000 Loan Agreement with Countryman dated May 28, 2025;
10.40	$150,000 Loan Agreement with Countryman dated June 6, 2025;
10.41	$150,000 Loan Agreement with FWP Acquisition dated June 6, 2025;
10.42	$100,000 Loan Agreement with FWP Acquisition dated June 27, 2025;
10.43	$100,000 Loan Agreement with Countryman dated June 27, 2025;
10.44	$125,000 Loan Agreement with Countryman dated July 4, 2025;
10.45	$125,000 Loan Agreement with FWP Acquisition dated July 4, 2025;
10.46	Warrant agreement with FWP Acquisition dated May 14, 2025
10.47	Warrant agreement with Countryman dated May 14, 2025
10.48	Warrant agreement with Countryman dated May 28, 2025
10.49	Warrant agreement with Countryman dated June 6, 2025
10.50	Warrant agreement with Countryman dated June 27, 2025
10.51	Warrant agreement with Countryman dated July 4, 2025
10.52	CIBC Credit Agreement Letter January 2026;
10.53	Countryman Loan Agreement dated January 6, 2026;
10.54	FWP Acquisition Loan Agreement dated January 6, 2026;
10.55	Warrant Certificate for Countryman dated January 6, 2026;
10.56	Warrant Certificate for Countryman dated January 12, 2026
10.57	Letter from BDO Canada LLP per Item 16F
10.58	Consent of Davidson & Company LLP
10.59	Consent of BDO Canada LLP
10.60	Certification of Chief Executive Officer
10.61	Certification of Chief Financial Officer
10.62	906 Certification of Chief Executive Officer
10.63	906 Certification of Chief Executive Officer
101 INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously Filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenPower Motor Company Inc.

Date: August 17, 2026

By:	/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer